Exhibit 99.1

    ANNUAL REPORT
    At December 31, 2021

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of December 31, 2021)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS
AND AUDITOR

BOARD OF DIRECTORS Chair Suzanne Heywood
Chief Executive Officer(a) Scott W. Wine
Directors(b)	INDEPENDENT AUDITOR
Léo W. Houle(2)(3)(*)	Ernst & Young Accountants LLP
Catia Bastioli(2)(3)(**)(c)
Howard W. Buffett(2)(3)(**)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Vagn Sørensen(1)(**)
Åsa Tamsons(1)(**)(c)
(1)    Member of the Audit Committee
(2)    Member of the Environmental, Social, and Governance Committee (formerly Governance and Sustainability Committee)
(3)    Member of the Human Capital and Compensation Committee (formerly Compensation Committee)
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Mr. Scott W. Wine has served as Chief Executive Officer since January 4, 2021 and Executive Director since April 15, 2021.
(b)    Ms. Jacqueline A. Tammenoms Bakker and Mr. Jacques Theurillat were members of the Board until April 15, 2021. Mr. Tufan Erginbilgic and Mr. Lorenzo Simonelli were members of the Board until they voluntary resigned on December 23, 2021. Mr. Erginbilgic and Mr. Simonelli jointed the Iveco Group Board of Directors effective January 1, 2022.
(c)    Ms. Catia Bastioli and Ms. Åsa Tamsons were appointed by the shareholders as non-executive directors at the extraordinary general meeting of shareholder of CNH Industrial N.V. held on December 23, 2021.

Disclaimer
All statements other than statements of historical fact contained in this filing, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation of the Iveco Group announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this Annual Report, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial's control. CNH Industrial expressly disclaims any

Board of Directors and Auditor 2

intention or obligation to provide, update or revise any forward-looking statements to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.
Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 3

LETTER FROM THE CHAIR AND
THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

This year presented us with a wide range of challenges and opportunities, ranging from ongoing supply chain shortages to the largest acquisition in CNH Industrial’s history. Despite this, our indefatigable team rose to the occasion and not only navigated these, but also delivered record financial results.
Paramount in 2021 was completing the spin-off of our On-Highway business to create two strong and separately listed industrial players: CNH Industrial (NYSE/MI: CNHI), focused on agriculture and construction, and Iveco Group (MI: IVG), focused on commercial and mass transport, powertrain technologies and specialty vehicles. Our team planned and executed this flawlessly, and we are incredibly excited about the future of each company as they address their respective markets with renewed focus and vigor.
Alongside completing the critical last steps needed to prepare for the spin, we also continued to deliver for our customers. In doing this we relied heavily on the lessons we learnt during the initial phases of the pandemic which have made us more resilient and better positioned to achieve our strategic priorities. Though the pandemic persisted through 2021, we were able to find ways to continue to operate the business, working closely with our suppliers and dealers, while helping our employees readjust to new ways of working.
To support this effort, we also changed our organization during 2021, making it leaner, flatter and more agile so that it can better respond to the dynamic demand and delivery environment in which we now operate. In our new organization we have more than doubled the number of employees in customer facing roles. This means that we have much greater insight into the market opportunities for our products and are better able to address those opportunities.
Alongside our work on the spin and our structure, and despite the need to continue to navigate a challenging supplier environment, we were still able to achieve record financial results in 2021, both as one company and separately as CNH Industrial and Iveco Group. We would like to congratulate and thank all of our colleagues that made this performance possible.
FINANCIAL HIGHLIGHTS
CNH Industrial reported strong full year performance in 2021, its final year of operations as a combined Off- and On-Highway entity. We delivered consolidated revenues of $33.5 billion, up 29% from the previous year. Both our adjusted EBIT from our Industrial Activities at $2,086 million(1) and our full year Net Income at $1.8 billion (which translates to $1.28 in earnings per share) were the highest in our Company’s history. Market driven volume and disciplined pricing were key drivers of our record earnings, alongside the team’s successful execution, which they achieved while often managing very challenging supply chain and logistics issues. We also recorded another very strong year for positive free cash flow of Industrial Activities(1), at over $1.8 billion as our operational execution improved.

(1) This item is a non-GAAP financial measure. Refer to the “Board Report - Operating and Financial Review and Prospects” section of this annual report for information regarding non-GAAP financial measures.
Letter from the Chair and the Chief Executive Officer 4

MARKING TWO DISTINCT PATHS TO SUCCESS
Our Off-Highway and On-Highway businesses both announced important acquisitions, joint ventures and memorandums of understanding during 2021. These have given both of these businesses significant additional access to new technologies that will play important roles in their futures.
On the Off-Highway side of our business, now CNH Industrial, we announced the acquisition of Raven Industries. This acquisition, the largest in CNH Industrial’s history, brings a US-based leader in precision agriculture technology into our company, tremendously enhancing our technical capabilities. By combining CNH Industrial’s strong engineering heritage with Raven’s technology, we will be able to introduce best-in-class products and solutions that deliver the improved productivity and yields farmers desire.
During 2021, also within our Off-Highway business, our construction equipment leadership has successfully been pursuing a turnaround plan. We built on this work by acquiring Sampierana S.p.A., a construction equipment company based in Italy. Sampierana’s Eurocomach line enhances both our mini and midi excavator portfolio and our electrification capabilities. We also announced a minority stake and exclusive multi-year technology licensing agreement with US-based agricultural technology company Monarch Tractor to further our efforts in electrification and autonomy in agriculture.
Our On-Highway business, now Iveco Group, held its first Investor Day in November 2021, in which it shared details of its future business, its strategy and its financial ambitions through to 2026. Last year also saw the official inauguration of our joint investment with the US-Based Nikola Corporation for heavy-duty Battery Electric Vehicles in Ulm, Germany, and the start of production from that site.
In 2021, our On-Highway business began working with the French multinational Air Liquide to accelerate the development of heavy-duty hydrogen mobility in Europe. It also made a significant step forward in announcing a Memorandum of Understanding with US-based PlusAI to develop autonomous trucks and launch an autonomous trucking pilot program in Europe and China.
OUR SHARED ESG SUCCESS
We were delighted that in 2021 we were again recognized as a sustainability leader in relation to both our facilities and our products. This included being named as an Industry top scorer in the Dow Jones Sustainability World and Europe Indexes for the 11th consecutive year; being recognized with a prestigious double ‘A’ score for global climate and water stewardship by the CDP; earning an “S&P Global Gold Class” in S&P’s 2022 Sustainability Yearbook; and achieving an EcoVadis Platinum medal in its prestigious annual sustainability assessment. Both CNH Industrial and Iveco Group remain fully committed to their sustainability goals and these form an important part of each of their future plans.
2022 AS THE NEW CNH INDUSTRIAL
We have carried great momentum from 2021 into our first year as a fully focused agriculture and construction player, starting with announcing our strong pro forma results and, at our Capital Markets Day in February, unveiling our updated three-year strategic plan. Our plan prioritizes five key areas: Customer-Inspired Innovation; Technology Leadership; Brand and Dealer Strength; Operational Excellence; and Sustainability Stewardship. Our plan, which we have based around the needs and expectations of the farmers and construction professionals whom we serve, will enable us to provide them with the world-class products and technologies they need to make their businesses ever more successful.
This plan is supported by our CNH Industrial Business System, which we are using to drive ongoing operational improvements across our activities. We will also continue to evolve our culture, making our company more attractive to diverse groups, helping colleagues from different backgrounds build successful careers and ensuring that all colleagues are rewarded not only for delivering results, but also for doing so in the right way.
Underlying and impelling all of this is our company purpose, revealed at our Capital Markets Day of Breaking New Ground. This purpose captures our intention to move ahead of others, continually searching for better solutions and breakthrough ideas. To achieve this, we will focus on three supporting pillars - Innovation, Sustainability and Productivity. We will be innovative in our product launches, technology investments and approach to doing business. Sustainability is our North Star and at the heart of every strategic decision we take. And underlying all of this is productivity – helping us and the world’s farmers and construction professionals to do more, with less, and thus enabling them to realize their businesses’ full potential.

Letter from the Chair and the Chief Executive Officer 5

2022 guidance(*)
While we are pleased with our 2021 results, we continue to expect supply chain challenges in 2022, which are likely to diminish in the second half of the year. As these subside, we expect production and retail sales to increase.
We are therefore providing the following guidance for our 2022 Industrial Activities outlook:
▪Net sales(**) to grow 10% to 14% including currency translation effects;
▪SG&A expenses lower or equal to 7.5% of net sales;
▪Free Cash Flow in excess of $1 billion;
▪R&D expenses and Capital expenditures up at around $1.4 billion from around $1.0 billion in 2021.

In closing, we want again to wish Gerrit Marx, his leadership team and the entire Iveco Group organization the very best as they move forward with great energy in their first year of independent operations. We are excited to see what our two strong companies will achieve with their unleashed potentials.
We also want to thank you, our valued shareholders, for your continued support. We look forward to delivering great results and rolling out new, customer-inspired developments that will advance agriculture and construction and provide you with progressive returns.

Sincerely,

Suzanne Heywood Scott W. Wine
CHAIR, CNH INDUSTRIAL                CHIEF EXECUTIVE OFFICER, CNH INDUSTRIAL

(*) CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
(**) Net sales reflecting the exchange rate of 1.20 EUR/USD

Letter from the Chair and the Chief Executive Officer 6

BOARD REPORT
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
CNH Industrial N.V. (“CNH Industrial”) is incorporated under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “CNH Industrial”, “we”, “us”, and “our”, refer to CNH Industrial N.V. together with its consolidated subsidiaries.
CNH Industrial presents its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”).
CNH Industrial reports quarterly and annual financial results both under accounting standards generally accepted in the United States (“U.S. GAAP”) for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. Until December 31, 2021, prior to the demerger occurred on January 1, 2022 (as described in the Business Overview chapter) CNH Industrial reported its operations under five segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain, and Financial Services. The activities carried out by Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.
Certain financial information in this report has been presented by geographic region. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles business competes, excluding the United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), South America (Brazil, Argentina and Venezuela) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Board Report Presentation of Financial and Certain Other Information 7

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT AND LONG-TERM VALUE CREATION
CNH Industrial is committed to a better future, integrating sustainability in its day-to-day activities and involving all employees. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous, and sustainable, improvement that creates value over the long-term.
As evidence of this, CNH Industrial included strategic sustainability targets in its Strategic Business Plan that are in line with the Company’s priorities; these in turn are based on internal assessment and stakeholder engagement.
The priorities and targets are aligned with the six UN Sustainable Development Goals ("SDGs") most relevant to CNH Industrial:
▪SDG 2: Zero hunger - end hunger, achieve food security and improved nutrition, and promote sustainable agriculture;
▪SDG 3: Good health and well-being - ensure healthy lives and promote wellbeing for all at all ages;
▪SDG 8: Decent work and economic growth - promote sustained, inclusive, and sustainable economic growth, full and productive employment, and decent work for all;
▪SDG 10: Reduced inequalities - reduce inequality within and among countries;
▪SDG 12: Responsible consumption and production - ensure sustainable consumption and production patterns;
▪SDG 13: Climate action - take urgent action to combat climate change and its impacts.
These SDGs will inspire CNH Industrial’s future endeavors in terms of sustainability targets, practices, and projects.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 8

The targets were incorporated into the Sustainability Plan, which expresses CNH Industrial’s commitment to contribute to development in harmony with people and the environment. The Sustainability Plan, which also includes short-term targets, is updated annually to report the progress of existing projects and establish new targets to ensure continuous improvement, essential for long-term growth and value creation.
The Sustainability Model facilitates the identification of aspirational goals and strategic sustainability targets. The Model illustrates the relationship between CNH Industrial and the external drivers that affect its business (or have the potential to do so) and provides an overview of how the Group is structured to deal with and manage them. These external drivers are the variables that continuously feed, guide, and steer the internal mechanisms of CNH Industrial. They consist of global challenges, customer needs, and the regulatory framework.
Global challenges(1) are long-term global changes affecting governments, economies, and societies. They reflect ongoing changes across the globe and emerging social needs. Customer needs identify customer priorities and demand for products and services. The regulatory framework fosters continuous improvement through legislation, regulation, and industry standards.

(1) The global challenges selected by CNH Industrial are: climate change; food scarcity and food security; and the innovative and digital world.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 9

GLOBAL CHALLENGES
CUSTOMER NEEDS
REGULATORY FRAMEWORK
CORPORATE PURPOSE AND VISION
SEGMENT MISSIONS
STRATEGIC PLANNING
GOVERNANCE
RISK MANAGEMENT
COMMUNICATION
PROCESSES & APPLICATIONS
PRODUCTS & INNOVATION
BEHAVIORS & ENGAGEMENT
INTEGRATION INTO THE VALUE CHAIN
SUSTAINABLE VALUE FOR STAKEHOLDERS
CORPORATE VALUES

CNH Industrial responds to these external drivers with a shared corporate purpose, defined as "Powering Sustainable Transformation", and an individual purpose for each segment, consistent across the Group and viable over the medium-to-long term, as well as with a set of values that lie at the core of CNH Industrial’s day-to-day activities.
CNH Industrial's purpose and values are implemented through:
▪strategic planning, including medium-to-long term targets;
▪a system of principles, rules, and procedures in which roles and responsibilities are clearly defined; and
▪a process that anticipates and manages current and future economic, environmental, and social risks and opportunities.
Moving closer to the core of the Model, the emphasis shifts from strategy and governance to the operational aspects of the Group. These consist of processes and applications such as manufacturing and logistics, product development and innovation, and employee behavior and stakeholder engagement, all of which must be integrated into the entire value chain to achieve CNH Industrial’s core objective: the creation of sustainable, long-term value for all stakeholders.
Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. The Environmental, Social, and Governance Committee (the "Environmental, Social, and Governance Committee") of the Board of Directors ("Board") is responsible for, among other things, assisting the Board in: monitoring and evaluating reports on CNH Industrial’s sustainable development policies and practices, management standards, strategy, global performance and governance; reviewing, assessing, and making recommendations on strategic sustainability guidelines, including occupational health and safety and climate-related issues; and reviewing the Company’s annual Sustainability Report(2).

(2) The 2021 Sustainability Report will be made available on the Company’s website as of April 13, 2022, the day of the 2021 Annual General Meeting of Shareholders.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 10

CNH Industrial has established an organizational structure made up of global and regional sustainability committees and the Sustainability Team in order to optimize the management of sustainability aspects within the Group.
The Sustainability Steering Committee (“SSC”) is a committee of the Senior Leadership Team ("SLT"), and is responsible for identifying sustainability strategies, integrating them with business needs, adopting a medium-to-long term vision, and providing a forum for communication and benchmarking among the geographic areas.
The SSC is chaired by the Chief Diversity & Inclusion, Sustainability and Transformation Officer, and is coordinated by the Sustainability Unit. The permanent members of the committee are the SLT members.
The Sustainability Team is a network of experts responsible for incorporating sustainability criteria more effectively into Company strategy and for ensuring the necessary support for sustainability planning and reporting. The Sustainability Team is overseen by the Chief Diversity & Inclusion, Sustainability and Transformation Officer and comprises personnel with global expertise (the Sustainability Unit and twenty-five Sustainability Points of Reference), as well as the Global Social Initiatives team, composed of the representatives for local community initiatives.
CNH Industrial's sustainability management system consists of the following tools:
▪the Code of Conduct, approved by the Board of Directors, and related policies that set out the Company’s approach to key topics;
▪a set of policies to manage specific issues, as well as the Human Capital Management Guidelines, Green Logistics Principles, and the Supplier Code of Conduct;
▪the materiality analysis, which defines social and environmental priorities;
▪stakeholder engagement on material topics;
▪a set of approximately 200 sustainability-related Key Performance Indicators, designed to provide comprehensive coverage of all the key environmental, social, and governance aspects, in line with the GRI Sustainability Reporting Standards ("GRI Standards") and the Sustainability Accounting Standards (“SASB Standards”) and those of the major sustainability rating agencies;
▪the Sustainability Plan, also including the strategic sustainability targets, which identifies action priorities and tracks commitments undertaken; and
▪the annual Sustainability Report, which discloses the Company’s sustainability performance.
The Sustainability Report, prepared on a voluntary basis and in line with GRI Standards and SASB Standards, integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations.

Materiality analysis
The materiality analysis is a tool that CNH Industrial uses to ensure close alignment between the material topics identified and the Company's business decisions, increasingly integrating sustainability principles into the Company's daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impact, or influence the decisions of stakeholders.
In the past six years, the material topics have been evaluated through stakeholder engagement to assess:
▪their relevance to CNH Industrial, based on feedback from the SSC members (feedback updated in 2019);
▪their relevance to stakeholders, based on feedback from a sample of 2,068 stakeholders (55 in 2021) including employees, customers, dealers, opinion leaders, public institutions, non-governmental organizations, investors, and journalists.
CNH Industrial managers and stakeholders were engaged through an online survey or direct interviews. They were asked to evaluate the 14 material topics identified, ranking the five most significant based on their impact on the economy, the environment, and society.
CNH Industrial's Materiality Matrix reflects how frequently each material topic was selected. It was shared with the SLT members, reviewed by the SSC, and reviewed and approved by the Chief Executive Officer ("CEO"). The final phase involved third party assurance of compliance, in which the Matrix development process was audited by an independent company.
CNH Industrial also performed a specific analysis in order to identify the link between the SDGs most relevant to the business (the 6 SDGs aligned with the commitments stated in the Sustainability Plan) and the 14 material topics. A circle's size in the matrix reflects the degree to which the corresponding topic matches an SDG.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 11

The Materiality Matrix confirms the greater significance of business-related aspects, in line with the sustainability priorities defined within CNH Industrial's Strategic Business Plan. Specifically, from a circular economy perspective, the material topic Circular product life cycle was considered, both within and outside the Company, as one of the most relevant to CNH Industrial, highlighting the importance of adopting alternative solutions that minimize the impact of a product’s life cycle. CO2 and other air emissions was also one of the most relevant topics, considering not only the impact of manufacturing processes, but also of the entire value chain (logistics, supply chain, and product use). Even the topic Occupational health and safety ranked among the most relevant to both the Company and its stakeholders, highlighting the importance of an approach based on effective preventive and protective measures that involves all employees.

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CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to incorporate changes in stakeholder perceptions and any new aspect that may become significant for the Company or its stakeholders.

Topic	Reference
PRODUCT & INNOVATION
Circular Product life cycle	Business Overview/Industry Overview
Autonomous vehicles	Business Overview/Industry Overview
Connectivity	Business Overview/Industry Overview
Self-sustaining food systems	Business Overview/Industry Overview
Trade, regulations, and public debate	Business Overview/Industry Overview
BEHAVIORS & ENGAGEMENT
Occupational health and safety	Human Resources/Employees
Local community engagement	Corporate Governance/Community Relations
Value chain management	Business Overview/Suppliers
Employee engagement	Human Resources/Employees
Digital workplaces	N.A.
PROCESSES & APPLICATIONS
CO2 and other air emissions	Business Overview/Plants and Manufacturing Processes
Renewable energy	Business Overview/Plants and Manufacturing Processes
Water and waste efficiency	Business Overview/Plants and Manufacturing Processes
Innovation-to-zero	Business Overview/Plants and Manufacturing Processes; Human Resources/Employees
Taskforce on Climate-related Financial Disclosures
CNH Industrial is committed to climate change mitigation and aims for full transparency in its management of climate-related risks and opportunities through the disclosures provided in this section, in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). The following section contains four thematic areas showing how the Company is addressing climate-change risks and opportunities: Governance, Strategy, Risk Management, and Metrics and Targets. For further details, please see the TCFD correspondence table at the end of this section.
Governance
The highest responsibility for defining and implementing the strategy of CNH Industrial is assigned to the Board of Directors. The Environmental, Social, and Governance Committee of the Board of Directors is responsible, among other things, for assisting the Board in reviewing and guiding the strategy and risk management policies related to climate change. Moreover, the Committee is responsible for monitoring the implementation of the measures to meet climate change targets, such as CO2 emissions and energy efficiency. The Committee meets quarterly and, at least twice per year, the Chief Diversity & Inclusion, Sustainability and Transformation Officer updates the Environmental, Social, and Governance Committee on the progress of CO2 emissions reduction and energy efficiency in manufacturing and logistic processes, as well as for suppliers.
At the management level, the highest responsibility for initiatives focusing on energy efficiency and on the management of CO2 emissions at CNH Industrial lies with the Senior Leadership Team (“SLT”).
SLT members are also members of the Sustainability Steering Committee (“SSC”). The SSC is responsible for defining sustainability strategy and for integrating sustainability aspects into operating processes, and is chaired by the Chief Diversity & Inclusion, Sustainability and Transformation Officer.
The operating segments of the Company are fully responsible for the global growth and performance of their respective businesses, thereby increasing focus and accountability. For this reason, the different segments have nominated specific committees responsible for the implementation and monitoring of the Company’s strategy. Climate-change issues are regularly discussed by these committees to ensure responsible management of climate risks and to

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 13 identify trends and opportunities, including potential impacts of new product development and new market considerations.
Additionally, the Risk Management Center of Competence addresses all stages of pure risk(3) management, including risk identification, analysis, and treatment (including loss prevention).
To further align the management commitment to climate-change mitigation, part of the CEO’s and other SLT members’ remuneration is linked to the sustainability targets, such as the reduction of CO2 emissions per production unit. The remuneration of the management is reviewed and approved by the Compensation Committee of the Board of Directors. Objectives are defined for business unit and energy managers and are related to energy consumption reduction and greenhouse gas (GHG) emissions reduction. Targets are included in the Performance Management Process.
Strategy
CNH Industrial’s strategy is framed within the Company’s purpose, defined as “Powering Sustainable Transformation”, which incorporates a set of values that lie at the core of the Company’s day-to-day activities and are intrinsically linked to its future business success. Specific to climate change, and as described further below, CNH Industrial has an established risk management process that includes the assessment and monitoring of climate-related risk. These assessments are used by the Company to identify not only risk exposure, but also opportunities, on which the Company’s climate change strategy is based. The identification of these climate-related risks and opportunities, along with the analysis of sustainability macrotrends, led to the definition of a decarbonization strategy, which in turn has been incorporated within, and regularly influences, the Company’s Strategic Business Plan. To further address the potential impacts of climate change, CNH Industrial has implemented relevant projects and a number of other specific climate-related topics and has defined long-term strategic targets.
Climate-related risks and opportunities are embedded within CNH Industrial’s strategy to ensure resiliency of its business model in light of shifting global challenges. The Company has established specific functions and structures within its respective operating segments to monitor the relevant emerging policies and regulatory developments at local and global level (especially in Europe, where regulatory pressure is more significant). Resulting analyses are incorporated within the Company strategy to ensure full compliance with applicable laws. The shift in consumer preferences and demand toward sustainable transport solutions, driven by both an increase in climate-related awareness and strong stimulus coming from regulators, may result in potential risks for manufacturers that must adapt to the evolving market. To counter this, CNH Industrial applies these evolutions in the development of its product portfolio to steer the focus of research and development toward sustainable technologies (e.g. “green” fuels, electric and hydrogen propulsion technologies, digitalization and related intelligent capabilities that include precision farming and smart water management, etc.). The Company also takes advantage of collaboration with strategic business partners, startups, and external expertise in the emerging technology sector.
To ensure the timely delivery of its strategy, the Company has established specific targets linked to the environmental performance of its manufacturing processes, logistics, and product portfolio, as outlined in the section Metrics and Targets below.
CNH Industrial developed a scenario analysis which led to the identification of the Internal Price of Carbon (“IPoC”), an indicator that enables it to prioritize energy-saving projects based on their ability to generate the greatest reduction in CO2 emissions. The IPoC is used as a decision-making tool whenever an initiative is presented to the Company’s Investment Committee.

(3) Pure risks are risks resulting from natural causes or accidental or malicious acts (fires, explosions, floods, etc.) that may result not only in damage to goods or facilities, but also in the short or long-term interruption of operations.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 14

Risk Management
Enterprise Risk Management
Risk management is an important component of CNH Industrial’s overall culture and is integral to the achievement of its long-term business plan. Accordingly, the Company’s Enterprise Risk Management (“ERM”) process has been designed to assist in the identification, evaluation, and prioritization of business risks, followed by a coordinated and balanced application of resources to minimize, monitor, and control the probability or impact of adverse events or to maximize the realization of opportunities.
The ERM process is linked to the Company’s Sustainability Program and its strategic sustainability targets and aspirational goals, including those related to climate change, which are articulated in the Company’s Strategic Business Plan.
The effects of climate change represent a key emerging risk to CNH Industrial and, as referenced above, examples of the Company’s related mitigation actions include investments in technology as part of its decarbonization strategy, and efforts to reduce energy consumption in manufacturing processes.
More details on CNH Industrial’s enterprise risk management process, including its risk appetite for individual risk categories, can be found in the Risk Management and Control System section of this Report.
Pure Risk Management
In order to strengthen sustainability and resilience within CNH Industrial, the Company also works to develop and launch forward-looking solutions to better understand the impacts of natural hazards and to respond accordingly. The ability to assess the losses and costs associated with natural hazards is essential for better decision making on hazard-mitigation investments and planning.
CNH Industrial’s Risk Management function has developed an innovative risk management methodology in collaboration with the Company’s EHS (Environment Health & Safety) departments, a major international consultancy and certification firm, and an insurance partner. This methodology has enabled CNH Industrial to: (i) obtain objective, quantified knowledge of insurable environmental exposures; (ii) improve risk profiles according to the segments’ EHS strategies; (iii) identify and clearly communicate priorities and benefits; (iv) effectively inform the insurance market about the loss prevention activities in place to prevent or mitigate potential environmental losses; (v) obtain adequate environmental insurance coverage, commensurate with risk exposures and current loss prevention activities; (vi) carry out prevention activities in line with Company strategies. These activities provided the basis for the development of the Company’s first environmental maps, which quantify the overall level of risk using a scientific, certified self-assessment tool. The results were presented to the insurance market as evidence that CNH Industrial’s environmental risks are known, well-quantified, and properly managed. The results also led to comprehensive global insurance coverage. A similar approach is being followed for earthquake and flood risks.
Metrics and targets
CNH Industrial has developed various indicators and tools to assess its contribution, exposure, and resilience to climate change. Annually, the Company reports its climate change impacts and performance according to the requirements of the GRI Standards in its Sustainability Report. CO2 emissions are calculated according to the Greenhouse Gas Protocol (GHG Protocol), incorporated into Company Guidelines.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 15

METRICS	2021	2020	2019
Plants in scope	55	57	57
Direct energy consumption from renewable sources (GJ/000)	6	2	14
Direct energy consumption from non-renewable sources (GJ/000)	3,307	2,726	3,095
Total direct energy consumption (GJ/000)	3,313	2,728	3,109
Total indirect energy consumption from renewable sources (GJ/000)	2,043	1,680	1,943
Total indirect energy consumption from non-renewable sources (GJ/000)	1,428	1,182	1,301
Total indirect energy consumption (GJ/000)	3,471	2,862	3,244
Direct CO2 emissions (Scope 1) (Mtons/000)	186	151	171
Indirect CO2 emissions (Scope 2 – market-based) (Mtons/000)	147	133	157
Indirect CO2 emissions (Scope 2 – location-based) (Mtons/000)	264	236	309
Total CO2 emissions (Scope 1 and Scope 2 – market-based) (Mtons/000)	333	284	328
Based on the climate-related risks and opportunities identified, CNH Industrial sets targets to reduce emissions and increase energy efficiency:

TARGETS	REFERENCE PERIOD	2021 RESULTS
Monitoring of CO2 emissions of 100% of key suppliers	2022	73.0%
'-20%vs 2014 in kg of CO2 emissions per ton of goods transported (including spare parts)	2024	+10.0%
25% of product portfolio available with natural gas powertrains	2024	20.0%
-30% vs 2014 in energy consumption per production unit at Company plants worldwide	2030	-32.5%
'-60% vs 2014 in CO2 emissions per production unit at Company plants worldwide (2024 target: -50% vs 2014 in CO2 emissions per production unit)	2030	-55.0%
90% of total electricity consumption derived from renewable sources (2024 target: 80% of total electricity consumption derived from renewable sources)	2030	74.9%

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 16

TCFD correspondence table

Thematic area	Recommended TCFD disclosures	Reference
Governance Disclose the organization’s governance around climate-related risks and opportunities.	a) Describe the board’s oversight of climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation; Corporate Governance/Board of Directors; the Environmental, Social, and Governance Committee
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy/Management; Purchasing Processes; Sustainable Products

Risk Management Disclose how the organization identifies, assesses, and manages climate-related risks.	a) Describe the organization’s processes for identifying and assessing climate-related risks.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
b) Describe the organization’s processes for managing climate-related risks.
▪ Annual Report: Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities
▪ Sustainability Report: Our Governance Model/Risk management; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
Metrics & targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy performance

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 17

EU Taxonomy on sustainable activities
The EU taxonomy classification system establishes a list of environmentally sustainable economic activities, supporting the EU Green Deal objectives. The Regulation provides appropriate definitions for which economic activities can be considered environmentally sustainable. There are six environmental targets in the EU Taxonomy, two of which are now regulated: Climate Change Mitigation and Climate Change Adaptation, while the remaining four will be regulated during 2022.
For each objective, the EU taxonomy provides a list of economic activities that can substantially contribute to it, provided that the activity meets the related technical screening criteria(1).
For this first year of reporting, companies are required to disclose the proportion of turnover, capital expenditure (CapEx), and operating expenditure (OpEx) of taxonomy eligible and non-eligible activities related to climate change objectives: i.e. those activities included within Annexes 1 and 2 of Delegated Act 2139/2021 irrespective of whether they meet any or all of the technical screening criteria laid down in those delegated acts. The assessment of the actual alignment with the technical screening criteria is required from the next reporting year.
CNH Industrial activities considered eligible according to the EU taxonomy are included in two economic activity groups: Manufacture of low carbon technologies for transport (3.3), and Transport by motorbikes, passenger cars, and light commercial vehicles (6.5).
After investigating and consulting on EU Taxonomy’s list of activities, the KPIs related are included in the table below.

2021	Proportion of taxonomy eligible economic activities	Proportion of taxonomy non-eligible economic activities
Turnover	30%	70%
CapEx	27%	73%
OpEx	9%	91%

Accounting Policy (1.2.1)
For the determination of the 3 KPIs, the Group's Sustainability department, and the Accounting and Finance Department were involved, which, based on the indications given in Annex 1 to Delegated Act 2178/2021, identified the values to be included in the KPIs from the balance sheet items, as described in the next paragraph.
In the numerator, only the balance sheet items related to the identified activities (3.3 and 6.5) were considered. For the calculation of the denominator, all the items provided for by the regulations at a consolidated CNH Industrial N.V. level were included, as specified within the contextual information paragraph.
Assessment of compliance with Regulation (EU) 2020/852 (1.2.2)
Group identified two taxonomy eligible activities:
•Manufacture of low carbon technologies for transport (3.3), considering the sales from the Commercial Vehicles segment (CV) manufactured by the Group and vehicle maintenance and repair. Revenues from the sale of spare parts and individual components are excluded from the numerator.
•Transport by motorbikes, passenger cars, and light commercial vehicles (6.5), considering active leasings for CV vehicles.
To avoid any double counting in the calculation of the 3 KPIs, the values were determined directly from the items included in the financial statement of CNH Industrial N.V.

(1) The list of economic activities and the related technical screening criteria are laid down in Annex 1 and Annex 2 of the Commission Delegated Act 2021/2139 supplementing Regulation (EU) 2020/852

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 18

Contextual information (1.2.3)
Turnover KPI:
a.The denominator was identified based on Group’s consolidated net turnover from industrial activities.
b.The numerator was identified including net sales from sales of Trucks and Buses (New and Used) and Services, revenues from repair and maintenance, and leasing fees. Revenues related to Specialty Vehicles (Defence and Fire Fighting), from the remaining segments of the industrial activities, and revenues from Spare Parts are excluded.
CapEx KPI:
a.The denominator consists of additions to tangible and intangible fixed assets during the financial year, before depreciation, amortization, and any re-measurements, including those resulting from revaluations and impairments, as well as excluding changes in fair value.
b.The numerator equals capital expenditures, that are part of the denominator, referred to CV vehicles: buses, light, medium, and heavy trucks.
OpEx KPI:
a.The denominator includes all direct non-capitalized costs related to maintenance, building renovation measures, research and development, short-term lease, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant, and equipment.
b.The numerator equals the direct non-capitalized costs that are part of the denominator referred to CV vehicles: buses, light, medium, and heavy trucks.
There are no amounts in the reported values related to economic activities included in the taxonomy conducted for the internal consumption of the Group.
Within the CapEx and OpEx items, there are no items related to a plan to expand the economic activities aligned to the taxonomy.
Methodologies
This Non-Financial Statement addresses the requirements of the Dutch Decree dated March 14, 2017 on Non-Financial Information, that implemented the Directive 2014/95/EU into Dutch law. This Non-Financial Statement is based on the GRI Sustainability Reporting Standards ("GRI Standards") and the Sustainability Accounting Standards (“SASB Standards”).
Defining the contents of this Non-Financial Statement is a process based on principles of materiality, stakeholder inclusiveness, sustainability context, and completeness. Ensuring the quality of information concerns principles of balance, comparability, accuracy, timeliness, clarity, and reliability.
Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on CNH Industrial's commitment to sustainable development, see the 2021 Sustainability Report.
The contents related to the different requirements stated in the Dutch Decree are included in this Annual Report in different sections. The table below shows the internal references where to find the information for each requirement.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 19

EU Directive Non-Financial Information and Diversity information reference table

Topic	Subtopic	Included (yes/no)	Reference
Business model		Yes	Business Overview; Our Commitment to Sustainable Development and Long-term Value Creation; Corporate Governance/Code of Conduct
Relevant social and personnel matters (e.g. HR, safety etc.)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	How risks are managed.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	Non-financial key performance indicators.	Yes	Human Resources/Employees; Business Overview/Suppliers
Relevant Environmental matters (e.g. climate-related impacts)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	How risks are managed.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	Non-financial key performance indicators.	Yes	Business Overview/Plants and Manufacturing Processes
Relevant matters with respect for human rights (e.g. labour protection)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	Non-financial key performance indicators.	Yes	Corporate Governance/Respect for Human Rights
Relevant matters with respect to anti-corruption and bribery	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	Non-financial key performance indicators.	Yes	Corporate Governance/Anti-Corruption and Bribery
Insight into the diversity (executive board and the supervisory board)	A description of the policies pursued.	Yes	Corporate Governance/Board of Directors
	Diversity targets	No	Corporate Governance/Board of Directors
	Description of how the policy is implemented	Yes	Corporate Governance/Board of Directors
	Results of the diversity policy	Yes	Corporate Governance/Board of Directors

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 20

SASB INDEX

TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	RESPONSE COMMENT
Activity	RT-IG-000.A	Number of units produced by product category	Number	Agriculture 196,000 Construction 42,000 Commercial & Specialty Vehicles 161,178 Powertrain 798,700
	RT-IG-000.B	Number of Employees	Number	71,895
Energy Management	RT-IG-130a.1	(1) total energy consumed	Gigajoules (GJ)	6,783,826
		(2) percentage grid electricity	%	39.1
		(3) percentage renewable	%	30.2
Employee Health and Safety	RT-IG-320a.1	(1) total recordable incident rate (TRIR)(1)	Rate	0.388
		(2) fatality rate(2)	Rate	—
		(3) near miss frequency rate (NMFR)(3)	Rate	6.208
Fuel Economy & Emissions in Use-Phase	RT-IG-410a.1	Sales-weighted fleet fuel efficiency for medium- and heavy-duty vehicles	Gallons per 1,000 ton-miles	(4)
	RT-IG-410a.2	Sales-weighted fuel efficiency for non-road equipment	Gallons per hour
	RT-IG-410a.3	Sales-weighted fuel efficiency for stationary generators	Watts per hour
	RT-IG-410a.4	Sales-weighted emissions of:	Grams per kilowatt-hour
		(1) nitrogen oxides (NOx) and
		(2) particulate matter (PM) for:
		(a) marine diesel engines,
		(b) locomotive diesel engines,
		(c) on-road medium- and heavy-duty engines, and
		(d) other non-road diesel engines
Materials Sourcing	RT-IG-440a.1	Description of the management of risks associated with the use of critical materials	n/a	CNH Industrial’s products are highly complex, typically containing thousands of parts that come from many different direct suppliers within the Company’s vast global supply network. This means that the Company must rely on its direct suppliers to work with their upstream supply chain to detect the presence and evaluate the origin of any critical substances contained in components or materials it purchases. The Company has adopted policies, programs, and procedures to manage risks related to material sourcing and to promote responsible sourcing, particularly with regard to tin, tantalum, tungsten, and gold (referred to as conflict minerals or 3TG), as well as cobalt (see Suppliers section).
Remanufacturing Design & Services	RT-IG-440b.1	Revenue from remanufactured products and remanufacturing services	$ million	127
(1) The total recordable incident rate is the number of recordable work-related injuries and illnesses divided by the number of hours worked, multiplied by 200,000.
(2) The fatality rate is the number of work-related fatalities divided by the number of hours worked, multiplied by 200,000.
(3) The near miss frequency rate is the number of work-related near misses divided by the number of hours worked, multiplied by 200,000.
(4) Given the diversity of its products, the Company is currently identifying a methodology for the calculation of sales-weighted fuel efficiency and emissions data.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 21

Presence in Sustainability Indices
Inclusion in sustainability indices, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s commitment to sustainability. In 2021, the Company was included for the 11th consecutive year in the Dow Jones Sustainability Indices (DJSI) World and Europe, achieving the highest score (88/100) out of 126 companies assessed within the Machinery and Electrical Equipment Industry. Furthermore, for the first time, CNH Industrial was simultaneously included in the prestigious A List of both the CDP Climate Change and CDP Water Security programs, in recognition of its actions to tackle climate change and to protect water security. It also won the S&P Global Gold Class Sustainability Award 2022, and was awarded ISS ESG Prime status.
As at December 31, 2021, the Company was included in the following indexes: Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, MIB ESG Index, ECPI Global Agriculture Liquid Equity, ECPI World ESG Equity, ECPI Euro ESG Equity, ECPI Global Developed ESG Best-in-Class, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global Low Carbon Footprint Index, STOXX Global Reported Low Carbon Index(1), Refinitiv Diversity & Inclusion Index, and Integrated Governance Index (IGI). Moreover, in 2021, CNH Industrial received an MSCI ESG Rating of AAA and was a responder to the 2021 Workforce Disclosure Initiative (WDI).

(1) Those listed are the main global STOXX indexes in which CNH Industrial is included.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 22

REPORT ON OPERATIONS
SELECTED FINANCIAL DATA
CNH INDUSTRIAL PRE-DEMERGER(1)

($ million)	2021	2020	2019(*)	2018(**)	2017(***)
Net revenues	33,481	25,984	28,024	29,736	27,624
Profit/(loss) before taxes	2,135	(750)	1,208	1,914	740
Profit/(loss)	1,777	(695)	906	1,399	456
Attributable to:
Owners of the parent	1,740	(750)	874	1,368	439
Non-controlling interests	37	55	32	31	17
Basic earnings/(loss) per common share ($)	1.28	(0.55)	0.65	1.01	0.32
Diluted earnings/(loss) per common share ($)	1.28	(0.55)	0.65	1.01	0.32
Investments in tangible and intangible assets	1,189	848	1,063	1,033	896
of which: capitalized R&D costs	475	364	426	455	404
R&D expenditure(2)	1,249	950	1,050	1,080	986
Total Assets	51,122	50,556	49,182	48,650	50,798
Total Equity	8,426	6,735	7,863	7,472	6,684
Equity attributable to owners of the parent	8,393	6,651	7,819	7,443	6,671
(1)    Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business and the related Financial Services business (together the “Iveco Group Business”), as well as the Agriculture business, the Construction business and the related Financial Services business. Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”). The financial data presented in this table refers to CNH Industrial prior to the Demerger (“CNH Industrial Pre-Demerger” or "CNHI Pre-Demerger").
(2)    Includes capitalized development costs and research and development (“R&D”) costs charged directly to the income statement.
(*)    Effective January 1, 2019, CNH Industrial has adopted the IFRS 16 – Leases using the modified retrospective approach, without recasting prior periods.
(**)    Effective January 1, 2018, CNH Industrial adopted IFRS 15 – Revenue from Contracts with Customers using the full retrospective approach. On the same date, CNH Industrial adopted IFRS 9 – Financial Instruments retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.
(***)    2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (IFRS 15).
CONTINUING AND DISCONTINUED OPERATIONS(1)

		2021		2020
($ million)	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations
Net revenues	19,474	14,963	14,696	11,892
Profit/(loss) before taxes	1,922	213	(192)	(558)
Profit/(loss)	1,686	91	(270)	(425)
Attributable to:
Owners of the parent	1,677	63	(284)	(466)
Non-controlling interests	9	28	14	41
Basic earnings/(loss) per common share ($)	1.24	0.05	(0.21)	(0.34)
Diluted earnings/(loss) per common share ($)	1.23	0.05	(0.21)	(0.34)
Investments in tangible and intangible assets	521	668	390	458
of which: capitalized R&D costs	154	321	162	202
R&D expenditure	646	603	502	448
(1)    As requested by the IFRS 5 - Non-current assets held for sale and discontinued operations, Iveco Group Business was classified and presented as Discontinued Operations in these Consolidated Financial Statements. This table shows the selected financial data for 2021 and 2020 with a breakdown provided for Continuing Operations (the Agriculture business, the Construction business and the related Financial Services business) and Discontinued Operations (Iveco Group Business).

Board Report Selected Financial Data 23

RISK FACTORS
The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. For the 2021 financial statements contained in this Annual Report, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
COVID-19 RISKS
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity
COVID-19 was first identified in late 2019, spread globally and was declared a global pandemic by the World Health Organization in March 2020. Efforts to combat the virus have been complicated by viral variants and uneven access to, and acceptance and effectiveness of, vaccines globally. The global spread of the virus led governments around the world to implement numerous measures to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These measures have impacted, and may further impact, our future ability to operate as well as the ability of our suppliers and distributors to operate. Any future closing of manufacturing facilities due to government mandates, insufficient staffing, weaker demand, or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, and/or liquidity.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability”.
From an economic perspective, COVID-19 initially led to a global recession and there is no certainty that the economies in which we operate will experience sustained economic recovery. The COVID-19 pandemic has also significantly increased economic and demand uncertainty and has led to disruptions in our supply chain, higher raw materials pricing and volatility in demand for our products and in global capital markets. The COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner.
The extent to which the COVID-19 pandemic will continue to impact our business, financial condition, results of operations and/or liquidity will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of “further waves” of COVID-19 infections or the appearance of new variants in the virus. There have been instances of re-imposed local lockdowns where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been deployed. In late 2021, in response to a rapid acceleration of infections, the governments of several European countries including France, Germany, Italy and the United Kingdom have started re-imposing increasingly stringent public health measures. Continued uncertainties and persistent effects also include: disruptions in the supply chain and a prolonged delay in resumption of operations by one or more key suppliers, or the failure of key suppliers; our ability to meet commitments to our customers on a timely basis as a result of increased costs and supply challenges; the ability to receive goods on a timely basis and at anticipated costs; increased logistics costs; delays in our strategic initiatives as a result of the uncertain environment; absence of employees due to illness; the impact of the pandemic on our customers and dealers, and delays in their plans to purchase new equipment; requests by our customers or dealers for, or government mandated, payment deferrals and contract modifications; the impact of disruptions in the global capital markets and/or declines in our financial performance, outlook or credit ratings, which could impact our ability to obtain funding in the future; and the impact of the pandemic on demand for our

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products and services as discussed above. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Annual Report.
STRATEGIC RISKS
Global economic conditions impact our businesses
Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates, the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us or the price or availability of supplies we require. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with persistent disparity with respect to the widely varying economic conditions amongst the individual countries of the European Union, and their implications for the euro as well as market perceptions concerning these and related issues, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. It is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt. If there is continued deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business
We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
▪changes in laws, regulations and policies that affect, among other things:
◦import and export duties and quotas;
◦currency restrictions;
◦the design, manufacture and sale of our products, including, for example, engine emissions regulations;
◦interest rates and the availability of credit to our dealers and customers;
◦property, contract rights and intellectual property;
◦where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
◦taxes;
▪regulations from changing world organization initiatives and agreements;
▪changes in the dynamics of the industries and markets in which we operate;
▪labor disruptions;

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▪disruption in the supply of raw materials and components (e.g. as a result of pandemics), including rare materials (the latter might be more easily the target of sudden cost increases due to a variety of factors, including speculative measures or unforeseen political changes);
▪changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
▪withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries or covering certain products or raw materials or embargoes, including developments in U.S.-China trade relations; and
▪war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
Further, escalating tensions between Russia and Ukraine and massive military actions between Russia and Ukraine could adversely impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S., EU, and UK which may adversely affect us and our business in Russia, Ukraine and potentially elsewhere in Eastern Europe, including possible restrictions on our ability to do business with certain vendors or suppliers as well as the ability to repatriate funds from the region. We have conducted business in jurisdictions that may be subject to trade or economic sanction regimes and such sanctions could be expanded. If we fail to comply with sanction regimes or other similar laws or regulations we could be subject to damages and potentially other financial penalties, suspension of licenses, or a cessation of operations at our businesses, as well as damage to our brands’ images and reputations.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability
The agricultural equipment market is influenced by factors such as:
▪the price of agricultural commodities and the ability to competitively export agricultural commodities;
▪the profitability of agricultural enterprises, farmers’ income and their capitalization;
▪the demand for food products;
▪the availability of stocks from previous harvests; and
▪agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.
In addition, droughts, floods and other unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced by factors such as:
▪public infrastructure spending;
▪new residential and non-residential construction; and
▪capital spending in oil and gas and, to a lesser extent, in mining.
The above factors can significantly influence the demand for agricultural and construction equipment and consequently, our financial results. Additionally, demand for our products is influenced by engine emissions and other applicable legal requirements, as well as the effective date of such requirements. If demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including lower fixed costs absorption associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or if we are unable to adjust on a timely basis our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations.

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Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations
We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit, or even at a loss, to compete with certain of our product and service offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Changes in government monetary or fiscal policies may negatively impact our results
Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow economic growth in their countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can significantly influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition. As noted above, it is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products
Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. We have a strategic plan covering investments in innovation designed to further develop existing, and create new, product and service offerings responsive to customer needs, including developing and delivering connected and digital solutions, automation, electrification and autonomy. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to design and produce products that meet our customers’ quality, performance and price expectations, our ability to develop connected and digital solutions that improve the profitability and sustainability of customers through their production systems, our ability to develop effective sales, dealer training and marketing programs, and the ability of our dealers to support and service connected and digital solutions. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced revenue and market share, which could have a material adverse effect on our business, results of operations and financial condition.
We may face challenges to our intellectual property rights which could adversely affect our reputation, business and competitive position
We own important intellectual property, including patents, trademarks, copyrights and trade secrets. Our intellectual property plays an important role in maintaining our competitive position in the markets that we serve. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the intellectual property that we own or license. Despite our controls and safeguards, our technology may be misappropriated by employees, competitors or third parties. The pursuit of remedies for any misappropriation of intellectual property is expensive and the ultimate remedies may be insufficient. Further, in jurisdictions where the enforcement of intellectual property rights is less robust, the risk of misappropriation of our intellectual property is higher notwithstanding the efforts we undertake to protect it. Developments or assertions by or against us relating to intellectual property rights, and any

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inability to protect or enforce our rights sufficiently, could adversely affect our business, competitive position and results of operations.
We may not realize all of the anticipated benefits from our business initiatives and cost management initiatives
As part of our strategic plan, we are actively engaged in a number of initiatives to strengthen our business and increase our productivity, market positioning, efficiency and cash flow, all of which we expect will have a positive long-term effect on our business, results of operations and financial condition. These initiatives include our enhanced focus on digital, precision farming and alternative propulsion, as well as other initiatives aimed at improving our product portfolio and customer focus. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations
We have engaged in the past, and may engage in the future, in investments or mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:
▪technological and product synergies, economies of scale and cost reductions not occurring as expected;
▪unexpected liabilities;
▪incompatibility of operating, information or other systems;
▪unexpected changes in laws;
▪inability to retain key employees;
▪protecting intellectual property rights;
▪inability to source certain products or components (or the cost thereof);
▪significant costs associated with terminating or modifying alliances; and
▪problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances or other relationships for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.
Our business may be affected by climate change, unfavorable weather conditions or other calamities
Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield.
Temperatures outside normal ranges can cause crop failure or decreased yields and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms, droughts, diseases and pests can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
In addition, natural disasters, pandemic illness, acts of terrorism or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to, and complete or partial closure of, one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products and disruption and delay in the transport of our products to dealers and customers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.
Furthermore, the potentially long-term physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be driven by the circumstances developing in various geographical regions. These may include long-term changes in temperature and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.

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Changes in demand for food and alternate energy sources could impact our revenues
Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by a growing world population and government policies, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.
International trade policies may impact demand for our products and our competitive position
Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocks, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
OPERATIONAL RISKS
We depend on suppliers for raw materials, parts and components
We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Significant disruptions to the supply chain resulting from shortages of raw materials, components, and whole-goods can adversely affect our ability to meet customer demand. For example, during 2021, as economies around the world have reopened, sharp increases in demand have exacerbated significant disruptions to the global supply chain stemming from the COVID-19 pandemic, which have affected our ability to receive certain materials and components on a timely basis and at anticipated costs. These supply chain disruptions have been caused and compounded by many factors, including changes in supply and demand, industry capacity constraints, labor shortages and the COVID pandemic. Global logistics network challenges include ocean freight capacity constraints, international port delays, trucking and chassis shortages, railway and air freight capacity, and labor availability constraints, which have resulted in delays, shortages of key manufacturing components, increased order backlogs, and increased transportation costs. While we diligently monitor our supply chain risk and seek to respond promptly to address supply chain and logistics bottlenecks, there can be no assurance that our mitigation plans will be effective to prevent disruptions that may arise from shortages of materials that we use in the production of our products. Uncertainties related to the magnitude and duration of global supply chain disruptions have adversely affected, and may continue to adversely affect, our business and outlook.
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Our existing operations and expansion plans in emerging markets could entail significant risks
Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and, in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina and Turkey. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our

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products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions, and/or increase of public debt.
Dealer equipment sourcing and inventory management decisions could adversely affect our sales
We sell our products primarily through independent dealers and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If our dealers’ inventory levels are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations
In the ordinary course of business, we are involved in litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 27 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2021.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability
We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services with and among equipment. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats (e.g. worms, viruses, malware, phishing attacks, ransomware, and other malicious threats) and more sophisticated computer crime pose a significant risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products. The foregoing risks are heightened in the current environment where our employees have been working and continue to work from home due to the COVID-19 pandemic.
While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, these attacks have proliferated and there can be no assurance that our actions will be sufficient to successfully prevent attacks or to mitigate potential risks to our

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systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, pose their own information security risk to us.
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve, we may need to invest additional resources to protect the security of our systems and data. The amount or scope of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
Security breaches with respect to our products could interfere with our business and our dealers, and/or customers, exposing us to liability that would cause our business and reputation to suffer
Some of our products include connectivity hardware typically used for telematics services and remote system updates. While we have implemented security measures intended to prevent unauthorized access to these products, malicious actors have reportedly attempted, and may attempt in the future, to gain unauthorized access to such products including through such connectivity hardware in order to gain control of the products, change the products’ functionality, user interface, or performance characteristics, or gain access to data stored in or generated by the products. Any unauthorized access to or control of our products or systems or any loss of data could result in legal claims against us or government investigations. In addition, reports of unauthorized access to our products, systems, and data, regardless of their veracity, may result in the perception that the products, systems, or data are capable of being hacked, which could harm our brands, prospects, and operating results.
Following the spin-off of our On-Highway business, our financial profile has changed, and we will be a somewhat smaller, less diversified company than prior to the spin-off
The spin-off will result in each of the On-Highway Business and the Off-Highway Business being smaller, less diversified companies with more businesses concentrated in their respective industries. As a result, we may be more vulnerable to changing market conditions particularly those affecting the agricultural sector, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. Following the spin-off we may also have more limited capital allocation efficiency and flexibility, as we will no longer be able to use cash flow from the combined business to fund investments into one of our businesses. We may however, benefit from no longer being a source of capital and support for the On-Highway business.
We face risks associated with our employment relationships
In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to efficiently deploy personnel or implement permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic has resulted in material changes in how and where employees work.
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel
Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions and markets. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, skills, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and meet our business objectives. These may be affected by the loss of employees, particularly when departures involve larger numbers of employees, such as those experienced by many employers and industries since 2020. Higher rates of employee separations may adversely affect us through

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decreased employee morale, the loss of knowledge of departing employees, and the devotion of resources to recruiting and onboarding new employees.
COMPLIANCE RISKS
We are subject to increasingly stringent and evolving laws that impose significant compliance costs.
We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on our products or operations, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position.
Changes to existing laws and regulations or changes to how they are interpreted or the implementation of new, more stringent laws or regulations could adversely affect our business by increasing compliance costs, limiting our ability to offer a product or service, requiring changes to our business practices, or otherwise making our products and services less attractive to customers. For example, so-called “right to repair” legislation proposals in certain states and at the federal level in the U.S. could require us to provide access to the software code embedded in our products, which, among other harmful consequences, could create product safety issues, compromise engine emissions and performance controls, adversely affect the protection of our intellectual property, and discourage innovation and investments in research and development.
We are subject to extensive laws and regulations
Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including Iveco’s settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, Iveco, the Company and other parties have been defending against private litigation commenced in Europe. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 27 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2021.
Changes in privacy laws could disrupt our business
The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We collect personal information and other data as part of our business operations. This data is subject to a variety of U.S. and foreign laws and regulations. For example, the European Union's General

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Data Protection Regulation imposes more stringent data protection requirements and provides for significant penalties for noncompliance. New privacy laws will continue to come into effect around the world. We may be required to incur significant costs to comply with these and other privacy and data security laws, rules and regulations. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
New regulations or changes in financial services regulations could adversely impact us
Our Financial Services’ operations are highly regulated by governmental and banking authorities in the locations where they operate, which can impose significant additional costs and/or restrictions on their business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its regulations, as well as other efforts at regulatory reform in financial services may substantially affect the origination, servicing, and securitization programs of our Financial Services segment as well as limit the ability of our customers to enter into hedging transaction or finance purchases of our equipment. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the asset-backed securities ("ABS") markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Future regulations may affect our ability to engage in these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.

FINANCIAL AND TAXATION RISKS
Difficulty in obtaining financing or refinancing existing debt could impact our financial performance
Our performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, ABS and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
We are subject to exchange rate fluctuations, interest rate changes and other market risks
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.
We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers by Financial Services. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see Note 30 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2021.
We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country suffering the devaluation.

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Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial services industry
Negative economic conditions can have an adverse effect on the financial services industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used vehicles or equipment and higher than expected vehicle or equipment returns at lease maturity.
We are subject to interest rate risks and changes in interest rates can reduce demand for equipment, adversely affect the interest margins in our Financial Services segment, and limit access to capital markets while increasing borrowing costs
Rising interest rates could have a dampening effect on overall economic activity as well as on the financial health of our customers, either of which could negatively affect customer demand for our products and services as well as customers’ ability to service any financing provided by our Financial Services segment. In addition, credit market dislocations could have an impact on funding costs, which in turn may make it more difficult for our Financial Services Segment to offer customers competitive financing rates. While we aim to limit the exposure of our net financial assets to changes in prevailing interest rates, interest rates volatility could have an adverse effect on our net interest rate margin-i.e., the difference between the yield we earn on assets and the interest rates we pay. Actions by credit rating agencies, such as downgrades or negative changes to ratings outlooks, can affect the availability and cost of funding for the Company and can increase the Company’s cost of capital and hurt its competitive position.
An increase in delinquencies or repossessions could adversely affect the results of Financial Services
Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events, including government mandated moratoria on payments; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the customers' financial health could change the timing and level of payments received and thus necessitate an increase in Financial Services’ reserves for estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.
We may be exposed to shortfalls in our pension plans
At December 31, 2021, the funded status for our defined benefit pension, healthcare and other post-employment benefits was an underfunded status of $1,062 million that is included in the consolidated statement of financial position related to CNH Industrial prior to the Demerger ("CNH Industrial Pre-Demerger" or "CNHI Pre-Demerger"), of which $595 million was related to Continuing Operations and $467 million related to Discontinued Operations. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2021, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 22 “Provisions for employee benefits”.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility
As of December 31, 2021, we had an aggregate of $24,255 million (including $19,509 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $8,426 million, including noncontrolling

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interests. At December 31, 2021, $21,689 million and $2,566 million of the aggregate consolidated gross indebtedness was related to Continuing Operations and to Discontinued Operations, respectively. The extent of our indebtedness could have important consequences on our operations and financial results, including:
▪we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
▪we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;
▪we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;
▪we may not be able to invest in the development or introduction of new products or new business opportunities;
▪our future cash flow may be exposed to the risk of interest rate volatility (see above);
▪we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and
▪we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets, as a result of, among others, the COVID-19 pandemic.
Further, our indebtedness under some of our instruments including certain derivative transactions may bear interest at variable interest rates or have other terms based on LIBOR. The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. Although this deadline has subsequently been extended to June 2023, these reforms may cause LIBOR to perform differently than in the past and in particular may do so in the future as the deadline approaches potentially making it unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new variable rate credit facilities and derivative transaction. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility
The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:
▪incur additional indebtedness by certain subsidiaries;
▪make certain investments;
▪enter into certain types of transactions with affiliates;
▪sell or acquire certain assets or merge with or into other companies; and/or
▪use assets as security in other transactions.
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see Note 24 “Debt” to the Consolidated Financial Statements at December 31, 2021.
CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere
CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be

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regarded as being U.K.-resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.
Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. CNH Industrial has a management and organizational structure such that CNH Industrial should not be deemed resident in Italy under Italian domestic law except to the extent of CNH Industrial's Italian branch, and should be deemed resident exclusively in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance regarding the final determination of its tax residence. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.
Tax may be required to be withheld from dividend payments
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.
We may incur additional tax expense or become subject to additional tax exposure
We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the consolidated effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see Note 9 “Income tax (expense) benefit” to the Consolidated Financial Statements at December 31, 2021.

RISKS RELATED TO OUR COMMON SHARES
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges
The dual listing of our common shares on the NYSE and the Euronext Milan (previously named MTA) may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.

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The loyalty voting program may affect the liquidity of our common shares and reduce our share price
CNH Industrial’s loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years, the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting program may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result
The provisions of our Articles of Association establishing the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2021, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.5%. For further information, see section “Major Shareholders”. Such shareholders participating in the loyalty voting program could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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BUSINESS OVERVIEW
INTRODUCTION
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the "Demerger"), effective January 1, 2022. A description of the principal phases leading up to completion of the Demerger is provided in the Notes to the Consolidated Financial Statements.
As the transaction took effect on January 1, 2022, the consolidated financial statements for the year ended December 31, 2021 relate to CNH Industrial Pre-Demerger. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, as the Demerger became highly probable in December, the Iveco Group Business is classified and presented as Discontinued Operations in these consolidated financial statements. That presentation has resulted in the following:
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item "Profit/(Loss) from Discontinued Operations, net of tax" within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business (as Discontinued Operations) are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
For additional detail of items presented under Discontinued Operations in the Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section "Scope of Consolidation - Discontinued Operations - Iveco Group Business".
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial and Iveco Group, the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.

GENERAL
Until December 31, 2021, CNH Industrial was a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. At the same date, CNH Industrial had industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
Following the Demerger, effective January 1, 2022, CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment.
Until December 31, 2021, CNH Industrial had the following five operating segments:
Continuing Operations – Industrial Activities Segments
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.

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▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Discontinued Operations – Industrial Activities Segments
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services
Financial Services, prior to the Demerger, offered a range of financial products and services to dealers and customers of both Off-Highway and On-Highway Industrial Activities segments. Financial Services provided and administered retail financing to customers for the purchase or lease of new and used vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provided wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provided trade receivables factoring services to CNH Industrial companies.
Following the Demerger, the European operations of CNH Industrial Financial Services will be separated as follows: the receivable portfolios related to the captive activity of each group (CNH Industrial and Iveco Group), together with the related funding, will be attributed to each group, while the servicing of these separated portfolios will be performed by Iveco Group’s Financial Services segment. CNH Industrial will provide financial services to Iveco Group companies in the rest of the world.
Net Revenues by Segment and by Region:
Net revenues by segment in the years ended December 31, 2021 and 2020 were as follows:

				2021				2020
($ million)	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger
Agriculture	14,754	—	—	14,754	10,916	—	—	10,916
Construction	3,081	—	—	3,081	2,170	—	—	2,170
Commercial and Specialty Vehicles	—	12,204	—	12,204	—	9,420	—	9,420
Powertrain	—	4,435	—	4,435	—	3,633	—	3,633
Eliminations and Other	—	(1,831)	(917)	(2,748)	(11)	(1,273)	(563)	(1,847)
Total of Industrial Activities	17,835	14,808	(917)	31,726	13,075	11,780	(563)	24,292
Financial Services	1,664	230	(32)	1,862	1,644	188	(25)	1,807
Eliminations and Other	(25)	(75)	(7)	(107)	(23)	(76)	(16)	(115)
Total	19,474	14,963	(956)	33,481	14,696	11,892	(604)	25,984

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Net revenues by region in the years ended December 31, 2021 and 2020 were as follows:

				2021				2020
($ million)	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger
Europe	5,317	11,122	(603)	15,836	4,299	8,960	(394)	12,865
North America	7,804	281	(100)	7,985	6,012	190	(66)	6,136
South America	3,132	1,388	(168)	4,352	2,034	710	(97)	2,647
Rest of World	3,221	2,172	(85)	5,308	2,351	2,032	(47)	4,336
Total	19,474	14,963	(956)	33,481	14,696	11,892	(604)	25,984

INDUSTRY OVERVIEW
Agriculture
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("hp") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower hp range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is deteriorating and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season-to-season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the amount of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agriculture's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period. This situation has been emphasized during the current pandemic environment where the global supply chain has been disrupted for a series of reasons linked with production not able to match demand and transportation becoming congested with increases in lead times and expenses.
Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers generally demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out

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by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.
Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. In South America and in other emerging markets, the number of farms is growing, and mechanization is replacing manual labor. In Rest of World, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment.
Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs on their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique emissions regulations, which adds a level of complexity required to meet global product needs.
Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as the price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
Sustainability and being a Clean Energy Leader has been a focus of CNH Industrial since 2009. During the 2021 United Nations Climate Change Conference, COP26 event in Scotland, there was an emphasis on carbon reduction with significant attention on livestock and dairy farming and their impact on emissions from animal waste. With the use of a bio-digester, animal waste and food waste can be processed to produce bio-methane. CNH Industrial has developed a Methane Powered Tractor, which started production in 2021, that runs on methane produced on the farm from the animal and food waste. The CNH Industrial developed Methane Powered Tractor was twice awarded the prestigious Sustainable Tractor of the Year award, most recently at the 2022 EIMA international show and several Methane Power tractors were retailed after intensive testing around the world. Moreover, in 2021 CNH Industrial has participated with a minority equity share participation into the U.K. based technology start-up, Bennamann, which has developed an on-site kit for small-medium size livestock farms to capture and repurpose fugitive methane as a green fuel from their waste and generate bio-methane which would allow a successful implementation of the circular economy in the core of that Agricultural space where we see concerning CO2 emissions.
This approach also improves the sustainability of farmland management practices through minimizing artificial inputs such as manufactured fertilizer, lowering operational costs and reducing pollutants. This concept will contribute to the dairy farms decarbonization and the ‘Energy Independent’ approach is currently being tested across a number of pilot farms in South West England. Bio-methane production started demonstrating the viability of the closed loop energy system.
The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being

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planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.
Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agriculture.
Construction
The construction equipment market consists of two principal segments: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.
In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative cost for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.
Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.
Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction.
Heavy Construction
Heavy construction equipment typically includes general construction equipment such as large wheel loaders and excavators, and road building and site preparation equipment such as graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.
Sales of heavy construction equipment depend on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.
Light Construction
Light construction equipment is also known as compact and service equipment, and it includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant, and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and South America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment or the supply of labor contraction leading to increased mechanization.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed

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contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the size of their rental fleets based on rental utilization rates.
Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
Agricultural and Landscaping customers also contribute to a significant portion of the North America light equipment market. In this segment the main applications are related to material handling.
In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the South American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.
The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders and mini-crawler excavators.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage, and/or distribution.
The regional variation in demand for trucks and commercial vehicles is influenced by differing economic conditions, levels of infrastructure development, and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, less polluting, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
Although economic cycles have a significant influence on demand for M&H trucks in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport goods tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Furthermore, Iveco also offers personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time: demand for those services, as well as for parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the demand for those services is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at

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the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In South America, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In Rest of World, sales tend to be higher in the second and fourth quarters due to local holiday periods.
Although we believe that diesel remains, for the foreseeable future, a key fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and methane and hydrogen) and full electric vehicles.
The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS target markets include urban and intercity buses. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
The primary customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.
Deregulation and privatization of transport services in many markets have favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules, and bus production lead-time.
Powertrain
The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on pollutant emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that lower the total cost of ownership and improve productivity.
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization, and infrastructure developments.
In the bus and marine markets, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuels represent a viable alternative to diesel for transport vehicles, as they are more environment friendly and offer better fuel economy than diesel while performing comparably to diesel

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engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
COMPETITION
The industries in which we operate are highly competitive. We believe that we have many competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.
We compete with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
Our competitive strengths include well-recognized brands, a full range of competitive products and features, a strong presence, distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features, quality and performance, availability of a full product range, pricing, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. Emission regulations are becoming a significant competitive factor at global level with new legislation in India and China. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and on supporting those products through our dealer networks. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years. Buyers tend to favor brands based on experience with the product and the dealer.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, and actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization. The ability of our supply chain and manufacturing system to timely deliver finished goods is also critical to meeting customer expectations. Failure to do so might imply losses of market share and competitiveness.
Our main competitors in the agricultural equipment market are Deere & Company, AGCO Corporation, Claas Group, Argo Tractors S.p.A., the Same Deutz Fahr Group, and Kubota Tractor Corporation.
Our principal competitors in the construction equipment market are Caterpillar Inc., Komatsu Ltd., J C Bamford Excavators Ltd., Hitachi Construction Machinery Co, Ltd., Volvo Group, Liebherr Group, Doosan Group, Kubota Tractor Corporation, and Deere & Company.
Our principal competitors in the commercial and specialty vehicles market are Daimler Truck, the Traton Group, the Stellantis Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation.
The main competitors of Powertrain include Cummins Inc., Daimler Group, Deere & Company, Deutz AG, Traton Group, Volvo Group, Yanmar Co., Ltd, Caterpillar/Perkins and Weichai Power Co. Ltd.
PRODUCTS
Agriculture
To capitalize on customer loyalty to its dealers and its brands, Agriculture’s product lines are sold primarily under the Case IH and New Holland Agriculture brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Certain agricultural equipment products are also sold under the Kongskilde, Överum, K-Line and JF brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, warranty terms, technology offering, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

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Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR tractors remain an important part of each brand’s unique identity.
Agriculture’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agriculture also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland Agriculture is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one to three years.
Case IH and New Holland Agriculture brands enable their customers to visualize and share in-depth real-time machine information within the respective AFS-PLM Farm solution and offers data sharing to a vast number of third party providers at full control of the customer. Agriculture launched the AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM is designed to provide our dealers and customers access to innovative and more sustainable productivity enhancing precision farming technologies operating seamlessly with the rest of the CNH Industrial Digital and Precision Solution offering.
AFS and PLM Farm (Previously AgDNA) is an industry leading Farm Management Information System (FMIS) that automatically collects and analyzes data from equipment manufactured by CNH Industrial and third-party manufacturers. The cloud-based platform analyzes equipment, agronomic and environmental data to deliver actionable insights directly to customers' smartphones and tablets to help them maximize the agronomic performance of their CNH Industrial and other equipment to increase farm profitability.
Raven Industries, Inc., formerly a long-term strategic supplier, was acquired in order to expand our portfolio of precision agriculture technology offerings and to accelerate the development of advanced machine automation and autonomous agriculture technology.
Raven Applied Technology designs, manufactures, sells, and services innovative precision agriculture products, autonomous solutions, and information management tools, which are collectively referred to as precision agriculture equipment, that help farmers reduce costs, more precisely control inputs, and improve farm yields for the global agriculture market. The Applied Technology product families include application controls, GPS-guidance steering systems, field computers, automatic boom controls, advanced machine automation including autonomous agriculture technology and platforms, information management tools, and injection systems. Applied Technology's services include high-speed in-field internet connectivity and cloud-based data management.
Construction
Construction’s product lines are sold primarily under the CASE Construction Equipment and New Holland Construction brands. CASE provides a wide range of products on a global scale, including crawler excavators and mini-excavators. The New Holland Construction brand family also markets a full product line of construction equipment in South America and focuses on light equipment distributed by the Agriculture network in the other regions.
Construction's products often share common components to achieve economies of scale in manufacturing, purchasing, and development. Construction differentiates these products based on the relative product value, technology, design concept, productivity, product serviceability, color, and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include general construction equipment such as large excavators and wheel loaders, and road building and site preparation equipment such as compactors, graders and dozers. Light construction equipment is also known as compact and service equipment, and its product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, and compact wheel loaders. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one to two years.
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to improve its position in key markets. In 2021, we completed the acquisition of Sampierana S.p.A., which provides Construction direct control over technology and manufacturing of Mini Excavators.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO and IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use, with approximately 3,700 different models available. Our key products include the Daily, a vehicle that covers the 3.5 – 7.5 ton vehicle weight range, the Eurocargo, that covers the 7.5 – 16 ton range, and the Heavy Duty Trucks with vehicle weight range > 16 ton, which include the Trakker, a vehicle capable of off-road transport, and the S-Way, dedicated to on-road transport. Starting from 2019, IVECO started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution)

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and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off-road was introduced in 2021. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We have an estimated 25% market share in Europe in professional heavy cab chassis (above 5 ton GVW). We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for recreational travel.
The M&H vehicle product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles. We continue to develop engines with specific components and configurations optimized for use with CNG and LNG and we have developed a comprehensive roadmap for the introduction in the market of a complete range of zero emission vehicles (from Light to Heavy).
Under the IVECO ASTRA brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based company pursuing fuel cell truck technology development. In this context, CNH Industrial, through its wholly owned subsidiary Iveco S.p.A., made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to IVECO S-Way technology.
During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continue to be listed on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, to $250 million. At December 31, 2021 Iveco S.p.A. beneficially owned approximately 6.208% of Nikola Corporation's common stock.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity, including two licenses granted by the two shareholders to allow this legal entity to manufacture BEVs and at a later stage FCEVs. Furthermore, under these agreements, Iveco S.p.A. will be the manufacturer for any EU emission-related purposes of the vehicles produced and distributed in EU by this European legal entity and will responsible for their distribution in the EU different jurisdictions. The set-up activities of the joint venture started in the fourth quarter of 2020 and are progressing according to internal schedules and production started in Q4 2021.
Buses (IVECO BUS and HEULIEZ BUS)
Under the IVECO BUS and HEULIEZ BUS brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches, and we are leader in inter-city buses as well as in low and zero emissions solutions. IVECO BUS is one of the major European manufacturers in the passenger transport sector, with an estimated market share of 26% in heavy buses in Europe, and is expanding its activities globally. HEULIEZ BUS produces city buses for public transportation and is a leader in France for the urban bus market. We have a competitive footprint in Europe, the Middle East and Africa and is looking to grow in Latin America through portfolio expansion. Our bus segment also benefits from sharing technology with IVECO trucks and commercial vehicles.
Specialty Vehicles (Magirus and Iveco Defence Vehicles)
Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions, using new digital and innovative technologies. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.

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Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of combustion engines, alternative propulsion systems, transmissions, and axles under the FPT Industrial brand.
FPT Industrial has a wide product offering, including six engine ranges (F1, F5, S8000, NEF, Cursor, V20) from 2 to 20 liter and from 42 hp up to 1,006 hp. Furthermore, FPT Industrial offers the most complete Natural Gas engines line-up on the market for industrial applications, including engine ranges from 136 hp up to 460 hp. FPT Industrial’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and industrial equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with renewable diesel (such as hydro-treated vegetable oil, xTL). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. In 2018 a dedicated E-Powertrain team was established to develop dedicated projects in the e-powertrain field in industrial applications.
Launches. During 2021, FPT Industrial collected a series of product launches and news. In February, the Brand presented a three-year partnership with Fontanafredda, which includes is the supply of a concept of New Holland Agriculture TK Methane Power crawler vineyard tractor with biomethane to enable the world’s first zero-emissions harvest of a Barolo cru. The tractor is fueled FPT Industrial F28 Natural Gas engines and worked in the Vigna La Rosa cru that produces the grapes for the legendary Barolo of the same name, a wine which has been included in the Wine Spectator Top 100 of the world’s best wines. In April, during the 19th Shanghai International Automobile Industry Exhibition, FPT Industrial presented the innovative Cursor 9, Cursor 11, and Cursor 13 engines meeting in advance the GBVI emission standards that were fully implemented in China, starting from July 1, 2021. The three new engines unveiled together with SFH fully expressed brand product strength, based on continuous technological development. The key advancements equipping the Cursor GBVI engines are the Ti-V (Titanium – Vanadium), guaranteeing the engine to be unstoppable, and the eVGT (Electronically-controlled Variable Geometry Turbocharger) for Cursor 13, making the GBVI the best choice for heavy duty truck. In the same month, with a global digital launch called “Marine Virtual Experience”, FPT Industrial presented its further extension of the marine engine line-up for pleasure and commercial applications, specifically tuned for meeting the requirements of a wider audience. The core of the launch was the unveiling of the new C90 170 Stage V dedicated to heavy-duty missions and featuring an optimized fuel map that avoids the need for a urea-based after treatment system. The other highlight was the presentation of the keel cooling system, a solution for effectively cooling engines operating in sandy, muddy and shallow water, without the risk of obstructing the seawater filters and damaging the seawater pumps. During the digital presentation FPT Industrial also showed the N40 170 Stage V and the N67 450 N. Furthermore, the Brand expands its products and services portfolio offering for USA and Canada customers with the launch of a new and comprehensive line of high-quality, high-performance lubricants. From October 18 to 23, FPT Industrial took part in EIMA International 2021, the International Agricultural and Gardening Machinery Exhibition being held in Bologna (Italy). This was the occasion of displaying the F28 engine in its NG and hybrid versions, together with the N67 NG, the F34 Stage V PowerPack and the N45.
Deliveries. In March, FPT Industrial was chosen as preferred engine supplier by TATA DAEWOO Commercial Vehicles for the launch of the new “the CEN”, an innovative formula of semi-medium truck designed to make a strong impact on the domestic South Korean market. In April, in Korea, LS Mtron has become the first Korean tractor manufacturer to adopt the class-leading F34 Stage V engine from FPT Industrial. Offering 55kW of maximum power at 2200 rpm and 375Nm of torque at 1400 rpm, the F34 Stage V is the driving force behind the new LS Mtron XP7074 Utility class 2 AG tractor. In the last quarter, Amazon signed an agreement for the supply of 1,064 IVECO S-Way CNG trucks which are equipped with the Cursor 13 Natural Gas engines. Amazon has already taken delivery of the first batch of 216 units to be operated by its partners in Europe, and another 848 units are on order with deliveries to start in mid-2022. Built in the WCM Gold-Level Plant in Bourbon-Lancy (France), FPT Industrial’s Cursor 13 NG engine represents the best low environmental impact alternative for long-range operations. To be even more close to its customers, FPT Industrial launched MyFPT, an App for smartphone for all engine users. Clients all around the world can have at their fingertips data, user's manuals and service schedules for FPT Industrial engines and machinery equipped with the brand's engines. The App also ensures the status of the power unit in real time (such as the RPM, temperature, consumption, etc.) and granted assistance with a simple “tap”. In May, the Brand signed two Memoranda of Understanding with Landi Renzo Group, a leading company in the design, production and distribution of Compressed Natural Gas, Liquefied Natural Gas and Hydrogen components and systems, with the aim of exploring the possibility of collaborating on Clean Fuel projects. The Memoranda are focused on the possible development of Natural Gas and Hydrogen technology respectively.
Prizes and achievements. 2021 was a year of prizes for the Brand. At the beginning of 2021, FPT Industrial received the Good Design Award for its Cursor X, the innovative Multi-power, Modular, Multi-application and Mindful 4.0 power source concept. Founded in Chicago in 1950 by Eero Saarinen and Charles and Ray Eames, and currently managed by The Chicago Athenaeum: Museum of Architecture and Design and The European Centre for Architecture Art Design

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and Urban Studies, Good Design remains the oldest and the world’s most recognized program for design excellence worldwide. After that, FPT Industrial celebrated the “Sustainable Tractor of the Year 2021” received by the Claas AXION 960 CEMOS. The winning tractor is fitted with the latest generation of FPT Industrial’s Cursor 9 Stage V engine. This 6-cylinder engine delivers maximum power of 327 kW /460 hp at 1,800 rpm and maximum torque of 1,860 Nm at 1,400 rpm. In July 2021, FPT Industrial and its Bourbon-Lancy plant, France, was awarded with the Gold Medal for the World Class Manufacturing. The road to the highest honor was built on solid pillars and high knowledge, and key gold points mentioned were: quality, machining maintenance and karakuri system. The Bourbon-Lancy plant celebrated also the production of the 10,000th Cursor 13 NG engine, rolling off the line of its line on March 9. Moreover, in October, the 2022 “Tractor of the Year” was given to New Holland T6.180 Methane Power, powered by the FPT Industrial N67 NG engine; the jury underlined the step forward towards more sustainable farming of the powering system. In the end of the year, the innovation, sustainability and the design of the Red Horizon was awarded as Gold Winner of the 2021 edition of the New York Product Design Awards. The jury selected the Red Horizon for the Watercraft Category for successfully consolidating technology, performance, power and design in a beautiful zero emission powerboat concept.

SALES AND DISTRIBUTION
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,500 full-line dealers and distributors with over 6,500 points of sale. Construction sells and distributes products through approximately 470 full-line dealers and distributors with over 1,500 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, Argentina, India, China, Russia, Thailand, Australia, and South Africa products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to maximize customer satisfaction and sales while reducing structural costs.
In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methods.
Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers to complete their product offerings or to satisfy local demand for a particular specialty application or segment.
A strong dealer network with wide geographic coverage is a critical element in the success of Agriculture and Construction. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agriculture and Construction are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agriculture and Construction have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts and service business.

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We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2021, we operated two Agriculture and Construction dealerships in North America and six company-owned Agriculture and Construction dealerships in Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2021, Commercial and Specialty Vehicles had approximately 670 dealers globally (of which 16 were directly owned by us and 11 were branches). All dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
As of December 31, 2021, Commercial and Specialty Vehicles had approximately 5,000 sales and/or service network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.
A key element of Commercial and Specialty Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial and Specialty Vehicles is one of the OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
Powertrain
Powertrain provides propulsion solution products for Commercial and Specialty Vehicles, Agriculture, and Construction segments, powertrain generation units and marine applications. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
At December 31, 2021, Powertrain has a network of approximately 66 distributors and 703 dealers/service points globally that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
PRICING AND PROMOTION
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices, as a result of different factors (markets' demand, customers' specific requirements, local market conditions, general economic conditions, access to financing, etc.). We sell most of our portfolio to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list prices. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of products.
We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.
PARTS AND SERVICES
The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. We also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty

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extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.
As of December 31, 2021 we operated and administered 46 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 9 parts depots in North America, 14 in Europe, 3 in South America, and 20 in Rest of World. The network includes 31 parts depots that support Agriculture, 27 that support Construction, 19 that support Commercial and Specialty Vehicles and 6 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
JOINT VENTURES
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures. At December 31, 2021, they included the following:
▪in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;
▪in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;
▪in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;
▪in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;
▪in China, we control 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America;
▪in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy-duty commercial vehicles and buses; and
▪in Germany, we own 50.0% of Nikola Iveco Europe GmbH, which will manufacture cab over battery-electric vehicle and hydrogen fuel cell electric vehicle trucks, jointly developed by Iveco S.p.A. and Nikola Corporation.
FINANCIAL SERVICES
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles, wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on and supports the operations of Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, their dealers, and customers.
Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.
In North America, customer and dealer financing activities, which support the sales of Agriculture and Construction, are managed through our wholly-owned financial services companies.
In Europe, there are two joint ventures that provide retail financing to customers of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method, until the Demerger. Post-Demerger, CNH Industrial N.V. will own 24.95% and Iveco Group will own 24.95%. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method until the Demerger. Post-Demerger, Transolver Finance will be part of the Iveco Group. Transolver Finance also provides wholesale financing to dealers. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture,

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Construction, and Commercial and Specialty Vehicles, in different countries. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies until the Demerger. Post-Demerger these activities will be serviced by the Iveco Group, who will receive a fee for services rendered.
Post-Demerger, in Europe, the Middle East and Africa (EMEA), the Iveco Group Financial Services organization will provide services to the CNH Industrial Post-Demerger financial services on customer financing and factoring regulated in a specific Master Service Agreement (Financial Services Master Service Agreement). In Europe, CNH Industrial Financial Services S.A. (renamed in 2022 as Iveco Capital Financial Services S.A.), a French specialized credit institution with passporting to operate in main European countries, wholly-owned by Iveco Group, will manage CNH Industrial Post-Demerger dealer financing through a dedicated securitization. CNH Industrial Capital Solutions S.p.A. will retain the securitization program junior notes.
For South America, customer and dealer financing activities in Brazil are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”), which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles. For customer financing, Banco CNH Industrial Capital mainly serves as a lender for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
Post-Demerger, for South America, Banco CNH Industrial Capital S.A. will support and serve sales of Iveco Group with a Vendor Program. Banco CNH Industrial Capital will continue to serve as a lender for Iveco Group. In Argentina, CNH Industrial Post-Demerger Financial Services will support and serve sales of Iveco Group with a Vendor Program.
For Rest of World, customer and dealer financing activities in Australia, New Zealand, Russia and India are managed through wholly-owned financial services companies. In China, dealer financing activities are managed through wholly-owned financial services companies. Post-Demerger CNH Industrial Financial Services will provide dealer and customer financing activities for Iveco Group in Australia, New Zealand and Russia. CNH Industrial Financial Services will continue to provide customer and dealer financing activities for CNH Industrial activities in Australia, New Zealand, Russia, India and dealer financing activities in China.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agriculture, Construction, and Commercial and Specialty Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms, and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all our dealers. This allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used equipment taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital, and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. For the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors, and new digital technologies like “geo-fencing” to conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is

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maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history, and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
Sources of Funding
The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility, and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing, and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.
Financial Services has periodically accessed the asset-backed securities (“ABS”) markets in the United States, Canada, and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. Financial Services has also accessed the unsecured bond market in the United States, Brazil, Argentina and Australia and commercial paper markets in the United States and France to diversify its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
Competition
The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms, and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.
LEGAL PROCEEDINGS
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described in Note 27 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2021.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.
Follow-up on Damages Claims: in 2011 Iveco S.p.A. ("Iveco"), which, following the Demerger, is now part of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium & Heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco ("the Decision"). Following the Decision, the Company, Iveco and Iveco Magirus AG ("IMAG") have been named as defendants in proceedings across Europe. The consummation of the Demerger will not allow CNH Industrial to be excluded from current and future follow on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result in a decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco and IMAG does not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time.

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FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A. ("FPT"), which is now part of the Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group, and in certain instances CNH Industrial and other third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. Although, at the date hereof, the Company has been informed by the Iveco Group that it has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance.
INSURANCE
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Stellantis N.V. ("Stellantis", formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) to place a portion of our insurance coverage.
PLANTS AND MANUFACTURING PROCESSES
As of December 31, 2021, we owned 70 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses, and office buildings.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2021, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $1,189 million of which 74% was spent in Europe, 15% in North America, 6% in South America and 5% in Rest of World, respectively. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2020, our total capital expenditures were $848 million. 2021, capital expenditures were higher than in 2020 as expenditures returned to more normal levels from the pandemic-affected low levels experienced last year.

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The following table provides information about our manufacturing and engineering facilities for Continuing Operations as of December 31, 2021:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
Bagno di Romagna	Earthmoving machines	40
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Modena	Components (Agriculture and Construction)	102
S. Matteo	R&D center (Agriculture)	51
United States
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Grand Island	Tractors and combines	128
Mt. Joy	R&D center (Agriculture)	11
Mt. Vernon	Tracks; R&D center	7
New Holland	Hay & Forage; R&D center	104
Racine	Tractors, transmissions	105
Sioux Falls	Ag Assembly Mfg, Repair Shop, Training and R&D center	20
St. Nazianz	Self-propelled sprayers	24
Wichita	Skid steer loaders; R&D center	46
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12
Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	117
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	20
Sorocaba	Combines and other Agriculture; R&D center	188
China
Harbin	Combines, tractors, balers; R&D center	121
Urumqi	Cotton pickers	10
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
India
Noida	Tractors; R&D center	92
Pithampur	Backhoe loaders, earth compactors, crawler excavator; R&D center	45
Pune	Sugar cane harvesters and combines; R&D center	77
Poland
Kutno	Row crop, cultivators, harvesters; R&D center	33
Plock	Combines, balers and headers; R&D center	129
Others
Cordoba (Argentina)	Tractors and combines	30
St. Valentin (Austria)	Tractors; R&D center	53
Cowra (Australia)	Tillage; R&D center	6
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Wieringerwerf (Netherlands)	Ag Assembly Mfg	2

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Location	Primary Functions	Approximate Covered Area (Sqm/000)
Överum (Sweden)	Ploughs; R&D center	49
Basildon (United Kingdom)	Tractors; R&D center	129
The following table provides information about our manufacturing and engineering facilities for Discontinued Operations as of December 31, 2021:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Foggia	Engines; drive shafts; R&D center	151
Piacenza	Quarry and construction vehicles; R&D center	64
Suzzara	Light vehicles; R&D center	170
Torino	Transmissions and axles	239
Torino	Engines	142
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
France
Annonay	Buses (Coaches & City); R&D center	114
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	16
Fourchambault	Engines (remanufacturing)	24
Rorthais	Buses (City); R&D center	29
Venissieux	R&D center (Commercial and Specialty Vehicles)	17
Brazil
Sete Lagoas	Heavy, medium and light vehicles; R&D center	160
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	1
Germany
Ulm	Firefighting vehicles; R&D center	92
Ulm	R&D center (Commercial and Specialty Vehicles)	45
China
Chongqing	Engine; R&D centers	76
Chongqing	ATS plant	4
Shanghai	R&D center (Powertrain)	—
Argentina
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Engines	20
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
United Kingdom
Coventry	R&D center (Powertrain)	1
Shoream-by-Sea	R&D center (Powertrain)	—
Others
Dandenong (Australia)	Trucks (heavy); R&D center	42
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	125
Gwangju (South Korea)	R&D center (Powertrain)	—
Arbon (Switzerland)	R&D center (Powertrain)	6
Burr Ridge (United States)	R&D center (Diesel engines)	1

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World Class Manufacturing
In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.
One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2021, approximately 464,000 suggestions were collected across the plants where WCM principles are applied, with an average of 12.2 per employee. The projects implemented in 2021 within WCM generated savings of approximately $36.8 million.
Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). As of December 31, 2021, 51 plants were participating in the program, representing 99% of revenues from sales of products manufactured in Group’s plants. By the end of 2021, 3 plants have gold awards, 16 plants have silver awards and 25 plants have bronze awards.
Environmental impacts of manufacturing processes
The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information, and people engagement, thus facilitating long-term management. CNH Industrial has adopted an Environmental Policy that describes the short, medium, and long-term commitments toward responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats, and biodiversity.
These aspects are included in CNH Industrial's environmental management system and energy management system and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach facilitates the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.
The materiality analysis identified air emissions (covered by the material topic CO2 and other air emissions), the use of renewable energy, the consumption of water, and the management of waste as the most significant environmental aspects for both the Company and its stakeholders.
The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the SLT.
Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2021, 58 plants were ISO 14001 certified, while ISO 50001 energy management systems were implemented in 54 plants, representing about 99.9% of energy consumption.
Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate levels (plant, segment, geographic region, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.

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In 2021, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

Environmental and energy targets	Target year	Target
Energy consumption (GJ per hour of production)	2030	-30% vs 2014
CO2 emissions (tons per hour of production)	2024	-50% vs 2014
	2030	-60% vs 2014
Electric energy consumption from renewable sources (%)	2024	80
	2030	90
VOC emissions (g/m2)	2022	-27% vs 2014
Water withdrawals (m3 per hour of production)	2022	-24% vs 2014
Hazardous waste generation (kg per hour of production)	2022	-36% vs 2014
Waste recovered (%)	2024	95%

Environmental and energy performance(1)	2021/2020(%)	2021	2020
Energy consumption (GJ per hour of production)	-8.5%	0.08610	0.09415
CO2 emissions (tons per hour of production)	-12.7%	0.00408	0.00467
Electric energy consumption from renewable sources (%)		74.9	72.0
VOC emissions (g/m2)	-6.3%	39.9	42.5
Water withdrawals (m3 per hour of production)	-13.6%	0.065	0.075
Hazardous waste generation (kg per hour of production)	-15.6%	0.22	0.26
Waste recovered (%)		95.1	93.9

(1)Environmental performance relates to 54 fully consolidated plants, representing 99.5% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 55 fully consolidated plants, representing 99.7% of revenues from sales of products manufactured in Group’s plants.
CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines. The indicator includes scope 1 and scope 2 emissions, as per the market-based methodology of the GHG Protocol.
The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
The performance of the indicators is in line with the targets set.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $48 million in 2021 and included: approximately $35 million on waste disposal and emissions treatment and almost $13 million on prevention and environmental management. In 2021, about $7.1 million was invested in improving energy performance, leading to a reduction in energy consumption of approximately 173 TJ and a corresponding reduction in CO2 emissions of over 12,000 tons.
Numerous projects were implemented in 2021 to optimize environmental and energy management. For example, the plant in Sankt Valentin (Austria) modified the paint mist extraction method within its driveline painting process, switching its separation system from wet to dry. In addition to reducing hazardous waste by 33 tons and the paintshop’s water consumption by 56 cubic meters, the conversion generated a total of approximately $74,400 in savings on separation system maintenance and waste disposal costs.

SUPPLIERS
CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment, and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.
At December 31, 2021, CNH Industrial had approximately 4,142 global direct materials suppliers.
CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. Supplier selection is based not only on cost, product innovation, production flexibility, and the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

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Furthermore, to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to self-assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, and health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows the Company to identify critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up, on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2021, 1,389 suppliers completed the questionnaire and 95 audits were performed remotely. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored through follow-up discussions and meetings between supplier and auditor. The monitoring process is considered also as a way to promote continuous improvement along the supply chain.
Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. As at December 31, 2021, the total number of supplier plants that had adopted the World Class Manufacturing ("WCM") program was 220. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.
In addition, another important supplier engagement activity carried out in 2021, the CDP Supply Chain initiative, concerns the mitigation of environmental impacts. In keeping with the previous year, 125 suppliers were selected to fill out the CDP questionnaire, to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.
Moreover, CNH Industrial has implemented a compliance program and policy intended to promote responsible sourcing of tin, tantalum, tungsten, and gold (“3TG”) from the Democratic Republic of Congo (DRC) and surrounding region (conflict minerals), where revenues from the extraction of natural resources have historically funded armed conflict and human rights abuses. CNH Industrial’s Conflict Minerals Policy was adopted in 2013 and is available on the Company website. The Policy is intended to promote sourcing 3TG from responsible sources in the Democratic Republic of Congo and surrounding region. The Company annually performs its supply chain due diligence consistent with OECD guidelines. CNH Industrial is committed to making reasonable efforts to establish, and to require each supplier to disclose, whether 3TG are used or contained in products purchased by the Company and the source of that 3TG.

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RESEARCH AND DEVELOPMENT
In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component of its long-term growth strategy. Each year the Company makes substantial investments in research and development. Such continuous investment and development activities are critically important to the continuing success of the Group.
Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before production. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (“TCO”).
In this spirit, research activities focus primarily on the development of products that can: reduce polluting and CO2 emissions; use biofuels; adopt electric and hydrogen traction systems; incorporate advanced precision farming functionality and autonomous driving. For this reason, the Company’s research and development activities focus mainly on: efficient diesel engines, decarbonization, digitalization, and automation.
In 2021, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $1,249 million, or 3.7% of net revenues from Industrial Activities.
Research and development activities involved approximately 6,100 employees at 59 sites (30 sites related to Continuing Operations and 29 sites related to Discontinued Operations) around the world of which approximately 900 employees were located at 13 sites in emerging countries(1).
The following table shows our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2021 and 2020:

($ million)	2021	2020
Agriculture	560	426
Construction	86	76
Commercial and Specialty Vehicles	417	297
Powertrain	186	151
Other Activities	—	—
Total of Industrial Activities	1,249	950
Financial Services	—	—
Eliminations	—	—
Total	1,249	950
We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 14,647 active patents (in addition to 3,935 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and innovations considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on our financial results.

(1) Emerging Markets are defined as low, lower-middle or upper-middle income countries as per the World Bank list of economies as at June 2020.

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HUMAN RESOURCES
EMPLOYEES
The ability to attract, retain, and further develop qualified employees is crucial to the success of CNH Industrial’s businesses and its ability to create value over the long-term. CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of Group hourly employees.
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2021 and 2020:

	2021			2020
(number)	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger
Agriculture	31,103	—	31,103	25,162	—	25,162
Construction	5,770	—	5,770	5,173	—	5,173
Commercial and Specialty Vehicles	—	25,332	25,332	—	24,230	24,230
Powertrain	—	8,213	8,213	—	8,197	8,197
Other Activities	70	66	136	68	68	136
Total of Industrial Activities	36,943	33,611	70,554	30,403	32,495	62,898
Financial Services(*)	820	521	1,341	649	469	1,118
Total	37,763	34,132	71,895	31,052	32,964	64,016

(*) Starting from 2021, Financial Services includes Capital staffs.
	2021			2020
(number)	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger
Europe	14,111	29,151	43,262	13,056	28,615	41,671
North America	11,181	63	11,244	7,985	63	8,048
South America	7,936	3,606	11,542	6,058	2,842	8,900
Rest of World	4,535	1,312	5,847	3,953	1,444	5,397
Total	37,763	34,132	71,895	31,052	32,964	64,016

As of December 31, 2021, CNH Industrial had 71,895 employees, an increase of 7,879 from the 64,016 employees at year-end 2020. The change was mainly attributable to the difference between new hires (approximately 13,000) and departures (approximately 7,300) during the year. A further increase of approximately 2,100 employees was due to changes in the scope of the operations, mainly related to the acquisitions of Raven Industries Inc. in the U.S., Sampierana S.p.A. in Italy and of four divisions of Capital Equipment Group in South Africa. Raven Industries, a leader in the precision agriculture technology, will significantly improve CNH Industrial’s competitive position and will add strong innovation capabilities to accelerate our precision and digital strategy. Sampierana is a company specializing in the development, manufacture and commercialization of earthmoving machines, undercarriages and spare parts. Sampierana’s portfolio solidifies our presence in critical market segments and provides our dealers and customer access to industry-leading products backed by our brand, distribution, and manufacturing experience. Capital Equipment Group transaction enables CNH Industrial to expand its direct distribution network of Case IH Agriculture, Case Construction Equipment and aftermarket services in Southern Africa, and drives continuous development of new and improved services for our customer in the region. Excluding the changes in the scope of operations, the increase compared to year-end 2020 is attributable mainly to the hiring of fixed-term and open-term workers in manufacturing due to the production volumes increase driven by strong demand in the market, primarily in the Agriculture segment in South America, North America and Europe, in the Construction segment in South America and North America and in the Commercial and Specialty Vehicles mainly in South America and, to a lesser extent, in Europe. Moderate increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology

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transitions, particularly electrification, autonomous driving, alternative propulsion solutions, digitalization and cloud web based software technologies.
As stated in CNH Industrial's Code of Conduct, occupational health and safety is an employee's fundamental right and a key part of Group’s sustainability model and included in the Materiality Matrix as one of the most material topics for CNH Industrial and its stakeholders. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to ISO 45001 international standard. As demonstration of the Group's commitment in this area, 58 plants are ISO 45001 certified. In 2021, approximately $131.3 million was spent on improving health and safety protection. The investments in health and safety allowed, as an additional benefit, savings on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of approximately $1.8 million in 2021. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided 412,820 hours of training on occupational health and safety in 2021. Approximately 43,400 employees were engaged in training on the job activities on occupational health and safety, 81.9% of whom were hourly. Owing to the Group’s many initiatives, the overall employee injury frequency rate in 2021 was 1.725 injuries per 1,000,000 hours worked, a 11.3% decrease compared to the previous year. The target set for 2024 is to reduce by 50% the employee injury frequency rate compared to 2014 data.
The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve and develop. A solid people management process is the key to success, as it includes employees in the formulation of the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2021, CNH Industrial spent approximately $1.9 million on employee training. In total, 1,041,982 training hours were provided to 43,036 individuals. The target set for 2022 is to engage 100% of employees worldwide in training activities.
As evidenced by the materiality analysis, both employee engagement in sustainability matters and digital workplaces are key contributors to being a more sustainable Company. These material topics affect, both directly and indirectly, how employees adapt their approach to the changing workplace environment. Employee engagement, leveraged to increase employee awareness of sustainability topics (especially in terms of environmental protection, health and proper nutrition, and food security and waste), plays an important role in reaching the Company’s goals, as reflected in the targets set in terms of training, employee volunteering, and wellbeing initiatives promoting healthy lifestyles. As regards digital workplaces, the Company promotes the use of new technologies to improve work quality and efficiency, employee work-life balance (remote work), and the exchange of information, in part to foster innovation.
DIVERSITY AND INCLUSION
The Company rejects all forms of discrimination that is based on race, ethnicity, gender, sexual orientation, personal or social status, health, physical condition, disability, age, nationality, religious or personal beliefs, political opinion or against any other protected group.
The responsibility for diversity and inclusion ("D&I") lies primarily with the Senior Leadership Team ("SLT"), committed to creating a truly diverse and inclusive workplace where everyone benefits from equal opportunities based on their abilities and skills. Offering career and advancement opportunities free from discrimination while encouraging and respecting diversity are among the commitments emphasized in CNH Industrial’s Human Capital Management Guidelines and Human Rights Policy, available on the Company’s website and Intranet portal.
The Human Resources (HR) head of each segment/function collaborates with Business Management to ensure that, in every aspect of the employment relationship - be it recruitment, training, compensation, promotion, or relocation - employees are treated on the basis of their ability to meet the requirements of the job.
The Senior Leadership Team proved its full engagement and determination to champion the issue by signing the D&I Commitment Statements, rejecting any form of discrimination, and pledging to create an environment where everyone benefits from equal opportunities based on their abilities and skills.
COLLECTIVE BARGAINING
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 950 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 600 of our employees in Fargo, North Dakota, continues through April 28, 2024.

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In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry which the CNH Industrial subsidiary belongs to.
In Italy, approximately 16,800 CNH Industrial employees are covered by the CLA that continues through December 31, 2022 and approximately 440 CNH Industrial managers are covered by the 2016 CLA extended on October 21, 2020 until December 31, 2022. The approximately 210 employees and 8 managers of Sampierana S.p.A., whose 90% of capital stock was purchased on December 30, 2021 by CNH Industrial, are covered, respectively, by the National CLA of Metal Industry and by the National CLA for managers of the Metal Industry.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The results presented in this Annual Report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency.
On November 30, 2021, CNH Industrial completed its acquisition of Raven Industries, Inc., (“Raven”) a U.S.-based leader in precision agriculture technology. Furthermore, on December 30, 2021, CNH Industrial completed the purchase of 90% of the capital stock of Sampierana S.p.A., a construction equipment company based in Italy. Financial information included in this Annual Report reflects the consolidation, on a line-by-line basis, of the preliminary fair value of acquired assets and liabilities of both companies, with no material impacts on 2021 net income and free cash flow of Industrial Activities.

ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers' ability to assess CNH Industrial's financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS or U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS or U.S. GAAP.
As of December 31, 2021, CNH Industrial's non-GAAP financial measures are defined as follows:
▪Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services' results, Industrial Activities' financial expenses, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT of Industrial Activities under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, Financial Services' results, Industrial Activities' interest expenses ,net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Cash (Debt) and Net Cash (Debt) of Industrial Activities under EU-IFRS: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
▪Net Cash (Debt) and Net Cash (Debt) of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Cash (Debt) under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of

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Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity under IFRS: is defined as cash and cash equivalents (including restricted cash), undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Iveco Group Business Spin-off
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the "Demerger"), effective January 1, 2022. A description of the principal phases leading up to completion of the Demerger is provided in the Notes to the Consolidated Financial Statements.
As the transaction took effect on January 1, 2022, the consolidated financial statements for the year ended December 31, 2021 relate to CNH Industrial Pre-Demerger. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, as the Demerger became highly probable in December, the Iveco Group Business is classified and presented as Discontinued Operations in these consolidated financial statements. That presentation has resulted in the following:
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item "Profit/(Loss) from Discontinued Operations, net of tax" within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business (as Discontinued Operations) are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
For additional detail of items presented under Discontinued Operations in the Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section "Scope of Consolidation - Discontinued Operations - Iveco Group Business", in the Notes to the Consolidated Financial Statements.
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial and Iveco Group, the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
COVID-19 Effects and Actions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results and cash flow.
Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
The Company remains cautious about future impacts on CNH Industrial's end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows.

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For additional discussion regarding the principal factors affecting CNH Industrial’s results, see section "Risk Factors - COVID-19 Risks".
Global Supply Chain Disruptions
On October 13, 2021, CNH Industrial announced the temporary closure of several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors. The global supply chain still shows increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Global supply chain represented the main challenge for the operations in the year, with multiple bottlenecks resulting in increased raw material prices, intermittent subcomponent availability, notably for semiconductors, and increased transportation costs.

OPERATING RESULTS
The operations and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
Until December 31, 2021, before the Demerger, CNH Industrial N.V. owned and controlled the Iveco Group Business (“Discontinued Operations”), as well as the Agriculture business, the Construction business and the related Financial Services business (together “Continuing Operations”). The following review provides an analysis related to CNH Industrial prior to the Demerger (“CNH Industrial Pre-Demerger”), with a breakdown provided for Continuing Operations and Discontinued Operations.

Board Report Operating and Financial Review and Prospects 66

Consolidated Results of Operations
The following table presents the consolidated income statement of CNH Industrial Pre-Demerger for the year ended December 31, 2021 compared to the year ended December 31, 2020, split by Industrial Activities and Financial Services:

	2021					2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		CNHI Pre-Demerger	Industrial Activities(1)	Financial Services	Eliminations		CNHI Pre-Demerger
Net revenues	31,726	1,862	(107)	(2)	33,481	24,292	1,807	(115)	(2)	25,984
Cost of sales	26,069	1,183	(107)	(3)	27,145	21,306	1,300	(115)	(3)	22,491
Selling, general and administrative costs	2,243	157	—		2,400	1,848	154	—		2,002
Research and development costs	1,246	—	—		1,246	1,132	—	—		1,132
Result from investments	92	31	—		123	(10)	29	—		19
Gains/(losses) on disposal of investments	10	—	—		10	—	—	—		—
Restructuring costs	78	—	—		78	56	—	—		56
Goodwill impairment loss	—	—	—		—	576	—	—		576
Other income/(expenses)	(320)	(3)	—		(323)	(207)	—	—		(207)
Financial income/(expenses)	(287)	—	—		(287)	(289)	—	—		(289)
PROFIT/(LOSS) BEFORE TAXES	1,585	550	—		2,135	(1,132)	382	—		(750)
Income tax benefit (expense)	(236)	(122)	—		(358)	149	(94)	—		55
PROFIT/(LOSS) FOR THE PERIOD	1,349	428	—		1,777	(983)	288	—		(695)
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Elimination of Financial Services' interest income earned from Industrial Activities.
(3) Elimination of Industrial Activities' interest expense to Financial Services.

The following table presents the consolidated income statement of CNH Industrial Pre-Demerger for the year ended December 31, 2021 compared to the year ended December 31, 2020 with a breakdown by Continuing Operations and Discontinued Operations:

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	2021				2020
($ million)	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	Eliminations	CNHI Pre-Demerger
Net revenues	19,474	14,963	(956)	33,481	14,696	11,892	(604)	25,984
Cost of sales	15,231	12,870	(956)	27,145	12,287	10,808	(604)	22,491
Selling, general and administrative costs	1,425	975	—	2,400	1,197	805	—	2,002
Research and development costs	677	569	—	1,246	634	498	—	1,132
Result from investments	92	31	—	123	68	(49)	—	19
Gains/(losses) on disposal of investments	—	10	—	10	—	—	—	—
Restructuring costs	36	42	—	78	19	37	—	56
Goodwill impairment loss	—	—	—	—	576	—	—	576
Other income/(expenses)	(124)	(199)	—	(323)	(82)	(125)	—	(207)
Financial income/(expenses)	(151)	(136)	—	(287)	(161)	(128)	—	(289)
PROFIT/ (LOSS) BEFORE TAXES	1,922	213	—	2,135	(192)	(558)	—	(750)
Income tax (expense) benefit	(236)	(122)	—	(358)	(78)	133	—	55
PROFIT/(LOSS) FOR THE PERIOD	1,686	91	—	1,777	(270)	(425)	—	(695)

The following comments provide an analysis of the income statement items related to CNH Industrial Pre-Demerger, with a breakdown by Continuing and Discontinued Operations.
Net revenues
We recorded net revenues of $33,481 million in 2021, an increase of 28.9% (up 27.3% on a constant currency basis) compared to 2020. This increase is primarily due to an increase of 30.6% (up 28.9% on a constant currency basis) compared to the prior year in net sales of Industrial Activities, due to continued strong industry demand and price realization. In 2021, the net revenues of Continuing Operations were $19,474 million, up 32.5% compared to 2020 (up 31.6% on a constant currency basis). The net sales of Industrial Activities of Continuing Operations were $17,835 million, up 36.4% (35.4% on a constant currency basis) compared to 2020. The increase was due to higher industry demand, favorable price realization and lower destocking compared to the previous year. The net revenues of Discontinued Operations were $14,963 million, an increase of 25.8% (up 22.8% on a constant currency basis) compared to 2020. The net sales of the Industrial Activities of Discontinued Operations were $14,808 million, an increase of 25.7% compared to the prior year (up 22.7% on a constant currency basis), due to higher volumes and positive price realization.
Cost of sales
Cost of sales were $27,145 million in 2021 compared to $22,491 million in 2020. As a percentage of net revenues, cost of sales of Industrial Activities was 82.2% in 2021 (87.7% in 2020), as a result of favorable fixed cost absorption partially offset by higher input costs. In 2020, Cost of sales included impairment charges of $245 million against intangible and tangible assets, as well as asset optimization charges of $282 million. Cost of sales of Continuing Operations were $15,231 million in 2021 compared to $12,287 million in 2020. Cost of sales of Discontinued Operations were $12,870 million in 2021 compared to $10,808 million in 2020.
Selling, general and administrative costs
Selling, general and administrative ("SG&A") costs amounted to $2,400 million in 2021 (7.2% of net revenues) compared to $2,002 million in 2020 (7.7% of net revenues), SG&A costs increased $398 million compared to 2020 as costs returned to more normal levels from the low levels experienced last year. For Continuing Operations, SG&A costs

Board Report Operating and Financial Review and Prospects 68

were $1,425 million in 2021, up $228 million compared to 2020. For Discontinued Operations, SG&A costs were $975 million in 2021, up $170 million compared to in 2020.
Research and development costs
In 2021, research and development (“R&D”) costs were $1,246 million (compared to $1,132 million in 2020) and included all R&D costs not recognized as assets in the year amounting to $774 million ($586 million in 2020), $19 million of impairment losses ($96 million in 2020) and the amortization of capitalized development cost of $453 million ($450 million in 2020). During 2021, CNH Industrial capitalized new expenditures for development costs for $475 million ($364 million in 2020). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products. In 2021, R&D costs for Continuing Operations were $677 million (compared to $634 million in 2020) and included all R&D costs not recognized as assets in the year amounting to $492 million ($340 million in 2020), nil of impairment losses ($93 million in 2020) and the amortization of capitalized development cost of $185 million ($201 million in 2020). During 2021, Continuing Operations capitalized new expenditures for development costs for $154 million ($162 million in 2020). In 2021, R&D costs for Discontinued Operations were $569 million (compared to $498 million in 2020) and included all R&D costs not recognized as assets in the year amounting to $282 million ($246 million in 2020), $19 million of impairment losses ($3 million in 2020) and the amortization of capitalized development cost of $268 million ($249 million in 2020). During 2021, Discontinued Operations capitalized new expenditures for development costs for $321 million ($202 million in 2020).
Result from investments
Result from investments was a net gain of $123 million in 2021 and $19 million in 2020. In 2021, this item includes the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. In 2020, this item also included the $20 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In 2021, the Result from investment of Continuing Operations amounted to $92 million compared to $68 million in 2020. The Result from investment of Discontinued Operations were $31 million in 2021 compared to a loss of $49 million in 2020.
Gains/(losses) on disposal of investments
Gains/(losses) on disposal of investments were a gain of $10 million in 2021 and nil in 2020. In 2021 this item primarily included the pre- and after-tax gain of $9 million from the sale of a 30.1% interest in Naveco, related to Discontinued Operations.
Restructuring costs
Restructuring costs were $78 million and $56 million in 2021 and in 2020, respectively. Restructuring costs amounted to $36 million for Continuing Operations in 2021 ($19 million in 2020) and $42 million for Discontinued Operations ($37 million in 2020).
Goodwill impairment loss
No goodwill impairment loss was recorded in 2021. In 2020, a goodwill impairment loss of $576 million was recorded, representing the total impairment of the goodwill allocated to Construction (Continuing Operations).
Other income/(expenses)
Other expenses were $323 million in 2021 compared to $207 million in 2020. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In 2021, this item also includes a gain of $95 million related to a healthcare plan amendment in the U.S. occurred in the fourth quarter of 2021, $187 million separation costs in connection with the demerger of the Iveco Group Business, $57 million for the transaction costs related to the acquisition of Raven Industries, Inc., a gain of $12 million ($9 million after-tax) for a fair value adjustment of Monarch Tractor investment, and a pre- and after-tax loss of $25 million due to valuation at their recoverable amount of certain assets classified as held for sale. Other expenses were $124 million in 2021 for Continuing Operations ($82 million in 2020) and $199 million for Discontinued Operations ($125 million in 2020).
Financial income/(expenses)
Net financial expenses were $287 million in 2021, in line with 2020. In 2021, net financial expenses include a charge of $8 million related to the repurchase of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022. Excluding this charge, net financial expenses decreased primarily due to lower average indebtedness as well as lower negative foreign exchange, partially offset by higher currency translation impact. Net financial expenses were $151 million in 2021 for Continuing Operations ($161 million in 2020) and $136 million for Discontinued Operations ($128 million in 2020).

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Income tax benefit (expense)

	2021			2020
($ million)	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger
Profit before taxes	1,922	213	2,135	(192)	(558)	(750)
Income tax (expense)	(236)	(122)	(358)	(78)	133	55
Effective tax rate	12.3%	57.3%	16.8%	(40.6)%	23.8%	7.3%
In 2021, CNH Industrial income taxes (including Continuing and Discontinued Operations) were an expense of $358 million, based on CNH Industrial's profit before taxes of $2,135 million, compared to an income tax benefit of $55 million in 2020. The effective tax rates for 2021 and 2020 were 16.8% and 7.3%, respectively. The current period effective tax rate was positively impacted by $142 million related to recognizing deferred tax assets associated with the Company’s agricultural and construction equipment operations in Brazil, pre-tax earnings in other jurisdictions which allowed previously unrecognized deferred tax assets to be realized, and the impact of additional tax credit and incentive benefits. These positive impacts were partly offset by the negative impacts of the non-deductible expenses associated with the Demerger and the acquisition of Raven Industries, Inc. Excluding the pre-tax and corresponding tax impacts related to restructuring costs, charges associated with the Demerger, charges for the acquisition of Raven Industries, Inc., the gain from the 2021 modifications of a healthcare plan in the U.S., the gain associated with the fair market value adjustment to the Monarch Tractor investment, the loss due to valuation at their recoverable amount of certain assets classified as held for sale, the gain from the sale of a 30.1% interest in Naveco, the gain from selling investments by a joint venture, the charge from repurchase of notes, and the tax benefit associated with recognizing certain Brazilian deferred tax assets in addition to other tax rate change benefits, the effective tax rate was 22% in 2021. The 2020 effective tax rate reflected the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment charge related to the Company's Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. Excluding pre-tax and tax impacts of the impairment charge related to Construction segment goodwill, for which no income tax benefits were reported, other asset optimization and impairment charges, restructuring costs, the negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions, and net discrete tax benefits related to deferred tax asset recognition and tax rate changes, income taxes were an expense of $130 million, with an effective tax rate of 26% in 2020.
Profit/(loss)
Net profit was $1,777 million in 2021 (net loss of $695 million in 2020). In 2021, net income also includes $187 million charges ($170 million after-tax) associated with the Company's spin-off of its Iveco Group Business, $57 million charges ($47 million after-tax) for the acquisition of Raven Industries, Inc., the $100 million gain ($76 million after-tax) from a healthcare plan amendment in the U.S, gain of $12 million ($9 million after-tax) for a fair value adjustment of Monarch Tractor investment, the pre- and after-tax loss of $25 million due to valuation at their recoverable amount of certain assets classified as held for sale, the pre- and after-tax gain of $9 million from the sale of a 30.1% interest in Naveco, $13 million gain from the sale of investments by a joint venture, the pre- and after-tax charge of $8 million from repurchase of notes. Net profit also included restructuring costs of $78 million ($65 million after-tax), the $142 million tax benefit related to recognizing certain deferred tax assets, and other discrete tax benefits. Excluding the impact of all these items, the net result would have been a profit of $1,838 million. In 2020, net loss also included the pre- and after-tax goodwill impairment of $576 million related to Construction, other assets impairment charges of $317 million ($261 million after-tax), assets optimization charges of $282 million ($227 million after-tax), $56 million of restructuring costs ($43 million after-tax), net discrete tax benefits of $61 million, the $20 million negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions, and other non-recurring net charges of $7 million. Excluding the impact of all these items, the net result would have been a profit of $378 million.

Board Report Operating and Financial Review and Prospects 70

Industrial Activities Performance
The following tables show total Net Revenues and Adjusted EBIT of Industrial Activities by segment for CNH Industrial as a whole (CNH Industrial Pre-Demerger). We have also included a discussion of results by Industrial Activities and each business segments.
CNH Industrial

Net revenues by segment

($ million)	2021	2020	% change	% change excl. FX
Agriculture	14,754	10,916	35.2	34.2
Construction	3,081	2,170	42.0	40.9
Commercial and Specialty Vehicles	12,204	9,420	29.6	27.3
Powertrain	4,435	3,633	22.1	19.4
Eliminations and Other	(2,748)	(1,847)	—	—
Total Net revenues of Industrial Activities of CNHI Pre-Demerger	31,726	24,292	30.6	28.9
Financial Services	1,862	1,807	3.0	2.5
Eliminations and Other	(107)	(115)	—	—
Total Net revenues of CNHI Pre-Demerger	33,481	25,984	28.9	27.3
Adjusted EBIT of Industrial Activities by segment

($ million)	2021	2020	Change	2021 Adjusted EBIT margin	2020 Adjusted EBIT margin
Agriculture	1,794	856	938	12.2%	7.8%
Construction	83	(193)	276	2.7%	(8.9)%
Commercial and Specialty Vehicles	300	(169)	469	2.5%	(1.8)%
Powertrain	246	223	23	5.5%	6.1%
Unallocated items, eliminations and other	(337)	(301)	-36	—	—
Adjusted EBIT of Industrial Activities of CNHI Pre-Demerger	2,086	416	1,670	6.6%	1.7%

Net revenues of Industrial Activities were $31,726 million in 2021, up 30.6% compared to the prior year (up 28.9% on a constant currency basis), due to continued strong industry demand and price realization.

Adjusted EBIT of Industrial Activities was $2,086 million ($416 million in 2020), with an adjusted EBIT margin of 6.6%. The increase in adjusted EBIT was primarily attributable to all segments being up year over year.

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The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2021 and 2020.

	2021
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						1,777
Less: Consolidated Income tax benefit (expense)						(358)
Consolidated Profit (loss) before taxes						2,135
Less: Financial Services
Financial Services Net Income						428
Financial Services Income taxes						122
Add back of the following Industrial Activities items:
Financial expenses						287
Adjustments for the following Industrial Activities items:
Restructuring costs	20	16	40	2	—	78
Other discrete items(1)	—	—	(22)	—	158	136
Adjusted EBIT of Industrial Activities	1,794	83	300	246	(337)	2,086
(1)    This item includes the pre- and after-tax gain of $9 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”. This item also includes a gain of $97 million related to 2021 healthcare plan amendment in the U.S., $185 million separation and transaction costs in connection with the Demerger, a charge of $57 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale.

	2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						(695)
Less: Consolidated Income tax benefit (expense)						55
Consolidated Profit (loss) before taxes						(750)
Less: Financial Services
Financial Services Net Income						288
Financial Services Income taxes						94
Add back of the following Industrial Activities items:
Financial expenses						289
Adjustments for the following Industrial Activities items:
Restructuring costs	13	6	21	16	—	56
Goodwill impairment loss	—	—	—	—	576	576
Other discrete items(1)	248	62	309	—	8	627
Adjusted EBIT of Industrial Activities	856	(193)	(169)	223	(301)	416
(1)    This item mainly included impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions

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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region in 2021 compared to 2020:
Agriculture Net revenues – by geographic region:

($ million)	2021	2020	% Change
North America	5,123	3,794	35.0
Europe	4,715	3,854	22.3
South America	2,383	1,479	61.1
Rest of World	2,533	1,789	41.6
Total	14,754	10,916	35.2
Net revenues for Agriculture were $14,754 million in 2021, up 35.2% compared to 2020 (up 34.2% on a constant currency basis), mainly due to higher industry demand, better mix, favorable price realization and lower destocking compared to 2020.
For 2021, worldwide industry unit sales for tractors increased 14% compared to 2020, while worldwide industry sales for combines were up 19% compared to 2020. In North America, industry volumes in the over 140 hp tractor market sector were up 23% and combines were up 25%. Industry volumes for under 140 hp tractors were up 10%. European markets were up 16% and 17% for tractors and combines, respectively. In South America, tractor industry volumes increased 22% and combine industry volumes increased 19%. Rest of World markets increased 15% for tractors and 19% for combines.
Adjusted EBIT
Adjusted EBIT was $1,794 million in 2021, compared to $856 million in 2020. The $938 million increase was driven by higher volume, favorable mix and price realization in all regions, partially offset by higher raw material and freight costs, higher SG&A costs driven by higher variable compensation. R&D spend returned to more normal levels from the low levels experienced in the previous year. Adjusted EBIT margin increased 440 bps to 12.2%.
Construction
Net revenues
The following table shows Construction net revenues by geographic region in 2021 compared to 2020:
Construction Net revenues – by geographic region:

($ million)	2021	2020	% change
North America	1,439	961	49.7
Europe	570	417	36.7
South America	501	321	56.1
Rest of World	571	471	21.2
Total	3,081	2,170	42.0
Net revenues for Construction were $3,081 million in 2021, a 42.0% increase compared to 2020 (up 40.9% on a constant currency basis), driven by favorable price realization, higher demand, and lower destocking by dealers and distributors.
In 2021, global demand for construction equipment was up 14% compared to 2020, with Heavy sub-segment up 16% and Light sub-segment up 13%. Demand increased 23% in North America, 19% in Europe, 87% in South America, and 6% in Rest of World.
Adjusted EBIT
Adjusted EBIT was $83 million in 2021 (up $276 million compared to 2020). The improvement was due to positive price realization and favorable volume and mix, partially offset by higher product costs related to raw material and freight costs and higher variable compensation. Adjusted EBIT margin was 2.7%.

Board Report Operating and Financial Review and Prospects 73

Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles net revenues by geographic region in 2021 compared to 2020:
Commercial and Specialty Vehicles Net revenues – by geographic region:

($ million)	2021	2020	% change
North America	104	80	n.m.
Europe	9,631	7,628	26.3
South America	1,139	571	99.5
Rest of World	1,330	1,141	16.6
Total	12,204	9,420	29.6
n.m. – not meaningful.
Commercial and Specialty Vehicles' net revenues were $12,204 million in 2021, up 29.6% compared to 2020 (up 27.3% on a constant currency basis), primarily driven by higher truck volumes and positive price realization.
In 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased by 11% compared to 2020. The LCV market increased 8%, and the M&H truck market increased by 19%. In South America, new truck registrations (GVW ≥3.5 tons) increased 39% compared to 2020, with an increase of 39% and 42% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased 18% compared with 2020.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.8%, up 1.2 percentage points ("p.p.") compared with 2020. The European market share increased 1.9 p.p. to 13.2% in LCV and increased 0.1 p.p. to 8.9% in M&H segment. In South America, in 2021, CNH Industrial’s market share increased 0.8 p.p. to 10.5%.
During 2021, Commercial and Specialty Vehicles delivered approximately 161,178 vehicles (including buses and specialty vehicles), representing a 36% increase from 2020. Volumes were 40% higher in LCV and 43% higher in M&H truck segments. Commercial and Specialty Vehicles’ deliveries increased 33%, 73% and 26% in Europe, South America and Rest of World, respectively.
In 2021, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.57, an increase of 32% compared to 2020. In 2021, truck order intake in Europe increased 81% compared to previous year.
Commercial and Specialty Vehicles deliveries

By geographic area				By product
(units in thousands)	2021	2020	% change	(units in thousands)	2021	2020	% change
France	24.6	20.2	21.8	M&H	47.8	33.5	42.7
Germany & Switzerland	18.1	16.1	12.4	LCV	101.6	72.4	40.3
U.K.	7.6	5.3	43.4	Buses	9.1	9.5	-4.2
Italy	27.9	18.1	54.1	Specialty vehicles(**)	2.7	2.8	-3.6
Iberia (Spain & Portugal)	10.2	7.5	36.0	Total Sales	161.2	118.2	36.4
Rest of Europe	31.6	23.0	37.4	(**) Defense and firefighting vehicles.
Europe	120.0	90.2	33.0
South America	22.4	13.0	72.3
Rest of World	18.8	15.0	25.3
Total Sales	161.2	118.2	36.4

Adjusted EBIT
Adjusted EBIT was $300 million in 2021 (an increase of $469 million compared to 2020). The improvement was driven by higher volumes and positive price realization, partially offset by increased raw material costs, freight costs, and rework costs due to components shortages. SG&A costs increase was driven by higher variable compensation. R&D spend returned to more normal levels from the lows of the prior year. Adjusted EBIT margin was 2.5%.

Board Report Operating and Financial Review and Prospects 74

Powertrain
Net revenues
Powertrain net revenues were $4,435 million in 2021, an increase of 22.1% (up 19.4% on a constant currency basis) compared to 2020, mainly due to higher volumes. Sales to external customers accounted for 41% of total net revenues (52% in 2020).
During 2021, Powertrain sold approximately 538,300 engines, an increase of 12% compared to 2020. In terms of customers, 32% of engines were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 6% to Construction and the remaining 45% to external customers (units sold to third parties were down 16% compared to 2020). Additionally, Powertrain delivered approximately 67,900 transmissions and 192,500 axles, an increase of 36% and 38%, respectively, compared to 2020.
Adjusted EBIT
Adjusted EBIT was $246 million in 2021 (up $23 million compared to 2020). The increase was mainly due to favorable volume and mix in the first half of the year, almost offset by unfavorable raw material costs, higher freight costs due to logistics constraints, higher SG&A costs and lower absorption of fixed cost in the second half of the year due to certain third-party sales discontinuation. R&D spend returned to a pre-pandemic level. Adjusted EBIT margin was 5.5%, in 2021.

Financial Services Performance

($ million)	2021	2020	Change
Net revenues	1,862	1,807	3.0%
Net income	428	288	140
Net revenues
Financial Services reported net revenues of $1,862 million in 2021, up 3.0% compared to 2020 (up 2.5% on a constant currency basis), primarily due to higher used equipment sales and higher average portfolios in Europe, South America and Rest of Word, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and lease originations were up 14.5% reflecting higher Industrial Activities sales.
Net income
For the year ended December 31, 2021, net income was $428 million, a $140 million increase compared to 2020, primarily due to lower risk costs due to improved market outlook, improved pricing in North America, higher recoveries on used equipment sales, and higher average portfolio.
In 2021, retail loan originations (including unconsolidated joint ventures) were $11.4 billion, up $1.4 billion compared to 2020. The managed portfolio (including unconsolidated joint ventures) was $26.7 billion as of December 31, 2021 (of which retail was 67% and wholesale 33%), relatively flat compared to December 31, 2020. Excluding the impact of currency translation, the managed portfolio increased by $1.2 billion compared to 2020.
At December 31, 2021, the receivable balance greater than 30 days past-due as a percentage of receivables was 1.7% (2.1% as of December 31, 2020).

Board Report Operating and Financial Review and Prospects 75

STATEMENT OF FINANCIAL POSITION BY ACTIVITY
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of the financial position of CNH Industrial, and in particular of the net cash/debt position, the Company presents the following table providing the condensed statement of financial position of the Group, split between Industrial Activities and Financial Services.
Specific comments on the net cash/debt position of CNH Industrial split by Industrial Activities and Financial Services are included in the subsequent section Liquidity and Capital Resources.

	At December 31, 2021					At December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Intangible assets:	5,021	138	—		5,159	4,683	149	—		4,832
Goodwill	3,112	118	—		3,230	1,812	132	—		1,944
Other intangible assets	1,909	20	—		1,929	2,871	17	—		2,888
Property, plant and equipment	1,695	2	—		1,697	5,411	3	—		5,414
Investments and other non-current financial assets	243	112	—		355	722	299	—		1,021
Leased assets	30	1,708	—		1,738	65	1,913	—		1,978
Defined benefit plan assets	19	—	—		19	24	1	—		25
Deferred tax assets	368	72	(73)	(5)	367	1,039	172	(150)	(5)	1,061
Total Non-current assets	7,376	2,032	(73)		9,335	11,944	2,537	(150)		14,331
Inventories	4,199	29	—		4,228	5,959	41	—		6,000
Trade receivables	197	1	(6)	(3)	192	504	23	(24)	(3)	503
Receivables from financing activities	1,012	15,578	(1,147)	(3)	15,443	931	19,500	(1,902)	(3)	18,529
Current tax receivables	83	5	(25)	(4)	63	179	12	(31)	(4)	160
Other current receivables and financial assets	677	70	—	(2)	747	975	121	(55)	(2)	1,041
Prepaid expenses and other assets	113	5	—		118	162	27	—		189
Derivative assets	120	77	(13)	(6)	184	103	76	(19)	(6)	160
Cash and cash equivalents	4,514	1,331	—		5,845	8,116	1,513	—		9,629
Total Current assets	10,915	17,096	(1,191)		26,820	16,929	21,313	(2,031)		36,211
Assets held for sale	490	—	—		490	14	—	—		14
Assets held for distribution	10,735	4,554	(812)		14,477	—	—	—		—
TOTAL ASSETS	29,516	23,682	(2,076)		51,122	28,887	23,850	(2,181)		50,556
EQUITY AND LIABILITIES
Total Equity	5,427	2,999	—		8,426	3,758	2,977	—		6,735
Provisions:	3,028	24	—		3,052	5,127	112	—		5,239
Employee benefits	921	18	—		939	1,830	34	—		1,864
Other provisions	2,107	6	—		2,113	3,297	78	—		3,375
Debt:	6,849	15,987	(1,147)	(3)	21,689	8,798	19,722	(1,902)	(3)	26,618
Asset-backed financing	—	8,875	—		8,875	—	11,923	—		11,923
Other debt	6,849	7,112	(1,147)	(3)	12,814	8,798	7,799	(1,902)	(3)	14,695
Derivative liabilities	153	42	(13)	(6)	182	102	56	(19)	(6)	139
Trade payables	3,353	207	(29)	(3)	3,531	6,166	220	(31)	(3)	6,355
Tax liabilities	283	42	—	(4)	325	183	34	(31)	(4)	186
Deferred tax liabilities	25	260	(73)	(5)	212	86	267	(150)	(5)	203
Other current liabilities	1,319	404	(2)	(2)	1,721	4,667	462	(48)	(2)	5,081
Liabilities held for sale	125	—	—		125	—	—	—		—
Liabilities held for distribution	8,954	3,717	(812)		11,859	—	—	—		—
Total Liabilities	24,089	20,683	(2,076)		42,696	25,129	20,873	(2,181)		43,821
TOTAL EQUITY AND LIABILITIES	29,516	23,682	(2,076)		51,122	28,887	23,850	(2,181)		50,556

Board Report Operating and Financial Review and Prospects 76

(1) Industrial Activities represents the enterprise without Financial Services. At December 31, 2021, Industrial Activities includes CNH Industrial's Agriculture and Construction, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services; at the same date CNH Industrial's Commercial and Specialty Vehicles and Powertrain segments assets and liabilities were classified and presented as Assets and Liabilities held for distribution. At December 31, 2020, Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3) This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4) This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5) This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.
(6) This item includes the elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2021 and 2020 for CNH Industrial as a whole (CNH Industrial Pre-Demerger):

Board Report Operating and Financial Review and Prospects 77

			2021					2020
($ million)			Industrial Activities(1)	Financial Services	Elimina- tions		CNHI Pre-Demerger	Industrial Activities(1)	Financial Services	Elimina- tions		CNHI Pre-Demerger
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,116	1,513	—		9,629	4,527	1,246	—		5,773
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		1,349	428	—		1,777	(983)	288	—		(695)
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,204	5	—		1,209	1,213	5	—		1,218
	Goodwill impairment loss		—	—	—		—	576	—	—		576
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		9	11	—		20	410	77	—		487
	Loss on repurchase /early redemption of notes		8	—	—		8	—	—	—		—
	Dividends received		395	—	(314)	(2)	81	185	—	(152)	(2)	33
	Change in provisions		405	29	—		434	149	53	—		202
	Change in deferred income taxes		(204)	(26)	—		(230)	(274)	(16)	—		(290)
	Change in items due to buy-back commitments	(a)	43	15	—		58	155	14	—		169
	Change in operating lease items	(b)	(11)	173	—		162	(6)	40	—		34
	Change in working capital		(173)	(33)	—		(206)	1,726	18	—		1,744
	TOTAL		3,025	602	(314)		3,313	3,151	479	(152)		3,478
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(1,180)	(9)	—		(1,189)	(845)	(3)	—		(848)
	Consolidated subsidiaries and other equity investments		(2,267)	—	15	(3)	(2,252)	(176)	—	15	(3)	(161)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		34	—	—		34	3	—	—		3
	Net change in receivables from financing activities		(11)	(971)	—		(982)	(7)	654	—		647
	Change in other current financial assets		40	—	—		40	(41)	—	—		(41)
	Other changes		(238)	465	—		227	(303)	129	—		(174)
	TOTAL		(3,622)	(515)	15		(4,122)	(1,369)	780	15		(574)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		(1,619)	256	—		(1,363)	1,417	(863)	—		554
	Capital increase		—	15	(15)	(3)	—	—	15	(15)	(3)	—
	Dividends paid		(188)	(314)	314	(4)	(188)	(8)	(152)	152	(4)	(8)
	Purchase of ownership interests in subsidiaries		—	—	—		—	(9)	—	—		(9)
	TOTAL		(1,807)	(43)	299		(1,551)	1,400	(1,000)	137		537
	Translation exchange differences		(376)	(31)	—		(407)	407	8	—		415
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(2,780)	13	—		(2,767)	3,589	267	—		3,856
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		5,336	1,526	—		6,862	8,116	1,513	—		9,629
(a)    Cash generated from the sale of vehicles under buy-back commitments, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)     This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

Board Report Operating and Financial Review and Prospects 78

The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2021 and 2020 (for further information refer to the Consolidated Statement of Cash Flows and to Note 33 included in the Consolidated Financial Statements in the following):

			2021					2020
($ million)			Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated	Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,116	1,513	—		9,629	4,527	1,246	—		5,773
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) from Continuing Operations		1,329	357	—		1,686	(543)	273	—		(270)
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		536	3	—		539	553	3	—		556
	Goodwill impairment loss		—	—	—		—	576	—	—		576
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		1	18	—		19	324	54	—		378
	Loss on repurchase /early redemption of notes		8	—	—		8	—	—	—		—
	Dividends received		373	—	(312)	(2)	61	184	—	(152)	(2)	32
	Change in provisions		287	(2)	—		285	80	—	—		80
	Change in deferred income taxes		(255)	(26)	—		(281)	(104)	(4)	—		(108)
	Change in operating lease items	(a)	(3)	162	—		159	2	66	—		68
	Change in working capital		185	14	—		199	1,500	29	—		1,529
	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		2,461	526	(312)		2,675	2,572	421	(152)		2,841
	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS		564	76	(2)		638	579	58	—		637
	TOTAL		3,025	602	(314)		3,313	3,151	479	(152)		3,478
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(515)	(6)	—		(521)	(387)	(3)	—		(390)
	Consolidated subsidiaries and other equity investments		(2,208)	—	10	(3)	(2,198)	(23)	—	15	(3)	(8)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		11	—	—		11	—	—	—		—
	Net change in receivables from financing activities		34	(876)	—		(842)	(11)	412	—		401
	Change in other current financial assets		8	—	—		8	(9)	—	—		(9)
	Other changes		(780)	321	—		(459)	(655)	120	—		(535)
	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		(3,450)	(561)	10		(4,001)	(1,085)	529	15		(541)
	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS		(172)	46	5		(121)	(284)	251	—		(33)
	TOTAL		(3,622)	(515)	15		(4,122)	(1,369)	780	15		(574)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		(1,547)	288	—		(1,259)	1,506	(496)	—		1,010
	Capital increase		—	15	(15)	(3)	—	—	15	(15)	(3)	—
	Dividends paid		(188)	(314)	314	(4)	(188)	(8)	(152)	152	(4)	(8)

Board Report Operating and Financial Review and Prospects 79

	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(1,735)	(11)	299	(1,447)	1,498	(633)	137	1,002
	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(72)	(32)	—	(104)	(98)	(367)	—	(465)
	TOTAL	(1,807)	(43)	299	(1,551)	1,400	(1,000)	137	537
	Translation exchange differences	(376)	(31)	—	(407)	407	8	—	415
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,780)	13	—	(2,767)	3,589	267	—	3,856
	Less: Cash and cash equivalent at the end of year – included within Assets held for distribution at the end of the period	(822)	(195)	—	(1,017)	—	—	—	—
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR	4,514	1,331	—	5,845	8,116	1,513	—	9,629
(a)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. In the years ended December 31, 2021 and 2020, Industrial Activities included CNH Industrial's Agriculture and Construction, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services; for both years, the cash flows arising from the CNH Industrial's Commercial and Specialty Vehicles and Powertrain segments were classified and presented as a separate line items of cash flows from Discontinued Operations.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)     This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

At December 31, 2021, we had cash and cash equivalents of $6,862 million, a decrease of $2,767 million, or -28.7%, from $9,629 million at December 31, 2020. Cash and cash equivalents at December 31, 2021 included $856 million ($844 million at December 31, 2020) of restricted cash that was reserved principally for the servicing of securitization-related debt. At December 31, 2021, undrawn medium-term unsecured committed facilities were $5,224 million ($6,148 million at December 31, 2020) and other current financial assets were $63 million ($94 million at December 31, 2020). At December 31, 2021, the aggregate of Cash and cash equivalents, undrawn medium-term unsecured committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "Available liquidity"(1)), totaled $12,149 million ($15,871 million at December 31, 2020).
The change in cash and cash equivalents compared to December 31, 2020 is primarily due to cash outflow of $2.2 billion for the acquisition of 100% interest in Raven Industries, Inc., bond debt repayment of $1.7 billion (including $0.4 billion of notes repurchase), dividends paid of $0.2 billion, and $0.4 billion in translation exchange differences, partially offset by free cash flow from Industrial Activities of $1.8 billion.
Net Cash from Operating Activities
Cash provided by operating activities in 2021 totaled $3,313 million ($2,675 million provided for Continuing Operations and $638 million provided for Discontinued Operations) and comprised the following elements:
▪$1,777 million profit ($1,686 million profit for Continuing Operations and $91 million profit for Discontinued Operations);
▪plus $1,209 million ($539 million for Continuing Operations and $670 million for Discontinued Operations) in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);
▪plus $20 million ($19 million for Continuing Operations and $1 million for Discontinued Operations) in losses on the disposal of assets and other non-cash items;
▪plus $8 million loss on repurchase of notes (all related to Continuing Operations);
▪plus $81 million ($61 million for Continuing Operations and $20 million for Discontinued Operations) in dividends received;
▪minus change in deferred income taxes of $230 million (minus $281 million for Continuing Operations and plus $51 million for Discontinued Operations), plus change in provisions of $434 million ($285 million for Continuing Operations and $149 million for Discontinued Operations);

Board Report Operating and Financial Review and Prospects 80

▪plus $58 million (all related to Discontinued Operations) for changes in items due to buy-back commitments and $162 million ($159 million for Continuing Operations and $3 million for Discontinued Operations) for changes in operating lease items; and
▪minus $206 million (plus $199 million for Continuing Operations and minus $405 million for Discontinued Operations) in change in working capital.
In 2020, cash provided by operating activities was $3,478 million ($2,841 million for Continuing Operations and $637 million for Discontinued Operations) as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, and goodwill impairment loss, net of gains/losses on disposals and other non-cash items) for a total amount of $1,158 million ($1,312 million for Continuing Operations and $422 million for Discontinued Operations), and of a $1,744 million ($1,529 million for Continuing Operations and $215 million for Discontinued Operations) increase in cash resulting from an increase in working capital.
Net Cash from Investing Activities
In 2021, cash used by investing activities was $4,122 million ($4,001 million for Continuing Operations and $121 million for Discontinued Operations), primarily due to the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $82 million to acquire 90% interest in Sampierana (both related to Continuing Operations), investments in tangible and intangible assets of $1,189 million ($521 million for Continuing Operations and $668 million for Discontinued Operations), including $475 million in capitalized development costs ($154 million for Continuing Operations and $321 million for Discontinued Operations), net increase in receivables from financing activities amounting to $982 million ($842 million for Continuing Operations and $140 million for Discontinued Operations) and other changes of $227 million (minus $459 million for Continuing Operations and plus $686 million for Discontinued Operations) due to change in intersegment receivables/payables. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.
In 2020, cash used in investing activities totaled $574 million ($541 million for Continuing Operations and $33 million for Discontinued Operations). Expenditures on tangible and intangible assets (including $364 million in capitalized development costs, related for $162 million to Continuing Operations and $202 million related to Discontinued Operations) totaled $848 million ($390 million for Continuing Operations and $458 million for Discontinued Operations). Net decrease in receivables from financing activities amounted to $647 million ($401 million for Continuing Operations and $246 million for Discontinued Operations), primarily due to a reduction in the wholesale portfolio.

(1) a non-GAAP financial measure as defined in section "Alternative performance measures (or “Non-GAAP financial measures”)" above.

Board Report Operating and Financial Review and Prospects 81

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating leases) by segment and investments in intangible assets for the years ended December 31, 2021 and 2020:

($ million)	2021	2020
Agriculture	209	109
Construction	36	25
Total Industrial Activities investments in tangible assets	245	134
Industrial Activities investments in intangible assets	270	253
Total Industrial Activities capital expenditures	515	387
Financial Services investments in tangible assets	—	—
Financial Services investments in intangible assets	6	3
Total Capital expenditures - Continuing Operations	521	390
Total Capital expenditures - Discontinued Operations	668	458
Total Capital expenditures - CNHI Pre-Demerger	1,189	848
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. Capital expenditures were higher than 2020 as expenditures returned to more normal levels from the pandemic-affected low levels experienced last year.

Net Cash from Financing Activities
In 2021, cash used by financing activities totaled $1,551 million ($1,447million used in Continuing Operations and $104 million used in Discontinued Operations), primarily due to net payments on long-term debt and dividends paid, compared to $537 million provided in 2020 ($1,002 million provided for Continuing Operations and $465 million used for Discontinued Operations), mainly attributable to a net increase in third party debt.
Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Group capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.
A summary of our strategy is set forth below:
▪Industrial Activities sells certain of its receivables to Financial Services and relies on internal cash flows including managing working capital to fund its near-term financing requirements. We will also supplement our short-term financing by drawing on existing or new facilities with banks.
▪To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.
Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.

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On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings.
On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable. On January 7, 2022 Fitch has upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'. On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. At the same time, Moody's withdrew CNHI Industrial Finance Europe S.A.'s short-term rating of (P)P-3. The Rating Outlook is stable.The Company's long-term credit ratings remained unchanged at "BBB" from Standard & Poor's with stable outlook.

Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB+	-	Stable	BBB+	F2	Stable
Moody’s	Baa2	-	Stable	Baa2	-	Stable
(1)     Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Group’s debt is fully investment grade, which the Group believes will allow it to access funding at better rates.
A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.
Consolidated Debt
Total Debt of the Group as of December 31, 2021 and 2020, is as detailed in the following table:

	At December 31, 2021			At December 31, 2020
($ million)	Total	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services
Total Debt Continuing Operations	(21,689)	(6,849)	(15,987)	(26,618)	(8,798)	(19,722)
Total Debt Discontinued Operations	(2,566)	221	(3,522)	—	—	—
Total Debt of CNHI Pre-Demerger	(24,255)	(6,628)	(19,509)	(26,618)	(8,798)	(19,722)

We believe that Net Cash (Debt) (a non-GAAP financial measure as defined in the section "Alternative performance measures (or “Non-GAAP financial measures”)" above) is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Cash (Debt) of Industrial Activities and Net (Cash) Debt of Financial Services to reflect the different cash flow management practices in the two businesses. Industrial Activities reflects the consolidation of all subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses.

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The calculation of Net Cash (Debt) as of December 31, 2021 and 2020 and the reconciliation of Total (Debt), the EU-IFRS financial measure that we believe to be most directly comparable, to Net Cash (Debt), for CNH Industrial Pre-Demerger are shown below:

	At December 31, 2021			At December 31, 2020
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party (debt)	(24,255)	(5,830)	(18,425)	(26,618)	(7,780)	(18,838)
Intersegment notes payable	—	(798)	(1,084)	—	(1,018)	(884)
Total (Debt)(1)	(24,255)	(6,628)	(19,509)	(26,618)	(8,798)	(19,722)
Cash and cash equivalents	6,862	5,336	1,526	9,629	8,116	1,513
Intersegment notes receivable	—	1,084	798	—	884	1,018
Net Derivative assets (liabilities)(2)	10	(25)	35	21	1	20
Other current financial assets(3)	63	63	—	94	94	—
Net Cash (Debt)(4)	(17,320)	(170)	(17,150)	(16,874)	297	(17,171)
(1)    As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment notes receivable for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $798 million and $1,018 million as of December 31, 2021 and 2020, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,084 million and $884 million as of December 31, 2021 and 2020, respectively.
(2)    Net Derivative assets (liabilities) include the net positive and negative fair values of derivative financial instruments.
(3)        This item includes short-term deposits and investments towards high-credit rating counterparties.
(4)    The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $-286 million and $134 million as of December 31, 2021 and 2020, respectively.

Excluding exchange rate differences of $964 million, Net Debt at December 31, 2021 increased by $1,410 million compared to December 31, 2020, mainly due to cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $82 million to acquire 90% interest in Sampierana, $188 million for dividends, higher Financial Services portfolio of $930 million, partially offset by strong Free Cash Flow of Industrial Activities and by positive cash flow from Operating Activities of Financial Services.
The following table provides the breakdown for Continuing Operations and Discontinued Operations of the calculation of Net Cash (Debt) as of December 31, 2021 and the reconciliation of Total (Debt) to Net Cash (Debt). Given the size of the amounts involved, it has been considered appropriate to add the item Financial receivables and Financial payable between Continuing and Discontinued Operations. As these items are intercompany, they have been eliminated from the net debt presentation for CNH Industrial Pre-Demerger.

	At December 31, 2021			At December 31, 2021
	Continuing Operations			Discontinued Operations
($ million)	Total	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services
Third party (debt)	(21,186)	(5,581)	(15,605)	(3,069)	(249)	(2,820)
Net intersegment notes (payable)/receivable	(503)	(1,268)	(382)	503	470	(702)
Total (Debt)	(21,689)	(6,849)	(15,987)	(2,566)	221	(3,522)
Cash and cash equivalents	5,845	4,514	1,331	1,017	822	195
Net intersegment notes receivable	—	992	155	—	92	643
Net Derivative assets (liabilities)(1)	2	(33)	35	8	8	—
Other current financial assets(2)	2	2	—	61	61	—
Net Cash (Debt)	(15,840)	(1,374)	(14,466)	(1,480)	1,204	(2,684)
(1)     Net Derivative assets (liabilities) include the net positive and negative fair values of derivative financial instruments.
(2)        This item includes short-term deposits and investments towards high-credit rating counterparties.

Board Report Operating and Financial Review and Prospects 84

The following table shows the change in Net Cash (Debt) of Industrial Activities for 2021 and 2020:

	2021			2020
($ million)	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations
Net Cash (Debt) of Industrial Activities at beginning of period	297	(1,132)	1,429	(1,403)	(2,866)	1,463
Adjusted EBIT of Industrial Activities	2,086	1,729	357	416	517	(101)
Depreciation and amortization	1,204	536	668	1,213	553	660
Depreciation of assets under operating leases and assets sold with buy-back commitments	271	3	268	284	2	282
Cash interest and taxes	(559)	(376)	(183)	(233)	(144)	(89)
Changes in provisions and similar(1)	302	490	(188)	(255)	144	(399)
Change in working capital	(173)	185	(358)	1,726	1,500	226
Operating cash flow of Industrial Activities	3,131	2,567	564	3,151	2,572	579
Investments in property, plant and equipment, and intangible assets(2)	(1,180)	(515)	(665)	(845)	(387)	(458)
Other changes	(181)	(134)	(47)	(273)	(17)	(256)
Free Cash Flow of Industrial Activities	1,770	1,918	(148)	2,033	2,168	(135)
Capital increases and dividends(3)	(188)	(188)	—	(8)	(8)	—
Currency translation differences and other(3)	(2,049)	(1,972)	(77)	(325)	(426)	101
Change in Net Cash (Debt) of Industrial Activities	(467)	(242)	(225)	1,700	1,734	(34)
Net Cash (Debt) of Industrial Activities at end of year	(170)	(1,374)	1,204	297	(1,132)	1,429
(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    In the year ended December 31, 2021, this item also includes item includes the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $86 million for the acquisition of the 90% interest in Sampierana, as well as the charge of $8 million related to the repurchase of Notes.

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We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in section "Alternative performance measures (or “Non-GAAP financial measures”)" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities. In 2021, the Free Cash Flow of Industrial Activities was a positive of $1,770 million (positive of $1,918 million for Continuing Operations and negative $148 million for Discontinued Operations) primarily due to the strong performance of the segments, partially offset by an increase in working capital exacerbated by supply chain disruptions in the latter part of the year.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the years ended December 31, 2021 and 2020, is shown below:

	2021			2020
($ million)	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations
Net cash provided by (used in) Operating Activities	3,313	2,675	638	3,478	2,841	637
Less: Cash flows from Operating Activities of Financial Services net of eliminations and other	(182)	(108)	(74)	(327)	(269)	(58)
Operating cash flow of Industrial Activities	3,131	2,567	564	3,151	2,572	579
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(1,180)	(515)	(665)	(845)	(387)	(458)
Other changes(1)	(181)	(134)	(47)	(273)	(17)	(256)
Free Cash Flow of Industrial Activities	1,770	1,918	(148)	2,033	2,168	(135)
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

The non-GAAP financial measures (Available liquidity, Net Cash (Debt) and Free Cash Flow of Industrial Activities) used in this section should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, these non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.

Industrial Activities
Capital Markets
At December 31, 2021, we had an aggregate amount of $8.5 billion in bonds outstanding, of which $5.2 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities up to a total authorized amount of €10 billion ($12 billion). At December 31, 2021, €3,644 million ($4,127 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V.
CNH Industrial N.V. Senior Notes. In the United States, CNH Industrial N.V has issued notes from time to time. In 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50% due August 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount, and, in 2017, CNH Industrial N.V. issued $500 million of notes at an interest rate of 3.850% due November 2027 (the “2027 Notes”) at an issue price of 99.384% of their principal amount. The 2023 Notes and the 2027 Notes are collectively referred to as the “CNH Industrial N.V. Senior Notes”.
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt

Board Report Operating and Financial Review and Prospects 86

that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2021, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
CNH Industrial intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy-back or enforce the available call options of their issued bonds. Such buy-backs, if made, depend upon market conditions, the financial situation of CNH Industrial and other factors which could affect such decisions.
Bank Debt
At December 31, 2021, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $4.5 billion ($5.3 billion at December 31, 2020), all related to Continuing Operations.
Euro 4 billion Revolving Credit Facility. In March 2019, the Company signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced a five-year €1.75 billion credit facility scheduled to mature in 2021 and includes:
▪customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);
▪customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and:
▪mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower;
▪a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities). Such covenant is not applicable with the current ratings levels.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2021, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $19.5 billion at December 31, 2021, compared to $19.7 billion at December 31, 2020.
Bank Debt
At December 31, 2021, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.7 billion ($0.8 billion at December 31, 2020), of which 47 million related to Discontinued Operations.
Asset-Backed Financing
At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.9 billion at December 31, 2020), of which $2.8 billion was utilized at December 31, 2021 ($3.7 billion at December 31, 2020). At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months related to Continuing Operations amounted to $3.0 billion, of which $2.0 billion was utilized at December 31, 2021.
We sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.

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The sale of financial receivables is executed primarily through ABS transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services subsidiaries.
At December 31, 2021, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $12.5 billion ($13.2 billion at December 31, 2020), which do not meet derecognition requirements and therefore are recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see Note 17 “Current receivables and Other current financial assets” to our Consolidated Financial Statements).

Capital Markets
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of 1.950% notes due in 2023 at an issue price of 99.370% of their principal amount.
In August 2020, CNH Industrial Capital Argentina completed its first public offering for $31 million of notes due in 2023 and for ARS701 million ($8 million) due in 2021.
On October 6, 2020, CNH Industrial Capital LLC issued $500 million of 1.875% notes due in 2026 at an issue price of 99.761% of their principal amount.
In May 2021, CNH Industrial Capital LLC issued $600 million of 1.45% notes due in 2026 at an issue price of 99.208% of their principal amount.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.75% notes due in 2024 at an issue price of 99.863% of their principal amount.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.750% notes due in 2024 at an issue price of 101.069% of their principal amount. This issue is a private placement.
In September 2021, CNH Industrial Capital Canada Ltd issued CAD$300 million of 1.500% notes due in 2024 at an issue price of 99.936% of their principal amount.
Commercial Paper Programs
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $83 million outstanding at December 31, 2021 ($112 million at December 31, 2020).

Support Agreement in the Interest of CNH Industrial Capital LLC
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see Note 24 “Debt” to our Consolidated Financial Statements.
Future Liquidity
We have adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.

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We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2021, the Group had available committed, unsecured facilities expiring after twelve months of $5.2 billion ($6.1 billion at December 31, 2020), of which $47 million related to Discontinued Operations.
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.9 billion at December 31, 2020), of which $2.8 billion at December 31, 2021 ($3.7 billion at December 31, 2020) were utilized. At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months related to Continuing Operations amounted to $3.0 billion, of which $2.0 billion was utilized at December 31, 2021.
CNH Industrial continues to closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at year-end and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.

Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 27 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.
Financial Guarantees
Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $527 million as of December 31, 2021.
Tabular Disclosure of Contractual Obligations
The following table sets forth for Continuing Operations our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2021:

	At December 31, 2021
($ million)	within one year	between one and three years	between three and five years	beyond five years	Total
Contractual obligations(1)
Debt obligations (2):
Bonds	764	3,417	2,515	1,853	8,549
Borrowings from banks	1,170	767	236	80	2,253
Asset-backed financing	4,825	2,892	1,126	32	8,875
Other debt(3)	1,178	533	78	27	1,816
Undiscounted lease payments	61	72	46	39	218
Purchase obligations	95	—	—	—	95
Total Contractual obligations	8,093	7,681	4,001	2,031	21,806
(1)    Reserves for uncertain tax positions are not included within this table as the timing and ultimate uncertainty of settlement with the relevant taxing authorities is not known.
(2)    Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2022 to pension plans is $53 million. Potential outflows in the years after 2022 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2022.
(3) Included $503 million of net financial payables to Discontinued Operations, mainly paid in January 2022.

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Debt Obligations
For information on our debt obligations, see “Capital Resources” above and Note 24 “Debt” to the CNH Industrial Consolidated Financial Statements.
The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2021 consolidated statement of financial position as follows:

		At December 31, 2021
($ million)	Note
Debt reflected in the consolidated statement of financial position	(24)	21,689
Less:Lease liabilities	(24)	(196)
Total Debt obligations		21,493
The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding undiscounted lease payments, which are reported in a separate line item in the table above).
Undiscounted Lease Payments
Our assets under lease agreements consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2021, included commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures.

Board Report Operating and Financial Review and Prospects 90

RISK MANAGEMENT AND CONTROL SYSTEM
CNH INDUSTRIAL RISK MANAGEMENT
Risk management is an important component of CNH Industrial’s overall culture and is integral to the achievement of its long-term business plan. Accordingly, our Enterprise Risk Management (“ERM”) process has been designed to assist in the identification, evaluation and prioritization of business risks (including environmental, social, and governance) followed by a coordinated and balanced application of resources to minimize, monitor, and control the probability or impact of adverse events or to maximize the realization of opportunities.
CNH Industrial's ERM process is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), as well as the principles of the Dutch Corporate Governance Code, and adapted for specific business requirements by incorporating Company management knowledge and best practices identified by third-party risk consulting firms.
Through this process, CNH Industrial has identified 43 primary enterprise risks, further broken down into 121 specific risk drivers. Primary risk drivers include a number of significant topics, such as business strategies and operations, competitive factors, social responsibility and environmental issues, and regulatory compliance. The process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by cross-functional reviews, one-on-one interviews with Senior Leadership Team ("SLT") members, presentations and risk assessment discussions with the Audit Committee of the Board of Directors, and review and discussion with the Board of Directors. Direct feedback received from each of these layers up to and including the Board of Directors is then used to identify and develop risk mitigation activities as necessary within the business or functional area, which are deployed by management.
Inherently, our risk management process is not meant to provide a guarantee of the accuracy or completeness of the risk assessments performed or on the full achievement of CNH Industrial’s objectives. CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.
RISK MITIGATION ACTIVITIES
The risk mitigation activities initiated by management are designed to mitigate adverse impacts to CNH Industrial’s business plan, including financial and operational performance, during 2021 and beyond. The ERM process is linked with our Sustainability Program and its strategic sustainability targets, our aspirational goals articulated in the strategic business plan and our employee and customer safety goals. These targets and goals, which are incorporated into the individual segment business plans, provide a framework to address the long-term challenges to increasing stakeholder value and proactively mitigate associated risks.
For example, a worldwide supply chain disruption is among the key risk areas identified this year through the ERM process, as further discussed within the Risk Factors section of this Report. Such risks have been integrated into our ERM process to help the business stay ahead of preventable disruptions and seize opportunities when identified. Mitigating actions that the Company has taken for this supply chain risk include, for example, continuous monitoring and communication with key suppliers to anticipate production requirements, potential supply gaps and other concerns to limit the impact of supply shortages.
Our ERM process also monitors emerging risks, which we define as new risks or risks for which the impacts are unknown or evolving and thus may be incorporated into risk assessment and mitigation activities when deemed necessary. For example, the effects of climate change, the COVID-19 pandemic and increased cybersecurity threats, as described in the Risk Factors section, represent key emerging risks to CNH Industrial. Mitigation actions around climate change include investments in technology as part of our decarbonization strategy, an initiative to reduce energy consumption in our manufacturing processes, as discussed in detail in the "Taskforce on Climate-related Financial Disclosures" section of this Report and in our Sustainability Report. In response to the new working environment created by the COVID-19 pandemic, a dedicated global team has implemented smart working concepts across all operations, including a number of initiatives to ensure employee safety while maintaining business continuity. In addition, the Company has increased its efforts to minimize the likelihood or impact of cybersecurity threats. These efforts include increased third-party penetration testing for both the Company’s internal systems and networks and for the Company’s telematics-enabled products.

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RISK APPETITE
CNH Industrial’s risk appetite is set within risk taking and risk acceptance parameters driven by its business plan, Code of Conduct, core principles and values, policies, and applicable laws. CNH Industrial’s ERM process includes a structured risk management process to address key risks, with a delineated risk appetite applied to each of the risk categories and risk areas as described below:

		Risk Category Description	Enterprise Risks	Risk Appetite
Long-term	Strategic risks Create value	Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives.

Sociopolitical events, macroeconomics, competition, customer demands, product portfolio, technological innovation, investments, commercial policies, business combinations, social responsibility and environment.

Taking into consideration CNH Industrial stakeholders’ interests, CNH Industrial has a medium-high appetite concerning strategic risk, meaning we are willing to accept additional risk while applying cost/benefit considerations in pursuing our long-term targets.

Short- and Medium-term	Operational risks Enhance value	Operational risks are related to internal processes, people and systems, or external events linked to the actual operation of CNH Industrial’s portfolio of businesses.

Production capacity, logistics, distribution channels, quality control, purchasing, labor relations, asset safeguarding, intellectual property, information technology, cybersecurity, force majeure and human rights.
CNH Industrial seeks to minimize the occurrence and consequences of unforeseen operational risks with a medium-low appetite.
	Financial & Taxation risks Enhance & protect value	Financial risks include uncertainty of returns and the potential for losses due to financial performance.	Financial management, trade financing, reporting of results and tax implications.

CNH Industrial has a low risk appetite with respect to financial risks (such as liquidity, market, foreign exchange and interest rate risks as explained in more detail in Note 30 of the Consolidated Financial Statements).

	Compliance risks Protect value	Compliance risks cover unanticipated failures to comply with applicable laws, regulations, policies and procedures.

EHS, tech & safety regulations, regulatory requirements, records management & retention, company funds, labor regulations, contractual obligations, ethics & integrity, anti-corruption, antitrust/fair competition, consumer protection & product safety, corporate compliance & culture, misconduct reporting & resolution, import/export practices, privacy and third parties.
CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance.

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ENHANCEMENTS TO THE RISK MANAGEMENT PROCESS
The development and implementation of an effective and robust ERM process requires continuous evaluation and improvement. As part of these efforts, CNH Industrial continues to enhance its risk management process, including the ongoing rollout of targeted risk assessments conducted by subject matter experts within the business. These assessments, which have more than doubled in quantity over the past twelve months, help identify important risk exposures outside of predetermined risk tolerance levels and trigger the execution of new or previously identified risk mitigation activities that are intended to reduce or, in certain cases, eliminate the risk exposures altogether. We have also better aligned our oversight functions to improve the internal transparency of our risk profile and increase efficiencies across Compliance, ERM, Internal Audit and Sarbanes-Oxley functions. Finally, we are in the process of expanding our GRC software platform to provide more intuitive coverage of common high-risk areas such as information technology and cybersecurity.
INTERNAL CONTROL SYSTEM
The Company has in place an internal control system, based on the model provided by COSO and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing, and monitoring the principal risks to which CNH Industrial is exposed. The system is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information, and compliance with laws, regulations, the Company’s Code of Conduct, policies, and internal procedures.
The system, which has been developed on the basis of international best practices, consists of the following three lines:
▪Management:
1.operating areas, which identify and assess risk and establish specific actions for management of such risk;
2. central functions responsible for risk control, which define methodologies and instruments for managing and monitoring such risk.
▪Internal Audit:
3. conducts independent evaluations of the system in its entirety.

BOARD OF DIRECTORS
Accountability to stakeholders for organizational oversight
Board of Directors roles: integrity, leadership, and transparency
MANAGEMENT
Actions (including managing risk) to achieve organizational objectives
First line roles:
Provision of products/services to clients; managing risk
Second line roles:
Expertise, support, monitoring and challenge on risk-related matters
INTERNAL AUDIT
Independent assurance
Third line roles:
Independent and objective assurance and advice on all matters related to the achievement of objectives
EXTERNAL ASSURANCE PROVIDERS
KEY:
Accountability, reporting
Delegation, direction, resources, oversight
Alignment, communication coordination, collaboration

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Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided by COSO, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (Governance & Culture; Strategy & Objective-Setting; Performance; Review & Revision; and Information, Communication, & Reporting) in achieving those objectives.
CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.
The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
▪identification and evaluation of the source and probability of significant errors in elements of financial reporting;
▪assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and
▪verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

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CORPORATE GOVERNANCE

INTRODUCTION
CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“Euronext Milan”), managed by Borsa Italiana S.p.A.
CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”), which contains principles and best practice provisions that regulate relations between the board of directors of a listed Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.
The DCGC is focused on companies with a two-tier governance structure. Since the Merger; however, the Company has adopted (as permitted by the DCGC) a one-tier governance structure. This choice of a one-tier governance structure necessitated the implementation of certain governance solutions that are not typical of two-tier board frameworks (see Chapter 5 of the DCGC).
In this Annual Report CNH Industrial discusses its overall corporate governance structure. The Company discloses in this Annual Report, and intends to disclose in its future annual reports, any material departure from the best practice provisions of the DCGC.
BOARD OF DIRECTORS
Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. The current slate of Directors was appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 15, 2021. Pursuant to Article 13(3) of the Articles of Association, the term of office of all Directors shall be for a period of approximately one year after appointment, such period expiring on the day the first AGM is held in the following year. Accordingly, the term of office of the current Board of Directors expires on April 13, 2022, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors. Each Director may be re-appointed at any subsequent AGM.
The Board as a whole has collective responsibility for the strategy of the Company. During 2021, the Board reviewed and discussed with management, among other things, the Company's updated Strategic Business Plan, the continued impact of the COVID-19 pandemic on Company operations, the Company's Strategic Business Plan, and the long-term value creation strategies of all of the Company’s individual business segments and regions.
The Non-Executive Directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board of Directors should be composed of individuals with skills, experience and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues, as well as the industrial and financial sectors. An adequate and diversified mix of skills, expertise and other diversity factors (such as gender, race, ethnicity, and country of origin or nationality) are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities. There should also be an appropriate balance between the number of Executive Directors and Non-Executive Directors. Moreover, independent Directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Board Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that more diverse boards are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add. While the Board believes its members are reasonably diverse, it recognizes that more can be done. Accordingly, the Board will continue to actively seek diverse candidates for possible appointment to the Board. The Board has, however, elected not to adopt a formal diversity policy. The Board has in the past and expects to continue to utilize the services of executive search firms to assist in the identification of qualified and diverse candidates for nomination for appointment to the Board.

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BOARD MEMBER SKILLS AND ATTRIBUTES

SKILLS

	BORN IN	DIRECTOR SINCE	GEO-GRAPHIC DIVERSITY	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL AND ACCOUNTING	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM &IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE	(FORMER) CHAIRPERSON /CEO	MANDATES IN OTHER COMPANIES
SUZANNE HEYWOOD	1969	2016	UK	●	●	●		●			●		●	2
CATIA BASTIOLI	1957	2021	IT	●				●			●		●	–
HOWARD W. BUFFETT	1983	2020	US	●		●		●		●	●			–
LÉO W. HOULE	1947	2013	CA	●	●	●		●	●					–
JOHN LANAWAY	1950	2013	US	●	●	●		●	●					–
ALESSANDRO NASI	1974	2019	IT	●	●			●					●	2
VAGN SØRENSEN	1959	2020	UK	●	●	●		●	●				●	3
ÅSA TAMSONS	1981	2021	SE	●	●				●					–
SCOTT W. WINE	1967	2021	US	●	●	●		●			●		●	1

GENDER

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OVERVIEW

SKILLS AND EXPERIENCES

- **100%** GOVERNANCE, LEGAL, AND BOARD EXPERTISE
- **78%** FINANCIAL AND ACCOUNTING
- **67%** CONSUMER DISCRETIONARY
- **89%** INDUSTRIALS & MATERIALS
- **44%** TELECOM & INFORMATION TECHNOLOGY
- **11%** ACADEMIC POSITIONS
- **44%** CHARITABLE AND ENVIRONMENTAL ENGAGEMENT
- **56%** (FORMER) CHAIRPERSON /CEO

AGE, TENURE AND GENDER

AGE

<<< YEARS	
35-55	56%
56-65	22%
66+	22%

TENURE

<<< YEARS	
+5	33,3%
2-4	33,3%
<2	33,3%

GENDER

67% MEN

33% WOMEN

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Considering the foregoing factors and the attributes of the individual Directors, the Board of Directors considers itself a reasonably diverse body, well-suited to fulfilling its duties. None of the members of the Board of Directors has a familial relationship with any other Director. The Environmental, Social, and Governance Committee periodically assesses the skills, experience and other attributes of the individual Directors with a view toward ensuring an appropriate level of diversity and ensuring the Directors have the necessary expertise to fulfill their respective duties. In 2021, the Environmental, Social, and Governance Committee conducted such an assessment in connection with its evaluation of candidates to be recommended to the Board for nomination of (re)appointment as a Director.
The Composition of the Board of Directors: Guidelines are available on the Company’s website, www.cnhindustrial.com.
The Board of Directors is currently composed of two Executive Directors (i.e., who have been granted the title “Chair” and “Chief Executive Officer”), having responsibility for the day-to-day management of the Company, and seven Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the Executive Directors to whom the title Chair or Chief Executive Officer has been granted. Six Directors (70%) qualified as independent under the NYSE Listing Standards and best practice provision 2.1.8 of the DCGC. The composition of the Non-Executive Directors is such that they are able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved; and in accordance with best practice provision 2.1.7 of the DCGC.
Pursuant to Article 14(2) of the Articles of Association, the Chairperson of the Board of Directors as referred to by law shall be a Non-Executive Director with the title “Senior Non-Executive Director”. On April 15, 2021 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the DCGC. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.
On September 9, 2013, the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Human Capital and Compensation Committee, and (iii) an Environmental, Social, and Governance Committee.
On certain key industrial matters, the Board of Directors is advised by the Company's Senior Leadership Team ("SLT"). The SLT is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters.
All Board members are expected to attend not less than 75% of all Board and Committee meetings. In addition, Non-Executive Directors are limited to being on not more than four (4) boards of other public companies.
The Board met nine times during 2021. The following chart shows the 2021 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Buffett	Erginbilgic(1)	Lanaway	Nasi	Simonelli(1)	Sørensen	Wine
Attendance %	100%	100%	100%	100%	100%	100%	100%	100%	100%
(1)    At the Company's Extraordinary General Meeting of Shareholders held on December 23, 2021, the shareholders approved the appointment of two new non-executive directors, Ms. Catia Bastioli and Ms. Asa Tamsons, who replaced Mr. Tufan Erginbilgic and Mr. Lorenzo Simonelli (who, in turn, joined Iveco Group N.V. board of directors).
The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. Each year, under the oversight of the Governance and Sustainability Committee and with the assistance of the Corporate Secretary, the Board undertakes an annual evaluation of its own effectiveness and performance, and that of the Committees and individual Directors. In 2021 the evaluation of the Board and its Committees consisted of a self-assessment by each of the directors facilitated by a written questionnaire. The questionnaire covers key functions such as composition of the Board, collegiality, information, oversight and involvement, and effectiveness of the Committees, and are designed to promote a robust and comprehensive performance assessment discussion. The Chair met with each of the Directors to discuss the performance of the Board, the Committees, and individual directors. The Board of Directors discusses the results of such performance assessment, in executive session, and agrees upon actions to take advantage of identified opportunities for improvement. On the recommendation of the Environmental, Social, and Governance Committee, the Board intends to periodically engage a third party to facilitate the annual performance assessment.
The current composition of the Board of Directors is the following:
▪Suzanne Heywood, Chair (Executive-Director)
Suzanne Heywood became a Managing Director of Exor in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne

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co-led McKinsey's global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government's privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is Chair of Iveco Group N.V., and Shang Xia. She is also a non-executive director of Juventus, Louboutin and The Economist, Deputy Chair of the Royal Opera House and a director of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook's third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.
▪Scott W. Wine, Chief Executive Officer (Executive-Director)
Scott W. Wine is the Chief Executive Officer of CNH Industrial and an executive director on the Company's Board of Directors. Leading a workforce of over 35,000 across the globe, Mr. Wine assumes complete accountability for the Company's results, whilst ensuring it delivers them in accordance with the highest ethical standards. His focus is on best supporting CNH Industrial's dealers and customers through a diverse and inclusive workforce, industry leading technology, exceptional safety and quality, and unmatched innovation. Mr. Wine has an exceptional track record as a proven leader, with both considerable international experience across a variety of industries, and extensive mergers and acquisitions expertise in the U.S., Europe and Asia. Prior to joining CNH Industrial in 2021, he was Chairman and CEO of Polaris Inc., a manufacturer of off-road vehicles, electric cars, motorcycles, snowmobiles and boats. He joined Polaris in 2008 as Chief Executive Officer and was named Chairman in 2013. In 2007, Mr. Wine joined UTC Fire and Security, a subsidiary of United Technologies Corporation, as President of Fire Safety America. From 2003 to 2007 he held positions of increasing importance across a range of Danaher Corporation companies, serving as President of Jacobs Vehicle Systems, a commercial truck braking systems manufacturer, from 2003 until 2006, when he became President of The VeederRoot Co., a manufacturer of fuel-tank measuring equipment. In 1996 Mr. Wine joined Allied Signal Corp, a US aerospace, automotive and engineering company. Following its 1999 acquisition of Honeywell, in 2001 Wine assumed the role of Managing Director of Honeywell Aerospace GmbH, based in Germany, before being appointed Vice President of the European Engine Services Division. From 1989 to 1996 he served as a supply officer in the United States Navy. Mr. Wine holds an MBA from the University of Maryland and a bachelor's degree from the United States Naval Academy. He serves on the Boards of US Bancorp and the U.S. Naval Academy Foundation. Born in 1967, he holds American citizenship. Date of first appointment: April 15, 2021.
▪Catia Bastioli, Director (Non-Executive Director—independent), Member of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee
Catia Bastioli is the CEO of Novamont, an international leader in the bioplastics sector and in the development of biochemicals. Ms. Bastioli joined Novamont in 1991, initially as its technical director, before being appointed general manager and subsequently CEO. During her tenure as CEO she has transformed Novamont from a research center into a reference company in the field of Circular Bioeconomy. Ms. Bastioli started her career at Montedison, Italy's largest chemical group, helping found the Fertec Research Center for renewable raw materials, with Fertec merging with Novamont in 1991. Ms. Bastioli has been a member of European Union High Level Groups on climate change, the environment and renewable raw materials – such as the High-Level Panel on Decarbonization Pathways Initiative and the Mission Board on Soil Health and Food. She is the first inventor of about 80 patent families in the sector of biopolymers and transformation processes of renewable raw materials, and was named European Inventor of the Year in 2007 for her inventions related to starch-based bioplastics between 1991-2001. Ms. Bastioli served as the President of Terna S.p.A., the first grid operator for electricity transmission in Europe, from 2014 – 2020, is a former Board Member of the charitable Fondazione Cariplo, is the CEO of the Italian Cluster of Circular Bioeconomy SPRING and is the President of the Kyoto Club Association – a non-profit organization which raises awareness about the importance of the green and circular economy in order to reach the goals of the Paris Agreement. Ms. Bastioli attended the University of Perugia in Italy and obtained a Master's degree in Chemistry and a Master from the Business Management School Luigi Bocconi University in Milan, Italy. She was also granted an Honorary Doctoral Degree in Civil, Chemical, Environmental and Materials Engineering by “Alma Mater Studiorum” University of Bologna, Italy (2019), a Honoris Causa Degree in Business Economics by University of Foggia, Italy (2018), a Honoris Causa Degree in Materials Engineering by University of Palermo, Italy (2016) and a Honoris Causa Degree in Industrial Chemistry by the University of Genoa, Italy (2008). In 2017 she was given the honorary title of Knighthood “Cavaliere del Lavoro” by the President of the Italian Republic Sergio Mattarella. Born in 1957, Italian citizenship. Date of first appointment: December 23, 2021.

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▪Howard W. Buffett, Director (Non-Executive Director—independent), Member of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee
Howard W. Buffett was appointed Director of CNH Industrial in April 2020. He is a Professor at Columbia University's School of International and Public Affairs in New York, U.S.A., with research focused on ESG, sustainability, and impact measurement and management. He also serves on the Advisory Committee on Socially Responsible Investing, which advises the University's $14 billion endowment on social and environmental investment policies. Previously he was a Professor of Practice at the College of Agricultural Sciences and Natural Resources at the University of Nebraska-Lincoln, U.S.A. Earlier in his career, Howard W. Buffett was the Executive Director of the Howard G. Buffett Foundation. He also held a variety of roles in the U.S. government, including in the U.S. Department of Defense, where he oversaw economic stabilization and redevelopment programs in Iraq and Afghanistan. For his work in Afghanistan, he received the Joint Civilian Service Commendation Award. Howard W. Buffett also served as Policy Advisor for the White House Domestic Policy Council and in the Office of the Secretary at the U.S. Department of Agriculture. Howard W. Buffett serves on several Corporate Boards and Advisory Boards including Toyota Motor North America, Inari Agriculture, REEF Technology, S2G Ventures, and State Book International. He chairs the Advisory Council for Harvard University's International Negotiation Program and serves on several nonprofit Advisory Boards, including the Daugherty Water for Food Global Institute, the Learning by Giving Foundation, and the Chicago Council on Global Affair's Center on Global Food and Agriculture Panel of Advisors. Howard W. Buffett is also a former Term Member of the Council on Foreign Relations. A New York Times bestselling author, Howard W. Buffett holds a Bachelor of Science in Communications Science and Political Science from Northwestern University, U.S.A., a Master's in Public Policy and Administration in Advanced Management and Finance from Columbia University, U.S.A., and executive education certificates from Harvard Business School, U.S.A. Born in 1983, U.S. citizenship. Date of first appointment: April 16, 2020.
▪Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Human Capital and Compensation Committee, Member of the Environmental, Social, and Governance Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.
▪John Lanaway, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.
▪Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee

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Alessandro Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of UniCredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, USA. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V., Vice Chairman of the Board of Directors of EXOR N.V., Chairman of Comau, Chairman of Iveco Defence Vehicles (an affiliate of Iveco Group) and Chairman of Astra Veicoli Industriali (an affiliate of Iveco Group), Director of CNH Industrial and Chair of its Environmental, Social, and Governance Committee. Since November 2019, he is a member of the Advisory Board of the Lego Brand Group. In June 2020 he was appointed Non-Executive, Independent Director of GVS S.p.A. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.
▪Vagn Sørensen, Director (Non-Executive Director—independent), Member of the Audit Committee
Vagn Sørensen was appointed Director of CNH Industrial in April 2020. He has spent the majority of his executive career in the aviation industry. After a 17-year career with Scandinavian Airlines, where he held the position of deputy CEO, from 2001 to 2006 he served as the CEO of Austrian Airlines. Following this, he has pursued a career as an Independent Director, primarily in the leisure, hotel and aviation sectors. His appointments, however, also encompass additional sectors including software development, telecommunications and heavy machinery. Mr. Sørensen can draw on some 20 years’ experience in private equity, primarily gained with EQT. Mr. Sørensen is currently Chairman of F L Smidth, Air Canada, and Scandlines. He serves as an Independent Director on the Board of Royal Caribbean Cruises. He also sits on the Boards of Parques Reunidos, VFS Global and is a member of the Board of Trustees of the Rock’n Roll Forever Foundation. Mr. Sørensen has previously been the Chairman of British Midland Airways, Scandic Hotels Group, Automic Software, Bureau van Dijk, KMD and Flying Tiger Copenhagen. He was a Member of the Supervisory Board of Lufthansa Cargo, Deputy Chairman of DFDS, Chairman of the Association of European Airlines, a Member of the Board of the International Air Transport Association (IATA) and was Chairman of TDC A/S, the Danish incumbent telecommunications operator. Mr. Sørensen attended the Aarhus Business School in Denmark, and obtained a Master of Science degree in Economics and Business Administration. Born in 1959, Danish citizenship. Date of first appointment: April 16, 2020.
▪Åsa Tamsons, Director (Non-Executive Director—independent), Member of the Audit Committee
Åsa Tamsons is a Senior Vice President and Head of Business Area Technologies and New Businesses at Ericsson, where she is also a member of the Company's Executive Team. Ms. Tamsons primary focus is on driving growth in new business areas targeting the enterprise market and creating new revenue streams for Ericsson, with emphasis on SaaS and software centric connectivity offerings. The objective is to help the Company's customers, and the broader enterprise market, realize the full potential of 5G, IoT and future technologies. Ms. Tamsons drives a business portfolio encompassing commercialization and licensing of Ericsson's 57,000+ patents, Cradlepoint – the US-based market leader in Wireless WAN Edge solutions for the enterprise market, Ericsson's global IoT platform business, its Private Network business with products used by industry companies and the public safety sector, as well as the new Small-Medium Business Solutions focusing on connectivity offerings to the SMB market, and a number of other emerging businesses in incubation stage through the innovation hub Ericsson ONE. The business portfolio also includes the global number portability leader, iconectiv, as well as the fully owned subsidiary RedBee Media, where Ms. Tamsons serves on the board. Previously, between 2018-2020, Ms. Tamsons was also responsible for Ericsson's Group Strategy, M&A and Corporate Venture Capital investments. Ms. Tamsons joined Ericsson as a Partner from McKinsey where between 2006-2017 she served tech, telecom and industrial companies around the world. She has worked across the world and during her career has been based in Stockholm, Paris, Singapore, San Francisco and Sao Paulo. Ms. Tamsons holds a Master of Science in Business Administration from the Stockholm School of Economics in Sweden. Born in 1981, Swedish citizenship. Date of first appointment: December 23, 2021.
BOARD REGULATIONS
On September 9, 2013, the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.

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The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.
The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.
A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the Board of Directors may not act as proxy for more than one co-member.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.
The regulations are available on the Company’s website, www.cnhindustrial.com.
THE AUDIT COMMITTEE
The Audit Committee is responsible for, among other things, assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program. The Company has established a separate department for the internal audit function and the head of the internal audit function reports to the Audit Committee, which reviews and approves the annual internal audit plan.
The Audit Committee currently consists of Messrs. Lanaway (Chairperson), Sørensen and Ms. Tamson, all of whom are non-executive directors. The Audit Committee is appointed by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision 2.1.4 of the DCGC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer, General Counsel, Corporate Secretary and other Company officers attend its meetings.
Each of the members of the Audit Committee are independent. In addition, the Board has designated each of the members of the Audit Committee as a “financial expert”.
During 2021, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements (and the independent auditors’ review or audit thereof), the key risks and controls relating to the Company’s information systems, the appropriateness and completeness of the Company's system of internal control, the performance of the Company’s internal audit function, the performance of the Company’s independent public auditors, legal matters facing the Company, and the implementation and effectiveness of the Company's ethics and compliance program.

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The Audit Committee met ten times during 2021. The following chart shows the 2021 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Lanaway	Simonelli(1)	Sørensen
Attendance %:	100%	100%	90%
1.Mr. Lorenzo Simonelli resigned from the CNH Industrial N.V. Board effective December 23, 2021 and joined the Iveco Group N.V. board of directors.
THE HUMAN CAPITAL AND COMPENSATION COMMITTEE
The Human Capital and Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s Remuneration Policy, (ii) reviewing and recommending for approval the compensation of Executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon, (v) talent development/talent management and succession plans for the Senior Leadership Team, (vi) the Company’s policies and initiatives related to equal employment opportunity, as well as diversity, equity, and inclusion, and (vii) the Company’s programs designed to measure and improve overall employee engagement.
The Human Capital and Compensation Committee currently consists of Messrs. Houle (Chairperson), Buffett, Nasi, and Ms. Bastioli. All of the members of the Human Capital and Compensation Committee are non-executive directors and all, other than Mr. Nasi, are independent. The Human Capital and Compensation Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than one member may be non-independent under the DCGC. The members of the Human Capital and Compensation Committee are appointed for terms of up to two years. Members of the Human Capital and Compensation Committee may be reappointed. Unless decided otherwise by the Human Capital and Compensation Committee, the Company's Chief Human Resources Officer attends its meetings.
The Human Capital and Compensation Committee shall meet at least once every year. The Human Capital and Compensation Committee met eight times during 2021. The following chart shows the 2021 Human Capital and Compensation Committee members and their attendance at Committee meetings.

Human Capital and Compensation Committee Member	Houle	Buffett	Erginbilgic(1)	Nasi
Attendance %:	100%	100%	88%	100%
1.Mr. Tufan Erginbilgic resigned from the CNH Industrial N.V. Board effective December 23, 2021 and joined the Iveco Group N.V. board of directors.
THE ENVIRONMENTAL, SOCIAL, AND GOVERNANCE COMMITTEE
The Environmental, Social, and Governance Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of Executive and Non-Executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) overseeing and evaluating the policies, procedures, and practices related to the environment health and safety of Company employees, (vii) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.
The Environmental, Social, and Governance Committee currently consists of Messrs. Nasi (Chairperson), Buffett, Houle, and Ms. Bastioli. All members of the Environmental, Social, and Governance are non-executive directors and all, other than Mr.Nasi, are independent. The Environmental, Social, and Governance Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the DCGC, and none of the members may be Executive Directors. The members of the Environmental, Social, and Governance Committee are appointed for terms of up to two years. Members of the Environmental, Social, and Governance Committee may be reappointed.
The Environmental, Social, and Governance Committee shall meet at least one time every year. The Environmental, Social, and Governance Committee met seventeen times during 2021. The following chart shows the 2021 Environmental, Social, and Governance Committee members and their attendance at Committee meetings.
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Environmental, Social, and Governance Committee Member	Nasi	Buffett	Erginbilgic(1)	Houle
Attendance %:	100%	88%	100%	100%
1.Mr. Tufan Erginbilgic resigned from the CNH Industrial N.V. Board effective December 23, 2021 and joined the Iveco Group N.V. board of directors.
In addition, as described above, the charters of the Audit Committee, Human Capital and Compensation Committee, and Environmental, Social, and Governance Committee set forth independence requirements for their members for purposes of the DCGC. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.
THE SENIOR LEADERSHIP TEAM
CNH Industrial established the Senior Leadership Team ("SLT") to strengthen the quality of the Company’s decision-making and the implementation of its strategy.
The SLT is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters. The Board of Directors remains accountable for the decisions of the SLT and has ultimate responsibility for the Company’s management and external reporting. The SLT is comprised of CNH Industrial’s Chief Executive Officer, and key senior managers.
The SLT is effectively supervised by the Non-Executive Directors of the Board of Directors. For this purpose, the SLT, either directly or through the Executive Directors, provides the Non-Executive Directors with all information the Non-Executive Directors require to fulfill their responsibilities. During 2021, the leaders of various Segments and business units (all SLT members) presented to the Board their operating results, updated strategic business plans, and long-term value creation strategies as well as their top short-term and medium-term operational and strategic risks. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans.
AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS
Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors. Non-Executive Directors are not awarded remuneration in the form of shares and/or rights to shares (they are paid only in cash) and their compensation is not affected by Company results.
INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS
Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in an action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled otherwise.
CONFLICT OF INTEREST
A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).
In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8. of the DCGC, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.
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The Directors shall inform the Board through the Chair or the Corporate Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as "independent", or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chair that are designed to elicit relevant information regarding business and other relationships (the “Formal Annual Assessment”).
In addition, the Company has adopted a Conflict of Interest Policy that covers the Company’s directors, officers and employees. Under the Policy directors are required to promptly disclose to the Company’s Chief Compliance Officer any conflict of interest (defined as when an individual’s personal interest or activities interferes with, or even appears to interfere with, the interests of the Company). The Chief Compliance Officer is to refer to the Company’s other directors any transaction or potential conflict of interest involving a director. Such other directors are to review the applicable facts and determine whether a conflict of interest exists with respect to such director.
Based on each Director’s Formal Annual Assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination. Each year, the Environmental, Social, and Governance Committee considers, among other things, the Directors’ Formal Annual Assessment and any other disclosures when considering candidates to be recommended to the Board for (re)appointment as Directors. In 2021, the Environmental, Social, and Governance Committee and the Board considered such disclosures in February and determined that no Conflict of Interest existed.
LOYALTY VOTING PROGRAM
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares to be held with associated common shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
In connection with the Merger, CNH Industrial implemented a loyalty voting program, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share to be held only with each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the loyalty voting program. The CNH Industrial common shares held by shareholders that elected to participate in the loyalty voting program had their common shares registered in the Company's Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to participate in the loyalty voting program, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).
Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting program by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares to be held with associated common shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to hold one special voting share for each such Qualifying Common Share the shareholder continues to hold. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with the loyalty voting shares corresponding to its previously Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant common shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be surrendered to CNH Industrial for no consideration.
CNH Industrial’s common shares are freely transferable. Special voting shares are not admitted to listing and are transferable only in very limited circumstances and only along with the common shares to which they are associated. Any transfer of common shares that are registered on the Loyalty Register will trigger the de-registration of such
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common shares from that register and any associated special voting shares will automatically be surrendered to CNH Industrial for no consideration.
The purpose of the loyalty voting program is to grant long-term CNH Industrial shareholders an extra voting right as qualifying shareholders are entitled to exercise an additional vote through the common share and the associated special voting share held. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. No distribution has been made from this reserve. The special voting shares do not have any other economic entitlement.
Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by participants in the loyalty voting program to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the special voting share terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.
A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, Executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of the Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.
GENERAL MEETING OF SHAREHOLDERS
At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year. In addition, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chair, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with. If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.
All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall

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remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.
Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.
The agenda of the Annual General Meeting shall contain, inter alia, the following items:
a)adoption of the Company’s annual accounts;
b)granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;
c)the policy of the Company on additions to reserves and on dividends, if any;
d)as required by Dutch law, the Company's Remuneration Policy;
e)if applicable, the proposal to pay a dividend;
f)if applicable, discussion of any substantial change in the corporate governance structure of the Company;
g)the appointment of Directors; and
h)any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth (28th) day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his/her absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.
One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.
If an official notarial record is made of the business transacted at the shareholders’ meeting, then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company's expense.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest, this notice must be received by the Board of Directors on the day specified in the convening notice.
Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine

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further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.
The Company, as a foreign private issuer, is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.
The chairperson of the meeting of shareholders shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the shareholders present objects.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.
Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:
a.the number of shares on which valid votes have been cast;
b.the percentage that the number of shares as referred to under a. represents in the issued share capital;
c.the aggregate number of votes validly cast; and
d.the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.
ISSUANCE OF SHARES
The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.
The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance of shares, with

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due observance of what has been provided in relation thereto in the law and in the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018, to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.
For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company.
In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any Company equity incentive or compensation plan.
The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the Board of Directors if it has been designated to do so by the general meeting of shareholders and provided the Board of Directors has also been authorized to resolve on the issuance of shares of the company.
At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant to the share issuance authorization described above.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.
PRINCIPAL OFFICE AND HOME MEMBER STATE
The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.
The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.
The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.
The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

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CULTURE
The Board is responsible for creating and fostering a culture aimed at long-term value creation for the Group and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (which was renewed and updated in 2019, the “Code of Conduct”) and the Company issued its Supplier Code of Conduct, both of which are discussed below. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include the: Chief Executive Officer, Chief Financial Officer, head of Internal Audit, Corporate General Counsel, Chief Compliance Officer (“CCO”), Chief Information Officer, President of the Financial Services segment, head of the Human Resources function, and Chief Strategy, Talent, ICT and Digital Officer. The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through, among other things, the Company’s performance assessment process.
CODE OF CONDUCT
On July 31, 2014, the Board of Directors adopted the Company's Code of Conduct that describes the Company’s values that contribute to a culture focused on long-term value creation. The Company periodically reviews and updates the Code of Conduct to ensure it is consistent with applicable laws and best practices. In September 2019 the Board of Directors adopted the current revised and updated version of the Code of Conduct. The Code of Conduct forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, officers, employees, consultants and business “partners” are required to observe. The Code of Conduct covers topics such as the environment, health and safety, antitrust/competition, anti-corruption, data privacy, management of human resources, communities and respect of human rights.
The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the principles set forth in the Code of Conduct.
In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to such areas as labor and human rights, the environment, trade restrictions and export controls, business ethics and anti-corruption, and reporting matters to the Company.
The Code of Conduct is available in 19 languages on the Corporate Governance section of the Company’s website, (www.cnhindustrial.com), and on the Company's intranet site.
The Supplier Code of Conduct is available on the Suppliers section of the Company’s website and on the Company's intranet site and is available in nine languages.
The Company has established dedicated channels of communication to enable CNH Industrial’s employees, customers, suppliers, and other third parties to report alleged irregularities of a general, operational, and financial nature with the Company. The Company’s Compliance Helpline is a global reporting tool available in 14 languages and is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or in person to a manager or other Company representative. Company employees are required to report compliance issues. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.
The Group’s ethics and compliance program is managed by the Global Compliance function. The Company’s CCO manages the Global Compliance function and reports to the Company’s Chief Executive Officer. In addition, the CCO reports on (at least) a quarterly basis to the Audit Committee. The CCO’s reports to the Audit Committee include such things as compliance training and communications activities, material compliance and ethics trends and topics, matters reported to the Compliance Helpline, the status of material investigations, and the effectiveness of the compliance and ethics program. The Global Compliance function is responsible for, among other things, maintaining the Code of Conduct, creating and deploying compliance training, managing the Compliance Helpline (including investigating reported matters), creating and maintaining compliance-related corporate policies, and assessing legal and compliance risks and working with stakeholders to develop policies, procedures and controls to effectively manage such risks.
The Group’s Code of Conduct is supplemented by additional corporate policies, guidelines and procedures that provide greater detail than is contained in the Code of Conduct. Corporate policies cover areas of higher risk given the nature and extent of the Company’s business such as: conflicts of interest, bribery and corruption, antitrust/competition law, international trade compliance, and data privacy. Each year certain categories of employees (i.e. those deemed to have responsibilities presenting potentially greater risk to the Company) are required to certify that (1) they have read and
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understand the Code of Conduct and the Company’s Conflict of Interest Policy, and (2) they have not violated, and are not aware of a violation of, the Code of Conduct or the Conflict of Interest Policy.
RESPECT FOR HUMAN RIGHTS
CNH Industrial respects and promotes human rights in line with national laws, the fundamental Conventions of the International Labour Organization (ILO), the UN’s Universal Declaration of Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition to setting out principles of professional conduct, the Company’s Code of Conduct also underscores the importance of respect for the individual.
The Company is committed to ensuring respect for fundamental human rights wherever it operates and seeks to promote respect for these principles by others where it has an influence, particularly among contractors, suppliers, and other entities and individuals with whom it has a business relationship. The Company will not establish or continue a relationship with an entity or individual that refuses to respect the principles of its Code of Conduct.
CNH Industrial monitors respect for human rights both internally, through the Internal Audit function, and for suppliers, through an annual assessment process. In 2021, approximately 3,610 Company employees have been involved in the analysis, including 6 countries in Rest of World and 1,389 suppliers have been assessed worldwide, representing 73% of direct material purchases.
The Company seeks to implement a variety of measures (e.g. training activities) to help employees understand and address human rights issues in the course of their work. In 2021, online training on human rights and other Code of Conduct aspects was delivered to all of CNH Industrial’s Board of Directors and SLT members, as well as to approximately 24,295 employees. Moreover, specific human rights courses focusing on workplace respect and sexual harassment was delivered in North America to approximately 3,584 employees, for total of 896 hours.
ANTI-CORRUPTION AND BRIBERY
CNH Industrial’s commitment to doing business with integrity means avoiding corruption in any form, including bribery, and complying with the anti-corruption laws of all countries in which it operates.
CNH Industrial has adopted and implemented an Anti-Corruption Policy, which is distributed to all Company employees and senior management across all geographical areas and is available on the Company’s intranet portal in 19 languages. The Company also provides corruption prevention training using both online and scenario-based classroom training.
CNH Industrial’s Internal Audit function verifies, among other things, corruption prevention processes and controls. The results of such internal audits are submitted to both the Company’s Audit Committee and senior management, in order to enable them to take action when an opportunity to improve internal controls is identified. In 2021, no substantiated reports of bribery or corruption were reported to the Company through the Compliance Helpline or otherwise. In addition, Internal Audit activities did not identify bribery or corruption problems or issues. The Company also investigates and tracks, among other things, all corruption allegations to evaluate the need for additional controls and training, and surveys all employees annually, reminding them of their obligation to report compliance issues.
In addition, the Company’s Supplier Code of Conduct sets forth the Company’s expectations with respect to all suppliers. The Supplier Code of Conduct prohibits any form of bribery, “kickbacks”, or any other improper payment (of cash or anything of value) to a third party to obtain an unfair or improper advantage.
COMMUNITY RELATIONS
As stated in the Code of Conduct, CNH Industrial is aware of the potential direct and indirect impact of its decisions on the communities in which it operates. For this reason, the Company promotes an open dialogue to ensure that the legitimate expectations of local communities are taken into consideration, and voluntarily endorses projects and activities that encourage their economic, social, and cultural development. Moreover, CNH Industrial acts in a socially responsible manner by respecting the culture and traditions of each country, and by operating with integrity to earn the trust of the community.
The individual Segments or brands, in consultation with local management, decide which projects to support based on actual local needs, maximizing open dialogue with local stakeholders and collecting their suggestions for improvement. They also decide whether to act directly or through partnerships with local institutions and organizations working in the social sphere.
The CNH Industrial Community Investment Policy, available on the Company's website, ensures that activities are managed consistently, identifying methods and defining areas of application at a global level.
In 2021, resources allocated by CNH Industrial to communities were valued at approximately $8.74 million.
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In addition, CNH Industrial strives to respond rapidly to the needs of people affected by natural disasters. The Company channels resources (vehicles and financial and technical support) to aid impacted communities, and coordinates employees who want to voluntarily assist in relief efforts.
RELATED PARTY TRANSACTIONS POLICY
The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company to ensure full transparency and substantive and procedural fairness.
INSIDER TRADING POLICY
On September 9, 2013, the Board of Directors adopted an Insider Trading Policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities or the securities of any third party to the extent that such person acquires material non-public information in relation to that third party, or the financial instruments of that third party, as a result of such person’s employment with, or service to, the CNH Industrial Group. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.
The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.
MARKET ABUSE REGULATION (MAR)
The regulatory framework on market abuse is laid down in the Market Abuse Directive (2014/57/EU) as implemented in Dutch law and the Market Abuse Regulation (No. 596/2014, the “MAR”) which is directly applicable in the Netherlands.
Pursuant to the MAR, no natural or legal person is permitted to: (a) engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the shares, (b) recommend that another person engages in insider dealing or induce another person to engage in insider dealing or (c) unlawfully disclose inside information relating to the shares or the Company. Furthermore, no person may engage in or attempt to engage in market manipulation.
“Inside Information” is any information of a precise nature relating (directly or indirectly) to the Company, or to the shares in the Company or other financial instruments, which information has not been made public and which, if it were made public, would be likely to have an effect on the price of the shares or the other financial instruments or on the price of related derivative financial instruments (i.e. information a reasonable investor would be likely to use as part of the basis of his or her investment decision). An intermediate step in a protracted process can also deemed to be inside information.
Furthermore, in the field of prevention of insider dealing, MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, a person discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments. Such notifications pursuant to the MAR described must be made to the AFM and the Company no later than the third business day following the relevant transaction date.

DISCLOSURE OF INSIDE INFORMATION
Inside Information, as defined under MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to make any Inside Information public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information.
The above disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under MAR disclosing to the public the relevant Inside Information.
However, the Company may defer the publication of inside information if it can guarantee the confidentiality of the information. Such deferral is only possible if the publication thereof could damage the Company’s legitimate interests and if the deferral does not risk misleading the market. If the Company makes use of this deferral right, it needs to inform the CONSOB thereof as soon as that information is made public. Upon request of the CONSOB, a written explanation needs to be provided setting out why a delay of the publication was considered permitted. The Company is required to post and maintain on its website all inside information for a period of at least five years.

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INSIDERS LISTS
Pursuant to Article 18 of the MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.
PUBLIC TENDER OFFERS AND PRIVATE BIDS
Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) and bonds with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.
If and when occurring, CNH Industrial will respond appropriately to any potential future private bid considering the circumstances of such matter at the relevant time.
DISCLOSURES PURSUANT TO DECREE IMPLEMENTING ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS
In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:
a.    For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 21 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Program” of this Annual Report. As at December 31, 2021, the issued share capital of the Company consisted of 1,364,400,196 common shares, representing 77% of the aggregate issued share capital and 396,474,276 special voting shares, representing 23% of the aggregate issued share capital.
b.    The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.
c.    For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.
d.    No special control rights or other rights accrue to shares in the capital of the Company.
e.    Current equity incentive plans adopted by the Company are administered by the Human Capital and Compensation Committee.
f.    No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.
g.    The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.    The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.
The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.
i.    The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period

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of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018 to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company. At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been also authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant the share issuance authorization described above.
The Board of Directors is authorized to acquire special voting shares in the capital of the Company for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the Articles of Association of the Company.
j.    The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a credit rating downgrade.
k.    Under the terms of the CNH Industrial EIP and the terms of engagement entered into with certain executive officers, executives may be entitled to receive severance payments of up to one (1) times their annual cash compensation and accelerated vesting of awards under plans issued under the CNH Industrial EIP if, within twenty-four (24) months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated (other than for Cause -as defined therein-) by the relevant entity of the CNH Industrial group or is terminated by the participant for Good Reason (as defined therein).
SUSTAINABILITY PRACTICES
CNH Industrial is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. For this purpose, the Company has a robust Governance model, to manage all its operations in an ethical and transparent way. Sustainability in CNH Industrial is a way of doing business and it involves every area, function and employee within the organization.
The main tools of the sustainability management system are: the materiality analysis, which defines social and environmental priorities; approximately 200 KPIs, which are used to help monitor sustainability performance; the Sustainability Plan, which tracks commitments; and the annual Sustainability Report.
For further details see the previous section on “Our Commitment to Sustainable Development and Long-term Value Creation”.
COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE
While CNH Industrial endorses the principles and best practice provisions of the DCGC, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follows:
▪Under best practice provision 5.1.3, the chairman of the management board should be an independent Director. CNH Industrial has adopted a one-tier governance structure with two Executive Directors and, in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chair’ and ‘Chief Executive Officer’. The Board has entrusted to an independent Director the duties attributed by the DCGC to the chairman of the management board in one-tier companies (or to the chairman of the supervisory board in two-tier companies). The Board has granted to such independent Director the title of ‘Senior Non-Executive Director’ (so as to distinguish such Director from the Chairperson of the Company, who is an Executive Director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice
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provision 5.1.3, as the current Senior Non-Executive Director satisfies the requirements described in best practice provision 5.1.3 of the DCGC.
▪CNH Industrial deviates from best practice provision 2.3.4 in that the Senior Non-Executive Director (who is independent) is the chairman of the Human Capital and Compensation Committee, whereas the DCGC provides that the persons who chairs the board meeting should not assume the role of chairman of the remuneration committee. The Company believes that such duplication of role enhances the effectiveness of the Senior Non-Executive Director and is consistent with the intent of best practice provision 2.3.4.
▪The Board has not appointed a vice-chairman in the sense of best practice provision 2.3.7 of the DCGC. Since the Company adopted a one-tier governance structure with a single management board comprised of Executive Directors and Non-Executive Directors, the Board has granted the title of ‘Chairperson’ to one Executive Director and designated as ‘Senior Non-Executive Director’ one of the Non-Executive Directors. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. Furthermore, the Board Regulations provide that in the absence of the Senior Non-Executive Director any other Non-Executive Director chosen by a majority of the Directors present at a meeting shall preside at meetings of the Board of Directors. The Company considers the above sufficient to ensure that the role and function assigned by the DCGC to the vice-chairman is properly discharged.
▪Pursuant to best practice provision 4.1.8 of the DCGC, every Executive and Non-Executive Director nominated for appointment should attend the Annual General Meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company's general meeting of shareholders is well informed in respect of the nominees for (re)appointment and in practice only the Executive Directors, and Non-Executive Directors nominated for the first time for appointment to the Board, will therefore attend the Annual General Meeting.
▪The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the DCGC. Pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed on the NYSE, it also relies on certain U.S. governance requirements and practices, one of which is the reappointment of Directors at each Annual General Meeting of Company shareholders.

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Statement by the Board of Directors
Based on the assessment performed, the Board of Directors believes that, as of December 31, 2021, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective and that (i) the Board Report provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems. This is discussed in section “Internal Control System”; (ii) the internal risk management and control systems are designed to provide reasonable assurance that the financial reporting does not contain any material inaccuracies. This is discussed in section “Internal Control System”; (iii) based on the current state of affairs, it is justified that the Group’s and the Company’s financial reporting is prepared on a going concern basis. This is justified by the discussion in the Notes to the Consolidated Financial Statements and in the Notes to the Company Financial Statements; and (iv) the Board Report states those material risks and uncertainties that are, in the Board of Director’s judgment, relevant to the expectation of CNH Industrial’s continuity for the period of twelve months after the preparation of the Board Report. Refer to section “Risk Factors”.
March 1, 2022
Suzanne Heywood
Chair
Scott W. Wine
Chief Executive Officer
Responsibilities in respect of the Annual Report
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Board Report, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Board Report provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 1, 2022

The Board of Directors

Suzanne Heywood
Scott W. Wine
Léo W. Houle
Catia Bastioli
Howard W. Buffett
John Lanaway
Alessandro Nasi
Vagn Sørensen
Åsa Tamsons
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REMUNERATION REPORT
Letter from the Human Capital and Compensation Committee Chair
Dear Stakeholders,
I take the opportunity in this annual Remuneration Report to share that we have both expanded the charter and changed the name of the Compensation Committee to the Human Capital and Compensation Committee (“HC & CC” or the “Committee”). All of the same executive compensation responsibilities continue with duties added to assist the Board of Directors with the periodical review of:
a.talent development/talent management and succession plans for the Senior Leadership Team;
b.the Company’s policies and initiatives related to equal employment opportunity, as well as diversity, equity, and inclusion; and
c.the Company’s programs designed to measure and improve overall employee engagement.
With this expanded charter, we emphasize the importance we place on our people to achieve our strategic goals and continue as a sustainable business. Developing talent, ensuring ready succession, strengthening an inclusive and equal opportunity working environment, and increasing employee engagement are human capital goals that are reviewed in the leadership evaluation of our Executive Directors.
Later in this report, we highlight certain initiatives during 2021 that support this addition to our Committee’s charter and the connection to compensation actions.
Through this annual Remuneration Report, our objective is to provide our stakeholders each year with clear and comprehensive disclosure of the Company’s executive compensation policies and decisions during the year with respect to our executive and non-executive directors. This year’s report provides the business context and explicitly recognizes the strong performance and resilience demonstrated after the extraordinary challenges we faced in 2020 which continued into 2021 and as well as both the organic and non-organic growth achieved, showing the clear link between performance and the executive compensation actions taken in 2021.
Executive Directors in 2021
As disclosed in last year’s report, effective January 4, 2021, Scott W. Wine joined CNH Industrial as the new Chief Executive Officer and was appointed by our shareholders as an executive director at the April 15, 2021 Annual General Meeting of the shareholders. Suzanne Heywood continued in her on-going role of an executive director and Chair of the Board.
When recruiting the new CEO in late 2020, the Company was managing tremendous change in top leadership in addition to the challenges of operating with the adverse impact of the pandemic. Following the departure of our prior CEO (and our CFO immediately thereafter) in early 2020, our Chair took on the additional role of acting CEO and served in that role for the remainder of 2020, as the sole Executive Director. It was in that context that the Chair and Committee successfully recruited a high caliber candidate for the CEO role.
Mr. Wine comes with valuable relevant experience and a proven successful track record. In his former company, he was the recipient of a very competitive pay package with highly leveraged pay elements. To attract him to CNH Industrial, the Board needed to provide a better total compensation package. This required setting both his fixed and variable pay in the upper percentile of our compensation peer group, as well as covering his forfeited 2020 variable pay (short and long-term) related to his CEO role at his prior employer.
Mr. Wine, as an experienced Chief Executive Officer, and our Chair, Lady Heywood, with her in-depth understanding of CNH Industrial and adept guidance, worked hand-in-hand to lead CNH Industrial to successfully execute its strategic objectives for 2021, most importantly the execution of the portfolio transformation, while also achieving revenue and profitability growth in all segments and regions.
CNH Industrial’s financial recovery in 2021 to levels exceeding even pre-pandemic periods demonstrates that hiring Mr. Wine and the Board`s investment decision on the CEO’s pay were sound actions.
2021 Business Context
As for most businesses globally, the impacts of the COVID-19 pandemic continued into 2021. The Senior Leadership Team continued to prioritize: (1) safeguarding the health and safety of our employees, (2) ensuring business continuity, and (3) supporting dealers, customers, suppliers, and the communities where we operate.

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Our markets came back strong, in each industry and in all regions, as the world adjusted to the pandemic. CNH Industrial was well positioned to capitalize on this increased demand, and our financial results show our success, while still protecting our employees and supporting our dealers. The constant supply chain shortages and stoppages and related increased costs were extremely challenging, but our leaders and employees stepped up with creativity, ingenuity, and relentless determination to find solutions that kept operations running efficiently and effectively.
Positioned stronger for the future
While exceeding the short-term operational goals in 2021 and reaching record Adjusted Diluted Earnings Per Share results, we also achieved key strategic priorities. First and foremost, we executed the separation of the “Off-Highway” and “On-Highway” businesses. The businesses’ futures have been further strengthened by impressive product launches and strategic acquisitions and alliances. The Company completed the acquisition of Raven Industries, Inc., a precision agriculture technology company affording CNH Industrial greater digital and technology expertise for its Agriculture segment, and acquired Sampierana S.p.A., bringing key excavator innovation in-house for the Construction Equipment segment. The Commercial Vehicles segment inaugurated its joint venture manufacturing facility with US-based partner Nikola Corporation, to make electric-powered heavy trucks in Ulm, Germany. FPT Industrial continued to strengthen its marine and alternative power solutions portfolio, achieved manufacturing milestones, and expanded its distribution network for increased external revenue and profitability opportunities. The Financial Services segment continued to provide financing support to our dealers and customers.
We believe the Executive Directors’ remuneration in 2021 is consistent with the Company’s financial performance and achievements of its strategic objectives.
On behalf of my fellow members on the Human Resources and Compensation Committee, Catia Bastioli, Howard W. Buffet and Alessandro Nasi, I would like to express our appreciation for both Scott and Suzanne’s leadership and the accomplishments delivered in 2021.
With this, I present to you our 2021 Remuneration Report.
Sincerely,
Léo Houle
Chairman of the Human Resources and Compensation Committee and Senior Non-Executive Director
Remuneration Policy Available on our Website
Our Remuneration Policy is designed to competitively reward the achievement of both short-term and long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate, and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Directors, at the recommendation of the Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive and Non-Executive Directors were implemented in 2021, in accordance with the Remuneration Policy, which was last approved by shareholders at the 2020 Annual General Meeting (AGM). A copy of the Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
At the 2021 AGM, 73.27% of shareholders voted in favor of the Remuneration Report. To better understand the concerns of dissenting shareholders, the Company engaged with several large investors who voted against our Remuneration Report in 2020. During these discussions, we took the opportunity to clarify and explain the rationale for our 2020 remuneration actions. We found the discussions productive, and following the feedback received, this year’s report includes enhanced transparency, context and reasoning for 2021 compensation actions.

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Company Highlights
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2021 Company achievements, successes and developments were driven by a pay philosophy that rewards the achievement of our goals.
Successful portfolio transformation
On January 1, 2022, CNH Industrial successfully implemented the separation of Iveco Group N.V., which included its Commercial Vehicles and Specialty Vehicles business, Powertrain business and related Financial Services business from CNH Industrial N.V. (the “Demerger”).
Strategically, the Demerger allows the Iveco Group and CNH Industrial, which are differently impacted by global trends, and have different market outlooks, attractiveness, and competitive dynamics, to focus more closely on their core businesses and customers. Furthermore, there were limited manufacturing, distribution and sales synergies between CNH Industrial and the Iveco Group. FPT will remain a key supplier to CNH Industrial through a long-term supply agreement.
Following the Demerger, there are two independent and stand-alone listed entities, each well positioned to compete with their peers. Through the support of their separate financial, human, and managerial capital, we believe all their respective businesses will be better able to realize their full potential in terms of financial performance, shareholder and broader stakeholder value generation, and sustainability commitment, minimizing to the extent strictly necessary any commingling of the business needs of Iveco Group and CNH Industrial Post-Demerger.
The Iveco Group shares started trading on Euronext Milano on January 3, 2022. The combined value of CNH Industrial and Iveco Group shares at the first day of trading was some 9.1% higher than the value of CNH Industrial shares as of November 10, 2021, the day before the publication of the prospectus of the listing of Iveco Group, demonstrating the appreciation of the equity markets for the transaction.
Highlights of our financial performance in 2021 (*)
CNH Industrial had a very strong year financially, as the positive results of the following performance indicators demonstrate:
▪Net sales of Industrial Activities of $31.6 billion ($24.3 billion in 2020; $26.1 billion in 2019), a 28% increase from 2020 and 22% from 2019 at constant currency.
▪Adjusted Net Income of $1.9 billion ($437 million in 2020 and $1.2 billion in 2019), up 330% compared to 2020 and 60% compared to 2019 as a result of strong sales and price recovery over inflationary pressures.
▪Adjusted diluted Earnings Per Share (“EPS”) up 382% year-over-year at $1.35 per share a record high ($0.28 per share in 2020 and $0.84 per share in 2019).
▪Net cash position of Industrial Activities at the end of 2021 was $0.3 billion (compared to net cash of $0.8 billion in 2020 and net debt of $0.9 billion in 2019), after reflecting the disbursement for the acquisition of 100% interest of Raven and 90% interest in Sampierana. Free cash flow of Industrial Activities of $1.8 billion remained strong (after a record $1.9 billion reported in 2020), due to strong operating performance throughout the entire year.
▪Fitch Ratings upgrading CNH Industrial's long-term credit rating by two notches to BBB+ in early January, reflecting the recent Demerger. The investment grade ratings of “BBB” from Standard & Poor’s and “Baa3” from Moody’s remained unchanged and all agencies indicate stable outlooks.
The 2021 results of the variable pay plan metrics similarly show strong company performance, overachieving the targets set. Details on the annual bonus plan results are detailed in the short-term incentives section of this report on page 129.

(*) Includes GAAP and non-GAAP financial measures derived from financial information prepared in accordance with U.S. GAAP. We present our financial performance under U.S. GAAP as certain components of the remuneration are determined based on results under U.S. GAAP. Refer to the specific table at the end of the Remuneration Report for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measures.

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Definitions of non-GAAP metrics referenced in the above list (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Net Income/(Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
Constant Currency: CNH Industrial discusses fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency to eliminate the impact of foreign exchange rate fluctuations.
Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
Reconciliations of non-GAAP metrics referenced in the above list to US-GAAP metrics can be found on page 142 in the Annual Report.
Environmental, Social and Corporate Governance (ESG) Highlights
CNH Industrial reinforced our commitment to sustainability in 2021, creating a dedicated senior leadership position to this work and to delivering ESG results. The Company maintained its top-ranking position in the Dow Jones Sustainability Indices (DJSI) World and Europe for the eleventh consecutive year, while also receiving a Platinum medal certification in the prestigious annual EcoVadis sustainability assessment.
To support our ESG initiatives, we also have quantifiable ESG-related performance criteria in the 2021 Company Bonus Plan performance goals, specifically CO2 Emissions % and Accident Frequency Rate metrics, which impact the variable pay for all the participants, including the CEO and our Senior Leadership Team. Details of the 2021 goals and achievements are disclosed in the short-term incentive section of this report.
The ESG targets for the annual Company Bonus Plan were chosen based on the outcome of an in-depth materiality analysis, revealing that CO2 emissions and safety are the most material aspects internally and for stakeholders.
•CNH Industrial is committed to reducing: the use of fossil fuels in favor of renewable energy sources; energy consumption through more efficient processes; and CO2 emissions by cutting energy consumption while adopting both innovative technical solutions.
•CNH Industrial’s approach to occupational health and safety is based on effective preventive and protective measures, implemented both collectively and individually, aimed at minimizing risk of injury in the workplace. CNH Industrial endeavors to ensure optimal working conditions applying principles of industrial hygiene and ergonomics to managing processes at organizational and operational level. The Company adopts the highest standards in the countries in which it operates, even where regulatory requirements are less stringent, believing this to be the best way to achieve excellence.

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Diversity and Inclusion
Our Company is committed to creating a diverse and inclusive environment where all employees feel empowered, engaged, and valued. To progress towards our company’s diversity and inclusion goals, we are carrying out dedicated initiatives around the globe, such as the following:
•Increasing consistently the number of women managers, including three new into Senior Leadership Team roles in 2021.
•Providing D&I training to employees.
•All Senior Leadership Team (SLT) members and the managers reporting directly to them (over 200 employees) actively participated in several workshops on unconscious bias and inclusion, aimed at making them fully aware of the potential bias that might arise in people management processes and at enhancing their understanding and sense of inclusivity.
•A “Let’s Talk” series focused on diversity and equity and facilitated by a D&I expert was attended by 700 employees.
•In North America, CNH Industrial is a Corporate Partnership Council member of the Society of Women Engineers (SWE), an organization that empowers women to achieve their full potential in careers as engineers and leaders, highlighting the value of diversity. As a corporate member, the Company attended the SWE’s annual conference and continued to support its mission and objectives by funding programs, supporting diversity, and creating and promoting opportunities for women in engineering and technology.
•Several initiatives in Europe and South America have been implemented to foster the inclusion of employees with disabilities. Spain has renewed the commitment to support the hiring and integration of workers with physical disabilities in the manufacturing plant, while in France a dedicated training has been delivered to employees who work directly with deaf or hearing-impaired colleagues.
•In Brazil, CNH Industrial’s commitment to D&I was rewarded for the third year with the Prêmio AB Diversidade no Setor Automotivo award by Automotive Business and MHD Consultoria, in collaboration with a jury of diversity specialists. The award is given in recognition of companies whose initiatives and outcomes foster internal diversity and inclusion while also generating a positive impact on the automotive industry.
•In South America the Women that Inspire initiative has been rolled out both in Brazil and Argentina. This action is an output from a focal group organized to involve and gather input from employees. Women that Inspire aims to share the professional stories of women who are in key positions in the organization and who can inspire all professionals on their journeys.
Business Highlights
Our strong financial performance in 2021 reflected the commitment of our businesses to meet the needs of customers with innovative products launched across all segments. Additionally, strategic acquisitions strengthened our position in our industries even further. Our business segments’ product and services achievements are vital to the overall performance of CNH Industrial in 2021 and for the future. Below are some highlights during 2021.

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OFF HIGHWAY - BUSINESSES
Agriculture	Construction
▪Acquisition of Raven strengthens CNH Industrial's position in Precision Agriculture.	▪Acquisition of Sampierana Group, with their broad mini and midi excavator portfolio under the Eurocomach brand, solidifies CNH Industrial's presence in a critical market segment.
▪The world's first production T6 methane Power tractor from New Holland Agriculture, equipped with the FPT Industrial N67 NG engine, won the title of Sustainable Tractor of the year 2022 at the EIMA exhibition.
▪CASE launched the tv620b compact track loader and new CASE backhoe loader SV series.
▪New Holland Agriculture won a 2021 AE50 Innovation Award for the BigBaler 340 High Density and launched the new T7 Heavy Duty tractor and the Speedrower PLUS Series Self-Propelled Windrowers.	▪CASE B series compact track loaders and skid steer loaders made the Top 100 new Product List of Construction Equipment magazine.
▪Case IH launched New Optum AFS Connect and AFS Soil Command™ tillage prescription technology.
▪CASE presented CXC-series excavators and the new generation skid steer loaders at the 2021 Changsha Construction Equipment Exhibition. The B-series skid steer loader won the "Golden Gear" Award during the event.

▪Case IH won the 2021 AE50 Innovation Award for the AFS Connect® Steiger.	▪CASE SR250B skid steer loader was awarded "TOP 50 Products of China's Construction Machinery Industry 2021".
▪Case IH Axial-Flow 9250 Automation combine was named 2021 Machine of the Year in Brazil.
ON HIGHWAY - BUSINESSES
Commercial and Specialty Vehicles	Powertrain
▪Iveco and Nikola venture marks a milestone with first production of the Nikola Tre electric heavy-duty trucks at Ulm Germany plant.	▪FPT e-Axle is a global first: it is the only electric axle in the market suitable for heavy-duty, 6x2 or 4x2 articulated 44-ton GCW (Gross Combination Weight) trucks.
▪Numerous product launches by IVECO brand:	▪In China, FPT Industrial implemented the innovative Cursor 9, Cursor 11, and Cursor 13 engines that meet in advance the GBVI emission standards.
▪IVECO DRIVE PAL, pioneering on-board vocal driver companion.	▪FPT Industrial established a new plant in Chongqing to manufacture After Treatment System (ATS), an equipment that allows our engines to meet the GBVI emission standards.
▪NEW IVECO S-WAY, the 100% connected truck takes fuel efficiency and driver-centricity to the next level.	▪FPT Industrial launched a new C90 170 Stage V marine engine dedicated to heavy-duty applications.
▪NEW Daily, the smart vehicle that future-proofs the customer’s business.
▪FPT Industrial’s engine plant in Bourbon-Lancy, France celebrated two key milestones in 2021: it produced its 10,000th CURSOR 13 natural gas engine and became the group’s first engine plant to achieve Gold Level certification in the World Class Manufacturing (WCM) program.

▪NEW Daily Minibus, the minibus that takes passenger transport to the next level.
▪NEW IVECO T-WAY: completes the heavy range with the toughest vehicle engineered for the most extreme off-road missions.
▪IVECO BUS branded CROSSWAY range reached a milestone with 50,000 units produced, becoming the world’s best-selling intercity bus.
▪Iveco S-Way Np 460 LNG version was named Sustainable Truck of the Year in 2021 by Vado e Torno Magazine.
Compensation Peer Group
The quality of our leaders and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. A key principle of our compensation philosophy is to provide a competitive compensation structure that will attract, motivate, and retain highly qualified senior executives.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies, and it monitors compensation levels and trends in the market. The Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers, among other things, public listing, industry practices, geographic reach, and revenue proximity.
Due to the variety of industries in which we compete and other factors, our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues, or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered Company, evaluation against peer companies incorporated in only the European geographic region is inappropriately restrictive given the Company’s strong commercial presence in the United States, where most of our direct competitors are based (six out of the nine companies listed in the table below). Accordingly, the compensation peer group for the

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Chief Executive Officer (“CEO”) includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies, targeting an overall median revenue size comparable to CNH Industrial N.V.
Given our extensive worldwide presence, the balance of both U.S. and European peers provides meaningful comparisons to the relevant talent market for our executives and supports our need to compete globally for top talent.

U.S. Companies	Non-U.S. Companies
AGCO Corporation*	AB Volvo*
Caterpillar Inc.*	BAE Systems plc*
Cummins Inc.*	Continental AG
Deere & Company*	Magna International Inc.
General Dynamics Inc.*	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE*
PACCAR Inc.*	Valeo SA
The nine companies asterisked, of which six are U.S. based, represent principal competitors in our businesses’ industries which we also compare ourselves to in terms of financial and operational performance.
With the completion of the acquisition of Navistar by Traton in 2021, Navistar was removed from the compensation peer group. Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices.
For the benchmark comparison for the Chair, a customized market review was done given the above compensation peer group has few peers who have a comparable Chair only role.

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Overview of Remuneration Elements
The following table summarizes the primary remuneration elements for our CEO and Chair, our Executive Directors, as specified in the Remuneration Policy.

Remuneration Element	Description	2021 Implementation
Base Salary	Fixed cash compensation set competitively relative to appropriate peer group when attracting new talent and maintaining competitive levels in line with internal increases and other moderating factors on-going.	See the Summary of 2021 executive compensation actions table below (page 125 for the CEO and page 126 for the Chair).
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives.	Consistent with the Company’s performance, variable pay was earned by the CEO. See the specific short-term variable section below (page 129) on details of goals achieved and payout earned.
The Chair does not participate in the short-term incentive plan.
Long-Term Variable
To align Executive Directors’ interests with Company strategic goals and reward for sustained long-term growth.
Two components:
75% based on Company performance awards (Performance Share Units or PSUs).
25% retention-based awards (Restricted Share Units or RSUs), subject to favorable individual performance and demonstration of Company values.
The Company performance component is subject to the achievement of predetermined challenging performance and market objectives, covering a 3-year performance period.
Equity holding period of five years from grant aligns with Dutch Corporate Governance Code ("DCGC").

The 2021-2023 performance cycle grant was made to the Chair in December 2020 and the CEO’s grants were made upon his hire date on January 4, 2021. No shares vested in 2021

In the specific section below (page 131) on Long-Term Incentives (LTI), the equitable adjustment on unvested awards due to the impact of the Demerger on the underlying shares of the awards is shown for both the CEO’s and Chair’s awards. The 3-year performance goals for the PSUs will be restated to reflect the changed capital structure for Years 2022 and 2023.

All equity awards granted have performance conditions, the PSUs based on company performance metrics and targets and the RSUs based on individual performance as assessed by the Non-Executive Directors of the Board.

Post-Employment Benefits
CEO:
▪Retirement savings benefits available to U.S.-based salaried employees.
▪Severance protection of 12 months’ base salary, consistent with DCGC best practice.
▪Prorated equity award vesting in the event of death, disability, or involuntary termination by the Company (not for cause).
▪Retiree healthcare benefits.

Chair:
▪Retirement savings benefits comparable to U.K. based salaried employees.
▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (not for cause).

Benefits for CEO and Chair are in-line with the Remuneration Policy. The CEO’s non-compete and non-solicitation period is 12 months to align with the limit of his severance protection.

This is a deviation from the periods mentioned in the Remuneration Policy which specified a non-competition and a non-solicitation period of two years. The deviation was accepted in line with section 9 of the Remuneration Policy to offer a competitive package, as the severance protection was less than he had, and the Policy’s restrictive covenants were more punitive than he had with his former employer.

Other Benefits
CEO:
▪U.S. benefits including company car, health, life, accident, and disability insurance, and tax assistance.
▪Limited private aircraft usage.
▪Tax equalization for any non-U.S. sourced employment income.
Chair: ▪Select U.K. Executive benefits including life, accident and disability insurance. ▪Limited personal usage of car service for security.	Benefits for our CEO and Chair are consistent with the Remuneration Policy.

The CEO has an annual limit of 175 flight hours of private aircraft usage, provided as a taxable benefit to him. His 2021 usage was within this limit.

The limited usage falls within the Remuneration Policy’s customary fringe benefits consistent with competitive offerings of appropriate peer group.

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Summary of 2021 executive compensation actions
The Executive Directors’ 2021 compensation was consistent with key principles of our remuneration policy, competitively set compared to the relevant benchmarks and structured to reinforce our pay for performance compensation philosophy. The following charts summarize the 2021 compensation actions for additional transparency, context, and reasoning.

2021 Pay Actions	Scott W. Wine, Chief Executive Officer
Target Compensation
▪Both fixed and target variable elements of compensation were positioned in the upper percentile of the compensation peer group to be competitive with his compensation at his prior employer and required to attract a high caliber CEO to lead the Company.
▪Per the CEO’s employment agreement, no changes in target compensation are expected through 2025, five years from hire.

Sign-on Incentives
▪Signing incentives covering his forfeited variable pay awards from his prior employer:
◦A one-time cash payment of $1.573MM in 2021 covered his forfeited 2020 bonus.
◦A three annual installment cash award totaling $7.578MM covers his forfeited long-term awards not covered under the CNH Industrial 2021-2023 LTI awards. The first installment of $4.248MM was paid in January 2022.

Short-Term Incentive (STI)
▪The CEO’s target bonus is 200% of his base salary of $1,700,000 and maximum is 2 times target or 400% of base salary.
▪Per the Company Bonus Plan (CBP) design and the predetermined goals, the overall company performance achieved in 2021 was 187%. Considering the difficulty in forecasting the extent of the market demand recovery when the 2021 targets were set, the CEO proposed, and the Committee agreed to reduce the CEO’s bonus to 150% of target. The 2021 performance bonus to be paid in 2022 is $5.1MM.
▪Details on the plan are provided on the short-term incentive section of this report.

Long-Term Incentive (LTI)
▪Consistent with the long-term incentive plan presented to shareholders in 2020, the 2021 award was valued at three times the targeted annual long-term incentive (“LTI”) value to fill the competitive gap resulting from forfeited prior employer’s awards. Subsequent annual rolling grants will be valued at the targeted annual LTI value.
◦Per the approved plan, 75% are linked to company performance and 25% linked to individual performance as assessed by the Non-Executive Directors.
◦The Company performance share units (PSUs) are capped at 200% of target and RSUs capped at 100% of target.
◦The CEO’s grants were effective upon his hire date. No vesting occurred in 2021.
◦For the PSUs, the first-year results of the 3-year performance period (2021-2023) are tracking above target achievement of the goals. The final payout is determined only at the end of the vesting period, based on the 3-year cumulative Adjusted EPS, the 3-year average Industrial Return on Invested Capital, and with a downward/upward multiplier of +/- 25% (but still capped at 200% of target) based on 3-year cumulative relative TSR.

Share ownership guidelines
▪CNH Industrial’s share ownership guidelines require Executive Directors to acquire CNHI common shares with a value of 5-times base salary within five years of appointment to the Board. Mr. Wine purchased 200,000 shares on September 15, 2021, representing 2.29 times his base salary as of the end of 2021.

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2021 Pay Actions	Suzanne Heywood, Chair
Target Compensation
▪Target compensation was positioned at median of the competitive benchmark for a Chair only role, which required comparing beyond our compensation peer group.
▪No change in target compensation is expected for 2022.

Short-Term Incentive (STI)	▪The Chair does not participate in the short-term incentive plan.
Long-Term Incentive (LTI)
▪The Chair participates in the 2021-2023 LTI plan
◦Per the approved plan, 75% are linked to company performance and 25% linked to individual performance as assessed by the Non-Executive Directors.
◦The Chair’s LTI grant was made on December 12, 2020, as disclosed in last year’s report. No vesting occurred during 2021.

Share ownership guidelines	▪The Chair has met the requirement to own shares representing 5x her base salary per the CNH Industrial share ownership guidelines described above.

2021 Realized Pay
The tables below show the key components of total direct compensation realized in 2021, base salary and short- and long-term incentives, to provide additional perspective.

CEO
The CEO’s realized compensation related to the 2021 performance year compared to his annual total direct compensation (TDC) at target variable pay levels is shown below:

Pay Element USD	2021 Realized Compensation	Annual at Target
Base Salary)	$1,700,000	$1,700,000
2021 STI (1)	$5,100,000	$3,400,000
2021 LTI (2)	$8,994,888	$12,000,000
Total Direct:	$15,794,888	$17,100,000
Extraordinary (3)	$1,573,133	$1,573,133
Total Direct plus Extraordinary(4):	$17,368,021	$18,673,133
Notes:
(1) Target was 200% and maximum 400% of base salary. The Committee exercised negative discretion to cap the 2021 STI bonus payment at 150% of the CEO’s target payout, considering the much stronger actual market demand than anticipated when targets were set in early 2021. The $5.1 million payout represents 75% of maximum bonus.
(2) The 2021 LTI value reflects retention-based Restricted Share Units (RSUs) on the grant date and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2021, 2,269,000 PSUs were granted but none vested. 756,000 RSU awards were granted upon hire date, valued at $11.898/share unit.
(3) This amount is the sign-on incentive to offset the bonus compensation forfeited from Mr. Wine’s prior employer. In addition, a cash sign-on incentive in the amount of $7.578 million, payable in three annual installments, was awarded to Mr. Wine to offset forfeited equity awards. The first installment of $4.248 million was paid in January 2022. There is no risk of forfeiture except for voluntary termination or termination by the Company for cause.
(4) Not included in the total realized compensation are the Company provided fringe benefits and pension or similar benefits, which are included in the Summary Remuneration table.

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Chair
The Chair's realized compensation related to the 2021 performance year:

Pay Element USD	Chair 2021 Realized	Annual TDC at Target
Base Salary	$500,000	$500,000
2021 STI	$—	$—
2021 LTI(1)	$—	$1,500,000
Total Direct :	$500,000	$2,000,000
Extraordinary	$—	$—
Total Direct plus Extraordinary:(2)	$500,000	$2,000,000
Notes:
(1) The 2021 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2021, no PSUs vested and no RSU awards were granted.
(2) Not included in the total realized compensation are the Company pension or similar benefits, which is included in the Summary Remuneration table.

In accordance with the Dutch Corporate Governance Code, the Committee discussed with the CEO and the Chair their respective 2021 compensation, and each are fully aligned with the compensation awarded.

Internal Pay Ratios
When setting the Executive Directors’ compensation, the Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large, global, complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity awards. Under this methodology, the value of an equity award is allocated over the period between grant and vesting.
The average employee compensation is the total personnel costs reported in the Annual Report, which excludes Executive Director compensation, divided by average year headcount reported in the Annual Report, less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies.

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The five-year trend of CEO pay versus average employee compensation is shown in the following table:

	2021(1)	2020(2)	2019(3)	2018(4)	2017(5)	5-year trend
CEO compensation ($000s)	21,805	5,702	6,632	8,738	7,066	209%
Average Employee compensation(6) ($000s)	69.7	60.2	60.5	64.3	62.1	12.0%
CEO Pay Ratio	313	95	110	136	114	174%
Notes:
(1) The compensation is as reported in the Summary Remuneration table. The CEO, hired effective January 4, 2021, received a signing incentive to leave his prior employer before his 2020 bonus payout. The ratio excluding that one-off payment is 290. The equity expense included in the total CEO compensation is assuming target payout for the company performance share units. The actual payout is at the end of the performance period and will be determined in February 2024. The ratio assuming maximum payout for the company performance share units is 434.
(2)For 2020, data incorporates the compensation of the former CEO and the Acting CEO, as was reported in the Summary Remuneration table.
(3) For 2019, CEO compensation is consistent with the Summary Remuneration table include in the 2019 report, excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, which vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 million, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 million in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.
(4) For 2018, a targeted full year compensation is shown for year-over-year comparison.
(5) For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.

(6) Average Employee compensation is derived from personnel costs reported under IFRS, which does not include personnel costs for the Executive Directors, divided by the average headcount. The disclosure of the personnel costs and headcount can be referenced in Note 10 to the Consolidated Financial Statements of the Annual Report, found on page 181.

For perspective, the Company`s key performance metrics for the same past five years are shown below:

Selected Performance Data (1)	2021	2020	2019	2018)	2017(2)	5-year trend
Adjusted Net Income ($ million)	1,880	437	1,178	1,117	651	189.0%
Adjusted Diluted Earnings/(Loss) per share ($)	1.35	0.28	0.84	0.80	0.46	193%
Absolute Total Shareholder Return - Indexed from 2015(3)	206	152	143	125	153	106%
Notes:
(1) Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.
(2) 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the new standard for revenue recognition (ASC 606).
(3) Using 21-day average at the beginning and ending of each year and indexing from a 2016 baseline (i.e., index at 100).

In conclusion, the 2021 results show a strong recovery performance, even exceeding pre-pandemic levels. The CEO trend reflects the highly competitive compensation offer needed to attract an experienced and proven candidate into the permanent CEO role.

2021 Remuneration of the Executive Directors
The following is intended to expand on the general implementation of the Remuneration Policy in 2021 and provide additional context for understanding the actual compensation paid in 2021.
Base Salary
The base salary for the Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and compensation peer group pay comparisons.
For 2021, Mr. Wine’s base salary was $1,700,000. In determining Mr. Wine’s salary, the Committee considered factors such as the importance of creating stability in the C-suite, leadership, development of people and new culture, prior experience and potential at CNH Industrial. The base salary is positioned in the upper percentile of our compensation peer group, as required to attract the high caliber candidate for the CEO role. The CEO’s employment agreement stipulates that his compensation terms (including base salary, annual bonus and long-term incentive opportunities) are not expected to be subject to change for the period from 2021 through 2025.

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For the Chair, based on compensation benchmarking which revealed a competitive gap, the Chair`s salary was increased effective January 1, 2021, to $500,000 annually.
No increases in base salary are planned for either Executive Director in 2022.
Variable Pay
The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns.
Eligible variable compensation of our Executive Directors is contingent on the achievement of pre-established, challenging financial and other designated performance objectives.
Scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analyses were carried out for the 2021 financial year and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria support the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components, where applicable, of total remuneration.
Short-Term Incentives
The CEO participates in the annual Company Bonus Plan; whereas, the Chair does not.
2021 Company Bonus Plan and 2022 Company Bonus Plan Outlook
The Compensation Committee approved the 2021 Company Bonus Plan design which included financial measures of consolidated revenues at constant currency, consolidated Adjusted EBIT margin %, cash conversion ratio %, and two ESG measures: CO2 Emissions and Accident Frequency Rate, in line with market practices.
The table below shows the metrics and predetermined goals:

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenues $M (@CC)		20%	$28,449	$29,946	$32,941
Consolidated Adjusted EBIT Margin %		40%	5.60%	6.20%	7.40%
Cash Conversion Ratio %		20%	55.60%	69.50%	90.40%
ESG KPIs	CO2 Emissions % reduction (from 2014 levels)	10%	-47.00%	-49.50%	-56.90%
	Accident Frequency Rate (annual goal)	10%	0.18	0.17	0.15

▪The target incentive for the CEO’s annual bonus program is 200% of base salary, linked to approved targets each year. From the initial assumptions set in February 2021, the performance goals were increased in April 2021 for consolidated revenues and consolidated Adjusted EBIT margin %, given a stronger outlook in the first forecast update and providing stretch objectives consistent with the updated outlook.
▪To earn any incentive by metric, results must be above the threshold performance goal established, with an additional hurdle of achieving at least 70% of the Consolidated Adjusted EBIT Margin % for any payout. Achieving threshold performance earns 30% of target incentive or 60% of base salary.
▪Maximum payout is 200% of target incentive or 400% of base salary.
▪No individual performance adjustment factor applies to the CEO’s annual bonus.
Definitions of Metrics
▪Consolidated Revenues $M (@CC): is Consolidated Revenues at constant currency.
▪Consolidated Adjusted EBIT Margin: is computed by dividing consolidated Adjusted EBIT by Consolidated Revenues.
▪Cash Conversion Ratio: is the Free Cash Flow of Industrial Activities divided by Adjusted Net Income.
▪CO2 Emissions % reduction (from 2014 levels): CO2 emissions reduction vs. 2014 is measured as percentage change in tons of CO2 emissions per hours of production in the manufacturing processes
▪Accident Frequency Rate (annual goal): is the number of injuries (work-related and non-work related, resulting in more than 3 days of absence) divided by the number of hours worked multiplied by 100,000.

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CEO’s 2021 Company Bonus Plan Performance Factor Calculations:

Corporate Measures			Weight	Threshold	Target	Maximum	Results	Results vs. Targets	Overall
Consolidated Revenues $M (@CC)(1)		a)	20%	$28,449	$29,946	$32,941	$32,825	110%	40%
		b)		$204,000	$680,000	$1,360,000	$1,333,480
Consolidated Adjusted EBIT Margin % (1)		a)	40%	5.60%	6.20%	7.40%	7.96%	128%	80%
		b)		$408,000	$1,360,000	$2,720,000	$2,720,000
Cash Conversion Ratio %		a)	20%	55.60%	69.50%	90.40%	93.14%	134%	40%
		b)		$204,000	$680,000	$1,360,000	$1,360,000
ESG	CO2 Emissions %	a)	10%	(47.00)%	(49.50)%	(56.90)%	(54.90)%	111%	17%
		b)		$102,000	$340,000	$680,000	$588,200
KPI'S	Accident Frequency Rate	a)	10%	0.18	0.17	0.15	0.17	100%	10%
		b)		$102,000	$340,000	$680,000	$340,000
	Total	a)	100%						187%
		b)		$1,020,000	$3,400,000	$6,800,000	$6,341,680
Final Bonus Determination							$5,100,000		150%

1.Threshold, Target, and Maximum goals were all increased from the 2021 budget goals disclosed in the 2020 report to reflect the earlier and fuller COVID-19 recovery being evidenced in the first forecast. The original budget target for consolidated adjusted EBIT Margin %, which is weighted 40%, has become the threshold achievement, stretching the achievement goals throughout the entire payout range from threshold to maximum.

Per the Company Bonus Plan (CBP) design and the predetermined goals, the overall company performance achieved in 2021 was 187%. Considering the difficulty in forecasting the extent of the market demand recovery when the 2021 targets were set, the CEO proposed, and the Committee agreed to reduce the CEO’s bonus to 150% of target. The 2021 performance bonus to be paid in 2022 is $5.1 million.

Background on the 2021 Results
Between preparing for the Demerger, working toward closing and integrating our Raven Industries and Samperiana Group acquisitions, and navigating an extremely challenging supply chain situation, our leaders and employees’ determination and ingenuity repeatedly overcame every hurdle to deliver for our customers and dealers. The results can be summarized with one outstanding fact: our 2021 full year Adjusted Diluted EPS of $1.35 exceeds any full year Adjusted Diluted EPS in the Company’s history.
The year had much more good news. Buoyed by healthy markets and positive pricing, we drove strong sales growth across our operating regions and segments and made substantial gains in our sustainability commitments.

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•Consolidated Revenues came in at $33.4 billion ($32.8 billion at constant currency) versus $26.0 billion in 2020 and $28.1 billion in 2019, a historical level and overachievement (at constant currency) close to the upper performance limit for maximum payout.
•Consolidated Adjusted EBIT Margin % of 8.0% compares to 3.4% in 2020 and 6.7% in 2019. The Adjusted EBIT Margin % achievement was above the target which was increased in April due to more positive outlook from original budget assumptions.
•The Cash Conversion Ratio %, which is the ratio of Free Cash Flow over Adjusted Net Income, for 2021 was 93.1%, which exceeded the 2021 target and actual 2020 and 2019.
•For our two ESG (Environmental, Social and Corporate Governance) goals that are linked to the annual Company Bonus Plan, CO2 Emissions % and Accident Frequency Rate, the stretch targets for 2021 were achieved. For the CO2 Emissions % reduction metric, the result was an overachievement close to the upper performance limit for maximum payout. These ESG metrics results required a focused commitment and an ingrained culture of care for our environment and our people.
These results faced supply chain disruptions all year and intensified in the fourth quarter, which dampened overall shipments, especially in Europe. The industry-wide shortage in semiconductors and other core components is unprecedented, but the company was able to minimize its impact on our business and our customers. Throughout the challenges and successes, we prioritized our employees’ health and safety. Additionally, we strove to ensure a working environment that fostered collaboration, innovation, and tremendous productivity to bring our customers the absolute best. Our employees remained focused to deliver our commitments while meticulously preparing for the Demerger and exciting future ahead.
Long-Term Incentives
2021-2023 Long-Term Incentive Plan
The new 2021-2023 Long-Term Incentive Plan (LTIP) is comprised of both a Company Performance component and an Individual Performance component. The Executive Directors, Senior Leadership Team, and other key leaders participate in the 2021-2023 LTIP, based on eligibility requirements.
Under this plan, the Executive Directors' awards consisted of the following:

	CEO		Chair
2021-2023 LTIP	Grant Date	Number of Share Units Granted	Grant Date	Number of Share Units Granted
PSUs	01/04/2021	$2,269,000	12/14/2020	$309,000
RSUs	01/04/2021	$756,000	12/14/2020	$103,000
Total Share Units		$3,025,000		$412,000
Average Annual Target % of Salary		706%		300%
Average Annual Target $		$12,000,000		$1,500,000
Maximum % of Target
PSUs (weighted 75%)		200%		200%
RSUs (weighted 25%)		100%		100%
Average Annual Maximum $		$21,000,000		$2,650,000

▪The awards reflect a one-time front-loaded grant for a 3-year performance cycle which is 3-times the targeted annual long-term incentive to provide an average annual targeted value over the 3 years, split 75% in PSUs and 25% in RSUs. This helped fill the gap that the CEO had leaving his former employer and forfeiting his outstanding equity awards and compete against the CEO package at this prior employer.
▪The front-loaded grant transitions to an annual rolling cycle beginning in 2022, providing a competitive award on an average year basis.

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▪The Performance Share Units (PSUs) cliff vest in February 2024, subject to the achievement of two financial metrics weighted equally and adjusted by a range of plus/minus 25% TSR multiplier based on ranking versus a comparator group of industry peers.
▪The Restricted Share Units (RSUs) vest in three equal installments on April 30, 2022, April 30, 2023, and April 30, 2024 and are subject to acceptable individual performance and demonstration of Company values, as determined by the Company’s Performance Management Process for employees and per the determination of the Non-Executive Directors for the Executive Directors.
All shares received post-vesting must be held for a period of five years from the grant date.
The Committee and the Board of Directors believes that the equity awards are competitive in the market and consistent with our compensation philosophy. Along with the share ownership and share retention requirements in place for the Executive Directors, the plan design links the Executive Directors’ compensation opportunity to increasing shareholder value, which is core to our “pay for performance” compensation philosophy.
Details on the 2021-2023 Long-Term Incentive Plan
Executive Directors, our Senior Leadership Team, and other key executives participate in the Company Long-Term Incentive Plan. The plan design includes a change from a front-loaded end-to-end grant cycle to annual rolling grants (a more prevalent market practice). To facilitate this change, the plan contains a one-time transition grant of PSUs and RSUs valued at three (3) times the targeted annual LTIP. This transition grant allows a competitive LTIP offering on an average annual basis over the three years. The subsequent annual grants will be valued as one (1) time targeted annual LTIP value awards, allowing for annual grant and payout opportunity, and will continue to be subject to long-term 3-year performance periods.
The PSUs will be subject to the achievement of certain performance targets as further described below, while the RSUs will be subject to acceptable individual performance and demonstration of Company values.
•The PSU awards are based on the achievement of defined key performance indicators relating to: (i) Average of Industrial Return on Invested Capital (“RoIC”) over the plan period, weighted 50% and (ii) Cumulative Adjusted Earnings Per Share (“EPS”) weighted 50%. The Company’s Total Shareholder Return (“TSR”) ranking among a pre-selected comparator group at the end of the three-year performance period will act as downward/upward multiplier that can adjust the award from 0.75 to 1.25.
The TSR comparator group consists of the following companies: AB Volvo, AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Komatsu Ltd., Kubota Corporation, PACCAR Inc., and Traton SE. The Committee may adjust the TSR comparator group in the event of any merger, combination or other event affecting the comparator companies.
The PSUs awarded under the 2021-2023 LTIP performance cycle will vest on February 28, 2024, based on the achievement of each target of RoIC and EPS determined independently, and as adjusted according to the TSR multiplier. Hence, the total number of common shares that will be issued upon vesting of the PSUs will depend on the level of achievement of RoIC and EPS and the downward/upward effect of TSR, but subject to an overall maximum of 200% of the target award.
The following table shows the goals for threshold, target, and outstanding achievement of the two financial metrics, and possible payout combinations. With the Demerger, these three-year goals span pre- and post- Demerger periods, i.e., Year 1 pre-Demerger and Years 2 & 3 post-Demerger. As such, the 3-year goals will need to be adjusted to reflect CNH Industrial’s relative contribution to the goals, excluding the relative contribution of the Iveco Group.

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The earned payout achieved under the two weighted financial metrics, RoIC and Adjusted EPS, will be adjusted for the TSR percentile ranking according to the following chart:

Percentile Ranking	Relative TSR Multiplier(1)
Outstanding: 75th	1.25(2)
Target: 50th	1.00	(1) Multiplier prorated between threshold, target, and outstanding percentile ranking.
Threshold: 25th	0.75	(2) Maximum overall payout capped at 2 times target

With this TSR Multiplier scale, there is no additional reward for a relative TSR at median and the design reduces the LTIP payout if relative TSR is below median, setting a high-performance bar for maximum payout.

•For the Executive Directors, the RSUs under the 2021-2023 LTIP award will vest in three annual installments on April 30, 2022, April 30, 2023, and April 30, 2024, allowing an interim vesting opportunity over the 3-year cycle. There are no other awards vesting in the interim. The RSUs require acceptable individual performance and demonstration of Company values which the Compensation Committee will assess prior to each respective vesting date and before approving any payout/vesting.

Impact of the Demerger on Equity Awards

The Demerger did not trigger change of control provision which would accelerate the vesting of unvested awards. However, the CNH Industrial Equity Incentive Plan (EIP) allows the Committee to adjust outstanding equity awards on an equitable basis in the event of a change in the capital structure of the Company, such as the Demerger.
The equitable adjustment, which was done in early 2022, considered post-Demerger share prices of both CNH Industrial and the Iveco Group, using a 10-day volume weighted average price. The conversion ratio for CNH Industrial compared the combined CNH Industrial and Iveco Group share prices (before the 5:1 Demerger Allotment Ratio) to CNH Industrial’s share price.
The adjustment factor for CNH Industrial participants was 1.1473, which applies to the Executive Directors. The determination of the conversion ratio is shown in the table below:

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Post-Demerger Entity	Post-Demerger Share Prices(1)	CNH Industrial Conversion Ratio
CNH Industrial	€14.43	€16.56/€14.43 = 1.1473
Iveco Group	€2.13(2)
Combined	€16.56(2)
Notes:
(1) 10-day average Volume Weighted Average Price (VWAP) post-Demerger share price
(2) before 5:1 Allotment Ratio: €10.63 divided by 5=€2.13 per Iveco Group share
Prices per Bloomberg Euro VWAP for the period January 3 – January 14, 2022, to the 5th decimal place for the conversion factor calculation. Rounded prices are shown in the table.

The Executive Directors’ equity awards before and after the adjustment:

	CEO		Chair
2021-2023 LTIP	Before the Demerger Adjustment	After the Demerger Adjustment	Before the Demerger Adjustment	After the Demerger Adjustment
Share units
PSUs	2,269,000	2,603,224	309,000	354,516
RSUs	756,000	867,359	103,000	118,172
Total Share Units	3,025,000	3,470,583	412,000	472,688

Share Price *	€16.56	€14.43	€16.56	€14.43
-Intrinsic Value €000s* (3-years value)	€50,091	€50,091	€6,822	€6,822

* Per the 10-day average VWAP price used for the conversion factor. Actual valuation fluctuates per the market price since the Demerger.
Post-Employment and Other Benefits
The Executive Directors receive customary pension and other benefits in-line with the Remuneration Policy, which provide basic assurances of loss income protection and retirement income.
Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all U.S. salaried employees. The Chair similarly receives retirement savings benefits comparable to UK-based salaried employees, based on the same nationally determined annual UK pensionable earnings cap for all UK employees.
Other Benefits
For our CEO, we offer customary perquisites and fringe benefits, such as a Company car, medical insurance, accident insurance, tax preparation assistance, relocation, limited personal usage of aircraft, and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of one year.
A provision that outstanding equity awards are subject to prorated vesting in the event of death, disability, or involuntary termination by the Company (other than for cause) is applicable for both the CEO and the Chair, a customary practice among our compensation peer group.
The Chair also receives select UK executive benefits including life, accident, and disability insurance and limited personal usage of car service for security.
Tax Equalization
The CEO, as a function of the global nature of the role in the Company, may be subject to tax on employment income in multiple countries and will be subject to the Company’s tax equalization policy on all employment earnings. For the Chair, no tax equalization has been applicable. This represents no change from prior years.

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Stock Ownership
Our Board recognizes the critical role that Executive Director stock ownership has in aligning the interests of management with those of shareholders. Accordingly, the Executive Directors are subject to share ownership guidelines which require each Executive Director own shares with an aggregate value of at least 5x base salary within five (5) years from the start of their respective assignments. The Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2021, the CEO owned 200,000 shares, and the Chair owned 129,389 shares. With a share price of $19.43 on December 31, 2021, the fair market value of the at year-end 2021 was $3,886,000 and $2,514,028, respectively. The CEO’s shareholdings represent 2.29 times his annual base salary, and the Chair’s represents 5.03 times her annual base salary.
In addition, the Executive Directors are subject to a holding period of five years from grant date for all awards granted to them which aligns with Dutch Corporate Governance Code ("DCGC").
Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan, which defines the terms and conditions for any subsequent long-term incentive program, and the Company Bonus Plan, which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
No recoupment of incentive compensation was warranted under any incentive plan during 2021.
Terms of engagement
Each of the Executive Directors is engaged by the Company pursuant to a written agreement for an indefinite period of time and are employed at will, meaning either party can terminate the engagement at any time. The Executive Directors are also appointed by shareholders annually.
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan within the scope of the CNH Industrial N.V. Remuneration Policy. The current remuneration structure for the Non-Executive Directors is consistent with the Remuneration Policy, as shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chair	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chair of other Board committees	$25,000
The Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only in cash Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans. Consistent with the Remuneration Policy, Non-Executive Directors do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Applicable to Non-Executive Directors appointed in April 2019 or thereafter, Non-Executive Directors are required to own Company shares in an aggregate amount of not less than 1x their annual retainer fee, which is $125,000, within 24 months of appointment to the Board. The Non-Executive Directors are expected to hold Company shares as a long-term investment and, as such, are expected to hold their Company shares while on the Board and for an additional three months after their Board service terminates.
All the current Non-Executive Directors have met the share ownership requirement except for the newly appointed members, Ms. Catia Bastioli and Ms. Åsa Tamsons.
IMPLEMENTATION OF REMUNERATION POLICY IN 2021
The following table summarizes remuneration paid or awarded (in USD) to CNH Industrial N.V. Directors for the years ended December 31, 2021 and 2020 (the “Summary Remuneration table”):

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				Fixed Remuneration			Variable Remuneration		Extra-ordinary Items(5)	Pension & Similar Benefits(6)		Proportion of fixed to variable remuneration(7)
Board of Directors	Position	Year	(1)	Base Salary or Fees		Fringe Benefits(2)	One-year Variable(3)	Multi-year Variable(4)			Total Remuneration
WINE Scott	CEO	2021	(8)	1,702,588		167,675	5,100,000	12,998,327	1,573,133	263,155	21,804,878	10%
MÜHLHÄUSER Hubertus	CEO	2020	(9)	254,980		225,076	—	30,934	1,551,076	45,366	2,107,432	31%
HEYWOOD Suzanne	Chair	2021	(10)	500,000	(7)	—	—	1,521,504	—	120,281	2,141,785	26%
		2020	(11)	72,917	(8)	—	—	336,236	—	8,625	417,778	24%
	Acting CEO	2020	(12)	649,194	(9)	—	—	—	2,500,000	445,861	3,595,055	26%
BUFFETT Howard W.	Director	2021		128,792		—	—	—	—	—	128,792	N/A
		2020		—		—	—	—	—	—	—	N/A
CONNORS Nelda	Director	2020		—		—	—	—	—	—	—	N/A
ERGINBILGIC Tufan	Director	2021		128,792		—	—	—	—	15,388	144,180	N/A
		2020		—		—	—	—	—	—	—	N/A
HOULE Léo W.	Senior Non-Executive Director	2021		132,694		—	—	—	—	—	132,694	N/A
		2020		85,000		—	—	—	—	—	85,000	N/A
LANAWAY John	Director	2021		122,083		—	—	—	—	—	122,083	N/A
		2020		75,000		—	—	—	—	—	75,000	N/A
NASI Alessandro	Director	2021		132,694		—	—	—	—	—	132,694	N/A
		2020		85,000		—	—	—	—	—	85,000	N/A
SCHEIBER Silke	Director	2020		75,000		—	—	—	—	8,846	83,846	N/A
SIMONELLI Lorenzo	Director	2021		117,083		—	—	—	—	—	117,083	N/A
		2020		75,000		—	—	—	—	—	75,000	N/A
SØRENSEN Vagn	Director	2021		117,083		—	—	—	—	13,835	130,918	N/A
		2020		—		—	—	—	—	—	—	N/A
TAMMENOMS BAKKER Jacqueline	Director	2021		46,292		—	—	—	—	4,003	50,295	N/A
		2020		82,500		—	—	—	—	9,881	92,381	N/A
THEURILLAT Jacques	Director	2021		44,889		—	—	—	—	—	44,889	N/A
		2020		80,000		—	—	—	—	1,706	81,706	N/A
Notes
(1) In 2020, in support of the Company’s COVID-19 response, all of the Directors, including the Chair, voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020. For the Non-Executive Directors’ quarterly fees for the period October 13, 2020 through January 11, 2021, the prorated amount from October through December was waived and the January portion is included in the 2021 fees reported in the table.

(2) The amount includes the use of transportation (Company car and personal usage of aircraft) and company cost of life and health insurance benefits.
(3) The 2021 amount represents the bonus approved for the performance year and paid in 2022. The Committee capped the bonus at 150% of target payout, or $5.1 million. No bonus was earned for the former CEO for the 2020 performance year.

(4) The amounts represent the Company's share-based compensation (SBC) expense under applicable accounting standards relating to grants issued to the Executive Directors under 2021-2023 LTI plan, assuming payout at target. The company performance awards vest at the end of the 2021-2023 performance period and have a 200% cap. The SBC expense assuming maximum payout for the performance share units would be $21.5 million for the CEO and $2.5 million for the Chair, a difference from target payout of $8.5 million and $1.0 million respectively for the CEO and the Chair.

(5) For the current CEO, a cash sign-on of $1,573,133 was paid upon hiring to compensate for the forfeited 2020 bonus from the prior employer. For the former CEO, Hubertus Mühlhäuser, the 2020 amount includes a payment of 12 months base salary ($1.1 million), a provision for 2020 tax services ($0.3 million) as part of separation terms and conditions, and unused paid vacation ($0.1 million), during the former CEO’s active service. For the Acting CEO role, Suzanne Heywood received a one-time lump sum payment of $2.5 million for the variable compensation elements of her supplemental remuneration for the additional Acting CEO duties during 2020.

(6) For the CEO, the 2021 amount includes Company contributions to U.S. Social Security and Medicare, expense recorded for accruing retiree healthcare benefits, and contributions for retirement savings to the deferred compensation plan. For the Chair, the amount includes Company contributions into the UK National Insurance for 2020 and 2021 and in 2021 a contribution for retirement savings. For the former CEO, the 2020 amount includes Company contributions to U.S. Social Security and Medicare. All provisions for Company match of retirement savings and deferred compensation, and retiree healthcare benefits reported in prior years have been reversed as the vesting period was not met at time of separation of employment. For the other Directors, the amount includes Company contributions into the UK National Insurance.

(7) Ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable incentives, extraordinary items, and the pension benefits derived from variable remuneration and extraordinary items. The Non-Executive Directors have no variable compensation elements, so this ratio is not applicable.

(8) The new CEO was hired on January 4, 2021 and appointed by shareholders as an Executive Director of the Board at the April 15, 2021 AGM. The remuneration shown in the above Summary Remuneration table reflects his full year compensation including the period prior to the shareholders’ approval.

(9) The 2020 remuneration elements of the former CEO, Hubertus Mühlhäuser, reflect pay and benefits through his date of resignation, March 22, 2020. The resignation benefits are included in extraordinary Items as disclosed in footnote # 4 above.

(10) Effective January 1, 2021, the new annual base salary of $500,000 would be paid in £ using the prior year average exchange rate, which for 2020 was US$ 1.2837/1 £.
(11) In 2020, Suzanne Heywood voluntarily waived all her Chair fees from April 16, 2020 through December 31, 2020.
(12) For the additional Acting CEO duties in 2020, an annual supplement of $1.0 million was paid in monthly installments from the effective date of the Acting CEO role, March 23, 2020 through the end of the December 31, 2020. For three full monthly supplements, 50% was waived by Suzanne Heywood in solidarity of the Company’s COVID-19 response.

Board Report Remuneration Report 136

The following table summarizes remuneration paid or awarded (in USD) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2021:

			Fixed Remuneration			Variable Remuneration
Board of Directors	Position	Year	Fees	(1)	Fringe Benefits	One-year Variable(2)	Multi-year Variable(3)	Extra-ordinary Items	Pension & Similar Benefits(4)	Total Remuneration	Proportion of fixed to variable remuneration
NASI Alessandro	Chairman Iveco Defence S.p.A	2021	174,427		785	—	—	—	—	175,212	N/A
		2020	172,999		4,659	317,724	202,024	—	110,497	807,903	33%
Notes:
(1) The amount is the fees for the Chairman of Iveco Defence S.p.A role; in 2021 and 2020, full year Euro 150,000.
(2) In 2020, a special recognition lump sum payment was made in recognition of the contributions over the CNH Industrial 2017-2019 performance period.
(3) The 2020 amount is the remaining share-based compensation from his CNH Industrial 2017-2019 RSU award which had the last one-third installment vest on June 30, 2020.
(4) The amount in 2020 includes the Company social contributions in Italy on employment income. In 2021, Mr. Nasi met the limit with another company.

Year-Over-Year Remuneration
For year-over-year reference, as required by the Dutch Civil Code requirements, the following table shows the compensation change over each of the past five years (in US$ 000s):

Board Report Remuneration Report 137

Table - Remuneration over the last five reported financial years (RFY)

Board of Directors	Position	2021 vs 2020(1)	2020(1) vs 2019	2019 vs 2018	2018 vs 2017
WINE Scott(2)	CEO	21,805	—	—	—
HEYWOOD Suzanne(3)	Acting CEO	(3,595)	3,595	—	—
MÜHLHÄUSER Hubertus(3)	CEO	(2,107)	(7,333)	5,911	3,532
TOBIN Richard(4)	CEO	—	—	(508)	(6,558)
HEYWOOD Suzanne(4)	Chair	1,724	(339)	757	—
MARCHIONNE Sergio(4)	Chairman	—	—	(2,840)	(2,311)
BUFFETT Howard W.(5)	Director	129	—	—	—
CONNORS Nelda (5)	Director	—	—	—	—
ERGINBILGIC Tufan(5)	Director	144	—	—	—
GEROWIN Mina(6)	Director	—	(81)	(81)	(1)
HEYWOOD Suzanne(4)	Director	—	—	(170)	—
HOULE Léo W.(7)	Senior Non-Executive Director	48	(87)	2	(2)
KALANTZIS Peter(6)	Director	—	(85)	(85)	—
LANAWAY John	Director	47	(75)	—	—
NASI Alessandro(8)	Director	48	—	85	—
SCHEIBER Silke(9)	Director	(84)	(98)	14	(1)
SIMONELLI Lorenzo(8)	Director	42	—	75	—
SØRENSEN Vagn(5)	Director	131	—	—	—
TABELLINI Guido(6)	Director	—	(73)	73	—
TAMMENOMS BAKKER Jacqueline(10)	Director	(42)	95	25	(1)
THEURILLAT Jacques(10)	Director	(37)	(97)	—	(1)
Notes:
(1) In 2020, in support of the Company’s COVID-19 response, all of the Directors, including the Chair, voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020.

(2) In 2021, Scott Wine joined the Company as CEO, effective January 4, 2021 and was appointed Executive Director of the Board at the April 15, 2021 AGM.
(3) Effective March 22, 2020, Hubertus Mühlhäuser stepped down from the CEO role and Suzanne Heywood assumed the Acting CEO duties in addition to her Chair duties for the remainder of 2020.
(4) During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily. On September 17, 2018, Hubertus Mühlhäuser, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Suzanne Heywood as Chair with immediate effect. Shareholders appointed Ms. Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. The Chair’s fees were prorated from November 29, 2018 through December 31, 2018 and paid in January 2019.

(5) The following Directors were appointed their Board of Directors roles in 2020: Mr. Sørensen, Mr. Buffett, and Mr. Erginbilgic. Ms. Connors stepped down from her Board of Directors roles in 2020.
(6) The following Directors stepped down from their Board of Directors’ roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(7) Mr. Houle was appointed Senior Non-Executive Director in 2017.
(8) The following Directors were appointed their Board of Directors’ roles in 2019: Mr. Nasi and Mr. Simonelli.
(9) Ms. Scheiber was appointed to the Board of Directors in 2016 and stepped down in 2020.
(10) Ms. Tammenoms Bakker and Mr. Jacques Theurillat stepped down from their Board of Directors’ roles in 2021.

Board Report Remuneration Report 138

SHARE OWNERSHIP
Collectively, our Executive Directors and Non-Executive Directors own less than one percent of our outstanding common shares. Since 2019, the Company has established share ownership guidelines for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors as of December 31, 2021.

Directors(1)	Common Shares	Special Voting Shares
Alessandro Nasi	348,994	—
Scott Wine	200,000	—
Suzanne Heywood	129,389	—
Léo Houle	57,259	57,259
Vagn Sørensen	27,000	—
Howard W. Buffett	17,866	—
John Lanaway	17,286	—

(1) Ms. Bastioli and Ms. Tamsons were appointed on December 23, 2021 and did not own any CNHI shares as of December 31, 2021.

SHARE AWARDS
The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2021:
Table - Shares awarded or due to the Directors for the reported financial year

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expense(1)
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	Shares Awarded	Shares Forfeited	Shares Vested	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period(1)
							FMV at Grant (US$000s)		FMV at Vest (US$000s)				US$000s
WINE, Scott CEO	2021-2023 PSU(2)	01/01/21 - 12/31/23	01/04/21	02/28/24	01/04/26	—	2,269,000	—	—	2,269,000	2,269,000	2,269,000	—
						—	26,997	—	—	—	—	—	8,478
				04/30/22		—	756,000	—	—	756,000	756,000	756,000	—
	2021-2023 RSU(2)	01/04/21 - 04/30/24	01/04/21	04/30/23	01/04/26	—	—	—	—	—	—	—	—
				04/30/24		—	8,995	—	—	—	—	—	4,520
HEYWOOD, Suzanne Chairperson	2021-2023 PSU(2)	01/01/21 - 12/31/23	12/14/20	02/28/24	12/14/25	309,000	—	—	—	309,000	309,000	309,000	—
						—	—	—	—	—	—	—	996
				04/30/22		103,000	—	—	—	103,000	103,000	103,000	—
	2021-2023 RSU(2)	12/14/20 - 04/30/24	12/14/20	04/30/23	12/14/25	—	—	—	—	—	—	—	—
				04/30/24		—	—	—	—	—	—	—	526
					Total Shares:	412,000	3,025,000	—	—	3,437,000	3,437,000	3,437,000	—
					Total FMV ($000s)		35,992		—				14,520
Notes:
(1) The accounting valuation of share-based compensation expense is the value reported for equity awards in the Summary Remuneration table.
(2) The LTI plan begins with the 2021-2023 performance cycle and consists of a Company performance component, with potential vesting of PSUs, and an individual performance component, with potential vesting of RSUs. The PSUs vest at the end of the performance cycle and the RSUs vest in three equal annual installments over the performance cycle.

Board Report Remuneration Report 139

Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2021 was approximately $56.0 million, including $3.3 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives as of December 31, 2021.
Independence of Compensation Consultant
The Committee’s charter provides that the Committee has sole authority to engage the services of independent compensation external advisors. While the Committee did not engage independent compensation external advisors in 2021, the Committee was occasionally advised by representatives of Willis Towers Watson PLC, Freshfields Bruckhaus Deringer LLP, and Georgeson on executive compensation matters. The Committee found that the information provided by such advisors provided important perspectives about market practices for executive compensation, the levels and structure of the compensation program, and compensation governance. During 2021, the foregoing advisors performed services such as:
▪Provided regulatory education to the Committee
▪Provided benchmark on peer Company analysis and selection
▪Provided information and advice relating to executive compensation matters
During 2021 the Committee reviewed the factors influencing independence and determined that no conflict of interest exists with respect to Willis Towers Watson, Freshfields Bruckhaus Deringer and Georgeson.

Board Report Remuneration Report 140

Changes to 2022 Remuneration
The following table summarizes the Executive Directors’ current remuneration effective since January 2021. No changes are expected for 2022.

Remuneration Element	CEO	Chairperson
Annual Base Salary	$1,700,000	$500,000
	Positioned in the upper percentile of peer group, required to attract a high caliber CEO to lead the Company, effective upon hire date, January 4, 2021.	To align salary to a competitive level for comparable Executive Chair role in the market, effective January 1, 2021
Short-Term Variable	200% of base salary at target	No participation in annual bonus plan; no change
Long-Term Variable	$12,000,000 annual target (706% of base salary)	$1,500,000 annual target (300% of base salary)
	Will participate in the front-loaded 2021-2023 LTI plan, with 3x annual target award, split 75/25 PSUs/RSUs.	Target % of base salary did not change; target LTI value increases due to increase in base salary.

Post-Employment Benefits	▪Retirement savings benefits available to U.S.-based salaried employees	▪Added retirement savings benefits comparable to U.K. Salaried employees
	▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)	▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)
▪Severance in an amount equal to 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
▪Company provided retiree healthcare benefits
Other Benefits	▪U.S. benefits including company car, health, life, accident, and disability insurance, and tax assistance	▪Select U.K. executive benefits including life, accident and disability insurance
	▪Tax equalization for any non-U.S. sourced employment income	▪Limited personal usage of car service for security.
▪Limited personal usage of private aircraft service; taxable benefit will be the CEO’s tax responsibility
Sign-On Incentives	▪Cash sign-on for forfeited outstanding equity not covered in front-loaded LTI award, $7.578 million, vesting on first three anniversaries of hire date
▪No risk of forfeiture except for voluntary termination or termination by the Company for cause

	CEO		Chair
2022 Pay Element USD	Annualized at Target	Annualized at Maximum	Annualized at Target	Annualized at Maximum
Base Salary	$1,700,000	$1,700,000	$500,000	$500,000
2021 STI	$3,400,000	$6,800,000	N/A	N/A
2021 LTI	$12,000,000	$21,000,000	$1,500,000	$2,625,000
Total Direct:	$17,100,000	$29,500,000	$2,000,000	$3,125,000

Board Report Remuneration Report 141

Reconciliation of certain non-GAAP financial measures to the most comparable GAAP financial measure prepared in accordance with EU-IFRS
Reconciliation of Adjusted net income/(loss) in accordance with U.S. GAAP to Profit/(loss) in accordance with EU-IFRS

($ million)	2021	2020
Profit/(loss) in accordance with EU-IFRS	1,777	(695)
Adjustments to conform with U.S. GAAP(1):
Development costs	(3)	192
Nikola investment fair value adjustment	(138)	134
Other adjustments(2)	108	(64)
Tax impact on adjustments and other income tax differences	16	(5)
Total adjustments	(17)	257
Net income (loss) in accordance with U.S. GAAP	1,760	(438)
Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates:
Nikola investment fair value adjustment	138	(134)
Restructuring expenses	74	49
Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(119)	(119)
Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S.	(5)	—
Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	—	125
Goodwill impairment charge	—	585
Other assets impairment charges	—	255
Loss on repurchase of notes	8	—
Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	—	282
Spin-off costs	187	8
Gain from the sale of 30.1% interest in Naveco	(42)	—
Transaction costs for Raven Industries, Inc. acquisition	57	—
Monarch Tractor investment fair value adjustment	(12)	—
Impairment of certain assets held for sale	25	—
Total Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	311	1,051
Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates	(13)	24
Adjustments impacting Income tax benefit (expense):
Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(7)	(106)
Adjustment to valuation allowances against deferred tax assets	(161)	(82)
Other	(10)	(12)
Total Adjustments impacting Income tax benefit (expense)	(178)	(200)
Total Adjustments	120	875
Adjusted net income (loss) in accordance with U.S. GAAP	1,880	437
(1) Details about this item are provided in Note 34 “EU-IFRS to U.S. GAAP reconciliation” to the Consolidated financial statements.
(2) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.
Calculation of Adjusted diluted earnings (loss) per share in accordance with U.S. GAAP

		2021	2020
Adjusted Net income (loss) in accordance with U.S. GAAP attributable to the owners of the parent	$ million	1,843	379
Weighted average common shares outstanding in accordance with U.S. GAAP – diluted	million	1,361	1,352
Adjusted diluted earnings (loss) per common share in accordance with U.S. GAAP		$1.35	0.28

Board Report Remuneration Report 142

Reconciliation of Net Cash (Debt) of Industrial Activities in accordance with U.S. GAAP to Total (Debt) in accordance with EU-IFRS

($ million)	At December 31, 2021	At December 31, 2020
Total (Debt) in accordance with EU-IFRS	(24,255)	(26,618)
Less:
Total (Debt) of Financial Services in accordance with EU-IFRS(1)	(19,509)	(19,722)
Intersegment notes payable(1)	1,882	1,902
Total (Debt) of Industrial Activities in accordance with EU-IFRS	(6,628)	(8,798)
Adjustments to reconcile Total (Debt) of Industrial Activities in accordance with EU-IFRS to Net Cash (Debt) of Industrial Activities in accordance with EU-IFRS(1)	6,458	9,095
Net Cash (Debt) of Industrial Activities in accordance with EU-IFRS	(170)	297
Adjustments to reconcile Net Cash (Debt) of Industrial Activities in accordance with EU-IFRS to Net Cash (Debt) of Industrial Activities in accordance with U.S. GAAP:
Operating Leases	414	450
Derivatives fair value	22	7
Reversal of financial interest accruals	22	32
Total Adjustments	458	489
Net Cash (Debt) of Industrial Activities in accordance with U.S. GAAP	288	786
(1) Details about these items and adjustments are provided in the paragraph "Consolidated Debt" of section "Liquidity and capital resources" above.

Reconciliation of Free Cash Flow of Industrial Activities in accordance with U.S. GAAP to Net cash provided by (used in) Operating Activities in accordance with EU-IFRS

($ million)	2021	2020
Net cash provided by (used in) Operating Activities in accordance with EU-IFRS	3,313	3,478
Adjustments to reconcile Net cash provided by (used in) Operating Activities in accordance with EU-IFRS to Free Cash Flow of Industrial Activities in accordance with EU-IFRS(1)	(1,543)	(1,445)
Free Cash Flow of Industrial Activities in accordance with EU-IFRS	1,770	2,033
Adjustments to reconcile Free Cash Flow of Industrial Activities in accordance with EU-IFRS to Free Cash Flow of Industrial Activities in accordance with U.S. GAAP:
Depreciation and amortization	(596)	(586)
Changes in provisions and similar	(208)	(190)
Changes in working capital	115	102
Investments in property, plant and equipment and intangible assets	474	364
Other changes	196	203
Total Adjustments	(19)	(107)
Free Cash Flow of Industrial Activities in accordance with U.S. GAAP	1,751	1,926
(1) Details about these adjustments are provided in the paragraph "Consolidated Debt" of section "Liquidity and capital resources" above.

Board Report Remuneration Report 143

MAJOR SHAREHOLDERS
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of December 31, 2021 based on publicly available information and other sources available to the Company.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage owned (d)
EXOR N.V. (a)	366,927,900	27.1%
Harris Associates L.P. (b)	97,910,801	7.2%
BlackRock, Inc.(c)	61,624,450	4.5%
(a) In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.5%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021.
(b) Based on a Schedule 13G (Amendment No. 2) filed with the SEC on February 11, 2022, Harris Associates L.P.’s reported beneficial ownership in CNH Industrial at December 31, 2021 is 5.7% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021. Based on a filing made by Harris Associates L.P., with the public register of substantial holdings and gross short positions held by the AFM on 24 September 2021, Harris Associates reported having indirect (real) voting rights over 87,178,442 common shares.
(c)    Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on 9 June 2021, BlackRock, Inc reported holding (i) indirectly (real) 50,470,518 common shares with 61,624,450 voting rights and (ii) indirectly (potential) 334,854 common shares. BlackRock, Inc.’s beneficial ownership in CNH Industrial is 3.6%(*) calculated as the ratio of (i) the number of common shares owned by BlackRock, Inc. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021.
(*) The amount does not include potential holdings where BlackRock, Inc. has a contractual right to indirectly acquire common shares potentially enabling the increase of common share and voting rights.
(d) There were 1,356,077,000 common shares outstanding as of December 31, 2021. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2021 as the denominator.
As of December 31, 2021, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.5%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the Euronext Milan in euro. The special voting shares are not listed on the NYSE or the Euronext Milan not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
Our shares may be held in the following three ways:
▪If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;
▪Interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Interests in the common shares traded on the Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;
▪Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares are only tradable after they are de-registered from the loyalty voting program at which time the associated special voting shares are surrendered to the Company. There is no possibility to hold a special voting share without holding an associated common share.

Board Report Major Shareholders 144

SUBSEQUENT EVENTS AND OUTLOOK
SUBSEQUENT EVENTS
CNH Industrial has evaluated subsequent events through March 1, 2022, which is the date the financial statements were authorized for issuance, and identified the following:
▪Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A.
▪On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable.
▪On January 7, 2022 Fitch upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'.
▪On February 22, 2022, CNH Industrial N.V. held an Investors Day, presenting its Strategic Business Plan for the years 2022 to 2024, and announcing its formal commitment to Science-Based Target initiatives (SBTi) as a natural continuation of CNH Industrial’s sustained efforts on climate and the environment.
▪On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. The Rating Outlook is stable.
▪In order to optimize the capital structure of the Company and to meet the obligations arising from the Company's equity incentive plans, on March 1, 2022, CNH Industrial announced a share buy-back program (the "Program") up to €100 million, within the framework of the authorization granted by the Shareholders’ Meeting held on April 15, 2021, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting. The purchases will be carried out on the Italian Stock Exchange (Euronext Milan) and on multilateral trading facilities (MTFs), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan minus 10% (minimum price). The actual timing, number and value of common shares repurchased under the Program will depend on various factors, including market conditions, general business conditions, and compliance with applicable legal requirements. The Program does not oblige the Company to repurchase any common shares, and it may be suspended, discontinued, or modified upwards at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.
2022 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
The Company is providing the following 2022 outlook for its Industrial Activities:
▪Net sales(*) to grow 10% to 14% including currency translation effects
▪SG&A expenses lower or equal to 7.5% of net sales
▪Free Cash Flow in excess of $1 billion
▪R&D expenses and Capital expenditures up at around $1.4 billion from around $1.0 billion in 2021.

(*) Net sales reflecting the exchange rate of 1.20 EUR/USD.

Board Report Subsequent Events and Outlook 145

March 1, 2022

The Board of Directors

Suzanne Heywood
Scott W. Wine
Léo W. Houle
Catia Bastioli
Howard W. Buffett
John Lanaway
Alessandro Nasi
Vagn Sørensen
Åsa Tamsons

Board Report Subsequent Events and Outlook 146

CNH INDUSTRIAL CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2021

CNH Industrial Consolidated Financial Statements at December 31, 2021 147

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2021	2020(*)
Net revenues	(1)	19,474	14,696
Cost of sales	(2)	15,231	12,287
Selling, general and administrative costs	(3)	1,425	1,197
Research and development costs	(4)	677	634
Result from investments:	(5)	92	68
Share of the profit/(loss) of investees accounted for using the equity method		92	68
Restructuring costs	(6)	36	19
Goodwill impairment loss	(12)	—	576
Other income/(expenses)	(7)	(124)	(82)
Financial income/(expenses)	(8)	(151)	(161)
PROFIT/(LOSS) BEFORE TAXES		1,922	(192)
Income tax (expense) benefit	(9)	(236)	(78)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		1,686	(270)
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX		91	(425)
PROFIT/(LOSS) FOR THE PERIOD		1,777	(695)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		1,740	(750)
Non-controlling interests		37	55

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	1.28	(0.55)
Basic earnings/(loss) per common share from Continuing Operations	(11)	1.24	(0.21)
Basic earnings/(loss) per common share from Discontinued Operations	(11)	0.05	(0.34)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	1.28	(0.55)
Basic earnings/(loss) per common share from Continuing Operations	(11)	1.23	(0.21)
Basic earnings/(loss) per common share from Discontinued Operations	(11)	0.05	(0.34)
(*) The 2020 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the year ended December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 148

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2021	2020(*)
PROFIT/(LOSS) (A)		1,777	(695)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	134	(5)
Related tax effect	(21)	(23)	13
Items relating to Discontinued Operations, net of tax		(90)	127
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		21	135
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	24	16
Exchange gains/(losses) on translating foreign operations	(21)	271	(716)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(51)	1
Related tax effect	(21)	(9)	(3)
Items relating to Discontinued Operations, net of tax		(190)	101
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		45	(601)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		66	(466)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		1,843	(1,161)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		1,799	(1,219)
Non-controlling interests		44	58

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT:
Continuing Operations		2,024	(978)
Discontinued Operations		(225)	(241)
(*) The 2020 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the year ended December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 149

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At December 31, 2021	At December 31, 2020
ASSETS
Intangible assets	(12)	5,159	4,832
Property, plant and equipment	(13)	1,697	5,414
Investments and other non-current financial assets:	(14)	355	1,021
Investments accounted for using the equity method		298	569
Equity investments measured at fair value through other comprehensive income		—	392
Other investments and non-current financial assets		57	60
Leased assets	(15)	1,738	1,978
Defined benefit plan assets	(22)	19	25
Deferred tax assets	(9)	367	1,061
Total Non-current assets		9,335	14,331
Inventories	(16)	4,228	6,000
Trade receivables	(17)	192	503
Receivables from financing activities	(17)	15,443	18,529
Current tax receivables	(17)	63	160
Other current receivables and financial assets	(17)	747	1,041
Prepaid expenses and other assets		118	189
Derivative assets	(18)	184	160
Cash and cash equivalents	(19)	5,845	9,629
Total Current assets		26,820	36,211
Assets held for sale	(20)	490	14
Assets held for distribution (*)		14,477	—
TOTAL ASSETS		51,122	50,556

(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 150

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(CONTINUED)

($ million)	Note	At December 31, 2021	At December 31, 2020
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		8,393	6,651
Non-controlling interests		33	84
Total Equity	(21)	8,426	6,735
Provisions:		3,052	5,239
Employee benefits	(22)	939	1,864
Other provisions	(23)	2,113	3,375
Debt:	(24)	21,689	26,618
Asset-backed financing	(24)	8,875	11,923
Other debt	(24)	12,814	14,695
Derivative liabilities	(18)	182	139
Trade payables	(25)	3,531	6,355
Tax liabilities	(9)	325	186
Deferred tax liabilities	(9)	212	203
Other current liabilities	(26)	1,721	5,081
Liabilities held for sale	(20)	125	—
Liabilities held for distribution (*)		11,859	—
Total Liabilities		42,696	43,821
TOTAL EQUITY AND LIABILITIES		51,122	50,556
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 151

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2021	2020(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(19)	9,629	5,773
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) from Continuing Operations		1,686	(270)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		539	556
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		—	6
Investments		—	—
Loss on repurchase/early redemption of notes	(33)	8	—
Goodwill impairment loss	(13)	—	576
Other non-cash items	(33)	19	372
Dividends received		61	32
Change in provisions	(33)	285	80
Change in deferred income taxes		(281)	(108)
Change in items due to buy-back commitments	(33)	—	—
Change in operating lease items	(33)	159	68
Change in working capital	(33)	199	1,529
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		2,675	2,841
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS		638	637
TOTAL		3,313	3,478
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(521)	(390)
Consolidated subsidiaries, net of cash acquired		(2,177)	(8)
Other investments		(21)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		11	—
Net change in receivables from financing activities	(33)	(842)	401
Change in other current financial assets		8	(9)
Other changes		(459)	(535)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		(4,001)	(541)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS		(121)	(33)
TOTAL		(4,122)	(574)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,022	2,028
Repayment of bonds		(1,700)	(600)
Issuance of other medium-term borrowings (net of repayment)		(29)	289
Net change in other financial payables and derivative assets/liabilities	(33)	(552)	(707)
Dividends paid		(188)	(8)
Purchase of treasury shares		—	—
Purchase of ownership interests in subsidiaries		—	—
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		(1,447)	1,002
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS		(104)	(465)
TOTAL		(1,551)	537

CNH Industrial Consolidated Financial Statements at December 31, 2021 152

Translation exchange differences		(407)	415
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(2,767)	3,856
Less: Cash and cash equivalent at the end of year – included within Assets held for distribution at the end of the period		(1,017)	—
F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(19)	5,845	9,629
(*) The 2020 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the year ended December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 153

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863
Dividends distributed	—	—	—	—	—	—	—	—	—	(8)	(8)
Common shares issued from treasury stock and capital increase for share-based compensation	—	45	(47)	—	—	—	—	—	—	—	(2)
Share-based compensation expense	—	—	38	—	—	—	—	—	—	—	38
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—	—	—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(750)	28	(653)	(3)	138	21	58	(1,161)
Other changes(1)	—	—	(6)	26	—	—	—	—	—	(6)	14
AT DECEMBER 31, 2020	25	(109)	3,220	6,211	(21)	(2,126)	(527)	133	(155)	84	6,735
Dividends distributed	—	—	—	(180)	—	—	—	—	—	(98)	(278)
Common shares issued from treasury stock and capital increase for share-based compensation	—	25	(25)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	99	—	—	—	—	—	—	—	99
Total comprehensive income/(loss) for the period	—	—	—	1,740	19	119	156	(136)	(99)	44	1,843
Other changes(1)	—	—	—	24	—	—	—	—	—	3	27
AT DECEMBER 31, 2021	25	(84)	3,294	7,795	(2)	(2,007)	(371)	(3)	(254)	33	8,426
(1)     Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

CNH Industrial Consolidated Financial Statements at December 31, 2021 154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Until December 31, 2021, CNH Industrial was a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 28 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
Until December 31, 2021, before the Demerger described below, CNH Industrial had five reportable segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services. CNH Industrial's worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Following the Demerger, effective January 1, 2022, CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These Consolidated Financial Statements together with the notes thereto of CNH Industrial at December 31, 2021 were authorized for issuance by the Board of Directors on March 1, 2022 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment, negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility, and its strong liquidity position.
These Consolidated Financial Statements are prepared using the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.

Iveco Group Business Spin-off and Discontinued Operations
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the "Demerger"), effective January 1, 2022.
The principal phases leading up to completion of the Demerger were as follows:
▪On September 3, 2019, CNH Industrial announced at its Capital Markets Day event the intended Demerger.
▪On December 23, 2021, an Extraordinary General Meeting of CNH Industrial shareholders was held to approve the Demerger of Iveco Group Business.

CNH Industrial Consolidated Financial Statements at December 31, 2021 155

▪On December 27, 2021, Borsa Italiana has admitted Iveco Group N.V. common shares to listing on Euronext Milan.
▪Following receipt of the above authorizations, the deed of Demerger was executed on December 31, 2021, with effectiveness of the Demerger on January 1, 2022.
▪On January 3, 2022 (the “First Trading Date”) Iveco Group common shares began trading on the regulated market Euronext Milan, under the ticker symbol ‘IVG’. As a result of the Demerger, each holder of CNH Industrial common shares (and special voting shares as the case may be) received one Iveco Group share for every five CNH Industrial common shares (or special voting share as the case may be) held at close of business on the record date for allocation (January 4, 2022). Since January 3, 2022, CNH Industrial N.V. and Iveco Group N.V. have been quoted separately on the regulated markets and operate as independent listed companies, each with its own management and Board of Directors.
As the transaction took effect on January 1, 2022, the consolidated financial statements for the year ended December 31, 2021 relate to CNH Industrial Pre-Demerger. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, as the Demerger became highly probable in December, the Iveco Group Business is classified and presented as Discontinued Operations in these consolidated financial statements. That presentation has resulted in the following:
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item "Profit/(Loss) from Discontinued Operations, net of tax" within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business (as Discontinued Operations) are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
For additional detail of items presented under Discontinued Operations in the Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section "Scope of Consolidation - Discontinued Operations - Iveco Group Business".
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial and Iveco Group, the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.

COVID-19 effects, actions, and use of accounting estimates and management’s assumptions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results and cash flow.
Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
The Company remains cautious about future impacts on CNH Industrial's end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows.
The main impacts of the pandemic on significant accounting matters are disclosed below.
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities, as further described in the following paragraph "Use of estimates".
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

CNH Industrial Consolidated Financial Statements at December 31, 2021 156

These Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 pandemic were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. For a detailed description of this information see the “Risk management and Control System” section of the Board Report, Note 17 “Current receivables and Other current financial assets” and Note 30 “Information on financial risks”.

Climate related matters
CNH Industrial has an established risk management process that includes the assessment and monitoring of climate-related risk. These assessments are used by the Company to identify not only risk exposure, but also opportunities, on which the Company’s climate change strategy is based. The identification of these climate-related risks and opportunities, along with the analysis of sustainability macrotrends, led to the definition of a decarbonization strategy, which in turn has been incorporated within, and regularly influences, the Company’s Strategic Business Plan. To further address the potential impacts of climate change, CNH Industrial has implemented relevant projects and a number of other specific climate-related topics and has defined long-term strategic targets (e.g., CO2 emissions reduction in manufacturing plants, reduction of CO2 emissions in logistics processes, share of product portfolio available with natural gas powertrains).
There has been increasing interest in how climate change will impact the Group’s business. With reference to the climate related matters, a critical review was undertaken, and a focused analysis performed to identify, and consequently manage, the principal risks and uncertainties to which the Group is exposed. The most significant area of effort will be the management of water scarcity and waste and the reducing energy and GHG emissions in the supply chain area. CNH Industrial recognizes the importance of climate change risk and promotes a responsible use of resources and a reduction of the environmental impact of production to mitigate climate change. In this context, CNH Industrial Group has adopted an environmental policy that applies to all company locations and divisions and has set up a structure dedicated to control environmental pollution, waste, and water disposal as well as emission reduction.
In particular, considering the financial statements information are presented through historical values which, by their nature, do not fully capture future events, all significant assumptions and estimates underlying the preparation of the following items were subject to an analysis in order to identify and address the new uncertainties related to climate changes which could affect the business: going concern, inventory management, property, plant and equipment, goodwill, brands, intangible assets with a finite life, tax reliefs, revenue recognition, provisions and onerous contracts. The analysis conducted were based on the Group strategy outlined in the context of the global supply chain environmental targets and did not highlight any critical situations that cannot be attributable to and addressed in the ordinary course of the business.

Global Supply Chain Disruptions
On October 13, 2021, CNH Industrial announced the temporary closure of several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors. The global supply chain still shows increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Global supply chain represented the main challenge for the operations in the year, with multiple bottlenecks resulting in increased raw material prices, intermittent subcomponent availability, notably for semiconductors, and increased transportation costs.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within

CNH Industrial Consolidated Financial Statements at December 31, 2021 157

the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.
The statement of cash flows is presented using the indirect method.
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
▪the contractual arrangement with the other vote holders of the investee;
▪rights arising from other contractual arrangements;
▪the Group’s voting rights and potential voting rights.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.
Changes in the Group's ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.
If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).
Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.
Joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.
Associates
Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
Investments in other companies
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value are measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent

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changes in the investment’s fair value in other comprehensive income upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation
All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.
Foreign currency transactions
Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.
Consolidation of foreign entities
All assets and liabilities of subsidiaries with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.
The Group applies IAS 29 - Financial reporting in hyperinflationary economies for its subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. According to this standard, non-monetary assets and liabilities not yet translated into U.S. dollar at the reporting date are redetermined using a general price index. The financial statements of these subsidiaries are then translated at the closing spot rate.
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2021	At December 31, 2021	Average 2020	At December 31, 2020
Euro	0.845	0.883	0.876	0.815
Pound sterling	0.727	0.742	0.779	0.733
Swiss franc	0.914	0.912	0.937	0.880
Polish zloty	3.860	4.059	3.890	3.716
Brazilian real	5.392	5.571	5.160	5.194
Canadian dollar	1.254	1.271	1.340	1.274
Argentine peso(1)	102.630	102.630	83.973	83.973
Turkish lira	8.888	13.450	7.052	7.427
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.
Business combinations
Business combinations are accounted for by applying the acquisition method. Under this method:
▪the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;
▪at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the

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acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

▪goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;
▪non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree's identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;
▪any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.
When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.
Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.
Fair value measurement
Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 18, Note 31 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.
In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:
▪Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;
▪Level 3 — inputs that are not based on observable market data.

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Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably, and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and buses	4-8
Agricultural and construction equipment	5
Engines	8-10
All other development costs are expensed as incurred.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.
Other intangible assets
Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.
Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.
Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.
Property, plant and equipment
Cost
Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment.
Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.
Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph "Revenue recognition" if the buy-back commitment originates from Commercial and Specialty Vehicles.
Depreciation
Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates
Buildings	2.5% - 10%
Plant, machinery and equipment	4% - 20%
Other assets	10% - 33%
Land is not depreciated.

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Lease accounting policy
Lessee accounting
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For real estate leases, this assessment is based on an analysis by management of all relevant facts and circumstances including the leased asset’s purpose, the economic and practical potential for replacing and any plans that the Group has in place for the future use of the asset. The Group combines lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, CNH Industrial recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), CNH Industrial recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.
At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the specific interest rate curve based on the relevant currency and term, as well as specific factors contributing to CNH Industrial’s credit spread. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, CNH Industrial depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.
Before the adoption of IFRS 16, where CNH Industrial entered as lessee in a lease contract classified as finance, assuming substantially all the risks and rewards of ownership, assets held under finance lease were recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments and depreciated. The corresponding liability to the lessor was included in the financial statement as a debt. Where CNH Industrial entered as lessee in a lease contract classified as operating, the lessor retained substantially all the risks and rewards of ownership of the asset. Operating lease expenditures were expensed on a straight-line basis over the lease terms.
Lessor accounting
Lease contracts where CNH Industrial acts as a lessor, can be classified as either an operating lease or finance lease. Leases where a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are classified as a finance leases.
Where CNH Industrial is the lessor in a finance lease, the future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as repayment of the principal, and financial income remunerating the initial investment and the services provided.
Where CNH Industrial is the lessor in an operating lease, income from operating leases is recognized over the term of the lease on a straight-line basis. Leased assets include vehicles leased to retail customers by the Group's leasing companies. They are stated at cost and depreciated at annual rates of between 20% and 33%.
When leased assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

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Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.
All other borrowing costs are expensed when incurred.
Impairment of assets
The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.
If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.
Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.
Financial instruments
Presentation
Financial instruments held by the Group are presented and measured in the financial statements as described in the following paragraphs.
Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (securities, and other non-current financial receivables).
Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.
Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and derivative liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other liabilities.
Measurement
Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.
In accordance with IFRS 9 - Financial Instruments, financial assets are classified as measured at either amortized cost ("AC"), fair value through other comprehensive income ("FVTOCI") or fair value through profit or loss ("FVTPL"), depending on the business model for managing such financial assets and the asset’s contractual cash flow characteristics. Financial liabilities are classified as measured at amortized cost using the effective interest method.
Financial assets and current securities acquired through a regular way purchase are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs. Subsequent measurement depends on the business model for managing the asset and the cash flow characteristics of the asset.
Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost using the effective interest method. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.
Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represents solely payments of principal and interests, are measured at fair value through other comprehensive income. Gains and losses on assets measured at fair value through other comprehensive income are recognized

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directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss; when the asset is impaired, impairment losses are recognized to profit or loss. Interest income from these financial assets is included in financial income.
As a result of the Group's business model, trade receivables and receivables from financing activities are subsequently measured at amortized cost.
Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period. The recognition of an impairment is based on expected credit losses.
Cash and cash equivalents include cash at banks, units in liquidity funds, other money market securities and other cash equivalents. Cash and cash equivalents are subject to an insignificant risk of changes in value. Money market securities consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVTPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Derivatives financial assets and liabilities are measured either at fair value through other comprehensive income (when in an hedging relationship) or at fair value through profit or loss.
Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
Derivative financial instruments
Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging ratio in the hedging relationship reflects the actual quantity of the hedging instruments and the hedged item. Further details on qualifying criteria are included in Note 18 “Derivative assets and derivative liabilities” and Note 30 “Information on financial risks”.
When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:
▪Fair value hedges – where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.
▪Cash flow hedges – where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income in the cash flow hedge reserve. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.
Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the assets are no longer held or if it transfers the financial activities, as follows:
▪if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

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▪if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;
▪if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:
▪if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;
▪if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.
Inventories
Inventories of raw materials, semi-finished products and finished goods (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
Assets and liabilities held for sale
Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, with the sale expected to be completed within one year from the date of classification, and the non-current asset (or the disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group). When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.
Employee benefits
Pension plans
The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.
The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.
Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.
Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

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Post-employment plans other than pensions
The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
Defined contribution plans
Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.
Share-based compensation plans
The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.
Provisions
The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.
Changes in estimates are reflected in profit or loss in the period in which the change occurs.
Treasury shares
Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.
Revenue recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.
The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of

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sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial and Specialty Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and

CNH Industrial Consolidated Financial Statements at December 31, 2021 167

recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.
Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.
Cost of sales
Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.
Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.
Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.
Research and development costs
This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.
Government grants
Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.
Income taxes
Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income. Provisions for income taxes arising on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent it is probable future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rates of the relevant tax jurisdictions that

CNH Industrial Consolidated Financial Statements at December 31, 2021 168

are expected to apply to taxable income during the period or periods in which the temporary differences reverse. The Group recognizes tax liabilities for uncertain tax treatments when tax risks arising from positions taken by the Group are considered probable, assuming the tax authorities have full knowledge of all relevant information when making their examination. In doing so, the Group evaluates whether to consider each uncertain tax treatment separately or jointly consider multiple uncertain tax treatments, using the approach that better predicts the resolution of the uncertainty. The liabilities recognized correspond to the amounts expected to be paid. Other taxes not based on taxable profits, such as property taxes and taxes on capital, are included in operating expenses.

Dividends
Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).
Earnings per share
Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.
Use of estimates
These Consolidated Financial Statements have been prepared in accordance with EU-IFRS which requires CNH Industrial to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, historical experience and other relevant factors. Actual results may differ from the estimates.
Particularly in light of the current economic uncertainty, developments may occur which may differ from CNH Industrial's estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted.
The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.
Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the critical judgments and the key assumptions concerning the future that CNH Industrial has made in the process of applying its accounting policies and that may have the most significant effect on the amounts recognized in its Consolidated Financial Statements or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Allowance for doubtful accounts
The allowance for doubtful accounts for trade receivables and contract assets reflects CNH Industrial’s estimate of expected lifetime credit losses, and it is measured at an amount equal to the present value of the cash shortfalls over the expected life of the financial asset.
The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected credit losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and at fair value through other comprehensive income, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:
▪12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
▪lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

CNH Industrial Consolidated Financial Statements at December 31, 2021 169

Refer to Note 17 “Current receivables and Other current financial assets” for additional details on the calculation of allowance for credit losses.

Allowance for obsolete and slow-moving inventory
The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.
Recoverability of non-current assets (including goodwill)
Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other non-current financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.
The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.
In the second quarter of 2020, CNH Industrial performed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million, representing the total impairment of Construction goodwill. Goodwill impairment test is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 12.
In view of the present economic and financial situation, the Group made the following considerations in respect of its future prospects:
▪when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis;
▪should the assumptions underlying the forecast deteriorate further, the following is noted: the Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector is one of the markets which could be most affected by a potential crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.
Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment
CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.

CNH Industrial Consolidated Financial Statements at December 31, 2021 170

Sales allowances
CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
Product warranties
CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.
Pension and other post-employment benefits
Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.
Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.
The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.
Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Recognition of deferred tax assets
At December 31, 2021, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $538 million, of which $383 million are not recognized in the financial statements. The corresponding totals at December 31, 2020 were $1,699 million and $841 million. Management has recognized deferred tax assets it believes are probable to be realized. In determining the amount of deferred tax assets probable to be realized management has considered figures from budgets and plans consistent with those used for other purposes within CNH Industrial, for example impairment testing, as discussed in the paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes the amount of recognized deferred tax assets is appropriate, despite the risk of actual future results potentially being less than results included in these forecasts, considering many of the recognized net deferred tax assets relate to temporary differences and tax losses which, to a significant extent, may be recovered over an extended time period, but do not expire based on currently enacted tax law. As in all financial reporting periods, CNH Industrial assessed the realizability of its various deferred tax assets, which related to multiple tax jurisdictions in all regions of the world. During 2021, CNH Industrial recognized substantially all the deferred tax assets related to the agricultural and construction equipment operations in Brazil, resulting in a $142 million non-cash tax benefit, as those operations had consistently returned to sustained profitability in recent years, with that trend anticipated to continue for the foreseeable future. Also during 2021, multiple of CNH Industrial’s primary European jurisdictions returned to pre-tax profitability, which represented a substantial improvement in results as compared to 2020. Accordingly, Management concluded it was appropriate to continue recognizing the deferred tax assets related to those jurisdictions.

Contingent liabilities
CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which

CNH Industrial Consolidated Financial Statements at December 31, 2021 171

are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.
New standards and amendments effective from January 1, 2021
On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. These amendments had no impact on these Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.
Furthermore, at the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the amendments and improvements, reported below.
The Group is currently evaluating the impact of the adoption of these amendments and improvements on its Consolidated Financial Statements or disclosures:
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.
▪On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

CNH Industrial Consolidated Financial Statements at December 31, 2021 172

SCOPE OF CONSOLIDATION
The Consolidated Financial Statements of the Group as of December 31, 2021 include CNH Industrial N.V. and 202 consolidated subsidiaries over which CNH Industrial N.V., directly or indirectly, has control. A total of 173 subsidiaries were consolidated at December 31, 2020.
Excluded from consolidation are 13 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 13 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

Discontinued Operations - Iveco Group Business
This section provides details of the contents of the items relating to Discontinued Operations as reported in the Consolidated Income Statement, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows.
From a methodological standpoint it should be noted that with reference to the presentation required by IFRS 5, Discontinued Operations are included in the scope of consolidation of CNH Industrial Group at December 31, 2021 and accordingly the total balances relating to the whole Group have been determined by making the appropriate eliminations of transactions and balances between Continuing Operations and Discontinued Operations.
More specifically, the approach was as follows:
▪in order to present the financial effects of a Discontinued Operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the demerger. Eliminations from transactions between Continuing and Discontinued Operations are allocated in full to Discontinued Operations. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statements. The amounts of income statement items included in Discontinued Operations is detailed in the following paragraph.
▪intercompany transactions between Continuing and Discontinued Operations have been eliminated in the consolidated statement of financial position. The net balance between Assets held for distribution and Liabilities held for distribution represents the net equity of the Discontinued Operations. This amount corresponds to the reduction in the total equity of CNH Industrial due to the Demerger that occurred on January 1, 2022.
▪all cash flows from Discontinued Operations are reported in the appropriate items for operating activities, investing activities and financing activities in the Statement of Cash Flows. The cash flows represent those arising from transactions with third parties.

CNH Industrial Consolidated Financial Statements at December 31, 2021 173

Assets and liabilities held for distribution
Assets and liabilities classified as Discontinued Operations at December 31, 2021 may be analysed as follows:

($ million)	At December 31, 2021
ASSETS HELD FOR DISTRIBUTION
Intangible assets	1,488
Property, plant and equipment	3,460
Investments and other non-current financial assets	660
Leased assets	65
Defined benefit plan assets	17
Deferred tax assets	731
Inventories	3,003
Trade receivables	165
Receivables from financing activities	3,296
Other receivables and assets	568
Cash and cash equivalents	1,017
Assets held for sale	7
TOTAL ASSETS HELD FOR DISTRIBUTION	14,477

LIABILITIES HELD FOR DISTRIBUTION
Provisions	2,187
Debt	2,566
Trade payables	3,364
Deferred tax liabilities	12
Other payables and liabilities	3,730
TOTAL LIABILITIES HELD FOR DISTRIBUTION	11,859

Profit (Loss) from Discontinued Operations, net of tax
Details of income statement items included in Discontinued Operations, after the eliminations, for the years ended December 31, 2021 and 2020 are as follows:

($ million)	2021	2020
Net revenues	14,007	11,288
Cost of sales	11,914	10,204
Selling, general and administrative costs	975	805
Research and development costs	569	498
Result from investments:	31	(49)
Share of the profit/(loss) of investees accounted for using the equity method	31	(49)
Gains/(losses) on the disposal of investments	10	—
Restructuring costs	42	37
Other income/(expenses)	(199)	(125)
Financial income/(expenses)	(136)	(128)
PROFIT/(LOSS) BEFORE TAXES	213	(558)
Income tax (expense) benefit	(122)	133
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	91	(425)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	63	(466)
Non-controlling interests	28	41

CNH Industrial Consolidated Financial Statements at December 31, 2021 174

Cash Flows from Discontinued Operations
Details of cash flows from Discontinued Operations are as follows:

($ million)	2021	2020
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	91	(425)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	670	662
(Gains)/losses on disposal of property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments) and other non-cash items	1	109
Dividends received	20	1
Change in provisions	149	122
Change in deferred income taxes	51	(182)
Change in items due to buy-back commitments	58	169
Change in operating lease items	3	(34)
Change in working capital	(405)	215
TOTAL	638	637
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(668)	(458)
Consolidated subsidiaries, net of cash acquired	(54)	(153)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	23	3
Net change in receivables from financing activities	(140)	246
Change in other current financial assets	32	(32)
Other changes	686	361
TOTAL	(121)	(33)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in other financial payables and derivative assets/liabilities	(104)	(456)
Purchase of ownership interests in subsidiaries	—	(9)
TOTAL	(104)	(465)

BUSINESS COMBINATIONS
Acquisition of Raven Industries
On November 30, 2021, CNH Industrial completed its previously announced acquisition of Raven Industries, Inc. ("Raven"), a U.S.-based leader in precision agriculture technology. CNH Industrial acquired 100% of the capital stock of Raven for $58 per share funded with available cash on hand. Cash consideration paid to Raven shareholders and Raven equity award holders totaled $2.1 billion.
Raven, based in Sioux Falls, South Dakota, included three business divisions: Applied Technology, Engineered Films and Aerostar. The Applied Technologies division offers precision agricultural technologies in the areas of applications controls, guidance and steering, field computers, boom controls, cloud services and logistics, and injection support. The acquisition enhances CNH Industrial's precision farming portfolio and aligns with the Company's digital transformation strategy.
The acquisition of Raven has been accounted for as a business combination using the acquisition method of accounting, in accordance with IFRS 3 - Business Combinations.
The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The valuation of assets acquired and liabilities assumed was preliminary as of December 31, 2021 and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3. As a result, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date, including $1.3 billion and $0.5 billion in preliminary goodwill and intangible assets. The preliminary assessment will be updated as revised information becomes available, including the development and review of the necessary valuations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 175

Applied Technology is included in the Company’s Agriculture segment.
The Company is committed to a plan to sell the Engineered Films and Aerostar business divisions and has classified them as held for sale as of December 31, 2021. For additional detail of items presented under Assets held for sale and Liabilities held for sale as of December 31, 2021, see Note 20 "Assets and Liabilities held for sale".
The impact was not material to the 2021 Consolidated Income Statement.
Acquisition of Sampierana
On December 30, 2021, CNH Industrial completed its previously announced purchase of 90% capital stock of Sampierana S.p.A ("Sampierana").
The acquisition of the remaining 10% of the capital stock in Sampierana will occur over the next four years through predetermined mechanisms. Sampierana is an Italian company specializing in the development, manufacture and commercialization of earthmoving machines, undercarriages and spare parts.
The acquisition of Sampierana has been accounted for as a business combination using the acquisition method of accounting, in accordance with IFRS 3 - Business Combinations.
The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The valuation of assets acquired and liabilities assumed was preliminary as of December 31, 2021 and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3. As a result, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date, including approximately $51 million in preliminary goodwill. The preliminary assessment will be updated as revised information becomes available, including the development and review of the necessary valuations.
Sampierana is included in the Company's Construction segment.
The impact was not material to the 2021 Consolidated Income Statement.
There were no significant business combinations in 2020.

CNH Industrial Consolidated Financial Statements at December 31, 2021 176

COMPOSITION AND PRINCIPAL CHANGES
Unless otherwise indicated, the information on the income statement in the following notes relates to Continuing Operations.
1.    Net revenues
The following table summarizes Net revenues for the years ended December 31, 2021 and 2020:

($ million)	2021	2020
Agriculture	14,754	10,916
Construction	3,081	2,170
Eliminations and Other	—	(11)
Total Industrial Activities	17,835	13,075
Financial Services	1,664	1,644
Eliminations and Other	(25)	(23)
Total Net revenues	19,474	14,696
The following table disaggregates Net revenues by major source for the years ended December 31, 2021 and 2020:

($ million)	2021	2020
Revenues from:
Sales of goods	17,816	13,059
Rendering of services	19	16
Revenues from sales of goods and services	17,835	13,075
Finance and interest income	856	891
Rents and other income on operating lease	783	730
Total Net revenues	19,474	14,696
During the years ended December 31, 2021 and 2020, revenues included $1 million and nil, respectively, relating to the reversal of contract liabilities outstanding at the beginning of each period. Refer to Note 26 "Other current liabilities" for additional details on contract liabilities.
As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts was approximately $15 million (nil as of December 31, 2020). As of December 31, 2021 CNH Industrial expects to recognize revenue on approximately 30% and 89% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
2.    Cost of sales
Cost of sales amounted to $15,231 million in 2021 and to $12,287 million in 2020.
3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $1,425 million in 2021, compared to $1,197 million recorded in 2020, as costs returned to more normal levels from the pandemic-affected low levels experienced last year.

CNH Industrial Consolidated Financial Statements at December 31, 2021 177

4.    Research and development costs
In 2021, Research and development costs of $677 million ($634 million in 2020) comprise all the research and development costs not recognized as assets in the year, amounting to $492 million ($340 million in 2020) and the amortization of capitalized development costs of $185 million ($201 million in 2020). In 2020, Research and development costs also included an impairment of capitalized development costs of $93 million in 2020 (nil in 2021). During 2021, the Group capitalized new development costs of $154 million ($162 million in 2020).
5.    Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In 2021 and 2020, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $92 million and $68 million, respectively. In 2021, Result from investments also included the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method.
6.    Restructuring costs
CNH Industrial incurred restructuring costs of $36 million and $19 million in 2021 and 2020, respectively.
7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other expenses were $124 million in 2021 and $82 million in 2020. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In 2021, this item also included a pre-tax gain of $95 million related to a healthcare plan amendment in the U.S. occurred in the fourth quarter of 2021, $133 million separation costs in connection with the demerger of the Iveco Group Business, $57 million for the transaction costs related to the acquisition of Raven Industries, Inc., a gain of $12 million ($9 million after-tax) for a fair value adjustment of Monarch Tractor investment.
8.    Financial income/(expenses)
The item “Financial income/(expenses)” is detailed as follows:

($ million)	2021	2020
Financial income (a)	47	59
Interest and other financial expenses (b)	180	158
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	128	(44)
Exchange rate differences from derivative financial instruments	(146)	(18)
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences (c)	(18)	(62)

Net financial income/(expenses) excluding Financial Services (a) - (b) + (c)	(151)	(161)

CNH Industrial Consolidated Financial Statements at December 31, 2021 178

Interest earned and other financial income may be analyzed as follows:

($ million)	2021	2020
Interest income from banks	14	15
Interest and financial income from financial assets at amortized cost	6	8
Other interest income and financial income	27	36
Total Interest earned and other financial income	47	59
Interest cost and other financial expenses may be analyzed as follows:

($ million)	2021	2020
Interest expenses on bonds	(145)	(139)
Bank interest expenses	(3)	(8)
Interest expenses related to lease liabilities	(6)	(7)
Commission expenses	(2)	(3)
Other interest cost and other financial expenses	(24)	(1)
Total Interest cost and other financial expenses	(180)	(158)
In the year ended December 31, 2021, net financial expenses (excluding those of Financial Services) included $8 million related to repurchase of notes, as further described in Note 24 "Debt".
Capitalized borrowing costs amounted to $5 million and $8 million in 2021 and 2020, respectively.
Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing and factoring cost.
9.    Income tax (expense) benefit
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. CNH Industrial's income tax expense (including Continuing and Discontinued Operations) for the year ended December 31, 2021 was $358 million and consists almost entirely of income taxes related to subsidiaries of CNH Industrial N.V.
Income taxes for the years ended December 31, 2021 and 2020 consisted of the following:

			2021			2020
($ million)	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger	Continuing Operations	Discontinued Operations	CNHI Pre-Demerger
Current taxes	(523)	(96)	(619)	(168)	(70)	(238)
Deferred taxes	269	(25)	244	56	216	272
Taxes relating to prior periods	18	(1)	17	34	(13)	21
Total Income tax (expense) benefit	(236)	(122)	(358)	(78)	133	55
CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented based on the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in 2021 and 2020. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2021 and 2020 is as follows:

($ million)	2021	2020
Theoretical Income tax (expense) benefit at the parent statutory rate	(406)	142
Foreign income taxed at different rates	(118)	5
Deferred tax assets not recognized and write-down	(18)	(96)
Italian IRAP taxes	(17)	(11)
Taxes relating to prior years	17	21
Recognition or use of previously unrecognized deferred tax assets	161	66
Change in tax rate or law	6	(3)
Goodwill impairment charge	—	(110)
Other	17	41
Total Income tax (expense) benefit	(358)	55

CNH Industrial Consolidated Financial Statements at December 31, 2021 179

CNH Industrial’s effective tax rates (including both Continuing and Discontinued Operations) for 2021 and 2020 were 16.8% and 7.3%, respectively. The current period effective tax rate was positively impacted by $142 million related to recognizing deferred tax assets associated with the Company’s agricultural and construction equipment operations in Brazil, pre-tax earnings in other jurisdictions which allowed previously unrecognized deferred tax assets to be realized, and the impact of additional tax credit and incentive benefits. These positive impacts were partly offset by the negative impacts of the non-deductible expenses associated with the Demerger and the acquisition of Raven Industries, Inc. The 2020 effective tax rate reflected the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment charge related to the Company's Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions.
At December 31, 2021, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $9 billion ($7 billion at December 31, 2020) for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. CNH Industrial has determined the amount of unrecognized deferred tax liability relating to the $9 billion undistributed earnings is approximately $264 million and related to withholding taxes and incremental local country income taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less and recorded $11 million of deferred tax liabilities as of December 31, 2021. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes.
CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated legal entities, where these may be offset. The components of net deferred tax assets at December 31, 2021 and 2020 are as follows:

($ million)	At December 31, 2020	Recognized in income statement	Charged to equity	Translation differences and other changes	Transfer to Assets/Liabilities held for distribution	At December 31, 2021
Deferred tax assets arising from:
Taxed provisions	859	121	1	(20)	(399)	562
Inventories	250	(62)	—	(57)	(101)	30
Taxed allowances for doubtful accounts	134	1	—	(8)	(60)	67
Provision for employee benefits	264	(11)	(21)	(30)	(61)	141
Write-downs of financial assets	(1)	(1)	(1)	3	(1)	(1)
Measurement of derivative financial instruments	13	7	(14)	(9)	(8)	(11)
Other	498	158	(6)	8	(283)	375
Total	2,017	213	(41)	(113)	(913)	1,163

Deferred tax liabilities arising from:
Accelerated depreciation	(560)	23	—	(13)	58	(492)
Inventories	(126)	(23)	—	41	6	(102)
Intangible assets	(2)	(6)	—	(110)	(1)	(119)
Provision from employee benefits	(1)	(4)	2	5	(1)	1
Capitalization of development costs	(305)	22	—	43	52	(188)
Other	(101)	(24)	—	(73)	91	(107)
Total	(1,095)	(12)	2	(107)	205	(1,007)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	777	(55)	—	(70)	(270)	382
Adjustments for assets whose recoverability is not probable	(841)	98	1	100	259	(383)
Total net deferred tax assets	858	244	(38)	(190)	(719)	155

($ million)	At December 31, 2021	At December 31, 2020
Deferred tax assets	367	1,061
Deferred tax liabilities	(212)	(203)
Net deferred tax assets	155	858

CNH Industrial Consolidated Financial Statements at December 31, 2021 180

The decrease of $703 million in net deferred tax assets is mainly due to the net increase recognized in the income statement of $244 million, which was largely driven by the recognition of certain deferred tax assets in Brazil, being more than offset by the transfer to Assets/Liabilities held for distribution of $719 million.
The decision to recognize deferred tax assets is made for each legal entity in the Group by critically assessing whether the conditions exist for the future realization of such assets on the basis of actual results, as well as updated strategic plans and accompanying tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $1,163 million at December 31, 2021 and of $2,017 million at December 31, 2020, and tax loss carryforwards and tax credits of $382 million at December 31, 2021 and of $777 million at December 31, 2020, were reduced by $383 million at December 31, 2021 and by $841 million at December 31, 2020.
Net deferred tax assets include $149 million at December 31, 2021 ($287 million at December 31, 2020) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2021, a further tax benefit of $233 million ($490 million at December 31, 2020) arising from tax loss carryforwards and tax credits has not been recognized.
Tax liabilities primarily include uncertain income tax amounts of $127 million and other tax payables.
The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2021, together with the amounts for which deferred tax assets have not been recognized, analyzed by estimated year of reversal or expiry, are as follows:

		Estimated year of reversal or expiry
($ million)	Total at December 31, 2021	2022	2023	2024	2025	Beyond 2025	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	4,646	3,082	391	391	391	391	—
Taxable temporary differences	(3,400)	(348)	(763)	(763)	(763)	(763)	—
Tax losses and tax credits	2,352	90	60	38	23	989	1,152
Temporary differences and tax losses for which deferred tax assets have not been recognized	(1,844)	(231)	(219)	(199)	(201)	(398)	(596)
Temporary differences and tax losses	1,754	2,593	(531)	(533)	(550)	219	556
CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. CNH Industrial has open tax years from 2009 through 2020. Due to the global nature of CNH Industrial business, transfer pricing disputes may arise and CNH Industrial may seek correlative relief through competent authority processes. Further, as various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on CNH Industrial’s results of operations, statement of financial position, or cash flows.
10.    Other information by nature of expense
The income statement includes personnel costs for $4,695 million in 2021 ($3,820 million in 2020) for CNH Industrial Pre-Demerger.
An analysis of the average number of employees by category for CNH Industrial Pre-Demerger is as follows:

	2021	2020
Managers	1,068	1,053
White-collar	23,874	23,705
Blue-collar	42,377	38,725
Average number of employees	67,319	63,483

CNH Industrial Consolidated Financial Statements at December 31, 2021 181

11.    Earnings per share

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		2021	2020
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	1,740	(750)
Weighted average common shares outstanding – basic	million	1,354	1,351
Basic earnings/(loss) per common share		$1.28	(0.55)

Basic:
Profit/(loss) from Continuing Operations attributable to the owners of the parent	$ million	1,677	(284)
Weighted average common shares outstanding – basic	million	1,354	1,351
Basic earnings/(loss) per common share from Continuing Operations		$1.24	(0.21)

Basic:
Profit/(loss) from Discontinued Operations attributable to the owners of the parent	$ million	63	(466)
Weighted average common shares outstanding – basic	million	1,354	1,351
Basic earnings/(loss) per common share from Discontinued Operations		$0.05	(0.34)

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	1,740	(750)
Weighted average common shares outstanding – basic	million	1,354	1,351
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans	million	7	—
Weighted average common shares outstanding – diluted	million	1,361	1,351
Diluted earnings/(loss) per common share		$1.28	(0.55)

Diluted:
Profit/(loss) from Continuing Operations attributable to the owners of the parent	$ million	1,677	(284)
Weighted average common shares outstanding – basic	million	1,354	1,351
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans	million	7	—
Weighted average common shares outstanding – diluted	million	1,361	1,351
Diluted earnings/(loss) per common share from Continuing Operations		$1.23	(0.21)

Diluted:
Profit/(loss) from Discontinued Operations attributable to the owners of the parent	$ million	63	(466)
Weighted average common shares outstanding – basic	million	1,354	1,351
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans	million	7	—
Weighted average common shares outstanding – diluted	million	1,361	1,351
Diluted earnings/(loss) per common share from Discontinued Operations		$0.05	(0.34)
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into

CNH Industrial Consolidated Financial Statements at December 31, 2021 182

common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
For the year ended December 31, 2021, no shares were outstanding and not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.
For the year ended December 31, 2020, 2.9 million shares (consisting of share grants) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
12.    Intangible assets
In 2021 and 2020, changes in the carrying amount of Intangible assets were as follows:

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total
Gross carrying amount Balance at December 31, 2019	3,154	293	1,694	5,307	944	1,142	33	12,567
Additions	—	—	120	244	9	97	23	493
Divestitures	—	—	—	(12)	(1)	(8)	—	(21)
Translation differences and other changes	(27)	—	160	256	76	64	(5)	524
Balance at December 31, 2020	3,127	293	1,974	5,795	1,028	1,295	51	13,563
Additions	—	—	192	283	17	126	44	662
Divestitures	—	—	—	(1,064)	(1)	(13)	—	(1,078)
Acquisitions(*)	1,376	—	—	—	—	519	—	1,895
Translation differences and other changes	(32)	—	(154)	(349)	(7)	(48)	(52)	(642)
Transfer to Assets held for distribution	(81)	—	(2,006)	(2,361)	(677)	(92)	(41)	(5,258)
Balance at December 31, 2021	4,390	293	6	2,304	360	1,787	2	9,142
Accumulated amortization and impairment losses Balance at December 31, 2019	606	60	1,404	3,337	892	746	—	7,045
Amortization	—	—	187	263	24	72	—	546
Impairment losses	576	—	—	96	—	90	—	762
Divestitures	—	—	—	(12)	(1)	(7)	—	(20)
Translation differences and other changes	1	—	149	152	53	43	—	398
Balance at December 31, 2020	1,183	60	1,740	3,836	968	944	—	8,731
Amortization	—	—	213	240	30	82	—	565
Impairment losses	—	—	19	—	—	8	—	27
Divestitures	—	—	—	(1,062)	(1)	(11)	—	(1,074)
Translation differences and other changes	(21)	—	(139)	(228)	(46)	(62)	—	(496)
Transfer to Assets held for distribution	(1)	—	(1,827)	(1,272)	(593)	(77)	—	(3,770)
Balance at December 31, 2021	1,161	60	6	1,514	358	884	—	3,983
Carrying amount at December 31, 2020	1,944	233	234	1,959	60	351	51	4,832
Carrying amount at December 31, 2021	3,229	233	—	790	2	903	2	5,159
(*) Increases in Goodwill refer to acquisitions discussed in section "Business combinations" above.

Foreign exchange losses were $170 million in 2021 (gains of $157 million in 2020).

CNH Industrial Consolidated Financial Statements at December 31, 2021 183

Goodwill, trademarks and intangible assets with indefinite useful lives
Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2021	At December 31, 2020
Agriculture	3,063	1,740
Construction	48	—
Commercial and Specialty Vehicles (*)	—	65
Powertrain (*)	—	7
Financial Services (*)	118	132
Goodwill net carrying amount	3,229	1,944
(*) Goodwill related to Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) were reclassified to Assets held for Distribution; refer to the section "Scope of Consolidation - Discontinued Operations - Iveco Group Business" above.

The acquisitions of Raven and Sampierana during the fourth quarter of 2021 led to an increase in goodwill for Agriculture and Construction of $1.3 billion and $48 million, respectively. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of December 31, 2021. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period.
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs.
During the second quarter of 2020, CNH Industrial considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units, industry and market considerations, overall financial performance (both current and projected) as well as the amount by which the recoverable amount of CNH Industrial’s cash-generating units exceeded their respective carrying values at the date of the last quantitative assessment, CNH Industrial, as part of the qualitative assessment performed, determined these conditions indicated that the carrying value of the Construction cash-generating unit exceeded its recoverable amount. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million for the Construction cash-generating unit, representing the total impairment of Construction goodwill. At December 31, 2020, the Company completed its annual impairment assessment and concluded there was no impairment to goodwill for the other cash-generating units. At December 31, 2021, the Company completed its annual assessment of goodwill excluding that related to the acquisitions in 2021 and concluded that there was no impairment to goodwill for any of the cash-generating units.
CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach, with reference to the cash-generating units with the most significant allocated goodwill.
Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period, the weighted average cost of capital (discount rate) and terminal value growth rates, and also less significant assumptions such as gross margins, operating costs, income tax rates, capital expenditures and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units.
The following discount rates before taxes were selected:

	2021	2020(*)
Agriculture	14.5%	14.2%
Construction	n.a.	13.9%
Financial Services	19.7%	21.1%
(*) For Agriculture and Financial Services, discount rate at December 31, 2020; for Construction, discount rate at June 30, 2020.
Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting processes. CNH Industrial used nine years of expected cash flows for Agriculture, and five years of

CNH Industrial Consolidated Financial Statements at December 31, 2021 184

expected cash flows for Financial Services, as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agriculture cash-generating unit, using earnings before interest, tax, depreciation and amortization multiples, and estimates the recoverable amount of the Financial Services cash-generating unit using book value multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate was 1.0% in 2021 and 2020 for the Agriculture cash-generating unit, and 1.5% in 2021 and 2020 for Financial Services.
As of December 31, 2021, the estimated recoverable amounts, (excluding the balance of the 2021 acquisitions) calculated using the above method, of the Agriculture and Financial Services cash-generating units exceeded the carrying values by approximately294% and 75%, respectively. Thus, CNH Industrial did not recognize an impairment for these cash-generating units.
The results obtained for Commercial and Specialty Vehicles confirmed the absence of an impairment loss with reference to the goodwill amount included in the Discontinued Operations.
The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization at December 31, 2021. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agriculture and Construction and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.
Finally, the estimates and budget data to which the above-mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which CNH Industrial operates. Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a cash generating unit’s recoverable amount, differences in assumptions could have a material effect on the estimated recoverable amount and could result in a goodwill impairment loss in a future period. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by CNH Industrial.
Development costs and other intangible assets with finite useful lives
The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.
Development costs are tested for impairment at the cash-generating unit level.
Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. During the second quarter of 2020, CNH Industrial recorded an impairment loss of $17 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. These impairments are included in the Cost of sales in the consolidated income statement. Moreover, during the second quarter of 2020, CNH Industrial recorded an impairment loss of $72 million (included in Research and Development costs) on development costs in Agriculture.
Further impairment charges of $32 million against development costs and other intangible assets were recognized in the year ended December 31, 2020.

CNH Industrial Consolidated Financial Statements at December 31, 2021 185

13.    Property, plant and equipment
In 2021 and 2020, changes in the carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Right-of-use assets	Assets sold with a buy-back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2019	271	3,027	8,626	600	2,649	789	163	16,125
Additions	—	32	210	131	663	20	93	1,149
Divestitures	—	(40)	(113)	(77)	(633)	(17)	(4)	(884)
Translation differences	15	100	513	38	216	38	9	929
Other changes	—	56	79	24	(255)	(8)	(112)	(216)
Balance at December 31, 2020	286	3,175	9,315	716	2,640	822	149	17,103
Additions		54	274	122	693	27	171	1,341
Divestitures	(3)	(6)	(87)	(98)	(391)	(32)	—	(617)
Translation differences	(14)	(173)	(580)	(48)	(194)	(52)	(10)	(1,071)
Other changes	(7)	51	123	40	(514)	25	(114)	(396)
Transfer to Assets held for distribution	(132)	(1,329)	(5,813)	(397)	(2,235)	(431)	(68)	(10,405)
Balance at December 31, 2021	130	1,772	3,232	335	(1)	359	128	5,955
Accumulated depreciation and impairment losses balance at December 31, 2019	3	1,867	6,800	152	871	663	—	10,356
Depreciation	—	94	405	139	276	34	—	948
Impairment losses	3	72	56	—	144	32	—	307
Divestitures	—	(34)	(116)	(33)	(371)	(15)	—	(569)
Translation differences	—	89	447	16	76	38	—	666
Other changes	—	8	31	(4)	(41)	(13)	—	(19)
Balance at December 31, 2020	6	2,096	7,623	270	955	739	—	11,689
Depreciation	—	93	370	145	261	36	—	905
Impairment losses	—	1	1	—	2	3	—	7
Divestitures	—	(6)	(85)	(76)	(181)	—	—	(348)
Translation differences	—	(112)	(480)	(22)	(63)	(45)	—	(722)
Other changes	(2)	(18)	24	—	(297)	(35)	—	(328)
Transfer to Assets held for distribution	(3)	(904)	(4,820)	(173)	(676)	(369)	—	(6,945)
Balance at December 31, 2021	1	1,150	2,633	144	1	329	—	4,258
Carrying amount at December 31, 2020	280	1,079	1,692	446	1,685	83	149	5,414
Carrying amount at December 31, 2021	129	622	599	191	(2)	30	128	1,697
As a result of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, during the second quarter of 2020 CNH Industrial reviewed its current manufacturing footprint, and has reassessed the recoverability of certain assets. As a result, Agriculture and Construction recognized an impairment loss of $111 million and $45 million, respectively, against Property, plant and equipment acquired. Furthermore, during the second quarter of 2020, Commercial and Specialty Vehicles recognized impairment losses of $134 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles also recognized impairment losses of $7 million against Property, plant and equipment acquired. The impairment losses were recognized in Cost of sales.
Commercial and Specialty Vehicles recognized an impairment loss of $2 million on Assets sold with a buy-back commitment for the year ended December 31, 2021 ($144 million for the year ended December 31, 2020). The losses were recognized in the Cost of sales.
Other changes mainly include the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment ($217 million) that are held for sale at the agreement expiry date.

CNH Industrial Consolidated Financial Statements at December 31, 2021 186

At December 31, 2021, right-of-use assets refer primarily to the following lease contracts: industrial buildings for $139 million ($311 million at December 31, 2020), plant, machinery and equipment for $13 million ($36 million at December 31, 2020), and other assets for $39 million ($99 million at December 31, 2020). For a description of the related lease liabilities, refer to Note 24 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($10 million and $11 million in 2021 and 2020, respectively) in the income statement for these leases on a straight-line basis over the lease term.
Land and industrial buildings and plant, machinery and equipment pledged as security for debt and other commitments were immaterial at December 31, 2021 and 2020.
CNH Industrial had contractual commitments of $95 million and $126 million for the acquisition of property, plant and equipment at December 31, 2021 and 2020, respectively.
14.    Investments and other non-current financial assets

($ million)	At December 31, 2021	At December 31, 2020
Investments accounted for using the equity method	298	569
Equity investments measured at fair value through other comprehensive income	—	392
Other investments	47	15
Total Investments	345	976
Non-current financial receivables and other non-current securities	10	45
Total Investments and other non-current financial assets	355	1,021
At December 31, 2021 and 2020, no Non-current financial receivables had been pledged as security.

Investments
Changes in Investments in 2021 and 2020 are set out below:

($ million)	At December 31, 2020	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasu-rements	Translation differences	Disposals and other changes	Transfer to Assets held for distribution	At December 31, 2021
Investments in:
Unconsolidated subsidiaries and other	15	—	52	—	(7)	2	(15)	47
Joint ventures	287	83	—	—	(45)	54	(206)	173
Associates	282	40	3	—	(22)	(33)	(145)	125
Equity investments measured at fair value through other comprehensive income	392	—	—	(138)	—	—	(254)	—
Total Investments	976	123	55	(138)	(74)	23	(620)	345

($ million)	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasu-rements	Translation differences	Disposals and other changes	At December 31, 2020
Investments in:
Unconsolidated subsidiaries and other	3	—	12	—	—	—	15
Joint ventures	323	(10)	8	—	(2)	(32)	287
Associates	227	29	—	—	23	3	282
Equity investments measured at fair value through other comprehensive income	108	—	142	142	—	—	392
Total Investments	661	19	162	142	21	(29)	976

CNH Industrial Consolidated Financial Statements at December 31, 2021 187

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $123 million in 2021 and $19 million in 2020.
At December 31, 2020, equity investments measured at fair value through other comprehensive income included the fair value of the approximately 6.6% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola to $250 million. The market price of Nikola shares as of December 31, 2021 was $9.87, determining a value of $254 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. During the year ended December 31, 2021, CNH Industrial recorded in Other comprehensive income (classified in the items related to Discontinued Operations) a pre-tax loss of $138 million ($139 million after-tax) from the remeasurement at fair value of the investment in Nikola.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020 and are progressing according to internal schedules and production started in Q4 2021.

Investments in joint ventures
A summary of investments in joint ventures at December 31, 2021 and 2020 is as follows:

	At December 31, 2021		At December 31, 2020
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	0.0	—	50.0	66
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	49	37.5	69
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	83	50.0	81
CNH de Mexico SA de CV	50.0	35	50.0	32
Other		6		39
Total Other Joint ventures		124		152
Total Investments in joint ventures		173		287
Interests in joint ventures consist of 6 companies at December 31, 2021 (12 companies at December 31, 2020) and mainly include Turk Traktor Ve Ziraat Makineleri A.S., Turkey, a listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors.
During the first half of 2021, CNH Industrial and SAIC Group completed the regulatory filings required for the finalization of the sale of a 30.1% of Naveco (Nanjing Iveco Motor Co.) to SAIC Group. Closing of the transaction occurred in the third quarter of 2021. The sale resulted in the discontinuation of the equity method of accounting and the recognition of a pre-tax and after-tax gain of $9 million, which is included in item “Gains/(losses) on disposal of investments” in the income statement. The remaining 19.9% interest in Naveco is now measured at fair value through profit or loss ($10 million at September 30, 2021, determined on the basis of the sale price for the 30.1% interest).
Interests in joint ventures are accounted for using the equity method.
Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

CNH Industrial Consolidated Financial Statements at December 31, 2021 188

	At December 31, 2021	At December 31, 2020
($ million)	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	139	216	249
Non-current assets	82	318	124
Current assets	206	301	209
Total Assets	427	835	582
Debt	87	107	177
Other liabilities	209	595	220
Total Liabilities	296	702	397
Total Equity	131	133	185

	2021	2020
($ million)	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	1,245	559	821
Depreciation and amortization	18	35	19
Net Financial income/(expenses)	(11)	(2)	(7)
Profit/(loss) before taxes	171	(100)	104
Income tax (expenses)	(33)	(32)	(10)
Profit/(loss) from continuing operations	138	(132)	94
Profit/(loss) from discontinued operations	—	—	—
Profit/(loss)	138	(132)	94

Total Other comprehensive income, net of tax	—	—	—
Total Comprehensive income	138	(132)	94
This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2021	At December 31, 2020
($ million)	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	131	133	185
Group’s interest (%)	37.5	50.0	37.5
Pro-quota equity	49	66	69
Adjustments made by using the equity method	—	—	—
Carrying amount	49	66	69
Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2021	2020
Profit/(loss) from continuing operations	18	21
Profit/(loss) from discontinued operations	9	—
Profit/(loss)	27	21

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	27	21
At December 31, 2021, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	49	48

CNH Industrial Consolidated Financial Statements at December 31, 2021 189

Investments in associates
A summary of investments in associates at December 31, 2021 and 2020 is as follows:

	At December 31, 2021		At December 31, 2020
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	24.95	106	49.9	235
Other associates:
Al-Ghazi Tractors Ltd.	43.2	9	43.2	6
Other		10		41
Total Other associates		19		47
Total Investments in associates		125		282
Before the Demerger, CNH Industrial held the 49.9% interest in CNH Industrial Capital Europe S.a.S., joint venture with the BNP Paribas Group providing financing solutions to customers of the CNH Industrial Group in several European countries. In preparation of the Demerger, such 49.9% interest was transferred into CIFINS S.p.A., a new legal entity specifically set up legal entity which, following the Demerger, is currently owned for the 50% by CNH Industrial N.V. and for the 50% by Iveco Group N.V.. As a consequence, the value of the 24.95% interest held through CIFINS S.p.A. in CNH Industrial Capital Europe S.a.S. by CNH Industrial N.V. is included in the Continuing Operations, while the 24.95% held by Iveco Group N.V. is included in the Discontinued Operations.

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2021	At December 31, 2020
Non-current assets	—	—
Current assets	5,900	5,854
Total Assets	5,900	5,854
Debt	5,216	5,130
Other liabilities	262	262
Total Liabilities	5,478	5,392
Total Equity	422	462

($ million)	2021	2020
Net revenues	134	130
Profit/(loss) before taxes	86	63
Profit/(loss) from continuing operations	57	43
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	57	43

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	57	43
This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2021	At December 31, 2020
Total Equity	422	462
Group’s interest (%)	24.95	49.9
Pro-quota equity	106	231
Adjustments made by using the equity method	—	4
Carrying amount	106	235

CNH Industrial Consolidated Financial Statements at December 31, 2021 190

Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2021	2020
Profit/(loss) from continuing operations	8	3
Profit/(loss) from discontinued operations	4	—
Profit/(loss)	12	3

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	12	3

15.    Leased assets
This item changed as follows in 2021 and 2020:

($ million)	At December 31, 2020	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Transfer to Assets held for distribution	At December 31, 2021
Gross carrying amount	2,442	626	—	(13)	(759)	(128)	2,168
Less: Depreciation and impairment	(464)	—	(277)	5	243	63	(430)
Net carrying amount of Leased assets	1,978	626	(277)	(8)	(516)	(65)	1,738

($ million)	At December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	At December 31, 2020
Gross carrying amount	2,212	709	—	24	(503)	2,442
Less: Depreciation and impairment	(355)	—	(266)	(6)	163	(464)
Net carrying amount of Leased assets	1,857	709	(266)	18	(340)	1,978
Leased assets include vehicles leased to retail customers by the Group's leasing companies.
At December 31, 2021, minimum lease payments receivable for assets under non-cancelable operating leases amount to $450 million ($582 million at December 31, 2020) and fall due as follows:

($ million)	At December 31, 2021	At December 31, 2020
Less than one year	212	272
One to two years	134	173
Two to three years	70	90
Three to four years	27	34
Four to five years	7	12
More than five years	—	1
Total Undiscounted lease payments	450	582
No leased assets have been pledged as security at December 31, 2021 and 2020.
16.    Inventories
At December 31, 2021 and 2020, Inventories consisted of the following:

($ million)	At December 31, 2021	At December 31, 2020
Raw materials	1,438	1,518
Work-in-progress	570	623
Finished goods	2,220	3,859
Total Inventories	4,228	6,000
At December 31, 2021, Total Inventories of $4,228 million represented the Inventories of Continuing Operations. The Inventories of Discontinued Operations included in Assets held for distribution totaled $3,003 million.

CNH Industrial Consolidated Financial Statements at December 31, 2021 191

At December 31, 2021, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $29 million ($216 million at December 31, 2020).
At December 31, 2021, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $478 million ($1,368 million at December 31, 2020).
There were no inventories pledged as security at December 31, 2021 and 2020.
17.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of December 31, 2021 and 2020 is as follows:

($ million)	At December 31, 2021	At December 31, 2020
Trade receivables	192	503
Receivables from financing activities	15,443	18,529
Current tax receivables	63	160
Other current receivables and financial assets:
Other current receivables	746	937
Other current financial assets	1	104
Total Other current receivables and financial assets	747	1,041
Total Current receivables and Other current financial assets	16,445	20,233
At December 31, 2021, Total Current receivables and Other current financial assets of $16,445 million referred to Continuing Operations. Total Current receivables and Other current financial assets of Discontinued Operations totaled $4,027 million, primarily including Receivables from financing activities of $3,296 million and Trade receivables of $165 million.

An analysis of Current receivables by due date is as follows:

	At December 31, 2021				At December 31, 2020
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	192	—	—	192	502	1	—	503
Receivables from financing activities	8,114	6,922	407	15,443	11,593	6,640	296	18,529
Current tax receivables	15	—	48	63	5	114	41	160
Other current receivables	667	78	1	746	807	114	16	937
Total Current receivables	8,988	7,000	456	16,444	12,907	6,869	353	20,129

Trade receivables
As of December 31, 2021 and 2020, CNH Industrial had trade receivables of $192 million and 503 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $23 million and $62 million at December 31, 2021 and 2020, respectively. The allowances are determined using the simplified approach, as permitted by IFRS 9 for trade receivables, consisting in the use of lifetime expected loss.
Changes in the allowances for doubtful accounts during 2021, and 2020 were as follows:

	Year ended December 31,
($ million)	2021	2020
Opening balance	62	61
Provision	3	10
Use and other changes	4	(9)
Transfer to Assets held for distribution	(46)	—
Ending balance	23	62
The allowances at December 31, 2021 and 2020, have been determined using the following expected loss rates:

CNH Industrial Consolidated Financial Statements at December 31, 2021 192

		At December 31, 2021
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	4%	—%	—%	79%	11%
Gross carrying amount	$ million	189	4	3	19	215
Allowances for doubtful accounts	$ million	(8)	—	—	(15)	(23)

		At December 31, 2020
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	3%	14%	—%	66%	11%
Gross carrying amount	$ million	477	14	4	70	565
Allowances for doubtful accounts	$ million	(14)	(2)	—	(46)	(62)
Trade accounts have significant concentrations of credit risk in the Agriculture and Construction segments. There is not a disproportionate concentration of credit risk in any geographic region.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.
In 2021 and 2020, trade receivables for an amount of $1 million and $1 million, respectively, were written off.
Charge‑offs of principal amounts of trade receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Receivables from financing activities
A summary of Receivables from financing activities as of December 31, 2021 and 2020 is as follows:

($ million)	At December 31, 2021	At December 31, 2020
Retail:
Retail financing	9,805	9,050
Finance leases	215	277
Total Retail	10,020	9,327

Wholesale:
Dealer financing	5,373	9,129
Total Wholesale	5,373	9,129

Other	50	73
Total Receivables from financing activities	15,443	18,529
CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest-free” period, Financial Services is compensated by Industrial Activities based on market interest rates. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2021 and 2020 relating to the termination of dealer contracts.
CNH Industrial assesses and monitors the credit quality of its financing receivables based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the date such payments were due. Delinquency is reported on financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which

CNH Industrial Consolidated Financial Statements at December 31, 2021 193

CNH Industrial has ceased accruing finance income. These receivables are generally 90 days past due. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to interest income. Interest income charged-off was not material for the year ended December 31, 2021. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time.

The aging of Receivables from financing activities as of December 31, 2021 and 2020 is as follows:

	At December 31, 2021
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,620	11	—	6,631	—	6,631
Europe	1	—	—	1	—	1
South America	2,080	—	—	2,080	—	2,080
Rest of World	1,280	14	8	1,302	6	1,308
Total Retail	9,981	25	8	10,014	6	10,020

Wholesale
North America	2,339	—	—	2,339	—	2,339
Europe	1,867	—	—	1,867	—	1,867
South America	626	—	—	626	22	648
Rest of World	517	2	—	519	—	519
Total Wholesale	5,349	2	—	5,351	22	5,373

	At December 31, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,125	25	—	6,150	—	6,150
Europe	99	—	—	99	—	99
South America	1,885	4	1	1,890	12	1,902
Rest of World	1,162	7	4	1,173	3	1,176
Total Retail	9,271	36	5	9,312	15	9,327

Wholesale
North America	2,722	—	—	2,722	31	2,753
Europe	5,252	—	—	5,252	—	5,252
South America	537	—	—	537	42	579
Rest of World	542	3	—	545	—	545
Total Wholesale	9,053	3	—	9,056	73	9,129
Receivables from financing activities have significant concentrations of credit risk in the agriculture and construction business sectors. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. CNH Industrial typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.

CNH Industrial Consolidated Financial Statements at December 31, 2021 194

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic region have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

CNH Industrial Consolidated Financial Statements at December 31, 2021 195

Allowance for credit losses activity for the years ended December 31, 2021 and 2020 is as follows:

	Year ended December 31, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(14)	4	32	22	2	—	4	6
Charge-offs, net of recoveries	(4)	—	(19)	(23)	—	—	—	—
Transfers	25	(4)	(21)	—	2	—	(2)	—
Foreign currency translation and other	—	(2)	(9)	(11)	1	—	(4)	(3)
Transfer to Assets held for distribution	(38)	—	(99)	(137)	(10)	(1)	(101)	(112)
Ending balance	56	24	75	155	21	—	44	65
Receivables:
Ending balance	9,778	191	51	10,020	5,241	52	80	5,373
At December 31, 2021, the allowance for credit losses includes a reduction in retail reserves primarily due to the improved outlook for the agricultural industry and a reduced expected impact on credit conditions from the COVID-19 pandemic. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.

At December 31, 2020, the allowance for credit losses was based on CNH Industrial's expectation of deteriorating credit conditions related to the COVID-19 pandemic.

	Year ended December 31, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	42	1	32	75	(7)	—	25	18
Charge-offs, net of recoveries	(8)	—	(45)	(53)	—	—	(14)	(14)
Transfers	(10)	20	(10)	—	(2)	—	2	—
Foreign currency translation and other	(5)	—	(6)	(11)	—	—	11	11
Ending balance	87	26	191	304	26	1	147	174
Receivables:
Ending balance	9,012	272	43	9,327	8,820	93	216	9,129
Finance lease receivables mainly relate to Agriculture and Construction equipment leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.
The item may be analyzed as follows stated gross of an allowance of $89 million at December 31, 2021 ($113 million at December 31, 2020):

($ million)	At December 31, 2021	At December 31, 2020
Less than one year	80	173
One to two years	57	78
Two to three years	54	77
Three to four years	42	41
Four to five years	22	35
More than five years	8	25
Total Undiscounted receivables for future minimum lease payments	263	429
Unearned finance income	(42)	(39)
Present value of future minimum lease payments	221	390

CNH Industrial Consolidated Financial Statements at December 31, 2021 196

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of December 31, 2021, CNH Industrial had 173 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $4 million and the post-modification value was $4 million. Additionally, CNH Industrial had 332 accounts with a balance of $22 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2020, CNH Industrial had 253 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, CNH Industrial had 362 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2021 and 2020.
As of December 31, 2021, and 2020, CNH Industrial’s wholesale TDRs were immaterial.

Other current receivables
At December 31, 2021, Other current receivables mainly consisted of other tax receivables for VAT and other indirect taxes of $638 million ($723 million at December 31, 2020), and receivables from employees of $11 million ($20 million at December 31, 2020).

Other current financial assets
At December 31, 2021, and 2020, Other current financial assets primarily consist of current securities and short-term deposits and investments.

Refer to Note 30 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial receivables
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor

CNH Industrial Consolidated Financial Statements at December 31, 2021 197

takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
At December 31, 2021 and 2020, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2021			At December 31, 2020
($ million)	Receivables from financing activities transferred	Other financial assets transferred	Total	Receivables from financing activities transferred	Other financial assets transferred	Total
Carrying amount of assets	10,321	1,080	11,401	13,235	1,312	14,547
Carrying amount of the related liabilities	(7,779)	(1,097)	(8,876)	(10,622)	(1,301)	(11,923)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	10,374	1,080	11,454	13,323	1,312	14,635
Fair value of the liabilities	(7,673)	(1,096)	(8,769)	(10,629)	(1,299)	(11,928)
Net position	2,701	(16)	2,685	2,694	13	2,707
Other financial assets transferred also include the cash with a pre-determined use restricted to the repayment of the securitization debt.
CNH Industrial has discounted receivables and bills without recourse having due dates beyond December 31, 2021 amounting to $192million ($351 million at December 31, 2020, with due dates beyond that date), which refer to trade receivables and other receivables for $178 million ($337 million at December 31, 2020) and receivables from financing activities for $14 million ($14 million at December 31, 2020).
18. Derivative assets and Derivative liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Further description of the risk management exposures and strategies for interest rate and currency risk is presented in Note 30 “Information on financial risks”, paragraph “Market risk” together with sensitivity analysis assessing the potential impact of changes in interest rates and foreign currencies.
In 2021, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH

CNH Industrial Consolidated Financial Statements at December 31, 2021 198

Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized in the consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-25 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and its amount was insignificant for all periods presented.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly

CNH Industrial Consolidated Financial Statements at December 31, 2021 199

in income. Net gains and losses on these instruments were insignificant for the years ending December 31, 2021 and 2020. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2021 and 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives.

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives had on other comprehensive income and profit or loss during the years ended December 31, 2021 and 2020 related to Continuing Operations:

($ million)	2021	2020
Fair value hedges
Interest rate derivatives – Financial income/(expenses)	(47)	31
Gains/(losses) on hedged items – Financial income/(expenses)	47	(31)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(53)	41
Interest rate derivatives	66	(15)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives – Net revenues	(2)	(1)
Foreign exchange derivatives – Cost of sales	(6)	18
Foreign exchange derivatives – Financial income/(expenses)	(6)	(2)
Interest rate derivatives – Cost of sales	3	(5)
Other derivatives – Cost of sales	—	—

Not designated as hedges
Foreign exchange derivatives – Financial income/(expenses)	(48)	(29)
The fair values of CNH Industrial’s derivatives as of December 31, 2021 and 2020 in the consolidated statement of financial position are recorded as follows:

	At December 31, 2021(*)		At December 31, 2020
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	33	(6)	68	(1)
Total Fair value hedges	33	(6)	68	(1)

Cash flow hedges:
Foreign exchange derivatives	5	(9)	67	(62)
Interest rate derivatives	32	(18)	9	(45)
Total Cash flow hedges	37	(27)	76	(107)
Total Derivatives designated as hedging instruments	70	(33)	144	(108)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	102	(111)	16	(31)
Interest rate derivatives	12	(15)	—	—
Total Derivatives not designated as hedging instruments	114	(126)	16	(31)
Elimination of net Continuing Operations balances towards Discontinued Operations	—	(23)	—	—
Derivative assets/(liabilities)	184	(182)	160	(139)
(*) Related to Continuing Operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 200

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
The following table provides, for derivatives designated as hedging instruments, the detail of notional amounts and of the fair vale changes used as a basis to calculate hedge ineffectiveness, and for derivative not designated as hedging instruments, the detail of notional amounts:

	At December 31, 2021		At December 31, 2020
($ million)	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	1,100	23	1,346	68
Total Fair value hedges	1,100	23	1,346	68

Cash flow hedges:
Foreign exchange derivatives	3,066	12	3,112	46
Interest rate derivatives	2,547	13	3,089	(32)
Total Cash flow hedges	5,613	25	6,201	14
Total Derivatives designated as hedging instruments	6,713	48	7,547	82
Total Derivatives not designated as hedging instruments	7,930	n/a	6,223	n/a
Total Derivatives	14,643	n/a	13,770	n/a
The following table provides the effect of hedged items designated in fair value hedging relationships:

					At December 31, 2021
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk		1,100		23	23

					At December 31, 2020
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,346	—	68	68
The following table provides the effects of hedged items designated in cash flow hedging relationships:

	At December 31, 2021		At December 31, 2020
($ million)	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness
Cash flow hedges:
Foreign exchange risk	4	47	1	46
Interest rate risk	4	—	(29)	(32)

CNH Industrial Consolidated Financial Statements at December 31, 2021 201

The following table provides further information about the effect of cash flow hedges on the consolidated equity of CNH Industrial Pre-Demerger:

($ million)	Interest rate risk	Foreign exchange risk	Total cash flow hedge reserve
As of December 31, 2019	(10)	(39)	(49)
Gains/(losses) recognized in Other comprehensive income	(14)	75	61
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	6	(30)	(24)
Income tax effect	1	(10)	(9)
As of December 31, 2020	(17)	(4)	(21)
Gains/(losses) recognized in Other comprehensive income	49	(26)	23
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	(4)	14	10
Income tax effect	(18)	4	(14)
As of December 31, 2021	10	(12)	(2)
The following table provides an analysis by due date of the notional amount of outstanding derivative financial instruments at December 31, 2021 and 2020:

	At December 31, 2021				At December 31, 2020
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Currency risk	7,763	434	—	8,197	5,733	537	—	6,270
Interest rate risk	819	4,617	1,010	6,446	283	6,648	569	7,500
Total notional amount	8,582	5,051	1,010	14,643	6,016	7,185	569	13,770

19.     Cash and cash equivalents
Cash and cash equivalents consist of:

($ million)	At December 31, 2021	At December 31, 2020
Cash at banks	4,581	7,513
Restricted cash	801	844
Money market securities and other cash equivalents	463	1,272
Total Cash and cash equivalents	5,845	9,629
At December 31, 2021, Total Cash and cash equivalents of $5,845 million referred to Continuing Operations. Cash and cash equivalents of $1,017 million included as Assets held for distribution referred to Discontinued Operations.
Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.
20.     Assets and Liabilities held for sale
This item may be analyzed as follows at December 31, 2021 and 2020:

($ million)	At December 31, 2021	At December 31, 2020
Assets held for sale	490	14

Liabilities held for sale	125	—
At December 31, 2021 the Group is committed to a plan to sell the Engineered Films and Aerostar business divisions, acquired in the context of Raven acquisition, and has classified them as held for sale.

CNH Industrial Consolidated Financial Statements at December 31, 2021 202

Details of major balance sheet items included in the Assets and Liabilities held for sale are provided in the following table:

($ million)	At December 31, 2021
Intangible assets	221
Property, plant and equipment	106
Inventories	45
Other receivables and assets	118
TOTAL ASSETS HELD FOR SALE	490

Trade payables	70
Other payables and liabilities	55
TOTAL LIABILITIES HELD FOR SALE	125
Assets held for sale at December 31, 2020 primarily included buildings related to Iveco Group Business.
21.     Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2021, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,356,077,000 common shares outstanding, net of 8,323,196 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,218,250 special voting shares outstanding, net of 25,256,026 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2021 and 2020 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	3,778,354	3,778,354	—	(16,623,012)	(16,623,012)	—	(12,844,658)	(12,844,658)
Total CNH Industrial N.V. shares at December 31, 2020	1,364,400,196	(10,489,725)	1,353,910,471	396,474,276	(25,146,122)	371,328,154	1,760,874,472	(35,635,847)	1,725,238,625
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	2,166,529	2,166,529	—	(109,904)	(109,904)	—	2,056,625	2,056,625
Total CNH Industrial N.V. shares at December 31, 2021	1,364,400,196	(8,323,196)	1,356,077,000	396,474,276	(25,256,026)	371,218,250	1,760,874,472	(33,579,222)	1,727,295,250

During the years ended December 31, 2021 and 2020, 109,904 and 16,623,012 special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2021 and 2020, the Company delivered 2.2 million and 3.8 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry

CNH Industrial Consolidated Financial Statements at December 31, 2021 203

any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
On March 1, 2022, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.28 per common share, totaling approximately €380 million (equivalent to approximately $426 million, translated at the exchange rate reported by the European Central Bank on February 25, 2022). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2022.
On April 15, 2021, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 3, 2021 by the Board of Directors. The cash dividend was declared in euro and paid on May 5, 2021 for a total amount of $178 million (€149 million).
The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods. Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.

CNH Industrial Consolidated Financial Statements at December 31, 2021 204

The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Effects of the Demerger on the share capital of CNH Industrial N.V.
On January 1, 2022, the share capital of CNH Industrial N.V. did not change as result of the Demerger. CNH Industrial N.V. also did not receive any shares in Iveco Group N.V. as a part of the Demerger, as the portion of the shares held in treasury buy CNH Industrial N.V. was not eligible to be part of the Demerger and consequent allotment of Iveco Group N.V. shares.
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and maintain access to external sources of funds, including by means of achieving an adequate rating.
The Group regularly monitors its debt/equity ratio and in particular the level of net debt and the generation of cash from Industrial Activities.
To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.
The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:
▪the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;
▪the Company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and
▪the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the aggregate par value of the issued share capital.
If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then the Group is not allowed any acquisition under Dutch law.
No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.
The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).
No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.
Any acquisition by the Company of shares that have not been fully paid up shall be void.
Any disposal of shares held by the Company requires approval of the Board of Directors. Such approval shall also stipulate the conditions of the disposal.
Loyalty voting program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.

CNH Industrial Consolidated Financial Statements at December 31, 2021 205

A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.
Shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the Euronext Milan. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 15, 2021, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the Euronext Milan and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 14, 2022). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2021, the Company repurchased no shares of its common stock on the Euronext Milan and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2021, the Company held 8.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $80.6 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2022 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2021, the Company acquired 109,904 special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2021, the Company held 25.3 million special voting shares in treasury.

CNH Industrial Consolidated Financial Statements at December 31, 2021 206

Effects of the Demerger on the treasury shares held CNH Industrial N.V.
On January 1, 2022, CNH Industrial N.V. did not receive any shares in Iveco Group N.V. as a part of the Demerger as the portion of the shares held in treasury by CNH Industrial N.V. was not eligible to be part of the Demerger and consequent allotment of Iveco Group N.V. shares.
Capital reserves
At December 31, 2021 capital reserves, amounting to $3,294 million ($3,220 million at December 31, 2020), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Effects of the Demerger on the capital reserves of CNH Industrial N.V.
As a consequence of the Demerger, on January 1, 2022, capital reserves of CNH Industrial N.V. decreased by $2,581 million to $713 million.
Earnings reserves
Earnings reserves, amounting to $7,795 million at December 31, 2021 ($6,211 million at December 31, 2020), mainly consist of retained earnings and profits attributable to the owners of the parent.
Effects of the Demerger on the earnings reserves of CNH Industrial N.V.
On January 1, 2022, there were no impacts on earnings reserves as a results of the Demerger.

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

($ million)	2021	2020
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	134	(5)
Items related to Discontinued Operations	(89)	128
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	45	123

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	13	26
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	11	(10)
Gains/(losses) on cash flow hedging instruments	24	16

Exchange gains/(losses) on translating foreign operations arising during the period	271	(716)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	271	(716)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(51)	1
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(51)	1
Items related to Discontinued Operations	(185)	107
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	59	(592)
Tax effect (C)	(32)	10
Tax effect - Discontinued Operations (D)	(6)	(7)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C) + (D)	66	(466)

CNH Industrial Consolidated Financial Statements at December 31, 2021 207

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

			2021			2020
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	134	(23)	111	(5)	13	8
Items related to Discontinued Operations	(89)	(1)	(90)	128	(1)	127
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	45	(24)	21	123	12	135

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	24	(9)	15	16	(3)	13
Exchange gains/(losses) on translating foreign operations	271	—	271	(716)	—	(716)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(51)	—	(51)	1	—	1
Items related to Discontinued Operations	(185)	(5)	(190)	107	(6)	101
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	59	(14)	45	(592)	(9)	(601)
Total Other comprehensive income/(loss)	104	(38)	66	(469)	3	(466)

Share-based compensation
For the years ended December 31, 2021 and 2020, Continuing Operations recognized total share-based compensation expense of $78 million and $31 million, respectively. For the years ended December 31, 2021 and 2020, Continuing Operations recognized a total tax benefit relating to share-based compensation expense of $3 million and $2 million, respectively. As of December 31, 2021, Continuing Operations had unrecognized share-based compensation expense related to non-vested awards of approximately $37 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.1 years.
CNH Industrial’s equity awards are governed by the CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”) and CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”).
At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program. The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer, employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.
In February 2020, the Board of Directors approved the issuance of up to 50 million common shares under the EIP. At the AGM on April 16, 2020, the Company's shareholders approved the issuance of up to 7 million common shares to executive directors under the 2021-2023 Long-Term Incentive Plan (described below) in accordance with and under the EIP.
As part of the Demerger, any awards outstanding under the CNH Industrial EIP, and held by directors, officers and other employees vesting in 2022 were accelerated in December 2021 and the related equity incentives were issued by CNH Industrial in CNH Industrial stock. As a result of the Demerger, remaining outstanding awards vesting in 2023 and 2024 were converted to the entity the participant is employed with post spin. As such, for Iveco Group employees, the underlying stock awards under the CNH Industrial EIP vesting in 2023 and 2024 were converted at the effective date of the Demerger, subject to its terms, to Common Shares of Iveco Group N.V. The conversion of the CNH Industrial EIP includes appropriate adjustment mechanisms to ensure that the value of the unvested awards granted to all the beneficiaries under such plan remain unchanged pre and post demerger for employees in both the Iveco Group N.V. and CNH Industrial N.V.
Performance Share Units
2017-2019 Long-Term Incentive Plan
In December 2017, CNH Industrial canceled all Performance Share Units ("PSU’s") issued in 2014, 2015 and 2016 and issued a grant of PSU’s to key executive officers and select employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. The performance goal was a market condition with a

CNH Industrial Consolidated Financial Statements at December 31, 2021 208

payout schedule ranging from 0% to 130%. In 2019 and 2020, prorated share amounts covering performance through this same period were issued to select new employees entering the plan. In 2019 and 2020, 0.6 million and 0.4 million additional PSU's were granted. On February 28, 2020 all PSU’s associated with these grants failed to meet their performance goals and were therefore forfeited. CNH Industrial still incurred the expense associated with these awards but the awards themselves were never issued to their recipients.
2021-2023 Long-Term Incentive Plan
In February 2020, the Board of Directors approved the 2021-2023 Long-Term Incentive Plan under the EIP. In December 2020, CNH Industrial issued a new grant of PSUs to its key executive officers and select employees with the financial performance goals covering a three-year period culminating with a cliff vest date of February 28, 2024. Two internal financial metrics, Industrial ROIC (the ratio of Adjusted EBIT (after-tax) over Average Industrial Invested Capital) and Adjusted EPS (the net income (loss) excluding any nonrecurring items (after-tax), divided by the weighted average outstanding number of common shares on a fully diluted basis), weighted 50% each, and a multiplier-based on CNH Industrial’s percentile ranking of Total Shareholder Return among a comparator group, will determine the total PSUs earned. The internal financial metrics have a payout factor of up to 200% and the market based TSR determinant has a payout factor of 125%. These metrics are considered performance vesting conditions. As such, compensation cost will be accrued based on whether it is considered probable that the performance conditions will be satisfied. The fair value of the PSU awards issued under this plan will be calculated by using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period.
As of December 31, 2020 CNH Industrial issued 7 million PSUs. The total number of shares that will eventually be issued may vary from the original estimate due to forfeiture or the level of achievement of the performance goals.
The weighted average fair value of the awards that were issued in 2020 was $10.83 per share. The 2020 PSU awards distributed under this plan were issued on December 4, 2020 to key executive officers and select employees and on December 14, 2020 to the Chair of CNH Industrial.
During 2021, CNH Industrial issued an additional 3 million PSUs to key executive officers and select employees. The weighted average fair value of the awards that were issued in 2021 was $13.15 per share.
The following table reflects the activity of PSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the years ended December 31, 2021 and 2020:

		2021		2020
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	6,931,030	10.83	4,883,479	7.82
Granted	3,035,985	13.15	6,931,030	10.83
Forfeited/Cancelled	(545,790)	10.83	(4,883,479)	7.82
Vested	—	—	—	—
Nonvested at end of year	9,421,225	11.55	6,931,030	10.83
Restricted Share Units
In 2019, 2020 and 2021 CNH Industrial issued approximately 0.8 million, 8 million, and 1 million Restricted Share Units (“RSUs”) to key executive officers and select employees with a weighted average fair value of $9.95, $10.90 and $14.42 per share, respectively. The fair value of the award is measured using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period. The RSUs vest upon a time-based service requirement.
2017-2019 Long-Term Incentive Plan
On April 3, 2019, 536 thousand RSUs were issued to select key executive officers with a weighted average fair value of $10.18 measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The grant had a cliff vest date of February 1, 2021 for all awards except for 32 thousand RSUs, which vested on June 30, 2020. Of the remaining 490 thousand RSUs, 162 thousand were forfeited in the second quarter of 2020. The remaining 296 thousand RSUs vested on February 1, 2021.
2021-2023 Long-Term Incentive Plan
On December 4, 2020, CNH Industrial issued two separate RSU grants to key executive officers and select employees. Under the first RSU grant, 1.7 million RSUs were awarded to select employees with a weighted average fair value of $11.43. These awards vested on December 31, 2020. Under the second RSU grant, 5 million RSUs were awarded to select employees and are set to vest in three equal installments over a three year period. The first tranche which

CNH Industrial Consolidated Financial Statements at December 31, 2021 209

consisted of 1.7 million RSUs was set to vest on April 30, 2022. The second and third tranches are set to vest on April 30, 2023 and April 30, 2024, respectively. The weighted average fair value for the December 2020 three tranche award group are $11.23, $11.02, and $10.82, respectively.
On December 14, 2020, CNH Industrial issued 120 thousand RSUs to the Chair of CNH Industrial, of which 17 thousand vested on December 31, 2020. The weighted average fair value for these awards is $10.96. The remaining 103 thousand RSUs vest in three equal installments on February 28, 2022, 2023, and 2024, respectively. The fair value for these awards are $10.76, $10.55 and $10.35, respectively.
During 2021, CNH Industrial issued an additional 1.5 million RSUs to select employees and key executive officers. Of the awards that were issued, 1.2 million are set to vest in three equal installments over a three year period. The first tranche, which consists of 0.4 million RSUs, was set to vest on April 30, 2022. The second and third tranches are set to vest on April 30, 2023 and April 30, 2024, respectively. The weighted average fair value of these awards are $14.08 per share for the first tranche, $13.89 per share for the second tranche, and $13.71 per share for the third tranche. The remaining awards issued in 2021 had a cumulative weighted average fair value of $16.71. In 2021, CNH Industrial, in anticipation of the Demerger, accelerated the vesting of awards with a vest date of April 31, 2022 to December 1, 2021, excluding shares awarded to the CEO and Chairperson. As a result CNH Industrial recorded $6 million of expense due to the acceleration of these awards. The weighted average fair value of the shares vested during 2021 was $11.59 per share.
The following table reflects the activity of RSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the years ended December 31, 2021 and 2020:

		2021		2020
	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	5,443,197	10.95	1,842,667	11.69
Granted	1,464,305	14.42	7,727,755	10.90
Forfeited	(396,086)	11.88	(380,221)	10.79
Vested	(2,141,337)	11.59	(3,747,004)	11.22
Nonvested at end of year	4,370,079	11.72	5,443,197	10.95
CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:
▪$125,000 annual retainer fee for each Non-Executive Director.
▪An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.
▪An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).
Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors could elect to receive cash, common shares or stock options.
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. No stock options were issued under this plan in 2021 or 2020 and as of December 31, 2021, no stock options were outstanding under the CNH Industrial DCP.
22.     Provisions for employee benefits
CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH

CNH Industrial Consolidated Financial Statements at December 31, 2021 210

Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2021 and 2020, CNH Industrial recorded expenses of $315 million and $261 million, respectively, for its defined contribution plans, inclusive of social security contributions.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.
Pension plans
Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the U.S., the U.K., and Germany.
Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United States and the U.K. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.
In the fourth quarter of 2020, CNH Industrial signed group annuity contracts to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with these transactions, $551 million of plan obligations were transferred along with $550 million of plan assets; the related non-cash settlement impact recognized in the income statement in the fourth quarter of 2020 was immaterial.
Healthcare plans
Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.
In 2021, CNH Industrial communicated plan changes for the US retiree medical plan. The plan changes resulted in a reduction of the plan liability by $100 million, recognized immediately in profit or loss as a pre-tax plan amendment gain of the same amount.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

CNH Industrial Consolidated Financial Statements at December 31, 2021 211

Provisions for employee benefits at December 31, 2021 and 2020 are as follows:

($ million)	At December 31, 2021	At December 31, 2020
Post-employment benefits:
Pension plans	405	887
Healthcare plans	150	273
Other	80	347
Total Post-employment benefits	635	1,507

Other provisions for employees	276	253
Other long-term employee benefits	28	104
Total Provision for employee benefits	939	1,864

Defined benefit plan assets	19	25
Total Defined benefit plan assets	19	25
At December 31, 2021, Provision for employee benefits of $939 million and Defined benefit plan assets of $19 million referred to Continuing Operations. With reference to Discontinued Operations, at December 31, 2021, Provision for employee benefits of $704 million were classified as Liabilities held for distribution and Defined benefit plan assets of $17 million were classified as Assets held for distribution.
The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.
The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2021 and 2020 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2020	Provision	Utilization	Change in the scope of consolidation and other changes	Transfer to Liabilities held for distribution	At December 31, 2021
Other provisions for employees	253	309	(129)	(9)	(148)	276
Other long-term employee benefits	104	11	(6)	(9)	(72)	28
Total	357	320	(135)	(18)	(220)	304

($ million)	At December 31, 2019	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2020
Other provisions for employees	130	166	(86)	43	253
Other long-term employee benefits	95	9	(9)	9	104
Total	225	175	(95)	52	357

CNH Industrial Consolidated Financial Statements at December 31, 2021 212

Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2021 and 2020 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
	At December 31,		At December 31,		At December 31,
($ million)	2021	2020	2021	2020	2021	2020
Present value of obligations	1,840	2,658	279	418	80	347
Less: Fair value of plan assets	(1,475)	(1,809)	(129)	(145)	—	—
Deficit/(surplus)	365	849	150	273	80	347
Effect of the asset ceiling	21	13	—	—	—	—
Net liability/(Net asset)	386	862	150	273	80	347

Reimbursement rights	—	1	—	—	—	—

Amounts at year-end:
Liabilities	405	887	150	273	80	347
Assets	(19)	(25)	—	—	—	—
Net liability	386	862	150	273	80	347
(1) The healthcare and other post-employment plans are not required to be prefunded.

Changes in the present value of post-employment obligations in 2021 and 2020 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
($ million)	2021	2020	2021	2020	2021	2020
Present value of obligation at the beginning of the year	2,658	2,937	418	412	347	332
Current service cost	20	20	4	4	9	9
Interest expense	22	44	6	10	—	1
Other costs (income)	4	5	—	2	—	—
Contribution by plan participants	3	3	6	5	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	(13)	24	1	(1)	(4)	(2)
Actuarial losses/(gains) from changes in financial assumptions	(64)	212	(14)	20	1	2
Other remeasurements	(17)	(19)	(7)	1	5	(5)
Total remeasurements	(94)	217	(20)	20	2	(5)

Exchange rate differences	(70)	123	—	1	(26)	30
Benefits paid	(104)	(142)	(36)	(37)	(26)	(20)
Past service cost	—	2	(100)	1	—	—
Change in scope of consolidation	—	—	10	—	—	—
Curtailments	—	—	—	—	—	—
Settlements(2)	—	(551)	—	—	—	—
Other changes	1	—	(1)	—	(1)	—
Transfer to Liabilities held for distribution	(600)	—	(8)	—	(225)	—
Present value of obligation at the end of the year	1,840	2,658	279	418	80	347
(1)The healthcare and other post-employment plans are not required to be prefunded.
(2)Settlements include in 2020 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contracts purchases in the fourth quarter of 2020 .
Other remeasurements mainly include in 2021 and 2020 the amount of experience adjustments.

CNH Industrial Consolidated Financial Statements at December 31, 2021 213

Changes in the fair value of plan assets for post-employment benefits in 2021 and 2020 are as follows:

	Pension plans		Healthcare plans(1)
($ million)	2021	2020	2021	2020
Fair value of plan assets at the beginning of the year	1,809	2,098	145	152
Interest income	18	36	2	4

Remeasurements:
Return on plan assets	70	197	7	13
Total remeasurements	70	197	7	13

Exchange rate differences	(32)	71	—	—
Contribution by employer	52	70	(15)	(15)
Contribution by plan participants	3	3	—	—
Benefits paid	(78)	(116)	(10)	(9)
Change in scope of consolidation	—	—	—	—
Settlements(2)	—	(550)	—	—
Other changes	(1)	—	—	—
Transfer to Liabilities held for distribution	(366)	—	—	—
Fair value of plan assets at the end of the year	1,475	1,809	129	145
(1)The healthcare plans are not required to be prefunded.
(2)Settlements include in 2020 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contracts purchases in the fourth quarter of 2020.

Net benefit cost/(income) recognized during 2021 and 2020 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other
($ million)	2021	2020	2021	2020	2021	2020
Service cost:
Current service cost	12	13	4	4	4	4
Past service cost and (gains)/losses from curtailments and settlements(1)	—	1	(100)	1	—
Total Service cost	12	14	(96)	5	4	4
Net interest expense	3	6	3	6	—	0
Other costs (income)	3	4	1	1	—	—
Net benefit cost/(income) recognized to profit or loss	18	24	(92)	12	4	4

Remeasurements:
Return on plan assets	(51)	(172)	(7)	(13)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	(1)	23	1	(1)	(6)	(2)
Actuarial losses/(gains) from changes in financial assumptions	(39)	181	(13)	20	—	0
Change in irrecoverable surplus and other	9	(5)	—	—	(1)	(3)
Other remeasurements	(17)	(22)	(8)	1	(1)	(2)
Total remeasurements	(99)	5	(27)	7	(8)	(7)
Exchange rate differences	(19)	28	1	—	(7)	9
Net benefit cost/(income) recognized to other comprehensive income	(118)	33	(26)	7	(15)	2
Total net benefit cost/(income) recognized during the year	(100)	57	(118)	19	(11)	6
(1)In 2021, Past service cost and (gains)/losses from curtailments and settlements included the pre-tax gain of $30 million related to a healthcare plan amendment in the U.S.
The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2021 and 2020:

CNH Industrial Consolidated Financial Statements at December 31, 2021 214

		U.S.		U.K.		Germany(1)	Other Countries(1)
($ million)	2021	2020	2021	2020	2021	2020	2021	2020
Change in benefit obligations:
Present value of obligation at the beginning of the year	177	666	1,608	1,488	449	424	424	359
Current service cost	3	4	—	—	4	4	13	12
Interest expense	4	16	16	24	1	2	1	2
Other costs	1	2	2	1	—	—	1	2
Contribution by plan participants	—	—	—	—	—	—	3	3
Remeasurements	(14)	80	(27)	99	(26)	6	(27)	32
Benefits paid	3	(41)	(62)	(60)	(25)	(25)	(20)	(16)
Past service costs	—	2	—	—	—	—	—	—
Settlements(2)	—	(551)	—	—	—	—	—	—
Exchange rate differences and other	—	(1)	(19)	56	(31)	38	(19)	30
Transfer to Liabilities held for distribution	—	—	(230)	—	(215)	—	(155)	—
Present value of obligation at the end of the year	174	177	1,288	1,608	157	449	221	424
Change in the fair value of plans assets:
Fair value of plan assets at the beginning of the year	204	700	1,230	1,067	7	7	368	324
Interest income	4	17	12	17	—	—	2	2
Remeasurements	(7)	78	51	102	(1)	—	27	17
Contribution by employer	—	—	41	59	—	—	11	11
Contribution by plan participants	—	—	—	—	—	—	3	3
Benefits paid	4	(41)	(62)	(60)	—	—	(20)	(15)
Settlements(2)	—	(550)	—	—	—	—	—	—
Exchange rate differences and other	—	—	(16)	45	—	—	(17)	26
Transfer to Liabilities held for distribution	—	—	(199)	—	—	—	(167)	—
Fair value of plan assets at the end of the year	205	204	1,057	1,230	6	7	207	368
Funded status	31	27	(231)	(378)	(151)	(442)	(14)	(56)
(1)Pension benefits in Germany and some other countries are not required to be prefunded.
(2)Settlements include in 2020 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter of 2020.

Changes in the effects of the asset ceiling for 2021 and 2020 are as follows:

	Pension plans		Healthcare plans
($ million)	2021	2020	2021	2020
Effect of the asset ceiling at the beginning of the year	13	17	—	—
Other comprehensive (income)/loss	9	(5)	—	—
Other increase/(decrease)	(1)	1	—	—
Effect of the asset ceiling at the end of the year	21	13	—	—
The weighted average durations of post-employment benefits obligations are as follows:

N° of years
Pension plans	15
Healthcare plans	9
Other	10

CNH Industrial Consolidated Financial Statements at December 31, 2021 215

Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2021 and 2020, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2021 and 2020:

	Assumptions used to determine funded status at year-end
	At December 31, 2021			At December 31, 2020
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates	1.63	2.54	0.90	1.12	2.12	0.43
Weighted-average rate of compensation increase	2.12	n/a	2.13	2.07	n/a	1.84
Weighted-average, initial healthcare cost trend rate	n/a	4.18	n/a	n/a	4.39	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	3.58	n/a	n/a	3.95	n/a

	Assumptions used to determine expense at year-end
	At December 31, 2021			At December 31, 2020
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates – current service cost	0.71	2.46	0.59	1.07	3.15	0.81
Weighted-average discount rates – interest cost	0.85	1.53	0.36	1.62	2.58	0.57
Weighted-average rate of compensation increase	2.07	n/a	1.84	2.99	n/a	1.88
Weighted-average, initial healthcare cost trend rate	n/a	4.39	n/a	n/a	4.68	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	3.95	n/a	n/a	4.20	n/a
(*) CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2028 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.
The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.
CNH Industrial reviews annually mortality assumptions and demographic characteristics of its U.S. pension plan participants. At December 31, 2018 the Company has decided to use the variant of blue-collar table RP-2014 (with mortality improvement scale MP-2014 removed) as the base mortality table for the US pension plans and the no-collar variant RPH-2014 (with MP-2014 removed) as the base mortality table for the US healthcare plans together with the MP-2018 mortality improvement scale.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). In 2019, CNH Industrial adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to CNH Industrial’s benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively.
In 2020, CNH Industrial adopted the no-collar variant of the Pri-2012 base table for the US pension plans subsequent to the settlement of a portion of the outstanding pension obligation through purchase of annuity contracts. Additionally, CNH Industrial adopted the updated mortality improvement scale issued by the SOA ("MP-2020"). Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total increase of $7.8 million to CNH Industrial’s benefit

CNH Industrial Consolidated Financial Statements at December 31, 2021 216

obligations at December 31, 2020, of which an increase of $8.6 million, and a decrease of $0.8 million were related to pension plans and healthcare plans, respectively.
In 2021, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2021"). The adoption of the new mortality assumptions resulted in a total increase of $1.3 million to the Company’s benefit obligations at December 31, 2021, of which $0.5 million and $0.8 million were related to pension plans and healthcare plans, respectively.
CNH Industrial uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.
Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2021 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2021	(235)	296
Effect on healthcare defined benefit obligation at December 31, 2021	(17)	20
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

($ million)	One percentage point increase	One percentage point decrease
Effect on healthcare defined benefit obligation at December 31, 2020	17	(15)
Plan assets
The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.
The fair value of plan assets at December 31, 2021 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2021
($ million)	Total	Level 1	Level 2	Level 3
Fixed income securities:
U.S. government bonds	72	72	—	—
U.S. corporate bonds	7	—	7	—
Non-U.S. government bonds	40	9	31	—
Non-U.S. corporate bonds	18	—	18	—
Total Fixed income securities	137	81	56	—

Other types of investments:
Mutual funds(1)	1,385	—	1,385	—
Insurance contracts	47	—	—	47
Total Other types of investments	1,432	—	1,385	47
Cash	35	15	20
Total	1,604	96	1,461	47
(1) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The fair value of the plan assets at December 31, 2020 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

CNH Industrial Consolidated Financial Statements at December 31, 2021 217

	Fair value of plan assets at December 31, 2020
($ million)	Total	Level 1	Level 2	Level 3
Fixed income securities:
U.S. government bonds	32	30	2	—
U.S. corporate bonds	42	5	37	—
Non-U.S. government bonds	49	10	39	—
Non-U.S. corporate bonds	25	—	25	—
Total Fixed income securities	148	45	103	—

Other types of investments:
Mutual funds(1)	1,582	21	1,561	—
Insurance contracts	202	—	—	202
Total Other types of investments	1,784	21	1,561	202
Cash	22	10	12	—
Total	1,954	76	1,676	202
(1) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Contribution
CNH Industrial expects to contribute approximately $53 million to its pension plans in 2022, related to Continuing Operations.
The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received related to Continuing Operations are as follows:

	Expected benefit payments
($ million)	2022	2023	2024	2025	2026	2027 to 2030	Total
Post-employment benefits:
Pension plans	78	78	76	79	80	431	822
Healthcare plans	24	23	22	21	21	95	206
Other	6	4	5	5	5	28	53
Total Post-employment benefits	108	105	103	105	106	554	1,081

Other long-term employee benefits	2	2	2	2	2	12	22
Total	110	107	105	107	108	566	1,103
Potential outflows in the years after 2022 are subject to a number of uncertainties, including future asset performance and changes in assumptions.
23.     Other provisions
Changes in Other provisions are as follows:

($ million)	At December 31, 2020	Charge	Utilization	Release to income and other changes	Transfer to Liabilities held for distribution	At December 31, 2021
Warranty and technical assistance provision	995	800	(713)	(95)	(461)	526
Restructuring provision	78	45	(45)	(3)	(43)	32
Investment provision	15	—	—	(9)	(6)	—
Other risks	2,287	3,619	(3,149)	(229)	(973)	1,555
Total Other provisions	3,375	4,464	(3,907)	(336)	(1,483)	2,113
The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

CNH Industrial Consolidated Financial Statements at December 31, 2021 218

At December 31, 2021, the restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $19 million ($45 million at December 31, 2020), and other costs totaling $13 million ($33 million at December 31, 2020).
The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of this provision are as follows:

($ million)	At December 31, 2021	At December 31, 2020
Marketing and sales incentives programs	1,325	1,324
Commercial risks	12	389
Legal proceedings and other disputes	93	197
Environmental risks	29	32
Other reserves for risks and charges	96	345
Total Other risks	1,555	2,287
A description of these provisions follows:
▪Marketing and sales incentives program - this provision relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.
▪Commercial risks - this provision relates to risks arising in connection with the sale of products and services.
▪Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:
▪Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).
▪Legal proceedings involving claims with active and former employees.
None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.
▪Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.
24.     Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2021, Continuing Operations had available committed unsecured facilities expiring after twelve months amounting to $5.2 billion ($6.1 billion at December 31, 2020).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced the existing five-year €1.75 billion credit facility due to mature in 2021. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), and includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and

CNH Industrial Consolidated Financial Statements at December 31, 2021 219

mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2021, CNH Industrial was in compliance with all covenants in the revolving credit facility.
At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months related to Continuing operations amounted to $3.0 billion ($3.9 billion at December 31, 2020), of which $2.0 billion at December 31, 2021 ($3.7 billion at December 31, 2020) were utilized.
Debt
An analysis of debt by nature and due date is as follows:

	At December 31, 2021				At December 31, 2020
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	4,825	4,018	32	8,875	7,651	4,179	93	11,923

Other debt:
Bonds	764	5,932	1,853	8,549	1,442	5,143	3,090	9,675
Borrowings from banks	1,170	1,003	80	2,253	1,838	1,441	102	3,381
Payables represented by securities	511	606	24	1,141	581	243	—	824
Lease liabilities	55	105	36	196	123	234	96	453
Other(1)	667	5	3	675	142	218	2	362
Total Other debt	3,167	7,651	1,996	12,814	4,126	7,279	3,290	14,695
Total Debt	7,992	11,669	2,028	21,689	11,777	11,458	3,383	26,618
(1) At December 31, 2021, included $503 million of net financial payables to Discontinued Operations, mainly paid in January 2022.

At December 31, 2021, Total Debt of $21,689 million represented the Total Debt of Continuing Operations. The Total Debt of Discontinued Operations included in Liabilities held for distribution totaled $2,566 million.
The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position. In 2021 there was a decrease of approximately $392 million in asset-backed financing, excluding exchange differences.
In 2021, $62 million for the principal portion of Lease liabilities and $6 million for interest expenses related to lease liabilities were paid ($61 million and $7 million, respectively, were paid in 2020).
The following table sets out a maturity analysis of Lease liabilities at December 31, 2021:

($ million)	At December 31, 2021	At December 31, 2020
Less than one year	61	133
One to two years	42	98
Two to three years	30	69
Three to four years	25	51
Four to five years	21	39
More than five years	39	108
Total undiscounted lease payments	218	498
Less: Interest	(22)	(45)
Total Lease liabilities	196	453
At December 31, 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 5.5 years and 3.6%, respectively (6.3 years and 3.4%, respectively, at December 31, 2020 for Continuing Operations).

CNH Industrial Consolidated Financial Statements at December 31, 2021 220

In March 2021, CNH Industrial Finance Europe S.A. repurchased all its outstanding notes due May 23, 2022, equaling €316 million (approximately $371 million) through the exercise of a make whole option.
In May 2021, CNH Industrial Capital LLC issued $600 million in aggregate principal amount of 1.450% notes due 2026, with an issue price of 99.208%.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.75% notes due in 2024 at an issue price of 99.863% of their principal amount.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.75% notes due in 2024 at an issue price of 101.069% of their principal amount. The issue is a private placement.
In September 2021, CNH Industrial Capital Canada Ltd. issued as private placement CAD$300 million in aggregate principal amount of 1.50% notes due 2024, with an issue price of 99.936%.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $83 million outstanding at December 31, 2021 ($112 million at December 31, 2020).
The following table shows the summary of the Group’s issued bonds outstanding at December 31, 2021:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	85
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	417
CNH Industrial Finance Europe S.A.(1)	EUR	750	0.000%	April 1, 2024	850
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	736
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	113
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	566
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	680
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	57
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	566
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	57
Total Euro Medium Term Notes					4,127
Other Bonds
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	600	1.95%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.45%	July 15, 2026	600
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.10%	December 12, 2022	127
CNH Industrial Capital Australia Pty. Limited	AUD	200	1.75%	July 8, 2024	145
CNH Industrial Capital Australia Pty. Limited	AUD	50	1.75%	July 8, 2024	36
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital Canada Ltd.	CAD$	300	1.500%	October 1, 2024	236
Total Other bonds					4,375
Hedging effect and amortized cost valuation					47
Total Bonds					8,549
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

CNH Industrial Consolidated Financial Statements at December 31, 2021 221

On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable. On January 7, 2022 Fitch has upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'. On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. At the same time, Moody's withdrew CNHI Industrial Finance Europe S.A.'s short-term rating of (P)P-3. The Rating Outlook is stable.The Company's long-term credit ratings remained unchanged at "BBB" from Standard & Poor's with stable outlook.
For further information on the management of interest rate and currency risk reference should be made to Note 30.
At December 31, 2021 and 2020, there was no debt secured with mortgages and other liens on assets of the Group, and the total carrying amount of assets acting as security for loans was not significant at December 31, 2021 and 2020. In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $8,875 million at December 31, 2021 ($11,923 million at December 31, 2020).
25.     Trade payables
An analysis by due date of trade payables is as follows:

	At December 31, 2021				At December 31, 2020
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Trade payables	3,435	94	2	3,531	6,326	29	—	6,355
At December 31, 2021, Trade payables of $3,531 million represented the Trade payables of Continuing Operations. The Trade payables of Discontinued Operations included in Liabilities held for distribution totaled $3,364 million.
26.     Other current liabilities
An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2021(*)	At December 31, 2020
Advances on buy-back agreements	—	1,355
Contract liabilities	20	1,381
Indirect tax payables	487	603
Accrued expenses and deferred income	460	561
Payables to personnel	161	275
Social security payables	90	161
Other	503	745
Total Other current liabilities	1,721	5,081
(*) Related to Continuing Operations.
An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2021				At December 31, 2020
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Other current liabilities (excluding Accrued expenses and deferred income)	1,130	58	73	1,261	2,834	1,545	141	4,520

CNH Industrial Consolidated Financial Statements at December 31, 2021 222

Changes in Contract liabilities for the year ended December 31, 2021 are as follows:

($ million)	At December 31, 2020	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	Transfer to Liabilities held for distribution	At December 31, 2021
Contract liabilities	1,381	825	(655)	(92)	(1,439)	20
At December 31, 2021, Contract liabilities primarily relate to extended warranties/maintenance and repair contracts. At December 31, 2020, Contract liabilities primarily related to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment, and included $740 million for future rents related to buy-back agreements. At December 31, 2020, Advances on buy-back agreements included the repurchase value of the vehicle relating to new vehicles sold with the buy-back commitment from Commercial and Specialty Vehicles included in Property, plant and equipment, as described in section “Significant accounting policies”.
27.     Commitments and contingencies
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.
When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2021, contingent liabilities estimated by the Group amount to approximately $47 million (approximately $33 million at December 31, 2020), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A. ("Iveco"), which, following the Demerger, is now part of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium & Heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco ("the Decision"). Following the Decision, the Company, Iveco and Iveco Magirus AG ("IMAG") have been named as defendants in proceedings across Europe. The consummation of the Demerger will not allow CNH Industrial to be excluded from current and future follow on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result in a decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco and IMAG does not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A. ("FPT"), which is now part of the Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group, and in certain instances CNH Industrial and other third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. Although, at the date hereof, the Company has been informed by the Iveco Group that it has no evidence of any wrongdoing, it cannot

CNH Industrial Consolidated Financial Statements at December 31, 2021 223

predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance.
Commitments
At December 31, 2021, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2021
($ million)	Total Credit Limit	Utilized	Not utilized
Facility
Wholesale and dealer financing	7,549	2,725	4,824
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $527 million and $615 million as of December 31, 2021 and 2020, respectively.
28.     Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation.
Until December 31, 2021, before the Demerger, CNH Industrial N.V. owned and controlled the Iveco Group Business, as well as the Agriculture business, the Construction business, and the related Financial Services business. As requested by the IFRS 5 - Non-current assets held for sale and discontinued operations, Iveco Group Business was classified and presented as Discontinued Operations in these Consolidated Financial Statements.
However, the CODM continues to assess in continuity the performance for the Group as a whole in line with U.S.GAAP, and therefore, the segment reporting disclosures was not unchanged as a consequence of the demerger.
The segments are organized based on products and services provided by CNH Industrial.
Until December 31, 2021, CNH Industrial had the following five operating segments:
Continuing Operations Business - Industrial Activities Segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Discontinued Operations Business - Industrial Activities Segments:
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services:
▪Financial Services, prior to the Demerger, offered a range of financial products and services to dealers and customers of both Off-Highway and On-Highway Industrial Activities segments. Financial Services provided and administered retail financing to customers for the purchase or lease of new and used vehicles and other equipment

CNH Industrial Consolidated Financial Statements at December 31, 2021 224

sold by CNH Industrial brand dealers. In addition, Financial Services provided wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provided trade receivables factoring services to CNH Industrial companies.
Following the Demerger, the European operations of CNH Industrial Financial Services will be separated as follows: the receivable portfolios related to the captive activity of each group (CNH Industrial and Iveco Group), together with the related funding, will be attributed to each group, while the servicing of these separated portfolios will be performed by Iveco Group’s Financial Services segment. CNH Industrial will provide financial services to Iveco Group companies in the rest of the world.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before Income taxes, Financial Services' results, Industrial Activities' interest expenses, (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

($ million)	2021	2020
Agriculture	1,810	880
Construction	90	(184)
Commercial and Specialty Vehicles	282	(109)
Powertrain	256	233
Unallocated items, eliminations and other	(324)	(268)
Adjusted EBIT of Industrial Activities under U.S. GAAP	2,114	552
A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to CNH Industrial's consolidated Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2021 and 2020 is provided below:

($ million)	2021	2020
Adjusted EBIT of Industrial Activities under U.S. GAAP	2,114	552
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(151)	(161)
Development costs	(31)	(132)
Other adjustments(1)	(10)	(451)
Total adjustments/reclassifications	(192)	(744)
Profit/(loss) from Continuing Operations before taxes under EU-IFRS	1,922	(192)
(1) Primarily includes Financial Services results before taxes under IFRS.

CNH Industrial Consolidated Financial Statements at December 31, 2021 225

Net income of Financial Services prepared under U.S. GAAP for years ended December 31, 2021 and 2020 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

($ million)	2021	2020
Net income of Financial Services under U.S. GAAP (A)	420	249
Eliminations and other (B)(*)	1,340	(687)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (C) = (A) + (B)	1,760	(438)
Adjustments to conform to EU-IFRS (D)(**)	17	(257)
Income tax (expense) benefit under EU-IFRS (E)	(236)	(78)
Less: (Profit)/loss from Discontinued Operations under EU-IFRS (F)	(91)	425
Profit/(loss) from Continuing Operations before taxes under EU-IFRS (G) = (C) + (D) - (E) + (F)	1,922	(192)
(*)    Includes Net income of Industrial Activities under U.S. GAAP.
(**) Details about this item are provided in Note 34 “EU-IFRS to U.S. GAAP reconciliation”.
There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2021 and 2020, are provided below:

($ million)	2021	2020
Agriculture	14,721	10,923
Construction	3,081	2,170
Commercial and Specialty Vehicles	12,160	9,421
Powertrain	4,419	3,629
Eliminations and other	(2,759)	(1,858)
Net sales of Industrial Activities	31,622	24,285
Financial Services	1,870	1,823
Eliminations and other	(64)	(76)
Total Revenues under U.S. GAAP	33,428	26,032
Difference(*)	53	(48)
Net Revenues under EU-IFRS reclassified to Profit/(loss) from Discontinued Operations	(14,963)	(11,892)
Eliminations	956	604
Total Net Revenues under EU-IFRS	19,474	14,696
(*) Primarily different classification of interest income of Industrial Activities

CNH Industrial Consolidated Financial Statements at December 31, 2021 226

Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2021 and 2020, are provided below:

($ million)	2021	2020
Agriculture	254	248
Construction	38	46
Commercial and Specialty Vehicles	196	211
Powertrain	119	120
Eliminations and other	1	2
Total Industrial Activities	608	627
Financial Services	3	3
Total Depreciation and Amortization(*) under U.S. GAAP	611	630
Difference(**)	598	588
Depreciation and amortization under EU-IFRS reclassified to Profit/(loss) from Discontinued Operations	(670)	(662)
Total Depreciation and Amortization(*) under EU-IFRS	539	556
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.
Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2021 and 2020 are provided below:

($ million)	2021	2020
Agriculture	307	185
Construction	53	42
Commercial and Specialty Vehicles	218	160
Powertrain	128	92
Other	—	2
Total Industrial Activities	706	481
Financial Services	8	3
Total Expenditures for long-lived assets(*) under U.S. GAAP	714	484
Difference, principally expenditure for development costs capitalized under EU-IFRS	474	364
Expenditures for long-lived assets under EU-IFRS reclassified to Profit/(loss) from Discontinued Operations	(667)	(458)
Total Expenditures for long-lived assets(*) under EU-IFRS	521	390
(*)    Excluding assets sold with buy-back commitments and equipment on operating lease.

CNH Industrial Consolidated Financial Statements at December 31, 2021 227

29.     Information by geographical area
CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $548 million and $429 million in 2021 and 2020, respectively. Revenues earned in the rest of the world from external customers were $18,926 million and $14,267 million in 2021 and 2020, respectively. The following highlights revenues related to Continuing Operations earned from external customers in the rest of the world by destination:

($ million)	2021	2020
United States	6,383	5,049
Italy	547	416
France	1,084	973
Germany	564	482
Brazil	2,406	1,544
Canada	1,341	918
Australia	856	642
Spain	283	229
Argentina	443	322
Poland	425	270
Other	4,594	3,422
Total revenues from external customers in the rest of the world	18,926	14,267
Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $147 million and $198 million at December 31, 2021 and 2020, respectively, and the total of such assets located in the rest of the world totaled $8,791 million and $13,002 million at December 31, 2021 and 2020, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2021(*)	At December 31, 2020
United States	6,269	4,942
Italy	631	2,711
Canada	563	564
Belgium	237	327
France	191	1,252
Brazil	167	283
India	100	91
China	66	257
Germany	20	673
Spain	2	867
Other	545	1,035
Total non current assets in the rest of the world	8,791	13,002
(*) Related to Continuing Operations.
In 2021 and 2020, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.
30.     Information on financial risks
We are exposed to the following financial risks connected with our operations:
▪credit risk related to our financing activities;
▪liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;
▪market risk (primarily exchange rates and interest rates).
We attempt to actively manage these risks.

CNH Industrial Consolidated Financial Statements at December 31, 2021 228

The quantitative data reported in the following paragraphs does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.
Credit risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agriculture, Construction and Commercial and Specialty Vehicles.
CNH Industrial measures the loss allowance for its trade receivables and contract assets at an amount equal to the lifetime expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset.
Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2021 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 27.
Dealers and final customers are generally subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other

CNH Industrial Consolidated Financial Statements at December 31, 2021 229

items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Liquidity risk
We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.
The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.
Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.
Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.
The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:
▪centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;
▪maintaining an adequate level of available liquidity;
▪diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;
▪obtaining adequate credit lines; and
▪monitoring future liquidity on the basis of business planning.
Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 17 “Current Receivables and Other current financial assets” and in Note 24 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 18 “Derivative assets and Derivative liabilities”.
Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial Post-Demerger to satisfy its requirements resulting from their investing activities and their working capital needs and to fulfill their obligations to repay their debts at their natural due date.
Market risk
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.
The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.

CNH Industrial Consolidated Financial Statements at December 31, 2021 230

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.
Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.
We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:
▪the currency risk on financial instruments denominated in foreign currency;
▪the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:
▪the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;
▪the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.
The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.
Counterparties to these agreements are major and diverse financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 18 “Derivative assets and Derivative liabilities”.
Currency risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2021, the total net trade flows exposed to currency risk amounted to the equivalent of 16% of CNH Industrial Pre-Demerger's revenue (13% in 2020).
The principal exchange rates to which the businesses in Continuing Operations are exposed are the following:
▪EUR/USD, in relation to the production/purchases of Agriculture and Construction in the euro area;
▪USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;
▪AUD/USD, mainly in relation to sales made by Agriculture and Construction in Australia;
▪EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2021 made up approximately 77% of the exposure to currency risk from trade transactions.
The principal exchange rates to which the businesses in Discontinued Operations are exposed are the following:
▪EUR/GBP predominately in relation to sales in the U.K. market;
▪USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;
▪EUR/TRY, mainly in relation to sales made on Turkey narjet;
▪EUR/CZK, predominately in relation to sales on the Czech Republic market.
▪EUR/PLN predominately in relation to sales on the Poland market.
Trade flows exposed to changes in these exchange rates in 2021 made up approximately 65% of the exposure to currency risk from trade transactions.
It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.
Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a

CNH Industrial Consolidated Financial Statements at December 31, 2021 231

currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.
Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 21).
We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2021.
There were no substantial changes in 2021 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2021 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $531 million for CNH Industrial Pre-Demerger and $344 million for Continuing Operations and $187 million for Discontinued Operations (for CNH Industrial Pre-Demerger, $512 million at December 31, 2020). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
Receivables, payables, and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Interest rate risk
Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.
In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).
In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.
Interest rate benchmark reform
Certain existing benchmark InterBank Offered Rates (IBORs) such as USD LIBOR will be reformed by the authority and gradually replaced with alternative benchmark rates. Despite the uncertainty around the timing and precise nature of these changes, the existing benchmark interest rates are still applied as reference rates.
To transition existing contracts and agreements that reference USD LIBOR to an alternative benchmark rate (SOFR), adjustments for term differences and credit differences might need to be applied to the alternative benchmark rate, to enable the two benchmark rates to be economically equivalent on transition.
The Group has issued US dollar‑denominated fixed rate debt which it fair value hedges using sterling fixed to US dollar fixed to USD LIBOR interest rate swaps. At December 31, 2021, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $1,228 million related to Continuing Operations.
Group Treasury is managing the Group’s USD LIBOR transition plan. The greatest change will be amendments to the contractual terms of the USD LIBOR-referenced fixed-rate debt and the corresponding update of the hedge designation.
In calculating the change in fair value attributable to the hedged risk of fixed-rate debt, the Group has made the following assumptions that reflect its current expectations:

CNH Industrial Consolidated Financial Statements at December 31, 2021 232

▪the fixed-rate debt will move to SOFR at the beginning of 2022 (or at July 2023 if the new consultations were confirmed) and the spread will be similar to the spread included in the interest rate swap used as the hedging instrument;
▪no other changes to the terms of the fixed-rate debt are anticipated; and
▪the Group does not expect any material impact deriving from the replacement of benchmark interest rate.
Sensitivity analysis
In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities, and other instruments.
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2021, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $21 million for CNH Industrial Pre-Demerger, $20 million for Continuing Operations and $1 million for Discontinued Operations (for CNH Industrial Pre-Demerger, approximately $16 million at December 31, 2020).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2021, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $8 million for CNH Industrial Pre-Demerger ($3 million for Continuing Operations and $5 million for Discontinued Operations) (for CNH Industrial Pre-Demerger approximately $1 million at December 31, 2020).
This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.
Other risks on derivative financial instruments
We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.
Sensitivity analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2021 linked to commodity prices would not have been significant for Continuing Operations and Discontinued Operations (not significant for CNH Industrial Pre-Demerger at December 31, 2020).
31.     Fair value measurement
Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020:

		At December 31, 2021(*)				At December 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(14)	—	—	—	—	392	—	—	392
Other investments	(14)	—	—	47	47	—	—	15	15
Derivative assets	(18)	—	184	—	184	—	160	—	160
Money market securities	(19)	336	—	—	336	1,023	—	—	1,023
Total Assets		336	184	47	567	1,415	160	15	1,590
Derivative liabilities	(18)	—	182	—	182	—	(139)	—	(139)
Total Liabilities		—	182	—	182	—	(139)	—	(139)
(*) Related to Continuing Operations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 233

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 in 2021:

($ million)	2021	2020
At January 1	15	108
Acquisitions/(disposals)	47	157
Gains/(Losses) recognized in Other comprehensive income/(loss)	—	1,483
Transfer from Level 3 to Level 1	—	(1,733)
Transfer to Assets held for distribution	(15)	—
At December 31	47	15
In 2020, Transfer from Level 3 include the investment in Nikola Corporation, reclassified to Level 1 upon the completion in June 2020 of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 14 for additional information on this investment.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Derivative assets and Derivative liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2021 and 2020 are as follows:

		At December 31, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	9,970	9,970	9,805
Dealer financing	(17)	—	—	5,369	5,369	5,373
Finance leases	(17)	—	—	216	216	215
Other receivables from financing activities	(17)	—	—	50	50	50
Total Receivables from financing activities		—	—	15,605	15,605	15,443
Asset-backed financing	(24)	—	8,769	—	8,769	8,875
Bonds	(24)	5,515	3,336	—	8,851	8,549
Borrowings from banks	(24)	—	2,154	—	2,154	2,253
Payables represented by securities	(24)	—	1,144	—	1,144	1,141
Lease liabilities	(24)	—	—	196	196	196
Other debt	(24)	—	172	503	675	675
Total Debt		5,515	15,575	699	21,789	21,689

		At December 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	9,232	9,232	9,050
Dealer financing	(17)	—	—	9,114	9,114	9,129
Finance leases	(17)	—	—	307	307	277
Other receivables from financing activities	(17)	—	—	73	73	73
Total Receivables from financing activities		—	—	18,726	18,726	18,529
Asset-backed financing	(24)	—	11,928	—	11,928	11,923
Bonds	(24)	6,839	3,340	—	10,179	9,675
Borrowings from banks	(24)	—	3,334	—	3,334	3,381
Payables represented by securities	(24)	—	827	—	827	824
Lease liabilities	(24)	—	—	453	453	453
Other debt	(24)	—	362	—	362	362
Total Debt		6,839	19,791	453	27,083	26,618
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

CNH Industrial Consolidated Financial Statements at December 31, 2021 234

Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. The fair value of these bonds has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.
32.     Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group. As of December 31, 2021 and 2020, related parties included CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families were also considered related parties.
As of December 31, 2021, based on public information available and in reference to Company's files, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2021.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Related party transactions included in the following paragraphs refer to CNH Industrial Pre-Demerger.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company. As of December 31, 2021 and 2020, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2021 and 2020.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During 2021 and 2020, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from Stellantis subsidiaries. Furthermore, CNH Industrial and Stellantis might engage in other minor transactions in the ordinary course of business.

CNH Industrial Consolidated Financial Statements at December 31, 2021 235

These transactions with Stellantis are reflected in the Consolidated Financial Statements as follows:

($ million)	2021	2020
Net revenues	415	599
Cost of sales	269	212
Selling, general and administrative costs	138	127

($ million)	At December 31, 2021	At December 31, 2020
Trade receivables	4	8
Trade payables	72	85
Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Consolidated Financial Statements at December 31, 2021 as follows:

($ million)	2021	2020
Net revenues	873	899
Cost of sales	498	399

($ million)	At December 31, 2021	At December 31, 2020
Trade receivables	4	154
Trade payables	100	61
At December 31, 2021 and 2020, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $259 million and $145 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.
Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2021, revenues from associates totaled $224 million ($177 million in 2020). In 2021, cost of sales from associates totaled $13 million ($13 million in 2020). At December 31, 2021, receivables from associates amounted to $12 million ($15 million at December 31, 2020). Trade payables to associates amounted to $26 million at December 31, 2021 ($36 million at December 31, 2020). At December 31, 2021, CNH Industrial had provided guarantees on commitments of its associates for an amount of $308 million related to CNH Industrial Capital Europe S.a.S. ($323 million at December 31, 2020).
Transactions with unconsolidated subsidiaries
In the years ended December 31, 2021 and 2020, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $34 million in 2021 ($7 million in 2020).
The aggregate expense incurred in 2021 and in 2020 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $50 million and $27 million, respectively. These amounts included the notional compensation cost for share-based payments.
33.     Explanatory notes to the statement of cash flows
The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

CNH Industrial Consolidated Financial Statements at December 31, 2021 236

Amounts included in the present Note refer to Continuing Operations.
Cash flows for income tax payments net of refunds in 2021 amount to $348 million ($80 million in 2020).
Total interest of $539 million was paid and interest of $350 million was received in 2021 (interest of $625 million was paid in 2020, and interest of $592 million was received in 2020). In 2021, the amount included a charge of $8 million in connection with CNH Industrial's accelerated debt redemption strategy.
Operating activities
Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
The adjustment to exclude Other non-cash items of $19 million in 2021 ($372 million in 2020) includes an amount of $-60 million (a gain of $1 million in 2020) related to result from investments net of impairment losses on assets recognized during the year.
Changes in working capital for 2021 and 2020 are summarized as follows:

($ million)	2021	2020
Change in trade receivables	(1)	(37)
Change in inventories	(1,031)	764
Change in trade payables	776	452
Change in other receivables/payables	455	350
Change in working capital	199	1,529
Investing activities
Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2021	2020
Change in dealer financing	185	957
Change in retail financing	(1,010)	(474)
Change in finance leases	(39)	(74)
Change in other receivables from financing activities	22	(8)
Net change in receivables from financing activities	(842)	401
Liquidity absorbed by the increase in receivables from financing activities in 2021 was primarily a result of increased financing activities.
For consideration for the acquisition and disposal of subsidiaries and of other investments, refer to section "Business Combinations" above and to Note 14.
Financing activities
The net change in other financial payables and derivative assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in derivative assets and liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as discussed in Note 18 above).

CNH Industrial Consolidated Financial Statements at December 31, 2021 237

Changes in 2021 and 2020 are summarized as follows:

($ million)	2021	2020
Change in asset-backed financing	(392)	(167)
Change in borrowings from banks and other financial payables	(175)	(498)
Net change in other financial payables	(567)	(665)

Net change in derivative assets and derivative liabilities	15	(42)
Net change in other financial payables and derivative assets/liabilities	(552)	(707)

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

($ million)	2021	2020
Total Debt at beginning of year	26,618	25,413
Derivative (assets)/liabilities at beginning of year	(21)	48
Total liabilities from financing activities at beginning of year	26,597	25,461
Cash flows	(1,363)	554
Foreign exchange effects	(1,161)	483
Fair value changes	(23)	(61)
Other changes	195	160
Transfer to Liabilities held for distribution (*)	(2,558)	—
Total liabilities from financing activities at end of year	21,687	26,597
Of which:
Total Debt at end of year	21,689	26,618
Derivative (assets)/liabilities at end of year	(2)	(21)
(*) Related to Discontinued Operations.

34.     EU-IFRS to U.S. GAAP reconciliation
These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
Amounts included in the present Note, refer to CNH Industrial Pre-Demerger.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

($ million)	Note	2021	2020
Profit/(loss) in accordance with EU-IFRS		1,777	(695)
Adjustments to conform to U.S. GAAP:
Development costs	(a)	(3)	192
Nikola investment fair value adjustment	(b)	(138)	134
Other adjustments(1)	(c)	108	(64)
Tax impact on adjustments and other income tax differences	(d)	16	(5)
Total adjustments		(17)	257
Net income (loss) in accordance with U.S. GAAP		1,760	(438)
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH Industrial Consolidated Financial Statements at December 31, 2021 238

Reconciliation of Total Equity

($ million)	Note	At December 31, 2021	At December 31, 2020
Total Equity in accordance with EU-IFRS		8,426	6,735
Adjustments to conform to U.S. GAAP:
Development costs	(a)	(2,058)	(2,193)
Other adjustments	(c)	(28)	(34)
Tax impact on adjustments and other income tax differences	(d)	468	481
Total adjustments		(1,618)	(1,746)
Total Equity in accordance with U.S. GAAP		6,808	4,989

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b)Nikola investment fair value adjustment
Under EU-IFRS, CNH Industrial elected to measure its investment in Nikola Corporation at fair value through other comprehensive income. Under U.S. GAAP, starting from the second quarter of 2020, this investment is measured at fair value through profit or loss (measured at cost before that period). Any fair value remeasurement gain or loss is therefore recorded in other comprehensive income under EU-IFRS and in profit or loss under U.S. GAAP. Refer to Note 14 for a detailed description of this investment and the remeasurement adjustment recognized under EU-IFRS in 2020.
(c)Other adjustments
It mainly includes the following items:
•Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
•Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
•Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination

CNH Industrial Consolidated Financial Statements at December 31, 2021 239

benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(d)Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.

35. Subsequent events
CNH Industrial has evaluated subsequent events through March 1, 2022, which is the date the financial statements were authorized for issuance, and identified the following:
▪Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A.
▪On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable.
▪On January 7, 2022 Fitch upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'.
▪On February 22, 2022, CNH Industrial N.V. held an Investors Day, presenting its Strategic Business Plan for the years 2022 to 2024.
▪On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. The Rating Outlook is stable.
▪In order to optimize the capital structure of the Company and to meet the obligations arising from the Company's equity incentive plans, on March 1, 2022, CNH Industrial announced a share buy-back program (the "Program") up to €100 million, within the framework of the authorization granted by the Shareholders’ Meeting held on April 15, 2021, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting. The purchases will be carried out on the Italian Stock Exchange (Euronext Milan) and on multilateral trading facilities (MTFs), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan minus 10% (minimum price). The actual timing, number and value of common shares repurchased under the Program will depend on various factors, including market conditions, general business conditions, and compliance with applicable legal requirements. The Program does not oblige the Company to repurchase any common shares, and it may be suspended, discontinued, or modified upwards at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

CNH Industrial Consolidated Financial Statements at December 31, 2021 240

March 1, 2022

The Board of Directors

Suzanne Heywood
Scott W. Wine
Léo W. Houle
Catia Bastioli
Howard W. Buffett
John Lanaway
Alessandro Nasi
Vagn Sørensen
Åsa Tamsons

CNH Industrial Consolidated Financial Statements at December 31, 2021 241

COMPANY
FINANCIAL STATEMENTS
At December 31, 2021

Company Financial Statements at December 31, 2021 242

INCOME STATEMENT
for the years ended December 31, 2021 and 2020

(€ thousand)	Note	2021	2020
Net revenues	(1)	1,459,770	1,213,570
Cost of sales		1,222,763	1,043,939
GROSS PROFIT		237,007	169,631
Selling, general and administrative costs	(2)	163,729	128,181
Research and development costs	(3)	23,234	45,503
NET MARGIN		50,044	(4,053)
Restructuring expenses	(4)	1,031	1,209
Other income/(expenses)	(5)	(35,393)	(7,749)
Financial income/(expenses)	(6)	(69,081)	(59,140)
PROFIT/(LOSS) BEFORE TAXES		(55,461)	(72,151)
Income tax benefit (expense)	(7)	12,676	9,422
Result from Investments in Group companies and other equity interests	(8)	1,513,099	(593,901)
NET PROFIT/(LOSS)		1,470,314	(656,630)

Company Financial Statements at December 31, 2021 243

STATEMENT OF FINANCIAL POSITION
(before allocation of the result)

(€ thousand)	Note	At December 31, 2021	At December 31, 2020
ASSETS
Intangible assets	(10)	94,462	72,151
Property, plant and equipment	(11)	86,647	83,484
Financial fixed assets	(12)	16,148,723	13,715,788
Investments in Group companies and other equity interests		14,772,772	12,401,414
Other financial assets		1,374,557	1,312,530
Deferred tax assets	(7)	1,394	1,844
Total Fixed assets		16,329,832	13,871,423
Inventories	(13)	135,787	105,686
Trade receivables	(14)	292,482	271,788
Current financial receivables	(15)	278,517	192,435
Other current assets	(16)	85,506	71,813
Cash and cash equivalents	(17)	99,003	69,119
Total Current assets		891,295	710,841
TOTAL ASSETS		17,221,127	14,582,264
EQUITY, PROVISIONS AND LIABILITIES
Equity	(19)
Share capital		17,609	17,609
Treasury shares		(71,805)	(93,228)
Capital reserve		2,476,802	2,413,347
Legal reserve		1,624,159	901,779
Retained profit/(loss)		1,893,304	2,837,219
Profit/(loss) for the year		1,470,314	(656,630)
Total Equity		7,410,383	5,420,096
Provision for employee benefits	(20)	204,959	265,057
Other provisions	(21)	125,451	116,742
Total Provisions		330,410	381,799
Non-current debt	(22)	1,026,978	973,553
Total Non-current liabilities		1,026,978	973,553
Trade payables	(23)	374,477	304,900
Current financial liabilities	(24)	7,910,035	7,379,237
Other debt	(25)	168,844	122,679
Total Current liabilities		8,453,356	7,806,816
TOTAL EQUITY, PROVISIONS AND LIABILITIES		17,221,127	14,582,264

Company Financial Statements at December 31, 2021 244

NOTES TO THE
COMPANY FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom. The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 28 “Segment reporting” of the Consolidated Financial Statements included in this Annual Report). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2021.
History of CNH Industrial
During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:
▪the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;
▪the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and
▪the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).
A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the Euronext Milan.
All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).
The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.
During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in the Company financial statements the figures related to the operations of the Basildon plant.
Basis of preparation
The 2021 Company financial statements of the parent company, CNH Industrial N.V., together with the notes thereto were authorized for issuance by the Board of Directors on March 1, 2022, and have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Company Financial Statements at December 31, 2021 245

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method. The Company financial statements are prepared on a going concern basis in accordance with paragraph 25 of IAS 1.
CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency. The euro functional currency of the Company financial statements differs from the U.S. dollar presentation currency of the Consolidated Financial Statements, which was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.
Iveco Group Business Spin-off and Discontinued Operations
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the "Demerger"), effective January 1, 2022.
The principal phases leading up to completion of the Demerger were as follows:
▪On September 3, 2019, CNH Industrial announced at its Capital Markets Day event the intended Demerger.
▪On December 23, 2021, an Extraordinary General Meeting of CNH Industrial shareholders was held to approve the Demerger of Iveco Group Business.
▪On December 27, 2021, Borsa Italiana has admitted Iveco Group N.V. common shares to listing on Euronext Milan.
▪Following receipt of the above authorizations, the deed of Demerger was executed on December 31, 2021, with effectiveness of the Demerger on January 1, 2022.
▪On January 3, 2022 (the “First Trading Date”) Iveco Group common shares began trading on the regulated market Euronext Milan, under the ticker symbol ‘IVG’. As a result of the Demerger, each holder of CNH Industrial common shares (and special voting shares as the case may be) received one Iveco Group share for every five CNH Industrial common shares (or special voting share as the case may be) held at close of business on the record date for allocation (January 4, 2022). Since January 3, 2022, CNH Industrial N.V. and Iveco Group N.V. have been quoted separately on the regulated markets and operate as independent listed companies, each with its own management and Board of Directors.
As the transaction took effect on January 1, 2022, the consolidated financial statements for the year ended December 31, 2021 relate to CNH Industrial Pre-Demerger. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, as the Demerger became highly probable in December, the Iveco Group Business is classified and presented as Discontinued Operations in the Consolidated Financial Statements. That presentation has resulted in the following:
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item "Profit/(Loss) from Discontinued Operations, net of tax" within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both years 2021 and 2020 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
For additional detail of items presented under Discontinued Operations in the Consolidated Statements of Income, Financial Position and Cash Flows, refer to the Consolidated Financial Statements, section "Discontinued Operations - Iveco Group Business".
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 Consolidated Financial Statements for CNH Industrial Post-Demerger and Iveco

Company Financial Statements at December 31, 2021 246

Group, the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
COVID-19 pandemic and use of accounting estimates and management’s assumptions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results and cash flow.
Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
The Company remains cautious about future impacts on CNH Industrial's end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows.
The main impacts of the pandemic on significant accounting matters are disclosed below.
The preparation of the Company Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities, as further described in the following paragraph "Use of estimates".
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Company Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Company Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Company’s results of operations and financial position. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 pandemic were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. For a detailed description of this information see the “Risk management and Control System” section of the Board Report, Note 17 “Current receivables and Other current financial assets” and Note 30 “Information on financial risks” of the Consolidated Financial Statements included in this Annual Report.
Climate related matters
CNH Industrial has an established risk management process that includes the assessment and monitoring of climate-related risk. These assessments are used by the Company to identify not only risk exposure, but also opportunities, on which the Company’s climate change strategy is based. The identification of these climate-related risks and opportunities, along with the analysis of sustainability macrotrends, led to the definition of a decarbonization strategy, which in turn has been incorporated within, and regularly influences, the Company’s Strategic Business Plan. To further address the potential impacts of climate change, CNH Industrial has implemented relevant projects and a number of other specific climate-related topics and has defined long-term strategic targets (e.g., CO2 emissions reduction in manufacturing plants, reduction of CO2 emissions in logistics processes, share of product portfolio available with natural gas powertrains).
There has been increasing interest in how climate change will impact the Group’s business. With reference to the climate related matters, a critical review was undertaken, and a focused analysis performed to identify, and consequently manage, the principal risks and uncertainties to which the Group is exposed. The most significant area of effort will be the management of water scarcity and waste and the reducing energy and GHG emissions in the supply chain area. CNH Industrial recognizes the importance of climate change risk and promotes a responsible use of resources and a reduction of the environmental impact of production to mitigate climate change. In this context, CNH Industrial Group has adopted an environmental policy that applies to all company locations and divisions and has set up a structure dedicated to control environmental pollution, waste, and water disposal as well as emission reduction.
In particular, considering the financial statements information are presented through historical values which, by their nature, do not fully capture future events, all significant assumptions and estimates underlying the preparation of the following items were subject to an analysis in order to identify and address the new uncertainties related to climate changes which could affect the business: going concern, inventory management, property, plant and equipment,

Company Financial Statements at December 31, 2021 247

goodwill, brands, intangible assets with a finite life, tax reliefs, revenue recognition, provisions and onerous contracts. The analysis conducted were based on the Group strategy outlined in the context of the global supply chain environmental targets and did not highlight any critical situations that cannot be attributable to and addressed in the ordinary course of the business.
Format of the financial statements
As a consequence of the acquisition in 2014 of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.
New standards and amendments effective from January 1, 2021
▪On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. These amendments had no impact on these Company Financial Statements. The Company intends to apply these amendments in the future periods if they become applicable.
Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company are the following:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.
Furthermore, at the date of the Company Financial Statements, the European Union has not yet completed its endorsement process for the amendments and improvements, as reported below.
The Company is currently evaluating the impact of the adoption of these amendments and improvements on its Company Financial Statements or disclosures:
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.
▪On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Company Financial Statements at December 31, 2021 248

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues
As a result and through the transfer in 2014 of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2021	2020
Revenues from:
Third parties	530,526	438,126
Group companies	929,244	775,444
Total Net revenues	1,459,770	1,213,570
Net revenues are made up of agricultural equipment sales for €1,377,647 thousand (€1,171,485 thousand in 2020) and construction equipment sales for €82,123 thousand (€42,085 thousand in 2020).
2. Selling, general and administrative costs
The Selling, general and administrative costs of €163,729 thousand in 2021 (€128,181 thousand in 2020) mainly comprise marketing, advertising, sales personnel costs and other expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.
3. Research and development costs
In 2021, Research and development costs of €23,234 thousand (€45,503 thousand in 2020) comprise all the research and development costs not recognized as assets in the year, amounting to €12,110 thousand (€21,660 thousand in 2020), and the amortization of capitalized development costs of €11,124 thousand (€23,843 thousand in 2020). During 2021, the Company incurred new expenditure for capitalized development costs of €5,042 thousand (€17,406 thousand in 2020).
4. Restructuring expenses
Restructuring expenses amount to €1,031 thousand in 2021 (€1,209 thousand in 2020) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.
5. Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, costs arising from the transition terms related to the changes to the current pension arrangement, indirect taxes and duties, net of income arising from operations which is not attributable to the sale of goods and services. The net amount of €35,393 thousand in 2021 (€7,749 thousand in 2020) is made up of €11,338 thousand (€8,598 thousand in 2020) related to Other income, more than offset by €46,731 thousand (€16,347 thousand in 2020) of Other costs. In 2021, Other costs primarily include costs associated with the Demerger for a total amount of €42,638 thousand, mainly for strategic advisors, consulting fees, tax and legal advisors, and finance expenses, as well as for other audit services for €4,175 thousand.
6. Financial income/(expenses)
The breakdown of financial income and expenses was as follows:

(€ thousand)	2021	2020
Financial income	72,761	72,541
Financial expenses	(141,842)	(131,681)
Total Financial income/(expenses)	(69,081)	(59,140)

Company Financial Statements at December 31, 2021 249

Financial income consisted of the following:

(€ thousand)	2021	2020
Financial income from Group companies	66,162	66,881
Interest income from banks	—	337
Currency exchange gains, net	6,599	5,323
Total Financial income	72,761	72,541
Financial income from Group companies includes fees charged to Group subsidiaries on guarantees issued in favor of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2021 is €12,921 thousand (€13,287 thousand in 2020).
The remaining income from Group companies of €53,241 thousand (€53,594 thousand in 2020) relates mainly to Interest income charged to Group companies in relation to loans granted to them.
Financial expenses consisted of the following:

(€ thousand)	2021	2020
Financial expenses payable to Group companies	96,085	79,879
Financial expenses payable to third parties	45,757	51,802
Currency exchange expenses, net	—	—
Total Financial expenses	141,842	131,681
Financial expenses payable to Group companies increased versus prior year by €16,206 thousand mainly due to the higher average outstanding debt due to the Group treasury companies. The increase was slightly offset by the lower interest rate applied.
Financial expenses payable to third parties decreased by €6,045 thousand compared to 2020, and this was essentially due to the decrease of Third parties funding, Bank loans and Commercial Papers.
7. Income taxes
A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2021	2020
Current taxes:
United Kingdom corporate income taxes	3,371	5,500
Italian corporate income taxes	7,878	4,813
Total current taxes	11,249	10,313
Deferred taxes for the period:
United Kingdom deferred taxes	—	—
Italian deferred taxes	(450)	773
Total deferred taxes for the period	(450)	773
Taxes relating to prior periods	1,877	(1,664)
Total Income tax benefit (expense)	12,676	9,422
The Italian current corporate income taxes credit of €7,878 thousand relates to tax losses of the CNH Industrial N.V. Italian branch utilized by the Italian fiscal unit.
The U.K. current corporate income taxes credit of €3,371 thousand relates to a current tax charge of €575 thousand for withholding taxes, a corporate income tax payable of €4,355 thousand and a current tax credit of €8,301 thousand for tax losses utilized in the CNH Industrial N.V. U.K. tax group.
The Italian deferred tax credit of €450 thousand relates to timing differences of the Italian branch.

Company Financial Statements at December 31, 2021 250

Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the U.K. and income taxes reported in the financial statements is as follows:

(€ thousand)	2021	2020
(Loss) before taxes	(55,461)	(72,151)
Weighted average U.K. statutory main corporation tax rate	19.00%	19.00%
Theoretical income tax (expense)	10,538	13,709
Current foreign tax expense	7,303	4,957
Tax effect of permanent differences	(13,903)	(7,113)
Deferred tax assets not recognized and write-down	7,311	(1,240)
Deferred taxes recognized in the Italian branch	(450)	773
Prior year adjustments	1,877	(1,664)
Current and deferred income tax recognized in the financial statements	12,676	9,422
CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in both 2021 and 2020.
Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. Amounts recognized and unrecognized are as follows:

(€ thousand)	2021	2020
Deferred tax assets arising:
In relation to Tax depreciation	5,411	6,495
In relation to Pension deficit	53,874	50,159
In relation to short timing differences	24,056	16,706
Total	83,341	73,360
Deferred tax liabilities arising from:
Capitalization of development costs	(17,250)	(8,770)
Total	(17,250)	(8,770)

Theoretical tax benefit arising from tax loss carryforwards	105,311	78,163
Adjustments for assets whose recoverability is not probable	(170,008)	(140,909)
Total net deferred tax assets	1,394	1,844
The losses can be carried forward indefinitely, provided that the Company carries on the same trade and continues the manufacturing activity in the United Kingdom.
The net deferred tax assets of €1,394 thousand relate to the Italian branch.
Adjustments for net deferred tax assets of €170,008 thousand (€140,909 thousand in 2020) have been made, as in the opinion of the management it cannot be regarded as probable that there will be taxable profits against which these net deferred tax assets can be recovered.
8. Result from Investments in Group companies and other equity interests
Result from Investments in Group companies and other equity interests was a profit of €1,513,099 thousand in 2021 (€593,901 thousand loss in 2020) and includes the Company’s share in the net profit or loss of the investees.

Company Financial Statements at December 31, 2021 251

9. Other information by nature of expense
The income statement includes personnel costs of €83,021 thousand in 2021 (€69,738 thousand in 2020), which consist of the following:

(€ thousand)	2021	2020
Wages and salaries	58,771	49,571
Defined benefit plans	4	399
Defined contribution plans and other social security costs	12,059	10,849
Other personnel costs	12,187	8,919
Total personnel costs	83,021	69,738
An analysis of the average number of employees by category is as follows:

	2021	2020
Managers	52	51
White-collar	339	345
Blue-collar	651	585
Average number of employees	1,042	981
None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.
10. Intangible assets
Changes in Intangible assets in 2021 and 2020 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total
Gross carrying amount Balance at December 31, 2019	1,968	198,632	14,678	31	74	215,383
Additions	—	17,406	568	3,361	—	21,335
Divestitures and other changes	—	(7,696)	193	—	—	(7,503)
Balance at December 31, 2020	1,968	208,342	15,439	3,392	74	229,215
Additions	—	5,042	1,629	5,046	4,107	15,824
Divestitures and other changes	—	(45,396)	—	(4,769)	—	(50,165)
Balance at December 31, 2021	1,968	167,988	17,068	3,669	4,181	194,874
Accumulated amortization and impairment losses
Balance at December 31, 2019	—	(117,965)	(11,942)	—	(74)	(129,981)
Amortization/Impairment	(1,593)	(23,843)	(1,647)	—	—	(27,083)
Divestitures and other changes	—	—	—	—	—	—
Balance at December 31, 2020	(1,593)	(141,808)	(13,589)	—	(74)	(157,064)
Amortization/Impairment		(11,124)	(998)	—	—	(12,122)
Divestitures and other changes	—	68,774	—	—	—	68,774
Balance at December 31, 2021	(1,593)	(84,158)	(14,587)	—	(74)	(100,412)
Carrying amount at December 31, 2020	375	66,534	1,850	3,392	—	72,151
Carrying amount at December 31, 2021	375	83,830	2,481	3,669	4,107	94,462
There were no Intangible Assets pledged as security at December 31, 2021 and 2020.

Company Financial Statements at December 31, 2021 252

11. Property, plant and equipment
Changes in Property, plant and equipment in 2021 and 2020 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Right-of-use-assets	Total
Gross carrying amount Balance at December 31, 2019	33,220	23,186	174,249	5,348	45,123	12,557	293,683
Additions	420	1,006	3,798	8,832	14,145	1,294	29,495
Divestitures and other changes	—	—	(236)	(5,157)	(14,227)	876	(18,744)
Balance at December 31, 2020	33,640	24,192	177,811	9,023	45,041	14,727	304,434
Additions	1,677	1,890	8,870	9,997	16,227	3,212	41,873
Divestitures and other changes	—	—	(70)	—	(11,636)	291	(11,415)
Balance at December 31, 2021	35,317	26,082	186,611	19,020	49,632	18,230	334,892
Accumulated depreciation and impairment losses
Balance at Balance at December 31, 2019	(23,878)	(11,521)	(147,233)	—	(19,333)	(3,142)	(205,107)
Depreciation	(1,372)	(1,153)	(8,447)	—	(2,054)	(3,254)	(16,280)
Divestitures and other changes	—	—	115	—	—	322	437
Balance at December 31, 2020	(25,250)	(12,674)	(155,565)	—	(21,387)	(6,074)	(220,950)
Depreciation	(1,395)	(1,260)	(7,556)	(12,841)	(1,954)	(3,142)	(28,148)
Divestitures and other changes	—	—	30	—	—	823	853
Balance at December 31, 2021	(26,645)	(13,934)	(163,091)	(12,841)	(23,341)	(8,393)	(248,245)
Carrying amount at December 31, 2020	8,390	11,518	22,246	9,023	23,654	8,653	83,484
Carrying amount at December 31, 2021	8,672	12,148	23,520	6,179	26,291	9,837	86,647
At December 31, 2021, right-of-use assets refer primarily to lease contracts for industrial buildings of €8,248 thousand (€6,563 thousand at December 31, 2020), plant, machinery and equipment of €741 thousand (€1,124 thousand at December 31, 2020), and other assets of €845 thousand (€965 thousand at December 31, 2020).
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense for these leases on a straight-line basis over the lease term (see Note 21 "Non-current debt"). Lease expense recognized in 2021, for short-term and low-value leases were €472 thousand and €124 thousand, respectively (€469 thousand and €143 thousand, respectively, in 2020).
There were no Tangible Assets pledged as security at December 31, 2021 and 2020.

Company Financial Statements at December 31, 2021 253

12. Financial fixed assets
At December 31, 2021, Investments and other financial assets totaled €16,148,723 thousand and were as follows:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Investments in Group companies and other equity interests	14,772,772	12,401,414	2,371,358
Other financial assets	1,374,557	1,312,530	62,027
Deferred tax assets	1,394	1,844	(450)
Total financial fixed assets	16,148,723	13,715,788	2,432,935
Investments in Group companies and other equity interests
At December 31, 2021, Investments in Group companies and other equity interests totaled €14,772,772 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2021	At December 31, 2020
Balance at beginning of year	12,401,414	13,179,123
Contribution to Investments in Group companies and other equity interests	1,868,602	784,910
Acquisitions	765,781	6,150
Repayment of Capital Reserves	(538,140)	—
Disposal	(1,326,920)	—
Result from Investments in Group companies and other equity interests	1,513,099	(593,901)
Dividend received	(448,971)	(48,856)
Cumulative translation adjustments and other OCI movements	515,640	(939,201)
Other	22,267	13,189
Balance at end of year	14,772,772	12,401,414
The item Other primarily includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
In 2021, in view of the Demerger, some subsidiaries were involved in a series of internal transactions in order to optimize the Group structure and facilitate the transfer of the subsidiaries belonging to the On-Highway business, now part of Iveco Group since January 1, 2022.
“Contribution to Investments in Group companies and other equity interests”, “Acquisitions”, “Repayments of Capital Reserves” and “Disposal” include the impact of the various transfers which were part of the overall project.
A list of Company’s investments has been included under Appendix of this Annual Report.
Other financial assets
At December 31, 2021, Other financial assets totaled €1,374,557 thousand, as represented below:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Other financial assets	1,331,611	1,255,909	75,702
Fees receivable for guarantees issued	42,946	56,621	(13,675)
Total Other financial assets	1,374,557	1,312,530	62,027
At December 31, 2021, Other financial assets are represented by two U.S. dollar term loans facilities granted to Case New Holland Industrial Inc. In addition, Case New Holland Industrial Inc. issued a Promissory Note to the Company.
The first term loan was issued in August 2016 with maturity date August 15, 2023, consisting of a first tranche having fixed interest rate in the principal amount of $450 million or €397,316 thousand ($450 million or €366,718 thousand in 2020), and a second tranche having floating interest rate in the principal amount of $150 million or €132,439 thousand ($150 million or €122,239 thousand in 2020).
The second one was issued on November 14, 2017, with maturity date November 15, 2027, for a principal amount of $500 million or €441,462 thousand ($500 million or €407,465 thousand in 2020). The interest rate is fixed.
The increase of the carrying value of the two U.S. dollar term loans of €75,702 thousand is due to foreign exchange movement as the U.S. dollar strengthened against the euro during the current year.
Company Financial Statements at December 31, 2021 254

On August 25, 2017, Case New Holland Industrial Inc. issued a Promissory Note to the Company in the principal amount of €350 million, with a maturity date of August 25, 2024. The Promissory Note carries a floating interest rate.
Moreover, Other financial assets include accrued interest charges related to the term loan facilities for €10,394 thousand (€9,487 thousand in 2020).
At December 31, 2021, the remaining amount of €42,946 thousand (€56,621 thousand in 2020) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies (see also Note 21 "Non-current debt").
The decrease of €13,675 thousand is mainly due to the reduction of the percentage applied for the commissions calculated on the guarantees issued and the amount of the guarantees issued.
Deferred tax assets
For Deferred tax assets comment see Note 7 "Income taxes".
13. Inventories

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Raw materials	67,819	51,345	16,474
Finished goods	48,971	44,389	4,582
Work in progress	18,997	9,952	9,045
Total Inventories	135,787	105,686	30,101
There were no inventories pledged as security at December 31, 2021 and 2020. At December 31, 2021 and 2020, Inventory amounts are net of the obsolescence reserve of €7,331 thousand and €6,881 thousand, respectively.
14. Trade receivables
At December 31, 2021, trade receivables totaled €292,482 thousand, a net increase of €20,694 thousand over year-end 2020, and they are essentially attributable to the operations of Basildon plant and almost entirely related to Group companies. These amounts are net of a provision of €384 thousand (€366 thousand for 2020).
The carrying amount of trade receivables is deemed to approximate their fair value.
All trade receivables are due within one year and there are no significant overdue balances.
15. Current financial receivables
At December 31, 2021, current financial receivables amounted to €278,517 thousand, a net increase of €86,082 thousand over year-end 2020. The item may be specified as follows:

	At December 31, 2021				At December 31, 2020
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Assets from derivative financial instruments	3,511	—	—	3,511	10,319	—	—	10,319
CNH Industrial Finance Europe S.A.	274,856	—	—	274,856	181,272	—	—	181,272
Other current financial receivables	150	—	—	150	844	—	—	844
Total Current financial receivables	278,517	—	—	278,517	192,435	—	—	192,435
Current financial receivables are mainly made up of short-term financial receivables from CNH Industrial Finance Europe S.A., the Group Treasury company, for €274,856 thousand at December 31, 2021 (€181,272 thousand at December 31, 2020). Such financial receivables bear floating interest at market rate and their carrying amount is deemed to approximate their fair value.
Assets from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date. Derivative instruments are classified as Level 2 in the fair value hierarchy. CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

Company Financial Statements at December 31, 2021 255

16. Other current assets
At December 31, 2021, other current assets amounted to €85,506 thousand, a net increase of €13,693 thousand compared to December 31, 2020, and consisted of the following:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Receivables from Group companies for consolidated Italian corporate tax	51,654	41,077	10,577
Receivables from Group companies for consolidated U.K. corporate tax	19,052	6,036	13,016
VAT receivables	506	684	(178)
Other indirect and direct taxes	5,136	4,857	279
Other receivables from Group companies and other related parties	315	12,500	(12,185)
Other current receivables	8,843	6,659	2,184
Total Other current assets	85,506	71,813	13,693
Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.
Receivables from Group companies for consolidated U.K. corporate tax relate to taxes calculated on the taxable income contributed by U.K. subsidiaries participating in the domestic tax consolidation program.
Following Brexit, the Italian VAT tax consolidation scheme was discontinued starting from January 1, 2020 and, as a result, the Group’s subsidiaries directly manage relations with the Italian Tax Authority, thereby significantly reducing relations with the parent company.
Other current assets are entirely due within one year.
17. Cash and cash equivalents

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Cash at banks	1	4	(3)
Restricted cash	99,002	69,115	29,887
Total Cash and cash equivalents	99,003	69,119	29,884
At December 31, 2021, Cash and cash equivalents totaled €99,003 thousand and represented amounts held in euro and other currency denominated current accounts. The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.
Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the net liability relating to Pension plans in the U.K.

Company Financial Statements at December 31, 2021 256

18. Iveco Group Business Spin-off

(€ thousand)	% owned	At December 31, 2021
Investments in Group companies and other equity interest
Iveco Capital Solutions S.p.A.	100.000%	365,188
FPT Industrial S.p.A.	100.000%	930,494
OOO Iveco Russia	99.960%	39,969
Iveco S.p.A.	100.000%	535,261
Iveco Arac Sanayi VE Ticaret A.S.	100.000%	33,567
Transolver Finance Establecimiento Financiero De Credito S.A.	49.000%	34,834
CNH Industrial Capital Ltd	100.000%	61,966
Iveco Trucks Australia Ltd	100.000%	49,136
ON Highway Brasil Ltda	99.998%	168,125
CNH Industrial Financial Service S.A.	100.000%	199,629
CNH Industrial SA (Pty) Ltd	100.000%	28,731
Iveco Poland Sp. ZO.O.	100.000%	22,952
FPT Industrial Brasil Ltda	100.000%	39,291
Iveco Magirus AG	88.340%	37,162
Iveco Belgium NV	98.983%	32,711
New Business Netherlands Holding B.V.	100.000%	1,152,546
Cifins S.p.A.	50.000%	93,054
Other minor Investments in Group companies which were demerged		32,384
Total Assets to be demerged		3,857,000
Financial payables to CNH Industrial Finance S.p.A.		(1,568,000)
Net Assets to be demerged		2,289,000
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the "Demerger"), effective January 1, 2022.
As the transaction took effect on January 1, 2022, the Company financial statements for the year ended December 31, 2021 relate to CNH Industrial Pre-Demerger.
The share of the profit of Iveco Group Business was recognized within the line item “Result from Investments in Group companies and other equity interests” and amounts to €52,000 thousand (excluding non-controlling interests).
The above value of net assets to be demerged is equivalent to the effect of the Demerger on equity. The amount of €2,289,000 thousand reduced the Capital Reserves of the Company as at January 1, 2022.
As values for the Demerger are based on the reported carrying amounts, and in these Company financial statements the Investments in subsidiaries are accounted for using the equity method, no gains or losses were recognized and, accordingly, the above items were also transferred to Iveco Group N.V at their book value as resulting in the Company Financial Statements at December 31, 2021.
The short term financial payables to CNH Industrial Finance S.p.A. relate to an unsecure uncommitted revolving credit facility which was transferred to Iveco Group N.V. for a total amount of €1,568,000 thousand. The amount was fully paid by Iveco Group N.V. in January 2022.

Company Financial Statements at December 31, 2021 257

19. Equity
Changes in shareholders’ equity during 2020 and 2021 were as follows:

	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total
At December 31, 2019	17,609	(132,202)	2,430,632	(765,752)	2,753,915	1,875,196	780,723	6,960,121
Allocation of prior year result	—	—	—	—	—	780,723	(780,723)	—
Dividend distributed	—	—	—	—	—	—	—	—
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	38,974	(5,903)	—	—	—	—	33,071
Result for the year	—	—	—	—	—	—	(656,630)	(656,630)
Current period change in OCI, net of taxes	—	—	—	(927,848)	—	—	—	(927,848)
Other movements	—	—	(11,381)	—	—	22,763	—	11,382
Legal reserve	—	—	—	—	(158,535)	158,535	—	—
At December 31, 2020	17,609	(93,228)	2,413,348	(1,693,600)	2,595,380	2,837,217	(656,630)	5,420,096
Allocation of prior year result	—	—	—	—	—	(656,630)	656,630	—
Dividend distributed	—	—	—	—	—	(148,967)	—	(148,967)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	21,423	62,608	—	—	—	—	84,031
Result for the year	—	—	—	—	—	—	1,470,314	1,470,314
Current period change in OCI, net of taxes	—	—	—	563,771	—	—	—	563,771
Other movements	—	—	846	—	—	20,292	—	21,138
Legal reserve	—	—	—	—	158,608	(158,608)	—	—
At December 31, 2021	17,609	(71,805)	2,476,802	(1,129,829)	2,753,988	1,893,304	1,470,314	7,410,383
Other movements of Retained profit/(loss) includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €7,410 million as of December 31, 2021 is in line with the Consolidated equity (excluding non-controlling interest) of $8,393 million converted using the exchange rate as of December 31, 2021 of 1.1326. In addition, the Company profit for the year of €1,470 million equals the consolidated profit (excluding non-controlling interest) of $1,739 million converted using the average exchange rate for 2021 of 1.1827.
The increase in equity of €1,990,287 thousand over year-end 2020 is mainly the result of the profit for the year of €1,470,314 thousand, the positive changes in Other comprehensive income arising from the positive effect of currency translation differences of €530,797 thousand, from the gains on the remeasurement of defined benefit plans of €131,897 thousand, and from the positive impact of the transactions accounted for under the Cash flow hedge reserves of €16,064 thousand, partly offset by the losses on the remeasurement of Equity Investments at fair value through OCI of €114,987 thousand.
The positive effect of currency translation differences of €530,797 thousand includes the valuation of the opening balances of Equity converted using the exchange rate as of December 31, 2021 of 1.1326.
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2021, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,356,077,000 common shares outstanding, net of 8,323,196 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,218,250 special voting shares outstanding, net of 25,256,026 special voting shares held in treasury by the Company as described in the section below).
Effects of the Demerger on the share capital of CNH Industrial N.V.
The share capital of CNH Industrial N.V. did not change as result of the Demerger on January 1, 2022. CNH Industrial N.V. also did not receive any shares in Iveco Group N.V. as a part of the Demerger, as the portion of the shares held in treasury by CNH Industrial N.V. was not eligible to be part of the Demerger and allocation of Iveco Group N.V. shares.

Company Financial Statements at December 31, 2021 258

Changes in the composition of the share capital of CNH Industrial during 2021 and 2020 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	3,778,354	3,778,354	—	(16,623,012)	(16,623,012)	—	(12,844,658)	(12,844,658)
Cancellation of shares	—	—	—	—	—	—	—	—	—
Total CNH Industrial N.V. shares at December 31, 2020	1,364,400,196	(10,489,725)	1,353,910,471	396,474,276	(25,146,122)	371,328,154	1,760,874,472	(35,635,847)	1,725,238,625
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	2,166,529	2,166,529	—	(109,904)	(109,904)	—	2,056,625	2,056,625
Total CNH Industrial N.V. shares at December 31, 2021	1,364,400,196	(8,323,196)	1,356,077,000	396,474,276	(25,256,026)	371,218,250	1,760,874,472	(33,579,222)	1,727,295,250
During the years ended December 31, 2021 and 2020, 109.904 million and 16.6 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2021 and 2020, the Company delivered 2.2 million and 3.8 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

Company Financial Statements at December 31, 2021 259

Dividend Proposal and appropriation of the result
On March 1, 2022, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.28 per common share, totaling approximately €380 million (equivalent to approximately $426 million, translated at the exchange rate reported by the European Central Bank on February 25, 2022). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2022.
If the proposed dividend is approved, it is expected that the dividend will be paid on May 4, 2022 on the outstanding common shares. The record date for the dividend will be April 20, 2022 on both Euronext Milan and NYSE and the outstanding common shares will be quoted ex-dividend from April 19, 2022.
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
On April 15, 2021, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 3, 2021 by the Board of Directors. The cash dividend was declared in euro and paid on May 5, 2021 for a total amount of $178 million (€149 million).
The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Loyalty voting Program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.

Company Financial Statements at December 31, 2021 260

Shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the Euronext Milan. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the Euronext Milan and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price).
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Directors. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2021, the Company repurchased no shares of its common stock on the Euronext Milan and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2021, the Company held 8.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $ 80.6 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2022 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2021, the Company acquired approximately 109.904 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2021, the Company held 25.3 million special voting shares in treasury.
Effects of the Demerger on the treasury shares held CNH Industrial N.V.
CNH Industrial N.V. did not receive any shares in Iveco Group as a part of the Demerger, the portion of the shares held in treasury by CNH Industrial N.V. was not eligible to be part of the Demerger and consequent allotment of Iveco Group N.V. shares.
Capital reserves
At December 31, 2021, capital reserves amounting to €2,477 million (€2,413 million at December 31, 2020) mainly consist of the share premium deriving from the Merger.
Effects of the Demerger on the Capital reserves of CNH Industrial N.V.
The value of the net assets to be demerged equals to €2,289 million and will reduce the Capital reserves of CNH Industrial N.V. accordingly.

Company Financial Statements at December 31, 2021 261

Legal reserves
As of December 31, 2021, legal reserves amounted to €1,624 million (€902 million at December 31, 2020) and mainly relate to unrealized currency translation losses and other OCI components for a net negative amount of €1,130 million, and other reserves for €2,754 million.
Other OCI components includes primarily net unrealized actuarial losses related to the defined benefit plans which as of December 31, 2021 amounted to €298 million (€469 million at December 31, 2020). This part is considered distributable reserve. Being a negative amount, it reduced the overall amount available to the distribution.
As a consequence, the total amount considered not distributable as of December 31, 2021 equaled to €2,772 million (€2,613 million at December 31, 2020). As a result, the distributable reserves as at December 31, 2021 amounted to €4,639 million.
Other reserves are made up by research and development costs capitalized by the Company for €5 million and by the equity investments for €1,806 million (€17 million and €1,765 million, respectively, at December 31, 2020), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €511 million (€376 million at December 31, 2020) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €432 million (€437 million at December 31, 2020).
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.
Share-based compensation
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).
For more information on Share-based compensation see Note 21 "Equity" of the Consolidated Financial Statements.
20. Provisions for employee benefits
CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.
The Company provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2021 and 2020, CNH Industrial N.V. recorded expenses of €12,059 thousand and €10,849 thousand, respectively, for its defined contribution plans, inclusive of social security contributions in the categories as described above.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.
Pension plans
The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.
Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.
Following collective consultation with members of the United Kingdom defined benefit pension plans, these arrangements closed to future accrual on January 31, 2020. Active employees were transferred to the Company’s, market competitive, defined contribution arrangement.

Company Financial Statements at December 31, 2021 262

The benefits accrued for active members up to January 31, 2020 were not affected by the closure. The closure to future accrual also had no impact on deferred or pensioner members of the plans.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2021 and 2020 are as follows:

(€ thousand)	At December 31, 2021	At December 31, 2020
Post-employment benefits:
Pension plans	203,856	263,995
Other	698	660
Total Post-employment benefits	204,554	264,655
Other long-term employee benefits	405	402
Total Provision for employee benefits	204,959	265,057
The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2021 and in 2020 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2020	Provision	Utilization	Other changes	At December 31, 2021
Other long-term employee benefits	402	72	(78)	9	405
Total	402	72	(78)	9	405

(€ thousand)	At December 31, 2019	Provision	Utilization	Other changes	At December 31, 2020
Other long-term employee benefits	323	63	(36)	52	402
Total	323	63	(36)	52	402

Company Financial Statements at December 31, 2021 263

Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2021 and 2020 are as follows:

	Pension plans		Other
	At December 31,		At December 31,
(€ thousand)	2021	2020	2021	2020
Present value of funded obligations	1,137,116	1,102,264	698	660
Less: Fair value of plan assets	(933,261)	(838,269)	—	—
Deficit/(surplus)	203,855	263,995	698	660
Net liability/(Net asset)	203,855	263,995	698	660

Amounts at year-end:
Liabilities	203,855	263,995	698	660
Assets	—	—	—	—
Net liability	203,855	263,995	698	660
Changes in the present value of post-employment obligations in 2021 and 2020 are as follows:

	Pension plans		Other
(€ thousand)	2021	2020	2021	2020
Present value of obligation at the beginning of the year	1,102,264	1,118,387	660	653
Current service cost	—	403	4	6
Interest expense	11,689	17,517	(2)	(1)
Other costs	974	765	—	—
Contribution by plan participants	—	6	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	794	11,986	(2)	1
Actuarial losses/(gains) from changes in financial assumptions	(10,462)	87,911	15	(1)
Other remeasurements	(392)	(31,034)	61	14
Total remeasurements	(10,060)	68,863	74	14

Exchange rate differences	76,118	(60,457)	—	—
Benefits paid	(43,869)	(43,332)	(54)	(15)
Past service cost	—	112	—	—
Change in scope of consolidation	—	—	16	3
Present value of obligation at the end of the year	1,137,116	1,102,264	698	660
In 2021 and 2020 Other remeasurements mainly include the amount of experience adjustments.

Company Financial Statements at December 31, 2021 264

In 2021 and 2020 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2021	2020
Fair value of plan assets at the beginning of the year	838,269	794,319
Interest income	8,905	12,503

Remeasurements:
Return on plan assets	40,906	74,056
Actuarial gains/(losses) from changes in financial assumptions	—	—
Total remeasurements	40,906	74,056

Exchange rate differences	59,427	(43,520)
Contribution by employer	29,622	44,238
Contribution by plan participants	—	6
Benefits paid	(43,869)	(43,333)
Fair value of plan assets at the end of the year	933,260	838,269
Net benefit cost/(income) recognized during 2021 and 2020 is as follows:

	Pension plans		Other
(€ thousand)	2021	2020	2021	2020
Service cost:
Current service cost	—	403	4	6
Past service cost and (gain)/loss from curtailments and settlements	—	113	—	—
Total Service cost	—	516	4	6
Net interest expense	2,784	5,013	(2)	(1)
Other costs	974	765	—	—
Net benefit cost/(income) recognized to profit or loss	3,758	6,294	2	5

Remeasurements:
Return on plan assets	(40,906)	(74,056)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	794	11,986	(1)	1
Actuarial losses/(gains) from changes in financial assumptions	(10,462)	87,911	14	(1)
Other remeasurements	(392)	(31,034)	61	14
Total remeasurements	(50,966)	(5,193)	74	14
Exchange rate differences	16,691	(16,937)	—	—
Net benefit cost/(income) recognized to other comprehensive income	(34,275)	(22,130)	74	14
Total net benefit cost/(income) recognized during the year	(30,517)	(15,836)	76	19
The weighted average durations of post-employment benefits are as follows:

N° of years
Pension plans	16
Other	7

Company Financial Statements at December 31, 2021 265

Assumptions
Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end
	At December 31, 2021		At December 31, 2020
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	1.85	0.72	1.30	0.24
Weighted-average rate of compensation increase	N/A	1.56	N/A	1.26

	Assumptions used to determine expense at year-end
	At December 31, 2021		At December 31, 2020
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	1.30	0.24	1.88	0.50
Weighted-average rate of compensation increase	N/A	1.26	3.50	1.20
Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.
Assumed discount rates have a significant effect on the amount recognized in the 2021 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ thousand)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2021	(156,000)	197,000
Plan assets
The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.
Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by it. The fair value of the plan assets at December 31, 2021 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

	At December 31, 2021
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	922,000	—	922,000
Total other types of investments	—	922,000	—	922,000
Cash and cash equivalents	11,000	—	—	11,000
Total	11,000	922,000	—	933,000
(1)    This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Company Financial Statements at December 31, 2021 266

The fair value of the plan assets at December 31, 2020 may be disaggregated by asset class and level as follows.

	At December 31, 2020
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	833,000	—	833,000
Total other types of investments	—	833,000	—	833,000
Cash and cash equivalents	5,000	—	—	5,000
Total	5,000	833,000	—	838,000
(1)    This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Fair value levels presented in the tables above are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

Contribution
CNH Industrial expects to contribute approximately €40 million to its pension plans in 2021.
The best estimate of expected benefit payments in 2022 and in the following ten years is as follows:

	Expected benefit payments
(€ thousand)	2022	2023	2024	2025	2026	2027 to 2032	Total
Post-employment benefits:
Pension plans	41,557	42,126	42,999	44,250	45,386	242,280	458,598
Other	28	33	19	12	103	178	373
Total Post-employment benefits	41,585	42,159	43,018	44,262	45,489	242,458	458,971

Other long-term employee benefits	71	23	41	17	22	69	243
Total	41,656	42,182	43,059	44,279	45,511	242,527	459,214
Potential outflows in the years after 2022 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

21. Other provisions
Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2020	Charged to profit and loss	Utilization	Other movements	At December 31, 2021
Warranty and incentives	64,643	111,294	(111,766)	17,814	81,985
Restructuring provision	0	—	—	—	—
Modification and campaign	934	3,986	(2,805)	(209)	1,906
Other provisions	51,165	1,786	(11,276)	(115)	41,560
Total Other provisions	116,742	117,066	(125,847)	17,490	125,451
The item Other provisions consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service, and in addition it includes the amounts set up by the Company in connection with other risks and other charges.

Company Financial Statements at December 31, 2021 267

22. Non-current debt

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Bonds	973,639	908,196	65,443
Financial guarantees	42,946	56,621	(13,675)
Lease liabilities	10,393	8,736	1,657
Total Non-current debt	1,026,978	973,553	53,425

At December 31, 2021, Non-current debt totaled €1,026,978 thousand and consisted mainly of two Bonds:
▪$600 million at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €538,630 thousand at December 31, 2021 (€498,904 thousand at December 31, 2020). At December 31, 2021, the fair value of the bond is €556,936 thousand (€542,391 thousand at December 31, 2020).
▪$500 million at an interest rate of 3.85%, due on November 15, 2027, issued by the Company in November 2017. The outstanding amount at year end is $500 million. The bond is valued using the amortized cost, for a corresponding amount of €435,008 thousand at December 31, 2021 (€409,292 thousand at December 31, 2020). At December 31, 2021, the fair value of the bond is €441,462 thousand (€462,823 thousand at December 31, 2020).
The increase of the carrying value of the two Bonds of €65,443 thousand is mainly driven by the foreign exchange movement as the U.S. dollar strengthened against the euro during the current year.
The two Bonds are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The two bonds issued by the Company contain commitments of the issuer which are typical of international practice for bonds issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2021 there were no breaches of such commitments.
The Company intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
At December 31, 2021, Non-current debt included also the item financial guarantees for €42,946 thousand (€56,621 thousand in 2020) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 12 "Other financial assets") is considered the best estimate of the fair value of those guarantees.
At December 31, 2021 liabilities from leases amounted to €10,393 thousand, (€8,736 thousand at December 31, 2020), of which €2,851 thousand (€2,711 thousand at December 31, 2020) due within one year, and the remaining part of €7,542 thousand (€6,025 thousand at December 31, 2020) is due between one and five years.
At December 31, 2021, €3,238 thousand (€3,172 thousand at December 31, 2020) for the principal portion of lease liabilities and €158 thousand (€187 thousand at December 31, 2020) for interest expenses related to lease liabilities were paid.

Company Financial Statements at December 31, 2021 268

The following table sets out a maturity analysis of undiscounted lease liabilities at December 31, 2021:

(€ thousand)	At December 31, 2021	At December 31, 2020
Less than one year	2,965	2,846
One to two years	2,415	1,991
Two to three years	1,883	1,663
Three to four years	1,831	1,291
Four to five years	1,751	1,280
More than five years	—	—
Total undiscounted lease payments	10,845	9,071
Less: Interest	(452)	(335)
Total Lease liabilities	10,393	8,736
At December 31 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 4 years and 2.3%, respectively (4 years and 2.4%, respectively, at December 31, 2020).

23. Trade payables
At December 31, 2021, trade payables totaled €374,477 thousand, representing a net increase of €69,577 thousand compared to December 31, 2020, and consisted of the following:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Trade payables to third parties	200,109	189,518	10,591
Trade payables to other related parties	779	224	555
Intercompany trade payables	173,589	115,158	58,431
Total Trade payables	374,477	304,900	69,577
Trade payables include payables for goods and services.
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.
24. Current financial liabilities
At December 31, 2021, current financial liabilities totaled €7,910,035 thousand, a €530,798 thousand increase over December 31, 2020, and related to:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Current account with CNH Industrial Finance S.p.A.	2,164,509	1,638,316	526,193
Current account with CNH Industrial Finance Europe S.A.	5,730,630	5,286,023	444,607
Bank loans	—	450,000	450,000
Accrued interest expense	6,962	3,865	3,097
Liability from derivative financial instruments	7,934	1,033	6,901
Total Current financial liabilities	7,910,035	7,379,237	530,798
The short term financial payables to CNH Industrial Finance Europe S.A. relate to an unsecured uncommitted revolving credit facility agreement with CNH Industrial Finance Europe S.A., where the latter has made available to CNH Industrial N.V. an uncommitted facility in a maximum aggregate amount of €6.5 billion.
The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. Such credit facilities are unsecured.
At December 31, 2021 the current financial payables to be transferred from the Company to Iveco Group N.V. pursuant to the Demerger as at January 1, 2022, amounted to €1,568,000 thousand (see Note 18).
The carrying amount of those liabilities is deemed to be in line with their fair value.
On March 22, 2021 and on June 23, 2021, the Company reimbursed the two bank loans of €300,000 thousand and €150,000 thousand, respectively.
The first bank loan of €300,000 thousand had the maturity date January 19, 2022, but it was repaid in advance.

Company Financial Statements at December 31, 2021 269

Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.
Derivative instruments are classified as Level 2 in the fair value hierarchy.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.
25. Other debt
At December 31, 2021, other debt totaled €168,844 thousand, a net increase of €46,165 thousand over December 31, 2020, and included the following:

(€ thousand)	At December 31, 2021	At December 31, 2020	Change
Other debt:
- Intercompany debt:
- Consolidated Italian corporate tax	43,776	37,460	6,316
- Consolidated VAT	—	0	—
- Other	12	5,011	(4,999)
Total intercompany debt	43,788	42,471	1,317
Current amounts payable to employees, social security, directors	12,852	10,394	2,458
Taxes payable-indirect tax	29,501	23,052	6,449
Accrued expenses	74,161	40,502	33,659
Other	8,542	6,260	2,282
Total Other debt	168,844	122,679	46,165
Intercompany debt for consolidated Italian corporate tax of €43,776 thousand (€37,460 thousand at December 31, 2020) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2021, in relation to which CNH Industrial N.V. is the consolidating entity.
Following Brexit, the Italian VAT tax consolidation scheme was discontinued starting from January 1, 2020 and, as a result, the Group’s subsidiaries directly manage relations with the Italian Tax Authority, thereby significantly reducing relations with the parent company. Hence the reduction in intercompany VAT receivables and payables.
At December 31, 2021, Taxes payable-indirect tax consisted of VAT payable due in the U.K.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.
26. Guarantees, commitments and contingent liabilities
Guarantees issued
At December 31, 2021, Guarantees issued totaled €4,174,336 thousand, decreasing by €753,760 thousand over December 31, 2020.
All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:
▪€3,643,548 thousand for ten bonds issued from CNH Industrial Finance Europe SA under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) due between 2022 and 2039;
▪€1,548 thousand for borrowings granted to Iveco Espana S.L;
▪€201,541 thousand for credit lines granted from different banks primarily to CNH Industrial America LLC, Iveco S.p.A. and CNH Industrial Finance Europe SA;
▪€144,766 thousand for sundry guarantees (including property lease guarantees) primarily in the interest of CNH Industrial America LLC and for good execution of works mainly granted in the interest of Iveco S.p.A.;
▪€182,933 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V.

Company Financial Statements at December 31, 2021 270

At December 31, 2021, there were no guarantees outstanding issued in the interest of entities other than subsidiaries of the Company.

Support Agreement in the interest of CNH Industrial Capital LLC (Financial Services)
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
A Support Agreement was issued in 2019 in the interest of CNH Industrial Capital Australia Pty. Limited, the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC.
For more information on our outstanding indebtedness, see Note 24 “Debt” to our Consolidated Financial Statements.
Other contingencies
Other contingencies are described in Note 27 “Commitments and contingencies” of the Consolidated Financial Statements.

27. Audit fees
The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2021	2020
Audit fees of the consolidated and company financial statements	10,495	10,250
Other audit services	5,038	1,036
Total Audit fees	15,533	11,286
Total Audit fees of €15,533 thousand also included audit of Ernst & Young Accountants LLP of €146 thousand (€144 thousand in 2020) for CNH Industrial N.V. Moreover Ernst & Young Accountants LLP performed other audit procedures relating to the issuance of comfort letters at bond offerings for €5 thousand (€35 thousand in 2020).
28. Board remuneration
Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Board Report of this Annual Report.
29. Subsequent events
CNH Industrial has evaluated subsequent events through March 1, 2022, which is the date the financial statements were authorized for issuance, and identified the following:
▪Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. (See Note 18)

Company Financial Statements at December 31, 2021 271

▪On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable.
▪On January 7, 2022 Fitch upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'.
▪On February 22, 2022, CNH Industrial N.V. held an Investors Day, presenting its Strategic Business Plan for the years 2022 to 2024.
▪On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. The Rating Outlook is stable.
▪In order to optimize the capital structure of the Company and to meet the obligations arising from the Company's equity incentive plans, on March 1, 2022, CNH Industrial announced a share buy-back program (the "Program") up to €100 million, within the framework of the authorization granted by the Shareholders’ Meeting held on April 15, 2021, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting. The purchases will be carried out on the Italian Stock Exchange (Euronext Milan) and on multilateral trading facilities (MTFs), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan minus 10% (minimum price). The actual timing, number and value of common shares repurchased under the Program will depend on various factors, including market conditions, general business conditions, and compliance with applicable legal requirements. The Program does not oblige the Company to repurchase any common shares, and it may be suspended, discontinued, or modified upwards at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

Company Financial Statements at December 31, 2021 272

March 1, 2022

The Board of Directors

Suzanne Heywood
Scott W. Wine
Léo W. Houle
Catia Bastioli
Howard W. Buffett
John Lanaway
Alessandro Nasi
Vagn Sørensen
Åsa Tamsons

Company Financial Statements at December 31, 2021 273

OTHER INFORMATION
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.
Appropriation of the result of the year
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
Dividends under Articles of Association provisions
Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:
1.The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.
2.The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
3.From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
4.The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
5.Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.
6.Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
7.The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
8.The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
9.The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the

Other Information 274

policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.
10.The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
11.Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
12.Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Other Information 275

APPENDIX - CNH INDUSTRIAL GROUP AT DECEMBER 31, 2021
CONTINUING OPERATIONS

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Controlling company
Parent Company
CNH Industrial N.V.	Amsterdam	Netherlands	17,608,745	EUR	—	—	—	—
Subsidiaries consolidated on a line-by-line basis
Aerostar Integrated Systems, LLC	Wilmington	U.S.A.	1	USD	100.00	Aerostar International, Inc.	100.000
Aerostar International, Inc.	Pierre	U.S.A.	6,000	USD	100.00	Raven Industries, Inc.	100.000
Aerostar Technical Solutions, Inc.	Glendale	U.S.A.	1,000	USD	100.00	Aerostar International, Inc.	100.000
AgDNA Pty Ltd.	St. Marys	Australia	2,175,120	AUD	100.00	CNH Industrial N.V.	100.000
AgDNA Technologies	Carson City	U.S.A.	120	USD	100.00	AgDNA Pty Ltd.	100.000
AgDNA Technologies Pty Ltd.	St. Marys	Australia	2	AUD	100.00	AgDNA Pty Ltd.	100.000
ATD Holding Company, Inc.	Pierre	U.S.A.	NaN	USD	100.00	Raven Industries, Inc.	100.000
ATI, Inc.	Mt. Vernon	U.S.A.	NaN	USD	100.00	CNH Industrial America LLC	100.000
Banco CNH Industrial Capital S.A.	Curitiba	Brazil	940,451,054	BRL	100.00	New Holland Ltd	99.329
						CNH Industrial Brasil Ltda.	0.671
BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000
Blue Leaf Insurance Company	Colchester	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000
Case Baumaschinen AG	Kloten	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000
Case France NSO	Morigny-Champigny	France	7,622	EUR	100.00	CNH Industrial France	100.000
CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000
Case New Holland Construction Equipment (India) Private Limited	New Delhi	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000
						CNH Industrial America LLC	50.000
Case New Holland Industrial Inc.	Wilmington	U.S.A.	55	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 276

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000
CIFINS S.p.A.(1)	Turin	Italy	40,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH (China) Management Co., Ltd.	Shanghai	People's Rep.of China	207,344,542	USD	100.00	CNH Industrial N.V.	100.000
CNH ARGENTINA S.A.	Buenos Aires	Argentina	8,147,618,291	ARS	100.00	CNH Industrial Brasil Ltda.	94.982
						CNHI COMERCIO DE PEÇAS LTDA	5.018
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	—	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000
CNH Industrial (Harbin) Machinery Co. Ltd.	Harbin	People's Rep.of China	140,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (India) Private Limited	New Delhi	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (Thailand) Ltd.	Samut Prakarn	Thailand	354,500,000	THB	100.00	CNH Industrial N.V.	100.000
CNH Industrial AG and CE (PTY) LTD.	Centurion	South Africa	185,455,900	ZAR	100.00	CNH Industrial N.V.	100.000
CNH Industrial America LLC	Wilmington	U.S.A.	—	USD	100.00	Case New Holland Industrial Inc.	100.000
CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	114,100,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Baumaschinen GmbH	Heilbronn	Germany	61,355,030	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Belgium	Zedelgem	Belgium	106,081,158	EUR	100.00	CNH Industrial N.V.	88.828
						New Holland Holding Limited	11.172
CNH Industrial Brasil Ltda.	Nova Lima	Brazil	3,512,501,440	BRL	100.00	New Holland Ltd	100.000
CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital (India) Private Limited	New Delhi	India	3,972,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People's Rep.of China	20,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000
CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000
CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	1,003,782,818	ARS	100.00	CNH Industrial N.V.	79.790
						CNH ARGENTINA S.A.	20.210
CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 277

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Industrial Capital Corretora de Seguros Administração e Serviços Ltda.	Curitiba	Brazil	100,000	BRL	100.00	CNHI COMERCIO DE PEÇAS LTDA	99.990
						CNH Industrial Brasil Ltda.	0.010
CNH Industrial Capital LLC	Wilmington	U.S.A.	—	USD	100.00	CNH Industrial America LLC	100.000
CNH Industrial Capital Russia LLC	Moscow	Russia	640,740,000	RUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital Solutions S.p.A.	Turin	Italy	53,031,539	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital South America SpA	Las Condes	Chile	5,000,000	USD	100.00	New Holland Ltd	100.000
CNH Industrial Danmark A/S	Albertslund	Denmark	12,000,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial N.V.	10.000
CNH Industrial Europe Holding S.A. in liquidation	Luxembourg	Luxembourg	100,000,002	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Exports Inc.	Wilmington	U.S.A.	3,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance North America, Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Kutno sp. z o.o.	Kutno	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000
CNH Industrial Maquinaria Spain S.A.	Madrid	Spain	21,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium	100.000
CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial N.V.	99.980
						CNH Industrial Italia s.p.a.	0.020
CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	CNH Industrial Osterreich GmbH	99.000
						CNH Industrial N.V.	1.000
CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997
Appendix - CNH Industrial Group companies at December 31, 2021 278

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
						CNH Industrial Asian Holding Limited N.V.	0.002
CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
CNH Industrial Sweden AB	Överum	Sweden	11,000,000	SEK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Technology Services (India) Private Limited	New Delhi	India	70,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial UK Limited	London	United Kingdom	200	USD	100.00	CNH Industrial N.V.	100.000
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000
CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	1,626,298	BRL	100.00	CNH Industrial Brasil Ltda.	100.000
CNHI International SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Dot Technology Corp.	Toronto	Canada	12,558,870	CAD	100.00	Raven Industries Canada, Inc.	100.000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000
HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
LLC "CNH Industrial Financial Services Russia"	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial N.V.	100.000
LLC “CNH Industrial Ukraine”	Kiev	Ukraine	30,000,000	UAH	100.00	CNH Industrial N.V.	100.000
New Holland Credit Company, LLC	Wilmington	U.S.A.	—	USD	100.00	CNH Industrial Capital LLC	100.000
New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Ltd	Basildon	United Kingdom	1,079,247,000	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000
O & K - Hilfe GmbH	Heilbronn	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Raven Applied Technologies, LLC	Pierre	U.S.A.	1	USD	100.00	Raven Industries, Inc.	100.000
Raven CLI Construction, Inc.	Pierre	U.S.A.	10,000	USD	100.00	Raven Engineered Films, Inc.	100.000
Raven do Brazil Participacoes E Servicos Technicos LTDA	São Paulo	Brazil	53,360,425	BRL	100.00	Raven Applied Technologies, LLC	100.000
Raven Engineered Films, Inc.	Pierre	U.S.A.	10,000	USD	100.00	Raven Industries, Inc.	100.000
Raven Europe, B.V.	Middenmeer	Netherlands	808,481	EUR	100.00	Raven International Holding Company B.V.	100.000
Raven Industries Australia PTY Ltd.	Melbourne	Australia	NaN	AUD	100.00	Raven Applied Technologies, LLC	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 279

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Raven Industries Canada, Inc.	Nova Scotia	Canada	130,000	CAD	100.00	Raven International Holding Company B.V.	100.000
Raven Industries Holding, LLC	Pierre	U.S.A.	1	USD	100.00	Raven Industries, Inc.	100.000
Raven Industries, Inc.	Racine	U.S.A.	10	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000
Raven International Holding Company B.V.	Amsterdam	Netherlands	100	EUR	100.00	Raven Applied Technologies, LLC	100.000
Raven Risk Management I.I.	Scottsdale	U.S.A.	NaN	USD	100.00	Raven Industries, Inc.	100.000
Raven Slingshot, Inc.	Pierre	U.S.A.	10,000	USD	100.00	Raven Applied Technologies, LLC	100.000
Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
SAMPIERANA ASIA PACIFIC LTD	Kunshan	People's Rep.of China	900,000	USD	90.00	Sampierana S.p.A	100.000
Sampierana S.p.A	Bagno di Romagna (FC)	Italy	1,100,000	EUR	90.00	CNH Industrial Italia s.p.a.	90.000
Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000
UzCaseService LLC	Tashkent	Uzbekistan	224,901,201	UZS	70.35	Case Equipment Holdings Limited	70.348
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000
Jointly-controlled entities accounted for using the equity method
CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000
Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
Subsidiaries valued at cost
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000
CNH Trustee Limited	Basildon	United Kingdom	2	GBP	100.00	CNH Industrial N.V.	50.000
						New Holland Ltd	50.000
Employers' Health Initiatives L.L.C.	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 280

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000
J.I. Case Trustee Limited	Basildon	United Kingdom	2	GBP	100.00	CNH Industrial N.V.	50.000
						New Holland Ltd	50.000
SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
Associated companies accounted for using the equity method
Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169
Bennamann Energy Limited	Newquay Cornwall	United Kingdom	159	GBP	8.16	CNH Industrial N.V.	8.164
Bennamann Ltd.	Newquay Cornwall	United Kingdom	15,886	GBP	8.16	CNH Industrial N.V.	8.164
Bennamann Services Ltd.	Newquay Cornwall	United Kingdom	159	GBP	8.16	CNH Industrial N.V.	8.164
CNH Industrial Capital Europe S.a.S. (2)	Nanterre	France	88,482,297	EUR	49.90	CIFINS S.p.A.	49.900
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788
Geoprospectors GmbH	Traiskirchen	Austria	84,250	EUR	25.00	CNH Industrial N.V.	24.999
Associated companies valued at cost
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728
Other companies accounted for using the equity method
Zasso Group AG	Zug	Switzerland	290,599	CHF	10.42	CNH Industrial N.V.	10.418
Other companies valued at cost
Augmenta Holding	Paris	France	6,659,159	EUR	10.00	CNH Industrial N.V.	10.002
CODEFIS Società consortile per azioni (3)	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	9.500
						CNH Industrial Capital Solutions S.p.A.	9.500
FCA Services S.c.p.a. (4)	Turin	Italy	1,600,000	EUR	12.96	Iveco S.p.A.	7.656
						CNH Industrial Italia s.p.a.	4.208
Appendix - CNH Industrial Group companies at December 31, 2021 281

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
						FPT Industrial S.p.A.	0.846
						Astra Veicoli Industriali S.p.A.	0.042
						CNH Industrial Finance S.p.A.	0.042
						CNH Industrial Services S.r.l.	0.042
						Iveco Capital Solutions S.p.A.	0.042
						Iveco Defence Vehicles S.p.A.	0.042
						Officine Brennero S.p.A.	0.042
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273
Zimeno, Inc.	Wilmington	U.S.A.	1	USD	10.76	CNH Industrial America LLC	10.760

(1) At December 31, 2021, it was 100% owned by CNH Industrial; after the Demerger, it is a jointly-controlled entity accounted for using the equity method, owned 50.0% by CNH Industrial and 50.0% by Iveco Group.

(2) At December 31, 2021, it was 49.90% owned by CNH Industrial through CIFINS S.p.A.; after the Demerger, CNH Industrial and Iveco Group have a 24.95% and 24.95% interest in the entity, respectively.
(3) At December 31, 2021, CNH Industrial had a 19.0% interest in this entity; after the Demerger, CNH Industrial and Iveco Group have each a 9.5% interest in this entity.
(4) At December 31, 2021, CNH Industrial had a 12.96% interest in this entity; after the Demerger, CNH Industrial and Iveco Group have a 4.29% and a 8.67% interest in the entity, respectively.

Appendix - CNH Industrial Group companies at December 31, 2021 282

DISCONTINUED OPERATIONS

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Subsidiaries consolidated on a line-by-line basis
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.98	CNH Industrial Capital Limited	98.120
						Iveco Slovakia, s.r.o.	1.880
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
Blitz S19-499 GmbH	Ulm	Germany	25,000	EUR	94.00	Iveco Magirus AG	100.000
CNH Industrial Argentina S.A.	Buenos Aires	Argentina	4,749,441,412	ARS	100.00	FPT Industrial S.p.A.	94.946
						FPT INDUSTRIAL BRASIL LTDA.	5.054
CNH Industrial Capital Limited	Basildon	United Kingdom	18,200,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	New Business Netherlands Holding B.V.	99.999
CNH Industrial Financial Services A/S	Albertslund	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial SA (Pty) Ltd.	Centurion	South Africa	165,100,750	ZAR	100.00	CNH Industrial N.V.	100.000
Dolphin N2 Limited	Shoreham-by-Sea	United Kingdom	2	GBP	100.00	FPT Industrial S.p.A.	100.000
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000
Fiat Powertrain Technologies (Chongqing) Co., Ltd.	Chongqing	People's Rep.of China	50,000,000	CNY	100.00	Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	100.000
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000
FPT - Powertrain Technologies France SAS	Garchizy	France	73,444,960	EUR	100.00	IVECO FRANCE SAS	97.144
						CNH Industrial Finance France S.A.	2.856
FPT INDUSTRIAL BRASIL LTDA.	Contagem	Brazil	260,604,556	BRL	100.00	CNH Industrial N.V.	100.000
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000
Heuliez Bus S.A.S.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations SAS	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000
IC Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000
IDV USA INC.	Wilmington	U.S.A.	250,000	USD	100.00	Iveco Defence Vehicles S.p.A.	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 283

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People's Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	375,000,000	TRY	100.00	CNH Industrial N.V.	100.000
IVECO ARGENTINA S.A.	Buenos Aires	Argentina	11,017,857,270	ARS	100.00	Iveco Espana S.L.	94.924
						ON-HIGHWAY BRASIL LTDA.	5.076
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Belgium N.V.	Groot-Bijgaarden	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983
						Iveco Nederland B.V.	0.017
Iveco Capital Services S.R.L.	Glina	Romenia	22,519,423	RON	100.00	CNH Industrial Capital Limited	100.000
Iveco Capital Solutions S.p.A.	Turin	Italy	160,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	98.84	IVECO FRANCE SAS	98.838
Iveco Danmark A/S	Albertslund	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000
IVECO DEFENCE VEHICLES ROMANIA S.R.L.	Glina	Romenia	4,840,000	RON	100.00	Iveco Defence Vehicles S.p.A.	100.000
Iveco Defence Vehicles S.p.A.	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Espana S.L.	Madrid	Spain	100,000,001	EUR	100.00	New Business Netherlands Holding B.V.	100.000
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000
IVECO FRANCE SAS	Vénissieux	France	93,104,460	EUR	100.00	Iveco Espana S.L.	50.192
						New Business Netherlands Holding B.V.	49.541
						Heuliez Bus S.A.S.	0.267
IVECO Group Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000
Iveco Group N.V.	Amsterdam	Netherlands	250,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020
Iveco L.V.I. S.a.s.	Saint Priest	France	2,000,000	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
						Iveco S.p.A.	5.660
Appendix - CNH Industrial Group companies at December 31, 2021 284

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032
Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	New Business Netherlands Holding B.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000
Iveco Nord SAS	Lesquin	France	2,045,701	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	92,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Participations s.a.s.	Vitrolles	France	468,656	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Pension Trustee Ltd	Basildon	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.996
						Astra Veicoli Industriali S.p.A.	0.001
						Iveco Espana S.L.	0.001
						Iveco Nederland B.V.	0.001
						Mediterranea de Camiones S.L.	0.001
Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000
Iveco Retail Limited	Basildon	United Kingdom	7,319,100	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Romania S.r.l.	Glina	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	98.84	Iveco Czech Republic A.S.	100.000
Iveco South Africa Works (Pty) Ltd	Centurion	South Africa	215,010,239	ZAR	60.00	CNH Industrial SA (Pty) Ltd.	60.000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000
Iveco Sweden A.B.	Helsingborg	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Centrum s.r.o.	Lodenice	Czech Republic	10,000,000	CZK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Services S.R.L.	Glina	Romenia	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Austria GmbH	5.000
Iveco Trucks Australia Limited	Dandenong	Australia	139,242,022	AUD	100.00	CNH Industrial N.V.	100.000
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000
Appendix - CNH Industrial Group companies at December 31, 2021 285

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000
MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000
Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764
Magirus Italia S.r.l.	Brescia	Italy	50,000	EUR	100.00	Iveco S.p.A.	100.000
Magirus Lohr GmbH	Premstätten	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000
Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875
						CNH Industrial N.V.	0.125
New Business Netherlands Holding B.V.	Andelst	Netherlands	150,000	EUR	100.00	CNH Industrial N.V.	100.000
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000
ON-HIGHWAY BRASIL LTDA.	Sete Lagoas	Brazil	760,929,213	BRL	100.00	CNH Industrial N.V.	100.000
OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960
						Iveco Austria GmbH	0.040
Potenza Technology Holdings Limited	Birmingham	United Kingdom	200	GBP	100.00	FPT Industrial S.p.A.	100.000
Potenza Technology Limited	Birmingham	United Kingdom	100	GBP	100.00	Potenza Technology Holdings Limited	100.000
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	FPT Industrial S.p.A.	60.000
Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations SAS	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	ORVAULT	France	7,022,400	EUR	100.00	IVECO FRANCE SAS	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984
						Iveco Espana S.L.	0.016
Transolver Services S.A.S.	Guyancourt	France	38,000	EUR	100.00	CNH Industrial Capital Limited	100.000
UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
Jointly-controlled entities accounted for using the equity method
IVECO - OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles S.p.A.	50.000
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000
Nikola Iveco Europe GmbH	Ulm	Germany	25,000	EUR	50.00	Iveco S.p.A.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	224,500,000	USD	50.00	FPT Industrial S.p.A.	50.000
Subsidiaries valued at cost
Appendix - CNH Industrial Group companies at December 31, 2021 286

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
CNH INDUSTRIAL VENEZUELA, C.A.	Caracas	Venezuela	1,715,951,510	VES	100.00	CNH Industrial N.V.	100.000
ITALWATT S.r.l.	Leinì (Torino)	Italy	20,000	EUR	70.00	Iveco Defence Vehicles S.p.A.	70.000
Iveco Group Switzerland SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Associated companies accounted for using the equity method
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
Associated companies valued at cost
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	IVECO FRANCE SAS	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
Other companies valued at cost
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	19.90	Iveco S.p.A.	19.900
Appendix - CNH Industrial Group companies at December 31, 2021 287

Independent auditor’s report
To: the shareholders and audit committee of CNH Industrial N.V.
Report on the audit of the financial statements 2021 included in the annual report
Our opinion
We have audited the financial statements for the year ended December 31, 2021 of CNH Industrial N.V., based in Amsterdam.

In our opinion the accompanying financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2021 and of its result and its cash flows for 2021 in accordance with International Financial Reporting Standards as adopted by the European Union (EU‑IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

The financial statements comprise the consolidated and company financial statements.

In our opinion:
•The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2021, and of its result and its cash flows for 2021 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code
•The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2021 and of its result for 2021 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:
•The consolidated statement of financial position as at December 31, 2021
•The following statements for 2021: the consolidated income statement, the consolidated statements of comprehensive income, cash flows and changes in equity
•The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:
•The company statement of financial position as at December 31, 2021
•The company income statement for 2021
•The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of CNH Industrial N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Information in support of our opinion
We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Our understanding of the business
CNH Industrial is a company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles in addition to powertrain applications. CNH Industrial also offers financial products and services. The group is structured in segments and components and we tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment. On December 31, 2021, CNH Industrial and Iveco Group N.V. (“Iveco Group”) have executed the deed of demerger whereby, effective January 1, 2022, the relevant Iveco Group business segments (trucks, commercial vehicles, buses, specialty vehicles as well as powertrain applications) will separate from CNH Industrial and Iveco Group will become a public listed company independent from CNH Industrial N.V. Therefore in the 2021 financial statements of CNH Industrial N.V. the Iveco Group business segments are presented as discontinued operations.

We start by determining materiality and identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Materiality

Materiality	$100 million (or €88 million) (2020: $90 million or €73 million)
Benchmark applied	Approximately 5% of adjusted EBIT (2020: approximately 5% of normalized adjusted EBIT)
Explanation
Materiality is based on adjusted Earnings Before Interest and Taxes (EBIT), as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on EBIT. We believe that EBIT is an important metric for the financial performance of the company. Adjustments are made to EBIT for elements which are not directly related to the operational performance of the company (restructuring costs, goodwill impairment loss and other discrete items as disclosed in the paragraph Industrial Activities performance, as part of the operating and financial review and prospects in the annual report.

In determining this year’s materiality, we have considered the company’s continuing operations and adjusted for activities relating of the demerger of the Iveco Group Business.

Whilst we considered alternative benchmarks to adjusted EBIT, we believe that a adjusted EBIT approach to materiality is appropriate.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with audit committee that misstatements in excess of $5 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

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Scope of the group audit
CNH Industrial N.V. is the parent of a group of entities (collectively referred to as ‘the Group’). The consolidated financial statements of the Group as at December 31, 2021, include CNH Industrial N.V. and 202 consolidated subsidiaries. The Group is organized in five reportable segments, being Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments. The Group organizes its operations into 214 components in the consolidation and reporting system.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

Accordingly, we identified 16 of CNH Industrial N.V.’s components, which, in our view, required an audit of their complete financial information. Specific audit procedures on certain balances and transactions were performed on a further 20 components. Group wide control procedures were performed on a further 152 components. The remaining 26 components which are not included in our group scope have been subject to risk based analytic procedures.

In establishing the overall approach to the audit, we determined the type of work that is needed to be done by us, as group auditors, or by component auditors from Ernst & Young Global member firms and operating under our instructions. The group audit team audited the group consolidation, financial statements and disclosures and the audit procedures related to the key audit matter ‘The valuation of deferred taxes’. Because of the (international) travel restrictions and social distancing due to the Covid-19 pandemic, we needed to restrict or have been unable to visit management and/or component auditors. Due to these restrictions we intensified communication with significant component teams using communication technology to ensure we obtained sufficient audit evidence to conclude on our audit, also in relation to our key audit matter. For all entities in scope, we shared detailed instructions to the component auditors and we reviewed their deliverables.

In total these procedures covered approximately 100% of the group’s revenues and 100% of total assets.

By performing the procedures mentioned above at components of the group, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

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Teaming and use of specialists
We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed client in the automotive industry. We included specialists in the areas of IT audit, valuation, pensions and income tax.
Our focus on climate risks and the energy transition
Climate objectives will be high on the public agenda in the next decades. Issues such as CO2 reduction impact financial reporting, as these issues entail risks for the business operation, the valuation of assets ('stranded assets') and provisions or the sustainability of the business model and access to financial markets of companies with a larger CO2 footprint.

As part of our audit of the financial statements, we evaluated the extent to which climate-related risks and the possible effects of the energy transition are taken into account in estimates and significant assumptions as well as in the design of relevant internal control measures by CNH Industrial N.V.
As disclosed in the consolidated financial statements under the significant accounting policies and climate related matters, all significant assumptions and estimates underlying the preparation of the following items were subject to an analysis in order to identify and address the new uncertainties related to climate changes which could affect the business: going concern, inventory management, property, plant and equipment, goodwill, brands, intangible assets with a finite life, tax reliefs, revenue recognition, provisions and onerous contracts. Furthermore, we read the management board report and considered whether there is any material inconsistency between the non-financial disclosure and the financial statements.

Our audit procedures to address the assessed climate-related risks and the possible effects of the energy transition did not result in a key audit matter.
Our focus on fraud and non-compliance with laws and regulations
Our responsibility
Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error.
Our audit response related to fraud risks
We identify and assess the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the CNH Industrial N.V. and its environment and the components of the system of internal control, including the risk assessment process and management’s process for responding to the risks of fraud and monitoring the system of internal control and how audit committee exercises oversight, as well as the outcomes.

We refer to the paragraph Risk Management and Control System of the board report for management’s fraud risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. We evaluated whether these factors indicate that a risk of material misstatement due fraud is present.

We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

As in all of our audits, we addressed the risks related to management override of controls and when identifying and assessing fraud risks we presumed that there are risks of fraud in revenue recognition.

We identified the following fraud risks and performed the following specific procedures:

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Presumed risks of fraud in revenue recognition:
Fraud risk
When identifying and assessing fraud risks we presume that there are risks of fraud in revenue recognition. We evaluated the revenues streams coming from the various segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrains and Financial Services. Our risk is mainly focusing on revenues which are inappropriately recognized in the improper period as a result of manual journal entries recorded in corporate and/or consolidating entities at or near period end.

These revenues streams are disclosed in Note 1 to the financial statements.

Our audit approach
We designed and performed the following audit procedures to be responsive to this fraud risk:
•We perform risk assessment procedures as part of our audit planning and include the corporate and/or consolidating entities in our audit scope.
•We make inquiries of management.
•We perform analytical review and perform tests of detail as to revenue recorded in corporate and/or consolidating entities at or near period end.
•We perform tests of journal entries recorded in the corporate and/or consolidating entities and ensure appropriate business rationale, and proper authorization and documentation of approval.

Finally, we reviewed the adequacy of the disclosures made in Note 1.

We considered available information and made enquiries of relevant executives, directors (including tax, treasury, internal audit, legal, compliance, human resources and segment/regional management and finance leaders) and the audit committee.

Our audit response related to risks of non-compliance with laws and regulations
We assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the board of directors, reading minutes, inspection of internal audit and compliance reports and performing substantive tests of details of classes of transactions, account balances or disclosures and reference is made to Notes 23 Other provisions and 27 Commitments and contingencies to the financial statements.

We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations from management that all known instances of non-compliance with laws and regulations have been disclosed to us.

The fraud risk we identified, enquires and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements.

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Our audit response related to going concern
We performed the following procedures in order to identify and assess the risks relating to going concern and to conclude on the appropriateness of management’s use of the going concern basis of accounting. The board of directors made a specific assessment of the company’s ability to continue as a going concern and to continue its operations for at least the next 12 months. We discussed and evaluated this assessment with management exercising professional judgment and maintaining professional skepticism, and specifically focusing on the process followed by management to make the assessment, management bias that could represent a risk, the impact of current events and conditions have on the company’s operations and forecasted cash flows, with a focus on whether the company will have sufficient liquidity to continue to meet its obligations as they fall due. We consider, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.

Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern. For the company’s disclosure we refer to the significant accounting policies combined with the climate related matters.

Based on our procedures performed, we did not identify serious doubts on the entity’s ability to continue as a going concern for the next 12 months.
Our key audit matter
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matter to audit committee. The key audit matter is not a comprehensive reflection of all matters discussed.

The key audit matter ‘The impact of the Covid-19 pandemic’ which was included in our last year’s auditor’s report, is not considered a key audit matter for this year as the impact on the valuation of goodwill, valuation of tangible and intangible fixed assets, and the provision for buy backs as a result of the Covid-19 pandemic was assessed and recorded in the 2020 financial statements and the exposures for 2021 are limited. The key audit matter for valuation of deferred taxes is maintained although the focus of the valuation of deferred taxes is changed from the activities in Italy in prior years to the activities in Brazil in the current year.

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Valuation of deferred taxes Note 9
Risk
As more fully described in Note 9, the Company had deferred tax assets recognized of $367 million (including those relating to Brazil that were recognized in the year) as of December 31, 2021. Deferred tax assets are only recognized and to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.
In preparation for the separation of the Iveco Group business segments from CNH Industrial N.V., the Company reorganized its Industrial Activities in Brazil. Historically, the Company had not recorded deferred tax assets in the Industrial Activities in Brazil. These reorganization actions required the Company to assess whether its deferred tax assets in that jurisdiction will be recovered. Auditing management’s analysis of the recoverability of its deferred tax assets and related in the Industrial business in Brazil was key to our audit because the amounts are material to the financial statements and the assessment process in that jurisdiction is complex. This assessment involves significant judgment, including the weighting of all available evidence, and includes assumptions that may be affected by the nature and timing of the Company’s reorganization of its operations in Brazil, the impact of local tax legislation, and projections of future taxable income of the reorganized businesses in Brazil.
The Group’s disclosures related to income taxes are included in Note 9 to the consolidated financial statements.

Our audit approach	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the risks of material misstatement relating to the recoverability of deferred tax assets. This included controls over management’s projections of future taxable income, the future reversal of existing taxable temporary differences, and management’s identification and use of available tax planning strategies.
To test the recoverability and valuation of the deferred tax assets, our audit procedures included, among others, evaluating the methodologies used, the significant assumptions discussed above, and the underlying data used by the Company in its analysis. For example, as part of our evaluation of management’s significant assumptions, we utilized our tax specialists and considered the relevant tax laws and regulations in Brazil, including considering whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets in the relevant time period. We also evaluated cumulative income or loss positions in that jurisdiction and evaluated the Company’s projections of future taxable income, including comparing the forecasts to business plans and performing sensitivity analyses to assess the reasonableness of those forecasts.
We have assessed the adequacy of the financial statements disclosure in Note 9 regarding recognized deferred tax assets.
Key observations	We did not identify any evidence of material misstatement of deferred tax assets as recorded in the statement of financial position or in the disclosures thereof.

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Report on other information included in the annual report
The annual report contains other information in addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:
•The board report
•The remuneration report
•The information on the board of directors and auditor and the letter from the chairperson
•Other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:
•Is consistent with the financial statements and does not contain material misstatements
•Contains the information as required by Part 9 of Book 2 for the board report and the other information as required by Part 9 of Book 2 of the Dutch Civil Code and as required by Sections 2:135b and 2:145 sub‑section 2 of the Dutch Civil Code for the remuneration report.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The board of directors is responsible for the preparation of the other information, including the board report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code. Management and audit committee are responsible for ensuring that the remuneration report is drawn up and published in accordance with Sections 2:135b and 2:145 sub‑section 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements and ESEF
Engagement
We were engaged by the general meeting as auditor of CNH Industrial N.V. on September 9, 2013 to perform the audit of the 2013 financial statements and have continued as the statutory auditor since then.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

European Single Electronic Reporting Format (ESEF)
CNH Industrial N.V. has prepared the annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion, the annual report, prepared in the XHTML format, including the partially marked-up consolidated financial statements, as included in the reporting package by CNH Industrial N.V., complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the annual report, including the financial statements, in accordance with the RTS on ESEF, whereby management combines the various components into a single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF.

Our procedures, taking into account Alert 43 of the NBA (the Netherlands Institute of Chartered Accountants), included amongst others:
•obtaining an understanding of the CNH Industrial N.V.’s financial reporting process, including the preparation of the reporting package
•obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files, has been prepared in accordance with the technical specifications as included in the RTS on ESEF

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•examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities regarding the financial statements
Responsibilities of management and the audit committee for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting framework mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The ‘Information in support of our opinion’ section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.
Our audit further included among others:
•Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion
•Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the CNH Industrial N.V.’s internal control
•Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management
•Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
•Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Communication
We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Rotterdam, March 1, 2022

Ernst & Young Accountants LLP

Signed by P.W.J. Laan

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